

04012346

82- SUBMISSIONS FACING SHEET

Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tesco plc

*CURRENT ADDRESS Tesco House

Delamare Road

Cheshunt Herts EN8 9SL

**FORMER NAME

**NEW ADDRESS

PROCESSED

JAN 29 2004

THOMSON FINANCIAL

FILE NO. 82- 3277 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☒
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 1/22/04


Companies
for the re

288a

Please complete in ty
or in bold black capit
CHFP000

04 JAN 20 7:21

tor or secretary
rm 288b) or change
of particulars (use Form 288c))

Company Number	445790
Company Name in full	TESCO PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	07	07	2003	†Date of Birth	21	11	1952

Appointment form

Notes on completion appear on reverse.

Appointment as director ✓ as secretary [ ] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: MR *Honours etc: CBE

Forename(s): EVAN MERVYN

Surname: DAVIES

Previous Forename(s): Previous Surname(s):

†† Usual residential address: 1 DRAYTON GARDENS

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

Post town: LONDON Postcode: SW10 9RY

County / Region: Country: ENGLAND

†Nationality: BRITISH †Business occupation: GROUP CHIEF EXECUTIVE

†Other directorships (additional space overleaf): STANDARD CHARTERED PLC + ATTACHED LIST

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 7/7/03

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 7/7/03

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Nadine Sankar, Tesco House, Delamare Road,
Cheshunt, Herts EN8 9SL

Tel

DX number DX exchange

COMPANIES HOUSE 25/07/03

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Company Number

† Directors only.

†Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:

- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

. . peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Evan Mervyn Davies

Title: Mr
Name: Evan Mervyn Davies

Home
1 Drayton Gardens London SW10 9RY

Directorships	
Company Name	**Appointed**
Standard Chartered Bank	16/12/1997
Standard Chartered Holdings Limited	16/12/1997
Standard Chartered PLC	16/12/1997
Tesco PLC	07/07/2003

Companies House
— for the record —

BUZIC

5

Company Name
TESCO PLC

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capita'

Company Type
Public Limited Company

Company Number
445790
Information extracted from Companies House records on
18th May 2003

Section 1: Company details

A23 COMPANIES HOUSE 10/07/03
A18 COMPANIES HOUSE 0642 02/07/03

Ref: 445790/09/28

	Current details	Amended details
Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Tesco House, Delamare Road, Cheshunt, Herts EN8 9SL**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held Lloyds Bank Plc Registrars Department The Causeway Worthing West Sussex BN99 6DA**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** **Description** **5211** **Retail non-specialised stores, food**	**SIC CODE** **Description**

> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*

04 JAN 20 AM 7:21

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** **Rowley Stuart AGER** This is a service address for the beneficiary of a Confidentiality Order. **Address** **Tesco House** **Delamare Road** **Cheshunt** **Hertfordshire** **EN8 9SL**	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of change _ _ / _ _ / _ _ _ _ Date Rowley Stuart AGER ceased to be secretary (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **Rowley Stuart AGER** This is a service address for the beneficiary of a Confidentiality Order. **Address** **Tesco House** **Delamare Road** **Cheshunt** **Hertfordshire** **EN8 9SL** **Date of birth 01/07/1945** **Nationality British** **Occupation Director**	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth _ _ / _ _ / _ _ _ _ Nationality Occupation Date of change _ _ / _ _ / _ _ _ _ Date Rowley Stuart AGER ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Charles Lamb ALLEN	Name __________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address Stornoway House 13 Cleveland Row London SW1A 1GG	Address __________ __________ __________
	Date of birth 04/01/1957	UK Postcode _ _ _ _ _ _ _
	Nationality British	Date of birth _ _ / _ _ / _ _ _ _
Particulars of a new Director must be notified on form 288.	**Occupation** Chief Executive	Nationality __________ Occupation __________ Date of change _ _ / _ _ / _ _ _ _ Date Charles Lamb ALLEN ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Rodney Frank CHASE	Name __________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address 4 Eaton Terrace London SW1W 8EZ	Address __________ __________ __________
	Date of birth 12/05/1943	UK Postcode _ _ _ _ _ _ _
	Nationality British	Date of birth _ _ / _ _ / _ _ _ _
Particulars of a new Director must be notified on form 288.	**Occupation** Director	Nationality __________ Occupation __________ Date of change _ _ / _ _ / _ _ _ _ Date Rodney Frank CHASE ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **Philip CLARKE** This is a service address for the beneficiary of a Confidentiality Order. **Address** **Tesco House** **Delamare Road** **Cheshunt** **Hertfordshire** **EN8 9SL** **Date of birth** **08/03/1960** **Nationality** **British** **Occupation** **Director**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Philip CLARKE ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **Dr Harald EINSMANN** **Address** **43 Chester Square** **London** **SW1W 9EA** **Date of birth** **21/03/1934** **Nationality** **German** **Occupation** **Non Executive Director**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Dr Harald EINSMANN ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** John Anthony GARDINER	Name ______
	This is a service address for the beneficiary of a Confidentiality Order.	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address **Tesco House** **Delamare Road** **Cheshunt** **Hertfordshire** **EN8 9SL**	Address ______
		UK Postcode _ _ _ _ _ _ _
Particulars of a new Director must be notified on form 288.	**Date of birth** 22/06/1936	Date of birth _ _ / _ _ / _ _ _ _
	Nationality British	Nationality ______
	Occupation Company Director	Occupation ______
		Date of change _ _ / _ _ / _ _ _ _
		Date John Anthony GARDINER ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** John GILDERSLEEVE	Name ______
	This is a service address for the beneficiary of a Confidentiality Order.	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address **Tesco House** **Delamare Road** **Cheshunt** **Hertfordshire** **EN8 9SL**	Address ______
		UK Postcode _ _ _ _ _ _ _
Particulars of a new Director must be notified on form 288.	**Date of birth** 16/07/1944	Date of birth _ _ / _ _ / _ _ _ _
	Nationality British	Nationality ______
	Occupation Company Director	Occupation ______
		Date of change _ _ / _ _ / _ _ _ _
		Date John GILDERSLEEVE ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** **Andrew Thomas HIGGINSON**	Name
	This is a service address for the beneficiary of a Confidentiality Order.	Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address **Tesco House** **Delamare Road** **Cheshunt** **Hertfordshire** **EN8 9SL**	Address
		UK Postcode
	Date of birth 10/07/1957	Date of birth / /
Particulars of a new Director must be notified on form 288.	**Nationality** British	Nationality
	Occupation Accountant	Occupation
		Date of change / /
		Date Andrew Thomas HIGGINSON ceased to be director (if applicable) / /
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** **Terence Patrick LEAHY**	Name
	This is a service address for the beneficiary of a Confidentiality Order.	Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address **Tesco House** **Delamare Road** **Cheshunt** **Hertfordshire** **EN8 9SL**	Address
		UK Postcode
	Date of birth 28/02/1956	Date of birth / /
Particulars of a new Director must be notified on form 288.	**Nationality** British	Nationality
	Occupation Director	Occupation
		Date of change / /
		Date Terence Patrick LEAHY ceased to be director (if applicable) / /

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **Timothy John Rollit MASON** This is a service address for the beneficiary of a Confidentiality Order. **Address** **Tesco House** **Delamare Road** **Cheshunt** **Hertfordshire** **EN8 9SL** **Date of birth** **23/07/1957** **Nationality** **British** **Occupation** **Company Director**	Name ______________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______________ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ________ Occupation ________ Date of change _ _ / _ _ / _ _ _ _ Date Timothy John Rollit MASON ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **Veronique MORALI** **Address** **7 Rue De La Chaise** **Paris 75007** **France** **Date of birth** **12/09/1958** **Nationality** **French** **Occupation** **Director**	Name ______________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______________ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ________ Occupation ________ Date of change _ _ / _ _ / _ _ _ _ Date Veronique MORALI ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **Graham Fenwick PIMLOTT** **Address** **79 Beckwith Road** **London** **SE24 9LQ** **Date of birth** **22/10/1949** **Nationality** **British** **Occupation** **Investment Banker**	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ____ Occupation ____ Date of change _ _ / _ _ / _ _ _ _ Date Graham Fenwick PIMLOTT ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **David Tom POTTS** This is a service address for the beneficiary of a Confidentiality Order. **Address** **Tesco House** **Delamare Road** **Cheshunt** **Hertfordshire** **EN8 9SL** **Date of birth** **18/03/1957** **Nationality** **British** **Occupation** **Director**	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ____ Occupation ____ Date of change _ _ / _ _ / _ _ _ _ Date David Tom POTTS ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Name **David Edward REID**	Name
	This is a service address for the beneficiary of a Confidentiality Order.	Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address **Tesco House** **Delamare Road** **Cheshunt** **Hertfordshire** **EN8 9SL**	Address UK Postcode _ _ _ _ _ _ _
Particulars of a new Director must be notified on form 288.	**Date of birth** **05/02/1947**	Date of birth _ _ / _ _ / _ _ _ _
	Nationality **British**	Nationality
	Occupation **Director**	Occupation
		Date of change _ _ / _ _ / _ _ _ _
		Date David Edward REID ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Issued share capital details

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share: Ordinary shares 5p

Number of shares issued: 723921450l

Aggregate Nominal Value of issued shares: 361960725

Class of Share

Number of shares issued

Aggregate Nominal Value of issued shares

Class of Share

Number of shares issued

Aggregate Nominal Value of issued shares

Class of Share

Number of shares issued

Aggregate Nominal Value of issued shares

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued: 7239214501

Aggregate Nominal Value of issued shares: 361960725

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House.*

- ☐ There were no changes during the period
- ☐ A list of changes is enclosed
- ☐ A full list of members is enclosed

The last full list of members was received on: 07/06/2002

> **REMEMBER:**

Changes** to shareholder particulars or details of shares transferred to be **completed each year
A full list of shareholders is required with the first and every third Annual Return thereafter
List shareholders in alphabetical order or provide an index
List joint shareholders consecutively

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name SEE ATTACHED CD Address UK Postcode _ _ _ _ _ _ _			
Name Address UK Postcode _ _ _ _ _ _ _			
Name Address UK Postcode _ _ _ _ _ _ _			
Name Address UK Postcode _ _ _ _ _ _ _			

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		



Companies House
— for the record —

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature ____________________ (~~Director~~/ Secretary)

Date 26 / 06 / 2003

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

This AR is made up to ***7/6/2003***

If you are making this return up to an earlier date, please give the date here

__ / __ / ____

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

If you wish to change your next return to a date earlier than **7th June 2004** please give the new date here:

__ / __ / ____

4. Where to send this form

Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name

Nadine Sankar
New Tesco House
Delamare Road
P. O. Box 18
Cheshunt
Herts
EN8 9SL

Telephone number *inc code*

DX number *if applicable*

DX exchange

CDROM/FICHE

FORM ML8


A

BULK LIST OF SHAREHOLDERS OR MEMBERS

A BULK LIST OF SHAREHOLDERS OR MEMBERS FOR THIS COMPANY HAS BEEN LODGED BUT DOES NOT APPEAR ON THIS ANNUAL RETURN MICROFICHE.

IF YOU WISH TO SEARCH THE LIST, PLEASE ENQUIRE AT THE SEARCH CONTROL COUNTER.

COMPANY NUMBER 445790

OFFERING CIRCULAR


TESCO

TESCO PLC

(incorporated with limited liability in England with registered number 445790)

£5,000,000,000
Euro Note Programme

On 17th July, 1997 Tesco PLC (the "Issuer") established its Euro Note Programme (the "Programme"). This Offering Circular (the "Offering Circular") supersedes all previous offering circulars issued in connection with the Programme with respect to Notes (as defined below) issued under the Programme on or after the date of this Offering Circular. This does not affect any Notes already in issue.

Under the Programme the Issuer may from time to time issue notes (the "Notes") denominated in any currency agreed between the Issuer and the relevant Dealer (as defined below).

Application has been made to the Financial Services Authority (the "UK Listing Authority") in its capacity as competent authority under the Financial Services and Markets Act 2000, as amended (the "FSMA") for Notes issued during the period of 12 months from the date of this Offering Circular to be admitted to the official list of the UK Listing Authority (the "Official List") and to the London Stock Exchange plc (the "London Stock Exchange") for such Notes to be admitted to trading on the London Stock Exchange's market for listed securities. Admission to the Official List together with admission to trading on the London Stock Exchange's market for listed securities constitutes official listing on the London Stock Exchange. Notice of the aggregate nominal amount of Notes, interest (if any) payable in respect of Notes, the issue price of Notes and any other terms and conditions not contained herein which are applicable to each Tranche (as defined on page 20) of Notes will be set forth in a pricing supplement (the "Pricing Supplement") which, with respect to Notes to be admitted to the Official List and to be admitted to trading on the London Stock Exchange's market for listed securities, will be delivered to the UK Listing Authority and to the London Stock Exchange on or before the date of issue of the Notes of such Tranche or such later date as the UK Listing Authority and the London Stock Exchange may agree.

The Programme provides that Notes may be listed on such other or furthe[illegible]k exchange(s) as may be agreed between the Issuer and the relevant Dealer. The Issuer [illegible] unlisted Notes.

BARCLAYS CAPITAL	**BNP PARIBAS**
CITIGROUP	**CREDIT SUISSE FIRST BOSTON**
DEUTSCHE BANK	**GOLDMAN SACHS INTERNATIONAL**
HSBC	**MERRILL LYNCH INTERNATIONAL**
MORGAN STANLEY	**RBC CAPITAL MARKETS**
THE ROYAL BANK OF SCOTLAND	**TOKYO-MITSUBISHI INTERNATIONAL PLC**

UBS INVESTMENT BANK

The date of this Offering Circular is 8th July, 2003

The Notes may be issued on a continuing basis to one or more of the Dealers specified on page 7 and any additional Dealer appointed under the Programme from time to time, which appointment may be for a specific issue or on an ongoing basis (each a "Dealer" and together the "Dealers"). References in this Offering Circular to the "relevant Dealer" shall, in the case of an issue of Notes being (or intended to be) subscribed by more than one Dealer, be to all Dealers agreeing to purchase such Notes.

The Notes of each Tranche will initially be represented by a temporary global Note which will be deposited on the issue date thereof with a common depositary on behalf of Clearstream Banking, société anonyme ("Clearstream, Luxembourg") and Euroclear Bank S.A./N.V. as operator of the Euroclear System ("Euroclear") and/or any other agreed clearing system and which will be exchangeable, as specified in the applicable Pricing Supplement, for either a permanent global Note or Notes in definitive form, in each case upon certification as to non-U.S. beneficial ownership as required by U.S. Treasury regulations. A permanent global Note will be exchangeable for Notes in definitive form upon request (unless otherwise specified in the applicable Pricing Supplement), all as further described in "Form of the Notes" below.

The Issuer may agree with any Dealer and the Trustee (as defined herein) that Notes may be issued in a form not contemplated by the Terms and Conditions of the Notes herein, in which event (except in the case of unlisted Notes) supplementary listing particulars or further listing particulars, if appropriate, will be made available which will describe the effect of the agreement reached in relation to such Notes.

The Issuer accepts responsibility for the information contained in this Offering Circular. To the best of the knowledge and belief of the Issuer (having taken all reasonable care to ensure that such is the case) the information contained in this Offering Circular is in accordance with the facts and does not omit anything likely to affect the import of such information.

Any reference in this Offering Circular to listing particulars ("Listing Particulars") means this Offering Circular excluding all information incorporated by reference. The Issuer has confirmed that any information incorporated by reference, including any such information to which readers of this Offering Circular are expressly referred, has not been and does not need to be included in the Listing Particulars to satisfy the requirements of the FSMA or the listing rules of the Financial Services Authority. The Issuer believes that none of the information incorporated therein by reference conflicts in any material respect with the information included in the Listing Particulars.

This Offering Circular is to be read in conjunction with all documents which are deemed to be incorporated herein by reference (see "Documents Incorporated by Reference" below) (provided, however, that such incorporated documents do not form part of the Listing Particulars). This Offering Circular shall, save as specified herein, be read and construed on the basis that such documents are so incorporated and form part of this Offering Circular but not part of the Listing Particulars.

A copy of this Offering Circular, which comprises Listing Particulars in relation to Notes listed on the Official List and issued during the period of 12 months from the date of this Offering Circular, has been delivered for registration to the Registrar of Companies in England and Wales as required by Section 83 of that Act. Copies of each Pricing Supplement (in the case of Notes to be admitted to the Official List of the UK Listing Authority) will be available from FT Business Research Centre, operated by FT Interactive Data, at Fitzroy House, 13-15 Epworth Street, London EC2A 4DL and from the office set out below of the Trustee (as defined herein) and the specified office of each of the Paying Agents (as defined herein).

Neither any Dealer nor the Trustee has separately verified the information contained herein. Accordingly, no representation, warranty or undertaking, express or implied, is made and no responsibility or liability is accepted by any Dealer or the Trustee as to the accuracy or completeness of the information contained in this Offering Circular or any other information provided by the Issuer in connection with the Programme or the Notes or their distribution. The statements made in this paragraph are made without prejudice to the responsibility of the Issuer under the Programme.

No person is or has been authorised to give any information or to make any representation not contained in or not consistent with this Offering Circular or any other information supplied in connection with the Programme or the Notes and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer, any Dealer or the Trustee.

Neither this Offering Circular nor any other information supplied in connection with the Programme or any Notes (i) is intended to provide the basis of any credit or other evaluation or (ii) should be considered as a recommendation or as constituting an invitation or offer by the Issuer, any Dealer or the Trustee that any recipient of this Offering Circular or any other information supplied in connection with the Programme or any Notes should purchase any Notes. Each investor contemplating purchasing any Notes should make its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness, of the Issuer. Neither this Offering Circular nor any other

information supplied in connection with the Programme or the issue of any Notes constitutes an offer by or on behalf of the Issuer or any of the Dealers or the Trustee to any person to subscribe for or to purchase any Notes.

The delivery of this Offering Circular does not at any time imply that the information contained herein concerning the Issuer is correct at any time subsequent to the date hereof or that any other information supplied in connection with the Programme is correct as at any time subsequent to the date indicated in the document containing the same. The Dealers and the Trustee expressly do not undertake to review the financial condition or affairs of the Issuer during the life of the Programme. Investors should review, *inter alia*, the most recently published audited annual financial statements and, if published later, the most recently published interim financial statements (if any) of the Issuer when deciding whether or not to purchase any Notes.

The distribution of this Offering Circular and the offer or sale of Notes may be restricted by law in certain jurisdictions. The Issuer, the Dealers and the Trustee do not represent that this Offering Circular may be lawfully distributed, or that any Notes may be lawfully offered, in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by the Issuer, the Dealers or the Trustee (save for the approval of this document (and all previous offering circulars relating to the Programme) as Listing Particulars by the UK Listing Authority and delivery of a copy of this Offering Circular (and all such previous offering circulars) to the Registrar of Companies in England and Wales) which would permit a public offering of any Notes or distribution of this Offering Circular in any jurisdiction where action for that purpose is required. Accordingly, no Notes may be offered or sold, directly or indirectly, and neither this Offering Circular nor any advertisement or other offering material may be distributed or published in any jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations and the Dealers have represented or, as the case may be, will be required to represent that all offers and sales by them will be made on the same terms. Persons into whose possession this Offering Circular or any Notes come must inform themselves about, and observe, any such restrictions. In particular, there are restrictions on the distribution of this Offering Circular and the offer or sale of Notes in the United States, the United Kingdom, Japan, the Republic of France, the Federal Republic of Germany and The Netherlands (see "Subscription and Sale" below).

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended, (the "Securities Act") and are subject to certain U.S. tax law requirements. Subject to certain exceptions, Notes may not be offered, sold or delivered within the United States or to U.S. persons (see "Subscription and Sale" below).

All references in this Offering Circular to "Sterling" and "£" refer to the currency of the United Kingdom, to "U.S. dollars", "U.S.$" and "$" refer to the currency of the United States of America, to "Swiss francs" refer to the currency of Switzerland and to "euro" and "€" refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty establishing the European Community, as amended.

In connection with the issue and distribution of any Tranche of Notes, the Dealer (if any) disclosed as the stabilising manager in the applicable Pricing Supplement or any person acting for him may over-allot or effect transactions with a view to supporting the market price of the Notes of the Series (as defined below) of which such Tranche forms part at a level higher than that which might otherwise prevail for a limited period. However, there may be no obligation on the stabilising manager or any agent of his to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period. Such stabilising shall be in compliance with all relevant laws and regulations.

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

The following documents shall be deemed to be incorporated in, and to form part of, this Offering Circular (provided however that such incorporated documents do not form a part of the Listing Particulars):

(a) the most recently published audited annual financial statements and, if published later, the most recently published interim financial statements (if any) of the Issuer; and

(b) all supplements to this Offering Circular circulated by the Issuer from time to time in accordance with the provisions of the Dealer Agreement as described below,

save that any statement contained herein or in a document which is deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purpose of this Offering Circular (but not the Listing Particulars) to the extent that a statement contained in any such subsequent document which is deemed to be incorporated by reference herein modifies or supersedes such earlier statement (whether expressly, by implication or otherwise).

The Issuer will provide, without charge, to each person to whom a copy of this Offering Circular has been delivered, upon the request of such person, a copy of any or all of the documents deemed to be incorporated herein by reference unless such documents have been modified or superseded as specified above. Requests for such documents should be directed to the Issuer at its registered office set out at the end of this Offering Circular. In addition, such documents will be available from the principal office in England of Deutsche Bank AG London in its capacity as authorised adviser (the "Authorised Adviser") for Notes listed on the Official List.

The Issuer has undertaken to the Dealers in the Dealer Agreement (as defined in "Subscription and Sale" below) to comply with sections 81 and 83 of the FSMA.

If the terms of the Programme are modified in a manner which would make this Offering Circular, as so modified, inaccurate or misleading in a material respect, a new offering circular will be prepared.

GENERAL DESCRIPTION OF THE PROGRAMME

Under the Programme, the Issuer has issued and may from time to time issue Notes denominated in any currency and having a minimum maturity of one month, subject as set out herein. A summary of the terms and conditions of the Programme and the Notes appears below. The applicable terms of any Notes have been or will be agreed between the Issuer and the relevant Dealer prior to the issue of the Notes and have been or will be set out in the Terms and Conditions of the Notes endorsed on, attached to, or incorporated by reference into, the Notes, as modified and supplemented by the applicable Pricing Supplement attached to, or endorsed on, such Notes, as more fully described under "Form of the Notes" below.

The maximum aggregate nominal amount of all Notes from time to time outstanding under the Programme will not exceed £5,000,000,000 (or its equivalent in other currencies calculated as described herein). A description of the restrictions applicable at the date of this Offering Circular relating to the maturity or denominations of certain Notes is set out on pages 8 and 9, respectively.

This Offering Circular and any supplement to it will only be valid for listing Notes on the Official List during the period of 12 months from the date of this Offering Circular in an aggregate nominal amount which, when added to the aggregate nominal amount then outstanding of all Notes previously or simultaneously issued under the Programme, does not exceed £5,000,000,000 or its equivalent in other currencies. For the purpose of calculating the Sterling equivalent of the aggregate nominal amount of Notes issued under the Programme from time to time:

(a) the Sterling equivalent of Notes denominated in another Specified Currency (as specified in the applicable Pricing Supplement, see under "Form of the Notes" on page 11) shall be determined, at the discretion of the Issuer, either as of the date on which agreement is reached for the issue of Notes or on the preceding day on which commercial banks and foreign exchange markets are open for business in London, in each case on the basis of the spot rate for the sale of Sterling against the purchase of such Specified Currency in the London foreign exchange market quoted by any leading international bank selected by the Issuer on the relevant day of calculation;

(b) the Sterling amount of Dual Currency Notes, Index Linked Notes and Partly Paid Notes (each as specified in the applicable Pricing Supplement, see under "Form of the Notes" on page 11) shall be calculated (where relevant, in the manner specified in (a) above) by reference to the original nominal amount on issue of such Notes (in the case of Partly Paid Notes regardless of the subscription price paid); and

(c) the Sterling amount of Zero Coupon Notes (as specified in the applicable Pricing Supplement, see under "Form of the Notes" on page 11) and other Notes issued at a discount or a premium shall be calculated (where relevant, in the manner specified in (a) above) by reference to the net proceeds received by the Issuer for the relevant Notes.

SUMMARY OF THE PROGRAMME AND TERMS AND CONDITIONS OF THE NOTES

The following summary does not purport to be complete and is taken from, and is qualified in its entirety by, the remainder of this Offering Circular and, in relation to the terms and conditions of any particular Tranche of Notes, the applicable Pricing Supplement. Words and expressions defined in "Form of the Notes" and "Terms and Conditions of the Notes" below shall have the same meanings in this summary.

Issuer:	Tesco PLC
Description:	Euro Note Programme
Arranger:	Deutsche Bank AG London
Dealers:	Barclays Bank PLC BNP Paribas Citigroup Global Markets Limited Credit Suisse First Boston (Europe) Limited Deutsche Bank AG London Goldman Sachs International HSBC Bank plc Merrill Lynch International Morgan Stanley & Co. International Limited Royal Bank of Canada Europe Limited The Royal Bank of Scotland plc Tokyo-Mitsubishi International plc UBS Limited
	The Issuer may, from time to time, terminate the appointment of any Dealer under the Programme or appoint Dealers either in relation to the Programme as a whole or in relation to specific issues under the Programme.
Trustee:	Royal Exchange Trust Company Limited
Issuing and Principal Paying Agent:	HSBC Bank plc
Size:	Up to £5,000,000,000 (or its equivalent in other currencies calculated as described herein on page 7) outstanding at any time. The Issuer may increase the amount of the Programme in accordance with the terms of the Dealer Agreement.
Distribution:	Notes may be distributed by way of private or public placement and in each case on a syndicated or non-syndicated basis in accordance with the terms of the Dealer Agreement.
Currencies:	Subject to any applicable legal or regulatory restrictions, such currencies as may be agreed between the Issuer and the relevant Dealer (as indicated in the applicable Pricing Supplement).
	Each issue of Notes denominated in a currency in respect of which particular laws, guidelines, regulations, restrictions or reporting requirements apply will only be issued in circumstances which comply with such laws, guidelines, regulations, restrictions or reporting requirements from time to time (see "Subscription and Sale" on page 41).
	Issues of Notes denominated in Swiss francs or carrying a Swiss franc related element with a maturity of more than one year (other than Notes privately placed with a single investor with no publicity) will be effected in compliance with the relevant regulations of the Swiss National Bank based on article 7 of the Federal Law on Banks and Savings Banks of 8th November, 1934 (as amended) and article 15 of the Federal Law on Stock Exchanges and Securities Trading of 24th March, 1995 in connection with article 2, paragraph 2 of the Ordinance of the Federal Banking Commission on Stock Exchanges and Securities Trading of 2nd December, 1996. Under the said regulations, the relevant Dealer or, in the

case of a syndicated issue, the lead manager (the "Swiss Dealer"), must be a bank domiciled in Switzerland (which includes branches or subsidiaries of a foreign bank located in Switzerland) or a securities dealer duly licensed by the Swiss Federal Banking Commission pursuant to the Federal Law on Stock Exchanges and Securities Trading of 24th March, 1995. The Swiss Dealer must report certain details of the relevant transaction to the Swiss National Bank no later than the Issue Date of the relevant Notes.

Maturities: Such maturities as may be agreed between the Issuer and the relevant Dealer and as indicated in the applicable Pricing Supplement, subject to such minimum or maximum maturities as may be allowed or required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the Issuer or the relevant Specified Currency.

At the date of this Offering Circular, the minimum maturity of all Notes is one month.

Notes having a maturity of less than one year from their date of issue will constitute deposits for the purposes of the prohibition on accepting deposits contained in section 19 of the FSMA unless they are issued to a limited class of investment professionals and have a denomination of at least £100,000 or its equivalent (see "Subscription and Sale"on page 41).

Issue Price: Notes may be issued on a fully-paid or a partly-paid basis and at an issue price which is at par or at a discount to, or premium over, par.

Form of Notes: Each Tranche of Notes will initially be represented by a temporary global Note which will be deposited on the relevant Issue Date with a common depositary for Clearstream, Luxembourg and Euroclear and/or any other agreed clearing system and which will be exchangeable, upon request, as described therein for either a permanent global Note or definitive Notes (as indicated in the applicable Pricing Supplement and subject, in the case of definitive Notes, to such notice period as is specified in the applicable Pricing Supplement) in each case not earlier than 40 days after the Issue Date upon certification of non-U.S. beneficial ownership as required by U.S. Treasury regulations. The applicable Pricing Supplement will specify that a permanent global Note either (i) is exchangeable (in whole but not in part) for definitive Notes upon not less than 60 days' notice or (ii) is exchangeable (in whole but not in part) for definitive Notes only upon the occurrence of an Exchange Event, as described in "Form of the Notes" below. Any interest in a global Note will be transferable only in accordance with the rules and procedures for the time being of Clearstream, Luxembourg, Euroclear and/or any other agreed clearing system, as appropriate.

Fixed Rate Notes: Interest on Fixed Rate Notes will be payable on such date or dates as may be agreed between the Issuer and the relevant Dealer (as indicated in the applicable Pricing Supplement) and on redemption, and will be calculated on the basis of such Fixed Day Count Fraction as may be agreed between the Issuer and the relevant Dealer.

Floating Rate Notes: Floating Rate Notes will bear interest at a rate determined:

(i) on the same basis as the floating rate under an interest rate swap transaction in the relevant Specified Currency governed by an agreement incorporating the 2000 ISDA Definitions (as published by the International Swaps and Derivatives Association, Inc., and as amended and updated as at the Issue Date of the first Tranche of the Notes of the relevant Series); or

(ii) on the basis of a reference rate appearing on the agreed screen page of a commercial quotation service; or

(iii) on such other basis as may be agreed between the Issuer and the relevant Dealer,

as indicated in the applicable Pricing Supplement.

The Margin (if any) relating to such floating rate will be agreed between the Issuer and the relevant Dealer for each Series of Floating Rate Notes.

Index Linked Notes: Payments of principal in respect of Index Linked Redemption Notes or of interest in respect of Index Linked Interest Notes will be calculated by reference to such index and/or formula as the Issuer and the relevant Dealer may agree (as indicated in the applicable Pricing Supplement).

Other provisions in relation to Floating Rate Notes and Index Linked Interest Notes: Floating Rate Notes and Index Linked Interest Notes may also have a maximum interest rate, a minimum interest rate or both (as indicated in the applicable Pricing Supplement).

Interest on Floating Rate Notes and Index Linked Interest Notes in respect of each Interest Period, as selected prior to issue by the Issuer and the relevant Dealer, will be payable on such Interest Payment Dates specified in, or determined pursuant to, the applicable Pricing Supplement and will be calculated on the basis of such Floating Day Count Fraction as selected by the Issuer and the relevant Dealer.

Dual Currency Notes: Payments (whether in respect of principal or interest and whether at maturity or otherwise) in respect of Dual Currency Notes will be made in such currencies, and based on such rates of exchange, as the Issuer and the relevant Dealer may agree (as indicated in the applicable Pricing Supplement).

Zero Coupon Notes: Zero Coupon Notes will be offered and sold at a discount to their nominal amount and will not bear interest.

Redemption: The Pricing Supplement relating to each Tranche of Notes will indicate either that the Notes of such Tranche cannot be redeemed prior to their stated maturity (other than in specified instalments (see below), if applicable, or for taxation reasons or following an Event of Default) or that such Notes will be redeemable at the option of the Issuer and/or the Noteholders upon giving not less than 15 nor more than 30 days' irrevocable notice (or such other notice period (if any) as is indicated in the applicable Pricing Supplement) to the Noteholders or the Issuer, as the case may be, on a date or dates specified prior to such stated maturity and at a price or prices and on such terms as are indicated in the applicable Pricing Supplement.

The Pricing Supplement may provide that Notes may be redeemable in two or more instalments of such amounts and on such dates as are indicated in the applicable Pricing Supplement.

Notes having a maturity of less than one year from their date of issue are subject to restrictions on their distribution and denomination (see "Maturities" above).

Denomination of Notes: Notes will be issued in such denominations as may be agreed between the Issuer and the relevant Dealer and as indicated in the applicable Pricing Supplement save that the minimum denomination of each Note will be such as may be allowed or required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the relevant Specified Currency (see "Maturities" above).

Taxation: All payments in respect of Notes will be made without deduction for or on account of withholding taxes imposed within the United Kingdom, subject as provided in Condition 7.

Negative Pledge: The terms and conditions of the Notes contain a negative pledge provision as described in Condition 3.

Cross Default:	The terms and conditions of the Notes contain a cross-default provision as described in Condition 9.
Status of the Notes:	The Notes will constitute direct, unconditional, unsubordinated and (subject to the provisions of Condition 3) unsecured obligations of the Issuer and will rank *pari passu* among themselves and (save for certain debts preferred by law) equally with all other present and future unsecured obligations (other than subordinated obligations, if any) of the Issuer, from time to time outstanding.
Listing:	Application has been made to admit Notes issued under the Programme to the Official List and to admit them to trading on the London Stock Exchange's market for listed securities during the period of 12 months from the date of this Offering Circular. The Notes may also be listed on such other or further stock exchange(s) as may be agreed between the Issuer and the relevant Dealer in relation to each Series. Unlisted Notes may also be issued (but see "United Kingdom Taxation" for certain important taxation implications of unlisted Notes). The Pricing Supplement relating to each Tranche of Notes will state whether or not and, if so, on which stock exchange(s) the Notes are to be listed.
Governing Law:	The Programme documentation, including the Notes, will be governed by, and construed in accordance with, English law.
Selling Restrictions:	There are selling restrictions in relation to the offering and sale of Notes and the distribution of offering material. (see "Subscription and Sale" on page 41).

FORM OF THE NOTES

Each Tranche of Notes will initially be represented by a temporary global Note without receipts, interest coupons or talons, which will be delivered to a common depositary for Clearstream, Luxembourg and Euroclear. Whilst any Note is represented by a temporary global Note, payments of principal and interest (if any) due prior to the Exchange Date (as defined below) will be made against presentation of the temporary global Note only to the extent that certification (in a form to be provided) to the effect that the beneficial owners of interests in such Note are not U.S. persons or persons who have purchased for resale to any U.S. person, as required by U.S. Treasury regulations, has been received by Clearstream, Luxembourg and/or Euroclear and Clearstream, Luxembourg and/or Euroclear, as applicable, has given a like certification (based on the certifications it has received) to the Agent. Any reference in this section "Form of the Notes" to Clearstream, Luxembourg and/or Euroclear shall, whenever the context so permits, be deemed to include a reference to any additional or alternative clearing system approved by the Issuer, the Agent and the Trustee.

On and after the date (the "Exchange Date") which is 40 days after the date on which any temporary global Note is issued, interests in such temporary global Note will be exchangeable (free of charge) upon a request as described therein either for interests in a permanent global Note without receipts, interest coupons or talons or for definitive Notes with, where applicable, receipts, interest coupons and talons attached (as indicated in the applicable Pricing Supplement and subject, in the case of definitive Notes, to such notice period as is specified in the applicable Pricing Supplement) in each case against certification of beneficial ownership as described in the second sentence of the immediately preceding paragraph unless such certification has already been given. If any further Notes to be consolidated and form a single Series with any series of outstanding Notes are issued prior to the exchange of interests in the temporary global Note for interests in the permanent global Note representing such outstanding Notes, then the Exchange Date may be extended, without the consent of the holders, to a date which is not earlier than 40 days after the date of issue of such further Notes provided that the Exchange Date would not thereby fall on or after the first interest payment date for such outstanding Notes. The holder of a temporary global Note will not be entitled to collect any payment of interest or principal due on or after the Exchange Date unless upon due certification exchange of the temporary global Note is improperly withheld or refused. Pursuant to the Agency Agreement (as defined under "Terms and Conditions of the Notes" below) the Agent shall arrange that, where a further Tranche of Notes is issued, the Notes of such Tranche shall be assigned a common code and ISIN by Clearstream, Luxembourg and Euroclear which are different from the common code and ISIN assigned to Notes of any other Tranche of the same Series until at least 40 days (as notified by the Agent to the relevant Dealer or, in the case of a syndicated issue, the lead manager) after the completion of the distribution of the Notes of such Tranche.

Payments of principal and interest (if any) on a permanent global Note will be made through Clearstream, Luxembourg and/or Euroclear against presentation or surrender (as the case may be) of such permanent global Note without any requirement for certification. The applicable Pricing Supplement will specify that either (i) a permanent global Note will be exchangeable (free of charge), in whole but not in part, for definitive Notes with, where applicable, receipts, interest coupons and talons attached upon not less than 60 days' written notice from Clearstream, Luxembourg and/or Euroclear (acting on the instructions of any holder of an interest in such permanent global Note) to the Agent as described therein or (ii) a permanent global Note will be exchangeable (free of charge), in whole but not in part, for definitive Notes with, where applicable, receipts, interest coupons and talons attached upon the occurrence of an Exchange Event. "Exchange Event" means (i) an Event of Default has occurred and is continuing, (ii) the Issuer has been notified by the Agent that either Clearstream, Luxembourg or Euroclear has been closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or has announced an intention permanently to cease business or has in fact done so and no alternative clearing system satisfactory to the Trustee is available or (iii) the Issuer has or will become obliged to pay additional amounts as provided for or referred to in Condition 7 which would not be required were the Notes represented by such permanent global Note in definitive form. The Issuer will promptly give notice to Noteholders in accordance with Condition 13 if an Exchange Event occurs. In the event of the occurrence of an Exchange Event, Clearstream, Luxembourg and/or Euroclear (acting on the instructions of any holder of an interest in such permanent global Note) or the Trustee may give notice to the Agent requesting exchange and, in the event of the occurrence of an Exchange Event as described in (iii) above, the Issuer may also give notice to the Agent requesting exchange. Any such exchange shall occur not later than 60 days after the date of receipt of the first relevant notice by the Agent.

Global Notes and definitive Notes will be constituted by, or pursuant to, the Trust Deed and issued in accordance with the provisions of the Agency Agreement.

The following legend will appear on all global Notes, definitive Notes, receipts, interest coupons and talons relating to such Notes:

"Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code."

The Sections referred to provide that United States holders, with certain exceptions, will not be entitled to deduct any loss on Notes, receipts or interest coupons and will not be entitled to capital gains treatment of any gain on any sale, disposition, redemption or payment of principal in respect of Notes, receipts or interest coupons.

FORM OF PRICING SUPPLEMENT

Set out below is the form of Pricing Supplement which will be completed for each Tranche of Notes issued under the Programme:

[*Date*]

Tesco PLC

Issue of
[Aggregate Nominal Amount of Tranche] [Title of Notes]
under the
£5,000,000,000 Euro Note Programme

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 8th July, 2003. This Pricing Supplement must be read in conjunction with such Offering Circular.

[Include whichever of the following apply or specify as "Not Applicable" (N/A). Note that the numbering should remain as set out below, even if "Not Applicable" is indicated for individual paragraphs or sub-paragraphs.]

[If the Notes have a maturity of less than one year from their date of issue, the minimum denomination must be at least £100,000 or its equivalent in any other currency.]

1.	[(i)]	Series Number:	[ ]
	[(ii)	Tranche Number:	[ ] *(If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible)*]
2.	Specified Currency or Currencies:		[ ]
3.	Aggregate Nominal Amount:		
	(i)	Tranche:	[ ]
	(ii)	Series:	[ ]
4.	(i)	Issue Price:	[ ] per cent. of the Aggregate Nominal Amount [plus accrued interest from [*insert date*]] (*in the case of fungible issues only, if applicable*)
	(ii)	Net proceeds:	[ ] *(Required only for listed issues)*
5.	Specified Denominations:		[ ] [ ]
6.	[(i)]	Issue Date [and Interest Commencement Date]:	[ ]
	[(ii)	Interest Commencement Date (if different from Issue Date):	[ ]]
7.	Maturity Date:		[*Fixed rate — specify date/ Floating rate —* Interest Payment Date falling in [*specify month*]]

8.	Interest Basis:	[Fixed Rate] [Floating Rate] [Zero Coupon] [Index Linked Interest] [Dual Currency Interest] [*specify other*] (further particulars specified below)
9.	Redemption/Payment Basis:	[Redemption at par] [Index Linked Redemption] [Dual Currency Redemption] [Partly Paid] [Instalment] [*specify other*]
10.	Change of Interest Basis or Redemption/ Payment Basis:	[*Specify details of any provision for change of Notes into another Interest Basis or Redemption/ Payment Basis*]
11.	Put/Call Options:	[Investor Put] [Issuer Call] [(further particulars specified below)]
12.	Listing:	[London/*specify other*/None]
13.	Method of distribution:	[Syndicated/Non-syndicated]

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

14.	Fixed Rate Note Provisions		[Applicable/Not Applicable] *If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i)	Rate[(s)] of Interest:	[ ] per cent. per annum [payable [annually/semi-annually/quarterly] in arrear]
	(ii)	Interest Payment Dates(s):	[[ ] in each year up to and including the Maturity Date]/[*specify other*] (NB: *This will need to be amended in the case of long or short coupons*)
	(iii)	Fixed Coupon Amount(s):	[ ] per [ ] in nominal amount
	(iv)	Broken Amount(s):	[*Insert particulars of any initial or final broken interest amounts which do not correspond with the Fixed Coupon Amount*]
	(v)	Fixed Day Count Fraction:	[Actual/Actual - ISMA or 30/360 or *specify other*]
	(vi)	Determination Date(s):	[ ] in each year [*Insert interest payment dates, ignoring issue date or maturity date in the case of a long or short first or last coupon*] *(NB: This will need to be amended in the case of regular interest payment dates which are not of equal duration)* *(NB: Only relevant where Fixed Day Count Fraction is Actual/Actual (ISMA))*
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	[None/*Give details*]
15.	Floating Rate Note Provisions		[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*

(i)	Specified Period(s)/Specified Interest Payment Dates:	[ ]
(ii)	Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/ [*specify other*]]
(iii)	Additional Business Centre(s):	[ ]
(iv)	Manner in which the Rate of Interest and Interest Amount is to be determined:	[Screen Rate Determination/ISDA Determination/ *specify other*]
(v)	Party responsible for calculating the Rate of Interest and Interest Amount (if not the Agent):	[ ]
(vi)	Screen Rate Determination:	
	— Reference Rate:	[ ] *(Either LIBOR, EURIBOR or other, although additional information is required if other — including any amendment to fallback provisions in the Agency Agreement)*
	— Interest Determination Date(s):	[ ] *(Second London business day prior to the start of each Interest Period if LIBOR (other than Sterling or euro LIBOR), first day of the Interest Period if Sterling LIBOR and second day on which the TARGET System is open prior to the start of each Interest Period if EURIBOR or euro LIBOR)*
	— Relevant Screen Page:	[ ] *(In the case of EURIBOR, if not Moneyline Telerate 248 ensure it is a page which shows a composite rate or amend the fall back provisions appropriately)*
(vii)	ISDA Determination:	
	— Floating Rate Option:	[ ]
	— Designated Maturity:	[ ]
	— Reset Date:	[ ]
(viii)	Margin(s):	[+/-] [ ] per cent. per annum
(ix)	Minimum Rate of Interest:	[ ] per cent. per annum
(x)	Maximum Rate of Interest:	[ ] per cent. per annum
(xi)	Floating Day Count Fraction:	[Actual/365 Actual/365 (Fixed) Actual/360 30/360 30E/360 Other]
(xii)	Fall back provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Terms and Conditions:	[ ]

16.	Zero Coupon Note Provisions		[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i)	Accrual Yield:	[ ] per cent. per annum
	(ii)	Reference Price:	[ ]
	(iii)	Any other formula/basis of determining amount payable:	[ ] *(Consider applicable day count fraction if euro denominated)*
17.	Index Linked Interest Note Provisions		[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i)	Index/Formula:	[*give or annex details*]
	(ii)	Calculation Agent responsible for calculating the principal and/or interest due:	[ ]
	(iii)	Provisions for determining coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	[ ]
	(iv)	Specified Period(s)/Specified Interest Payment Dates:	[ ]
	(v)	Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/ *specify other*]
	(vi)	Additional Business Centre(s):	[ ]
	(vii)	Minimum Rate of Interest:	[ ] per cent. per annum
	(viii)	Maximum Rate of Interest:	[ ] per cent. per annum
	(ix)	Day Count Fraction:	[ ]
18.	Dual Currency Note Provisions		[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i)	Rate of Exchange/method of calculating Rate of Exchange:	[*give details*]
	(ii)	Calculation Agent, if any, responsible for calculating the principal and/or interest payable:	[ ]
	(iii)	Provisions applicable where calculation by reference to Rate of Exchange impossible or impracticable:	[ ]
	(iv)	Person at whose option Specified Currency(ies) is/are payable:	[ ]

PROVISIONS RELATING TO REDEMPTION

19. Issuer Call — [Applicable/Not Applicable]
(If not applicable, delete the remaining sub-paragraphs of this paragraph)

    (i) Optional Redemption Date(s): [ ]

    (ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s): [ ]

    (iii) If redeemable in part:

        (a) Minimum Redemption Amount: [ ]

        (b) Higher Redemption Amount: [ ]

    (iv) Notice period (if other than as set out in the Conditions): [ ]

20. Investor Put — [Applicable/Not Applicable]
(If not applicable, delete the remaining sub-paragraphs of this paragraph)

    (i) Optional Redemption Date(s): [ ]

    (ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s): [ ]

    (iii) Notice period (if other than as set out in the Conditions): [ ]

21. Final Redemption Amount of each Note — [Par/*specify other*/see Appendix]

22. Early Redemption Amount(s) of each Note payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 6*(e)*): [ ]

GENERAL PROVISIONS APPLICABLE TO THE NOTES

23. Form of Notes: — [Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes [on 60 days' notice given at any time/only upon an Exchange Event].]

[Temporary Global Note exchangeable for Definitive Notes on and after the Exchange Date.]

24. Additional Financial Centre(s) or other special provisions relating to Payment Dates: — [Not Applicable/*give details*]
(*Note that this item relates to the place of payment and not Interest Period end dates to which items 15(iii) and 17(vi) relate*)

25. Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature): [Yes/No. *If yes, give details*]

26. Details relating to Partly Paid Notes: [*If applicable, specify*] [amount of each payment comprising the Issue Price and date on which each payment is to be made and, if different from those specified in the Temporary Global Note, consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:] [Not Applicable/*give details*] (*NB: New forms of Global Note may be required for Partly Paid Notes*)

27. Details relating to Instalment Notes:

    (i) Instalment Amount(s) [Not Applicable/*give details*]

    (ii) Instalment Date(s) [Not Applicable/give details]

28. Redenomination: Redenomination [not] applicable (*if Redenomination is applicable, specify full details*)

29. Other terms or special conditions: [Not Applicable/*give details*]

DISTRIBUTION

30. (i) If syndicated, names of Managers: [Not Applicable/*give names*]

    (ii) Stabilising Manager (if any): [Not Applicable/*give name*]

31. If non-syndicated, name of relevant Dealer: [ ]

32. Additional selling restrictions: [Not Applicable/*give details*]

OPERATIONAL INFORMATION

33. Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s): [Not Applicable/*give name(s) and number(s)*]

34. Delivery: Delivery [against/free of] payment

35. Additional Paying Agent(s) (if any): [ ]

ISIN: [ ]
Common Code: [ ]

LISTING APPLICATION

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the £5,000,000,000 Euro Note Programme of Tesco PLC.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By: ....
Duly authorised

If the Pricing Supplement relating to a Tranche of Notes specifies any modification to the Terms and Conditions of the Notes as described herein, it is envisaged that, to the extent that such modification

relates only to Conditions 1, 4, 5, 6 (except Condition 6*(b)*), 10, 11, 12, 13 (insofar as Notes are not listed or admitted to trade on any stock exchange) and 15, they will not necessitate the preparation of a supplementary Offering Circular. If the Terms and Conditions of the Notes of any Series are to be modified in any other respect, a supplementary Offering Circular or a further Offering Circular describing the modification will be prepared, if appropriate.

TERMS AND CONDITIONS OF THE NOTES

The following are the Terms and Conditions of the Notes to be issued on or after 8th July, 2003 and which will be incorporated by reference into each global Note and each definitive Note, in the latter case only if permitted by the relevant stock exchange or other relevant authority (if any) and agreed by the Issuer and the relevant Dealer at the time of issue but, if not so permitted and agreed, such definitive Note will have endorsed thereon or attached thereto such Terms and Conditions. The applicable Pricing Supplement in relation to any Tranche of Notes may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with the following Terms and Conditions, replace or modify the following Terms and Conditions for the purpose of such Notes. The applicable Pricing Supplement (or the relevant provisions thereof) will be endorsed upon, or attached to, each temporary global Note, permanent global Note and definitive Note. Reference should be made to "Form of the Notes" above for the form of Pricing Supplements which will include the meaning of certain terms used in the following Terms and Conditions or specify which of such terms are to apply in relation to the relevant Notes.

This Note is one of a Series (as defined below) of Notes issued by Tesco PLC (the "Issuer") constituted by a Trust Deed (as modified and/or supplemented and/or restated from time to time, the "Trust Deed") dated 17th July, 1997 made between the Issuer and Royal Exchange Trust Company Limited (the "Trustee", which expression shall include any successor as trustee).

References herein to the "Notes" shall be references to the Notes of this Series and shall mean:

(i) in relation to any Notes represented by a global Note, units of the lowest Specified Denomination in the Specified Currency;

(ii) definitive Notes issued in exchange for a global Note; and

(iii) any global Note.

The Notes, the Receipts (as defined below) and the Coupons (as defined below) also have the benefit of an Agency Agreement (as modified and/or supplemented and/or restated from time to time, the "Agency Agreement") dated 10th July, 2002 and made among, the Issuer, HSBC Bank plc, as issuing and principal paying agent and agent bank (the "Agent", which expression shall include any successor agent specified in the applicable Pricing Supplement), the other paying agent named therein (together with the Agent, the "Paying Agents", which expression shall include any additional or successor paying agents) and the Trustee.

Interest bearing definitive Notes (unless otherwise indicated in the applicable Pricing Supplement) have interest coupons ("Coupons") and, if indicated in the applicable Pricing Supplement, talons for further Coupons ("Talons") attached on issue. Any reference herein to Coupons or coupons shall, unless the context otherwise requires, be deemed to include a reference to Talons or talons. Definitive Notes repayable in instalments have receipts ("Receipts") for the payment of the instalments of principal (other than the final instalment) attached on issue.

The Pricing Supplement for this Note (or the relevant provisions thereof) is attached to or endorsed on this Note and supplements these Terms and Conditions and may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with these Terms and Conditions, replace or modify these Terms and Conditions for the purposes of this Note. References to the "applicable Pricing Supplement" are to the Pricing Supplement (or the relevant provisions thereof) attached to or endorsed on this Note.

The Trustee acts for the benefit of the holders of the Notes (the "Noteholders", which expression shall, in relation to any Notes represented by a global Note, be construed as provided below), the holders of the Receipts (the "Receiptholders") and the holders of the Coupons (the "Couponholders", which expression shall, unless the context otherwise requires, include the holders of the Talons), all in accordance with the provisions of the Trust Deed.

As used herein, "Tranche" means Notes which are identical in all respects (including as to listing) and "Series" means a Tranche of Notes together with any further Tranche or Tranches of Notes which are (i) expressed to be consolidated and form a single series and (ii) identical in all respects (including as to listing) except for their respective Issue Dates, Interest Commencement Dates and/or Issue Prices.

The following statements include summaries of, and are subject to, the detailed provisions of the Trust Deed and the applicable Pricing Supplement. Copies of the Trust Deed, the Agency Agreement and the Pricing Supplement applicable to this Note are available for inspection at the principal office of the Trustee, being at 10th July, 2002 at Guildhall House, 81/87 Gresham Street, London EC2V 7QE, and at the specified office of each of the Paying Agents save that a Pricing Supplement relating to an unlisted Note will only be available for inspection by a Noteholder and such Noteholder must produce evidence satisfactory to the Trustee or the relevant Paying Agent, as the case may be, as to identity. The

Noteholders, the Receiptholders and the Couponholders are deemed to have notice of, and are entitled to the benefit of, all the provisions of the Trust Deed, the Agency Agreement and the applicable Pricing Supplement which are binding on them.

Words and expressions defined in the Trust Deed or the Agency Agreement or used in the applicable Pricing Supplement shall have the same meanings where used in these Terms and Conditions unless the context otherwise requires or unless otherwise stated and provided that, in the event of any inconsistency between the Agency Agreement and the Trust Deed, the Trust Deed will prevail and, in the event of any inconsistency between the Agency Agreement or the Trust Deed and the applicable Pricing Supplement, the applicable Pricing Supplement will prevail.

1. Form, Denomination and Title

The Notes are in bearer form and, in the case of definitive Notes, serially numbered, in the Specified Currency and the Specified Denomination(s). Notes of one Specified Denomination may not be exchanged for Notes of another Specified Denomination.

This Note is a Fixed Rate Note, a Floating Rate Note, a Zero Coupon Note, an Index Linked Interest Note, a Dual Currency Interest Note or a combination of any of the foregoing, depending upon the Interest Basis shown in the applicable Pricing Supplement.

This Note may be an Index Linked Redemption Note, an Instalment Note, a Dual Currency Redemption Note, a Partly Paid Note or a combination of any of the foregoing, depending on the Redemption/ Payment Basis shown in the applicable Pricing Supplement.

Definitive Notes are issued with Coupons attached, unless they are Zero Coupon Notes in which case references to Coupons and Couponholders in these Terms and Conditions are not applicable.

Subject as set out below, title to the Notes, Receipts and Coupons will pass by delivery. The Issuer, the Trustee, the Agent and any Paying Agent may deem and treat the bearer of any Note, Receipt or Coupon as the absolute owner thereof (whether or not overdue and notwithstanding any notice of ownership or writing thereon or notice of any previous loss or theft thereof) for all purposes but, in the case of any global Note, without prejudice to the provisions set out in the next succeeding paragraph.

For so long as any of the Notes is represented by a global Note held on behalf of Clearstream Banking, société anonyme ("Clearstream, Luxembourg") and/or Euroclear Bank S.A./N.V. as operator of the Euroclear System ("Euroclear") each person (other than Clearstream, Luxembourg or Euroclear) who is for the time being shown in the records of Clearstream, Luxembourg or of Euroclear as the holder of a particular nominal amount of such Notes (in which regard any certificate or other document issued by Clearstream, Luxembourg or Euroclear as to the nominal amount of such Notes standing to the account of any person shall be conclusive and binding for all purposes save in the case of manifest error) shall be treated by the Issuer, the Trustee, the Agent and any other Paying Agent as the holder of such nominal amount of such Notes for all purposes other than with respect to the payment of principal or interest on such nominal amount of such Notes, for which purpose the bearer of the relevant global Note shall be treated by the Issuer, the Trustee, the Agent and any other Paying Agent as the holder of such nominal amount of such Notes in accordance with and subject to the terms of the relevant global Note and the expressions "Noteholder" and "holder of Notes" and related expressions shall be construed accordingly. Notes which are represented by a global Note will be transferable only in accordance with the rules and procedures for the time being of Clearstream, Luxembourg or of Euroclear, as the case may be. In determining whether a particular person is entitled to a particular nominal amount of Notes as aforesaid, the Trustee may rely on such evidence and/or information and/or certification as it shall, in its absolute discretion, think fit and, if it does so rely, such evidence and/or information and/or certification shall, in the absence of manifest or proven error, be conclusive and binding on all concerned.

References to Clearstream, Luxembourg and/or Euroclear shall, whenever the context so permits, be deemed to include a reference to any additional or alternative clearing system approved by the Issuer, the Trustee and the Agent.

2. Status of the Notes

The Notes and the relative Receipts and Coupons are direct, unconditional, unsubordinated and (subject to the provisions of Condition 3) unsecured obligations of the Issuer and rank *pari passu* among themselves and (save for certain debts preferred by law) equally with all other unsecured obligations (other than subordinated obligations, if any) of the Issuer, from time to time outstanding.

3. Negative Pledge

So long as any of the Notes remains outstanding (as defined in the Trust Deed) neither the Issuer nor any of its Subsidiaries (as defined in the Trust Deed) will create any mortgage, charge, pledge, lien or

other security interest on any of its present or future undertaking or assets or enter into any arrangement, the practical effect of which is to grant similar security, in either case in respect of (i) any Obligation of the Issuer or any other person or (ii) any guarantee or indemnity in respect of any Obligation of the Issuer or any other person, without at the same time securing the Notes, the Receipts and the Coupons and all amounts payable under the Trust Deed equally and rateably therewith to the satisfaction of the Trustee or providing such other security therefor which the Trustee in its absolute discretion shall deem not materially less beneficial to the Noteholders or as shall be approved by an Extraordinary Resolution (as defined in the Trust Deed) of the Noteholders.

"Obligation" means any present or future indebtedness evidenced by notes, bonds, debentures (as defined in Section 744 of the Companies Act 1985) or other securities which, except where it is the intention of the Issuer or the relevant Subsidiary that such securities will not be so quoted or traded, are, at the request or with the concurrence of the Issuer or such Subsidiary, quoted or traded for the time being on any stock exchange or other generally recognised market for securities, excluding any secured loan stock listed on the Official List denominated or payable in Sterling and initially distributed primarily to investors in the United Kingdom.

4. Interest

(a) Interest on Fixed Rate Notes

Each Fixed Rate Note bears interest on its nominal amount (or, if it is a Partly Paid Note, the amount paid up) from (and including) the Interest Commencement Date at the rate(s) per annum equal to the Rate(s) of Interest payable in arrear on the Interest Payment Date(s) in each year and on the Maturity Date if that does not fall on an Interest Payment Date.

Except as provided in the applicable Pricing Supplement, the amount of interest payable on each Interest Payment Date will amount to the Fixed Coupon Amount. Payments of interest on any Interest Payment Date in respect of the Fixed Interest Period ending on (but excluding) such date will, if so specified in the applicable Pricing Supplement, amount to the Broken Amount(s) so specified.

As used in these Terms and Conditions, "Fixed Interest Period" means the period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date.

If interest is required to be calculated for a period other than a Fixed Interest Period, such interest shall be calculated by applying the Rate of Interest to each Specified Denomination, multiplying such sum by the applicable Fixed Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention.

In these Terms and Conditions:

"Fixed Day Count Fraction" means:

(i) if "Actual/Actual (ISMA)" is specified in the applicable Pricing Supplement:

(a) in the case of Notes where the number of days in the relevant period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (the "Accrual Period") is equal to or shorter than the Determination Period during which the Accrual Period ends, the number of days in such Accrual Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Dates (as specified in the applicable Pricing Supplement) that would occur in one calendar year; or

(b) in the case of Notes where the Accrual Period is longer than the Determination Period during which the Accrual Period ends, the sum of:

(1) the number of days in such Accrual Period falling in the Determination Period in which the Accrual Period begins divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates (as specified in the applicable Pricing Supplement) that would occur in one calendar year; and

(2) the number of days in such Accrual Period falling in the next Determination Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates that would occur in one calendar year; and

(ii) if "30/360" is specified in the applicable Pricing Supplement, the number of days in the period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (such number of days being calculated on the basis of 12 30-day months) divided by 360;

"Determination Period" means the period from (and including) a Determination Date to (but excluding) the next Determination Date (including, where either the Interest Commencement Date or the final Interest Payment Date is not a Determination Date, the period commencing on the first Determination Date prior to, and ending on the first Determination Date falling after, such date); and

"sub-unit"means, with respect to any currency other than euro, the lowest amount of such currency that is available as legal tender in the country of such currency and, with respect to euro, means one cent.

(b) *Interest on Floating Rate Notes and Index Linked Interest Notes*

(i) *Interest Payment Dates*

Each Floating Rate Note and Index Linked Interest Note bears interest on its nominal amount (or, if it is a Partly Paid Note, the amount paid up) from (and including) the Interest Commencement Date and such interest will be payable in arrear on either:

(A) the Specified Interest Payment Date(s) in each year specified in the applicable Pricing Supplement; or

(B) if no Specified Interest Payment Date(s) is/are specified in the applicable Pricing Supplement, each date (each such date, together with each Specified Interest Payment Date, an "Interest Payment Date") which falls the number of months or other period specified as the Specified Period in the applicable Pricing Supplement after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

Such interest will be payable in respect of each Interest Period (which expression shall, in these Terms and Conditions, mean the period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date).

If a Business Day Convention is specified in the applicable Pricing Supplement and (x) if there is no numerically corresponding day on the calendar month in which an Interest Payment Date should occur or (y) if any Interest Payment Date would otherwise fall on a day which is not a Business Day, then, if the Business Day Convention specified is:

(1) in any case where Specified Periods are specified in accordance with Condition 4*(b)(i)*(B) above, the Floating Rate Convention, such Interest Payment Date (i) in the case of (x) above, shall be the last day that is a Business Day in the relevant month and the provisions of (B) below shall apply *mutatis mutandis* or (ii) in the case of (y) above, shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event (A) such Interest Payment Date shall be brought forward to the immediately preceding Business Day and (B) each subsequent Interest Payment Date shall be the last Business Day in the month which falls the Specified Period after the preceding Interest Payment Date occurred; or

(2) the Following Business Day Convention, such Interest Payment Date shall be postponed to the next day which is a Business Day; or

(3) the Modified Following Business Day Convention, such Interest Payment Date shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event such Interest Payment Date shall be brought forward to the immediately preceding Business Day; or

(4) the Preceding Business Day Convention, such Interest Payment Date shall be brought forward to the immediately preceding Business Day.

In this Condition, "Business Day" means a day which is both:

(A) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in London and any Additional Business Centre specified in the applicable Pricing Supplement; and

(B) either (1) in relation to any sum payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments in the principal financial centre of the country of the relevant Specified Currency (if other than London and any Additional Business Centre and which, if the Specified Currency is New Zealand dollars or Australian dollars, shall be Auckland and Sydney, respectively) or (2) in relation to any sum payable in euro, a day on which the TARGET System is open. In these Terms and Conditions, "TARGET System" means the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System.

(ii) Rate of Interest

The Rate of Interest payable from time to time in respect of Floating Rate Notes and Index Linked Interest Notes will be determined in the manner specified in the applicable Pricing Supplement.

(A) *ISDA Determination for Floating Rate Notes*

Where ISDA Determination is specified in the applicable Pricing Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will be the relevant ISDA Rate plus or minus (as indicated in the applicable Pricing Supplement) the Margin (if any). For the purposes of this sub-paragraph (A), "ISDA Rate" for an Interest Period means a rate equal to the Floating Rate that would be determined by the Agent under an interest rate swap transaction if the Agent were acting as Calculation Agent for that swap transaction under the terms of an agreement incorporating the 2000 ISDA Definitions, as amended and updated as at the Issue Date of the first Tranche of the Notes and as published by the International Swaps and Derivatives Association, Inc. (the "ISDA Definitions") and under which:

(1) the Floating Rate Option is as specified in the applicable Pricing Supplement;

(2) the Designated Maturity is a period specified in the applicable Pricing Supplement; and

(3) the relevant Reset Date is either (i) if the applicable Floating Rate Option is based on the London inter-bank offered rate ("LIBOR") or on the Euro-zone inter-bank offered rate ("EURIBOR") for a currency, the first day of that Interest Period or (ii) in any other case, as specified in the applicable Pricing Supplement.

For the purposes of this sub-paragraph (A), "Floating Rate", "Calculation Agent", "Floating Rate Option", "Designated Maturity" and "Reset Date" have the meanings given to those terms in the ISDA Definitions.

(B) *Screen Rate Determination for Floating Rate Notes*

Where Screen Rate Determination is specified in the applicable Pricing Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will, subject as provided below, be either:

(1) the offered quotation; or

(2) the arithmetic mean (rounded if necessary to the fifth decimal place, with 0.000005 being rounded upwards) of the offered quotations,

(expressed as a percentage rate per annum) for the Reference Rate which appears or appear, as the case may be, on the Relevant Screen Page as at 11.00 a.m. (London time, in the case of LIBOR, or Brussels time, in the case of EURIBOR) on the Interest Determination Date in question plus or minus (as indicated in the applicable Pricing Supplement) the Margin (if any), all as determined by the Agent. If five or more of such offered quotations are available on the Relevant Screen Page, the highest (or, if there is more than one such highest quotation, one only of such quotations) and the lowest (or, if there is more than one such lowest quotation, one only of such quotations) shall be disregarded by the Agent for the purpose of determining the arithmetic mean (rounded as provided above) of such offered quotations.

The Agency Agreement contains provisions for determining the Rate of Interest in the event that the Relevant Screen Page is not available or if, in the case of (1) above, no such quotation appears or, in the case of (2) above, fewer than three such offered quotations appear, in each case as at the time specified in the preceding paragraph.

If the Reference Rate from time to time in respect of Floating Rate Notes is specified in the applicable Pricing Supplement as being other than LIBOR or EURIBOR, the Rate of Interest in respect of such Notes will be determined as provided in the applicable Pricing Supplement.

(iii) Minimum and/or Maximum Interest Rate

If the applicable Pricing Supplement specifies a Minimum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph *(ii)* above is less than such Minimum Rate of Interest, the Rate of Interest for such Interest Period shall be such Minimum Rate of Interest.

If the applicable Pricing Supplement specifies a Maximum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (ii) above is greater than such Maximum Rate of Interest, the Rate of Interest for such Interest Period shall be such Maximum Rate of Interest.

(iv) Determination of Rate of Interest and calculation of Interest Amounts

The Agent, in the case of Floating Rate Notes, and the Calculation Agent, in the case of Index Linked Interest Notes, will at or as soon as practicable after each time at which the Rate of Interest is to be determined, determine the Rate of Interest for the relevant Interest Period. In the case of Index Linked Interest Notes, the Calculation Agent will notify the Agent of the Rate of Interest for the relevant Interest Period as soon as practicable after calculating the same.

The Agent will calculate the amount of interest (the "Interest Amount") payable on the Floating Rate Notes or Index Linked Interest Notes in respect of each Specified Denomination for the relevant Interest Period. Each Interest Amount shall be calculated by applying the Rate of Interest to each Specified Denomination, multiplying such sum by the applicable Floating Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention.

"Floating Day Count Fraction" means, in respect of the calculation of an amount of interest for any Interest Period in accordance with this Condition 4(b):

(i) if "Actual/365" or "Actual/Actual – ISDA" is specified in the applicable Pricing Supplement, the actual number of days in the Interest Period divided by 365 (or, if any portion of that Interest Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Interest Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Interest Period falling in a non-leap year divided by 365);

(ii) if "Actual/365 (Fixed)" is specified in the applicable Pricing Supplement, the actual number of days in the Interest Period divided by 365;

(iii) if "Actual/360" is specified in the applicable Pricing Supplement, the actual number of days in the Interest Period divided by 360;

(iv) if "30/360", "360/360" or "Bond Basis" is specified in the applicable Pricing Supplement, the number of days in the Interest Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless (a) the last day of the Interest Period is the 31st day of a month but the first day of the Interest Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month, or (b) the last day of the Interest Period is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month)); and

(v) if "30E/360" or "Eurobond Basis" is specified in the applicable Pricing Supplement, the number of days in the Interest Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months, without regard to the date of the first day or last day of the Interest Period unless, in the case of the final Interest Period, the Maturity Date is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month).

(v) Notification of Rate of Interest and Interest Amounts

The Agent will cause the Rate of Interest and each Interest Amount for each Interest Period and the relevant Interest Payment Date to be notified to the Issuer and any stock exchange on which the relevant Floating Rate Notes or Index Linked Interest Notes are for the time being listed and notice thereof to be published in accordance with Condition 13 as soon as possible after their determination but in no event later than the fourth London Business Day thereafter. Each Interest Amount and Interest Payment Date so notified may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without prior notice in the event of an extension or shortening of the Interest Period. Any such amendment will be promptly notified to each stock exchange on which the relevant Floating Rate Notes or Index Linked Interest Notes are for the time being listed and to the Noteholders in accordance with Condition 13. For the purposes of this paragraph, the expression "London Business Day" means a day (other than a Saturday or Sunday) on which banks and foreign exchange markets are open for general business in London.

(vi) Determination or Calculation by Trustee

If for any reason the Agent or, as the case may be, the Calculation Agent at any time after the Issue Date defaults in its obligation to determine the Rate of Interest or the Agent defaults in its obligation to calculate any Interest Amount in accordance with sub-paragraph *(ii)*(A) or (B) above or as otherwise specified in the applicable Pricing Supplement, as the case may be, and in each case in accordance with paragraph *(iv)* above, the Trustee shall determine the Rate of Interest at such rate as, in its absolute discretion (having such regard as it shall think fit to the foregoing provisions

of this Condition, but subject always to any Minimum Rate of Interest or Maximum Rate of Interest specified in the applicable Pricing Supplement), it shall deem fair and reasonable in all the circumstances or, as the case may be, the Trustee shall calculate the Interest Amount(s) in such manner as it shall deem fair and reasonable in all the circumstances and each such determination or calculation shall be deemed to have been made by the Agent (and, where practicable, in accordance with this Condition).

(vii) Certificates to be Final

All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained for the purposes of the provisions of this Condition 4(*b*), whether by the Agent or the Trustee or, if applicable, the Calculation Agent, shall (in the absence of wilful default, bad faith or manifest error) be binding on the Issuer, the Agent, the Trustee, the Calculation Agent (if applicable), the other Paying Agents and all Noteholders, Receiptholders and Couponholders and (in the absence as aforesaid) no liability to the Issuer, the Noteholders, the Receiptholders or the Couponholders shall attach to the Agent, the Trustee or the Calculation Agent (if applicable) in connection with the exercise or non-exercise by it of its powers, duties and discretions pursuant to such provisions.

(c) Dual Currency Interest Notes

In the case of Dual Currency Interest Notes, if the rate or amount of interest falls to be determined by reference to an exchange rate, the rate or amount of interest payable shall be determined in the manner specified in the applicable Pricing Supplement.

(d) Partly Paid Notes

In the case of Partly Paid Notes (other than Partly Paid Notes which are Zero Coupon Notes), interest will accrue as aforesaid on the paid-up nominal amount of such Notes and otherwise as specified in the applicable Pricing Supplement.

(e) Accrual of Interest

Each Note (or in the case of the redemption of part only of a Note, that part only of such Note) will cease to bear interest (if any) from the date for its redemption unless, upon due presentation thereof, payment of principal is improperly withheld or refused. In such event, interest will continue to accrue as provided in the Trust Deed.

5. Payments

(a) Method of Payment

Subject as provided below:

(i) payments in a Specified Currency other than euro will be made by transfer to an account in the relevant Specified Currency maintained by the payee with, or by a cheque in such Specified Currency drawn on, a bank in the principal financial centre of the country of such Specified Currency (which, if the Specified Currency is New Zealand dollars or Australian dollars, shall be Auckland and Sydney, respectively); and

(ii) payments in euro will be made by credit or transfer a euro account (or any other account to which euro may be credited or transferred) specified by the payee or by a euro cheque.

Payments will be subject in all cases to any fiscal or other laws and regulations applicable thereto in the place of payment, but without prejudice to the provisions of Condition 7. References to "Specified Currency" will include any successor currency under applicable law.

(b) Presentation of Notes, Receipts and Coupons

Payments of principal in respect of definitive Notes will (subject as provided below) be made in the manner provided in paragraph (*a*) above only against surrender of definitive Notes, and payments of interest in respect of definitive Notes will (subject as provided below) be made as aforesaid only against surrender of Coupons, in each case at the specified office of any Paying Agent outside the United States (which expression, as used herein, means the United States of America (including the States and the District of Columbia, its territories, its possessions and other areas subject to its jurisdiction)).

Payments of instalments of principal (if any), other than the final instalment, will (subject as provided below) be made in the manner provided in paragraph (*a*) above against surrender of the relevant Receipt. Payment of the final instalment will be made in the manner provided in paragraph (*a*) above only against surrender of the relevant Note. Each Receipt must be presented for payment of the

relevant instalment together with the definitive Note to which it appertains. Receipts presented without the definitive Note to which they appertain do not constitute valid obligations of the Issuer. Upon the date on which any definitive Note becomes due and repayable, unmatured Receipts (if any) relating thereto (whether or not attached) shall become void and no payment shall be made in respect thereof.

Fixed Rate Notes in definitive form (other than Dual Currency Notes or Index Linked Notes) should be presented for payment together with all unmatured Coupons appertaining thereto (which expression shall for this purpose include Coupons falling to be issued on exchange of matured Talons), failing which the amount of any missing unmatured Coupon (or, in the case of payment not being made in full, the same proportion of the amount of such missing unmatured Coupon as the sum so paid bears to the sum due) will be deducted from the sum due for payment. Each amount of principal so deducted will be paid in the manner mentioned above against surrender of the relative missing Coupon at any time before the expiry of 10 years after the Relevant Date (as defined in Condition 7) in respect of such principal (whether or not such Coupon would otherwise have become void under Condition 8) or, if later, five years from the date on which such Coupon would otherwise have become due, but in no event thereafter.

Upon any Fixed Rate Note becoming due and repayable prior to its Maturity Date, all unmatured Talons (if any) appertaining thereto will become void and no further Coupons will be issued in respect thereof.

Upon the date on which any Floating Rate Note, Dual Currency Note or Index Linked Note in definitive form becomes due and repayable, unmatured Coupons and Talons (if any) relating thereto (whether or not attached) shall become void and no payment or, as the case may be, exchange for further Coupons shall be made in respect thereof.

If the due date for redemption of any definitive Note is not an Interest Payment Date, interest (if any) accrued in respect of such Note from (and including) the preceding Interest Payment Date or, as the case may be, the Interest Commencement Date shall be payable only against surrender of the relevant definitive Note.

Payments of principal and interest (if any) in respect of Notes represented by any global Note will (subject as provided below) be made in the manner specified above in relation to definitive Notes and otherwise in the manner specified in the relevant global Note against presentation or surrender, as the case may be, of such global Note at the specified office of any Paying Agent. A record of each payment made against presentation or surrender of such global Note, distinguishing between any payment of principal and any payment of interest, will be made on such global Note by such Paying Agent and such record shall be *prima facie* evidence that the payment in question has been made.

The holder of a global Note shall be the only person entitled to receive payments in respect of Notes represented by such global Note and the Issuer will be discharged by payment to, or to the order of, the holder of such global Note in respect of each amount so paid. Each of the persons shown in the records of Clearstream, Luxembourg or Euroclear as the beneficial holder of a particular nominal amount of Notes represented by such global Note must look solely to Clearstream, Luxembourg or Euroclear, as the case may be, for his share of each payment so made by the Issuer to, or to the order of, the holder of such global Note.

Notwithstanding the foregoing, if any amount of principal and/or interest in respect of this Note is payable in U.S. dollars, such U.S. dollar payments of principal and/or interest in respect of this Note will be made at the specified office of a Paying Agent in the United States if:

(i) the Issuer has appointed Paying Agents with specified offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment in U.S. dollars at such specified offices outside the United States of the full amount of principal and interest on the Notes in the manner provided above when due;

(ii) payment of the full amount of such principal and interest at all such specified offices outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions on the full payment or receipt of principal and interest in U.S. dollars; and

(iii) such payment is then permitted under United States law without involving, in the opinion of the Issuer, adverse tax consequences to the Issuer.

(c) Payment Day

If the date for payment of any amount in respect of any Note, Receipt or Coupon is not a Payment Day, the holder thereof shall not be entitled to payment until the next following Payment Day in the relevant place and shall not be entitled to further interest or other payment in respect of such delay. For these purposes, "Payment Day" means any day which (subject to Condition 8) is:

(i) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in:

(A) the relevant place of presentation;

(B) London; and

(C) any Additional Financial Centre specified in the applicable Pricing Supplement; and

(ii) either (1) in relation to any sum payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments in the principal financial centre of the country of the relevant Specified Currency (if other than the place of presentation, London and any Additional Business Centre and which, if the Specified Currency is New Zealand dollars or Australian dollars, shall be Auckland and Sydney, respectively) or (2) in relation to any sum payable in euro a day on which the TARGET system is open.

(d) Interpretation of Principal and Interest

Any reference in these Terms and Conditions to principal in respect of the Notes shall be deemed to include, as applicable:

(i) any additional amounts which may be payable with respect to principal under Condition 7 or pursuant to any undertaking given in addition thereto or in substitution therefor pursuant to the Trust Deed;

(ii) the Final Redemption Amount of the Notes;

(iii) the Early Redemption Amount of the Notes;

(iv) the Optional Redemption Amount(s) (if any) of the Notes;

(v) in relation to Notes redeemable in instalments, the Instalment Amounts;

(vi) in relation to Zero Coupon Notes, the Amortised Face Amount (as defined in Condition 6*(e)(iii)*); and

(vii) any premium and any other amounts (other than interest) which may be payable by the Issuer under or in respect of the Notes.

Any reference in these Terms and Conditions to interest in respect of the Notes shall be deemed to include, as applicable, any additional amounts which may be payable with respect to interest under Condition 7 or pursuant to any undertakings given in addition thereto or in substitution therefor pursuant to the Trust Deed.

6. Redemption and Purchase

(a) At Maturity

Unless previously redeemed or purchased and surrendered for cancellation as specified below, each Note (including each Index Linked Redemption Note and Dual Currency Redemption Note) will be redeemed by the Issuer at its Final Redemption Amount specified in, or determined in the manner specified in, the applicable Pricing Supplement in the relevant Specified Currency on the Maturity Date.

(b) Redemption for Tax Reasons

The Notes may be redeemed at the option of the Issuer in whole, but not in part, at any time (if this Note is neither a Floating Rate Note nor an Index Linked Interest Note) or on any Interest Payment Date (if this Note is either a Floating Rate Note or an Index Linked Interest Note), on giving not less than 30 nor more than 60 days' notice to the Trustee and, in accordance with Condition 13, the Noteholders (which notice shall be irrevocable), if the Issuer satisfies the Trustee immediately before the giving of the aforementioned notice that:

(i) on the occasion of the next payment due under the Notes, the Issuer has or will become obliged to pay additional amounts as provided or referred to in Condition 7 as a result of any change in, or amendment to, the laws or regulations of the United Kingdom or any political subdivision or any authority thereof or therein having power to tax, or any change in the application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after the Issue Date of the first Tranche of the Notes; and

(ii) such obligation cannot be avoided by the Issuer taking reasonable measures available to it,

provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Issuer would be obliged to pay such additional amounts were a payment in respect of the Notes then due.

Prior to the publication of any notice of redemption pursuant to this Condition, the Issuer shall deliver to the Trustee a certificate signed by two Directors of the Issuer stating that the Issuer is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Issuer so to redeem have occurred, and an opinion of independent legal advisers of recognised standing to the effect that the Issuer has or will become obliged to pay such additional amounts as a result of such change or amendment, and the Trustee shall be entitled to accept the certificate as sufficient evidence of the satisfaction of the conditions precedent set out above, in which event it shall be conclusive and binding on the Noteholders, the Receiptholders and the Couponholders.

Notes redeemed pursuant to this Condition 6(*b*) will be redeemed at their Early Redemption Amount referred to in paragraph (*e*) below together (if appropriate) with interest accrued to (but excluding) the date of redemption.

(c) Redemption at the Option of the Issuer (Issuer Call)

If Issuer Call is specified in the applicable Pricing Supplement, the Issuer shall, having given:

(i) not less than 15 nor more than 30 days' notice to the Noteholders in accordance with Condition 13; and

(ii) not less than 15 days before the giving of the notice referred to in (i), notice to the Trustee;

(which notices shall be irrevocable), redeem all or some only of the Notes then outstanding on any Optional Redemption Date and at the Optional Redemption Amount(s) specified in, or determined in the manner specified in, the applicable Pricing Supplement together, if appropriate, with interest accrued to (but excluding) the relevant Optional Redemption Date. Any such redemption must be of a nominal amount not less than the Minimum Redemption Amount or not more than the Higher Redemption Amount, in each case as may be specified in the applicable Pricing Supplement. In the case of a partial redemption of Notes, the Notes to be redeemed ("Redeemed Notes") will be selected individually by lot, in the case of Redeemed Notes represented by definitive Notes, and in accordance with the rules of Clearstream, Luxembourg and/or Euroclear, in the case of Redeemed Notes represented by a global Note, not more than 30 days prior to the date fixed for redemption (such date of selection being hereinafter called the "Selection Date"). In the case of Redeemed Notes represented by definitive Notes, a list of the serial numbers of such Redeemed Notes will be published in accordance with Condition 13 not less than 15 days prior to the date fixed for redemption. The aggregate nominal amount of Redeemed Notes represented by definitive Notes shall bear the same proportion to the aggregate nominal amount of all Redeemed Notes as the aggregate nominal amount of definitive Notes outstanding bears to the aggregate nominal amount of the Notes outstanding, in each case on the Selection Date, provided that such first mentioned nominal amount shall, if necessary, be rounded downwards to the nearest integral multiple of the Specified Denomination, and the aggregate nominal amount of Redeemed Notes represented by a global Note shall be equal to the balance of the Redeemed Notes. No exchange of the relevant global Note will be permitted during the period from and including the Selection Date to and including the date fixed for redemption pursuant to this paragraph (c) and notice to that effect shall be given by the Issuer to the Noteholders in accordance with Condition 13 at least 5 days prior to the Selection Date.

(d) Redemption at the Option of the Noteholders (Investor Put)

If Investor Put is specified in the applicable Pricing Supplement, upon the holder of any Note giving to the Issuer in accordance with Condition 13 not less than 15 nor more than 30 days' notice (which notice shall be irrevocable) the Issuer will, upon the expiry of such notice, redeem, subject to, and in accordance with, the terms specified in the applicable Pricing Supplement, in whole (but not in part), such Note on the Optional Redemption Date and at the Optional Redemption Amount together, if appropriate, with interest accrued to (but excluding) the Optional Redemption Date.

If this Note is in definitive form, to exercise the right to require redemption of this Note the holder of this Note must deliver, at the specified office of any Paying Agent at any time during normal business hours of such Paying Agent falling within the notice period, a duly completed and signed notice of exercise in the form (for the time being current) obtainable from any specified office of any Paying Agent (a "Put Notice") and in which the holder must specify a bank account (or, if payment is by cheque, an address) to which payment is to be made under this Condition accompanied by this Note or evidence satisfactory to the Paying Agent concerned that this Note will, following delivery of the Put Notice, be held to its order or under its control. If this Note is represented by a global Note or is in definitive form and held through Euroclear or Clearstream, Luxembourg, to exercise the right to require redemption of this Note the holder of this Note must, within the notice period, give notice to the Agent of such exercise in accordance with the standard procedures of Euroclear and Clearstream, Luxembourg (which may include notice being given on his instruction by Euroclear or Clearstream, Luxembourg or

any common depositary for them to the Agent by electronic means) in a form acceptable to Euroclear and Clearstream, Luxembourg from time to time and, if this Note is represented by a global Note, at the same time present or procure the presentation of the relevant global Note to the Agent for notation accordingly.

Any Put Notice given by a holder of any Note pursuant to this paragraph shall be irrevocable unless the Issuer otherwise agrees.

(e) Early Redemption Amounts

For the purpose of paragraph (*b*) above and Condition 9, the Notes will be redeemed at the Early Redemption Amount calculated as follows:

(i) in the case of Notes with a Final Redemption Amount equal to the Issue Price, at the Final Redemption Amount thereof;

(ii) in the case of Notes (other than Zero Coupon Notes but including Instalment Notes and Partly Paid Notes) with a Final Redemption Amount which is or may be less or greater than the Issue Price or which is payable in a Specified Currency other than that in which the Notes are denominated, at the amount specified in, or determined in the manner specified in, the applicable Pricing Supplement or, if no such amount or manner is so specified in the applicable Pricing Supplement, at their nominal amount; or

(iii) in the case of Zero Coupon Notes, at an amount (the "Amortised Face Amount") calculated in accordance with the following formula:

Early Redemption Amount = $RP \times (1 + AY)^{y}$

"RP" means the Reference Price;

"AY" means the Accrual Yield expressed as a decimal; and

"y" is a fraction the numerator of which is equal to the number of days (calculated on the basis of a 360-day year consisting of 12 months of 30 days each in the case of any currency other than Sterling and euro and on the basis of a year of 365 days, or 366 days in the case of a leap year, in the case of Sterling and euro from (and including) the Issue Date of the first Tranche of the Notes to (but excluding) the date fixed for redemption or (as the case may be) the date upon which such Note becomes due and repayable and the denominator of which is 360 in the case of any currency other than Sterling and euro and 365, or 366 in the case of a leap year, in the case of Sterling and euro, or on such other basis as may be specified in the applicable Pricing Supplement.

(f) Instalments

Instalment Notes will be redeemed in the Instalment Amounts and on the Instalment Dates. In the case of early redemption, the Early Redemption Amount will be determined pursuant to paragraph (*e*) above.

(g) Partly Paid Notes

Partly Paid Notes will be redeemed, whether at maturity, early redemption or otherwise, in accordance with the provisions of this Condition and the applicable Pricing Supplement.

(h) Purchases

The Issuer or any of its Subsidiaries may at any time purchase Notes (provided that, in the case of definitive Notes, all unmatured Receipts, Coupons and Talons appertaining thereto are purchased therewith) at any price in the open market or otherwise. Such Notes may be held, reissued, resold or, at the option of the Issuer, surrendered to any Paying Agent for cancellation.

(i) Cancellation

All Notes which are redeemed will forthwith be cancelled (together with all unmatured Receipts, Coupons and Talons attached thereto or surrendered therewith at the time of redemption). All Notes so cancelled and Notes purchased and surrendered for cancellation pursuant to paragraph (*h*) above (together with all unmatured Receipts, Coupons and Talons cancelled therewith) shall be forwarded to the Agent and cannot be reissued or resold.

(j) Late payment on Zero Coupon Notes

If the amount payable in respect of any Zero Coupon Note upon redemption of such Zero Coupon Note pursuant to paragraph (*a*), (*b*), (*c*) or (*d*) above or upon its becoming due and repayable as provided in

Condition 9 is improperly withheld or refused, the amount due and repayable in respect of such Zero Coupon Note shall be the amount calculated as provided in paragraph (e)(*iii*) above as though the references therein to the date fixed for the redemption or the date upon which such Zero Coupon Note becomes due and repayable were replaced by references to the date which is the earlier of:

(i) the date on which all amounts due in respect of such Zero Coupon Note have been paid; and

(ii) five days after the date on which the full amount of the moneys payable has been received by the Agent or the Trustee and notice to that effect has been given to the Noteholders in accordance with Condition 13.

7. Taxation

All payments of principal and interest in respect of the Notes, Receipts and Coupons by or on behalf of the Issuer will be made without withholding or deduction for or on account of any present or future taxes or duties of whatever nature imposed or levied by or on behalf of the United Kingdom or any authority thereof or therein having power to tax unless such withholding or deduction is required by law. In such event, the Issuer will pay such additional amounts as shall be necessary in order that the net amounts received by the holders of the Notes, Receipts or Coupons after such withholding or deduction shall equal the respective amounts of principal and interest which would otherwise have been receivable in respect of the Notes, Receipts or Coupons, as the case may be, in the absence of such withholding or deduction; except that no such additional amount shall be payable with respect to any Note, Receipt or Coupon:

(i) presented for payment by or on behalf of a Noteholder, Receiptholder or Couponholder who is liable for such taxes or duties in respect of such Note, Receipt or Coupon by reason of his having some connection with the United Kingdom other than the mere holding of such Note, Receipt or Coupon; or

(ii) presented for payment more than 30 days after the Relevant Date (as defined below) except to the extent that the holder thereof would have been entitled to such additional amount on presenting the same for payment on such thirtieth day; or

(iii) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26th-27th November, 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(iv) presented for payment by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting the relevant Note, Receipt or Coupon to another Paying Agent in a Member State of the European Union.

As used herein, the "Relevant Date" means the date on which such payment first becomes due, except that, if the full amount of the moneys payable has not been duly received by the Agent or the Trustee on or prior to such due date, it means the date on which, the full amount of such moneys having been so received, notice to that effect is duly given to the Noteholders in accordance with Condition 13.

8. Prescription

The Notes, Receipts and Coupons will become void unless presented for payment within a period of 10 years (in the case of principal) and five years (in the case of interest) after the Relevant Date (as defined in Condition 7) therefor.

There shall not be included in any Coupon sheet issued on exchange of a Talon any Coupon the claim for payment in respect of which would be void pursuant to this Condition or Condition 5(*b*) or any Talon which would be void pursuant to Condition 5(*b*).

9. Events of Default

The Trustee at its discretion may, and if so requested in writing by the holders of at least one-fifth in nominal amount of the Notes then outstanding or if so directed by an Extraordinary Resolution of the Noteholders shall, (but, in the case of the happening of any of the events mentioned in sub-paragraphs (*ii*) to (*viii*) inclusive below (other than the winding-up of, or the appointment of an administrative or other receiver of the whole or any part of the undertaking or assets of, the Issuer), only if the Trustee shall have certified in writing that such event is, in its opinion, materially prejudicial to the interests of the Noteholders), give notice to the Issuer that the Notes are, and they shall accordingly thereby forthwith become, immediately due and payable at the Early Redemption Amount (as defined in Condition 6(*e*)), together with accrued interest as provided in the Trust Deed, if any of the following events shall occur and be continuing:

(i) if default is made for a period of seven days or more in the payment of any principal in respect of the Notes or any of them or for a period of 14 days or more in the payment of any interest in respect of the Notes or any of them; or

(ii) if an order is made or an effective resolution passed for winding-up the Issuer or any Material Subsidiary (as defined below) (except, in the case of a Material Subsidiary, a winding-up for the purpose of a reconstruction or amalgamation, the terms of which have previously been approved in writing by the Trustee, or a voluntary solvent winding-up in connection with the transfer of all or the major part of the business, undertaking and assets of such Material Subsidiary to the Issuer or a Subsidiary); or

(iii) if the Issuer or any Material Subsidiary stops or threatens to stop payment generally or ceases or threatens to cease to carry on its business or a substantial part of its business (except, in the case of a Material Subsidiary, a cessation or threatened cessation for the purpose of a reconstruction or amalgamation the terms of which have previously been approved in writing by the Trustee, or in connection with the transfer of all or the major part of the business, undertaking and assets of such Material Subsidiary to the Issuer or a Subsidiary); or

(iv) if an encumbrancer takes possession or an administrative or other receiver is appointed of the whole or any material part of the undertaking or assets of the Issuer or any Material Subsidiary or if a distress, execution or any similar proceeding is levied or enforced upon or sued out against any of the chattels or property of the Issuer or any Material Subsidiary and is not discharged within 21 days; or

(v) if the Issuer or any Material Subsidiary is deemed unable to pay its debts within the meaning of Section 123(1)(*b*), (*c*) or (*d*) of the Insolvency Act 1986, or the Issuer or any Material Subsidiary becomes unable to pay its debts as they fall due or the value of its assets falls to less than the amount of its liabilities (taking into account for both these purposes its contingent and prospective liabilities) or the Issuer or any Material Subsidiary otherwise becomes insolvent, or the Issuer or any Material Subsidiary suspends making payments (whether of principal or interest) with the respect to all or any class of its debts or announces an intention to do so or if an administration order in relation to the Issuer or any Material Subsidiary is made; or

(vi) if any kind of composition, scheme of arrangement, compromise or other similar arrangement involving the Issuer or any Material Subsidiary and the creditors of any of them generally (or any class of such creditors) is entered into or made; or

(vii) if any indebtedness for Moneys Borrowed (as defined below) having an aggregate outstanding principal amount of at least £5,000,000 (or its equivalent in any other currency or currencies at the date declared due) of the Issuer or any Material Subsidiary shall be or be declared due and payable prior to the date on which the same would otherwise become due and payable by reason of the occurrence of an event of default (howsoever described) in relation thereto or the Issuer or any Material Subsidiary defaults in the repayment of any indebtedness for Moneys Borrowed having an aggregate outstanding principal amount of at least £5,000,000 (or its equivalent in any other currency or currencies at the date of maturity) at the maturity thereof or at the expiry of any applicable grace period or any guarantee of any such indebtedness given by the Issuer or any Material Subsidiary shall not be paid when due and called upon save in any such case where there is a *bona fide* dispute as to whether payment or repayment is due; or

(viii) if default is made by the Issuer in the performance or observance of any obligation, condition or provision binding on it under the Notes or the Trust Deed (other than any obligation for the payment of any principal or interest in respect of the Notes) and, except where, in the opinion of the Trustee, such default is not capable of remedy (in which case the Notes will become due and repayable subject to, and immediately upon, the Trustee certifying and giving notice as aforesaid), such default continues for 30 days after written notice thereof by the Trustee to the Issuer requiring the same to be remedied.

"Material Subsidiary" means (a) a Subsidiary of the Issuer whose profits before tax and extraordinary items or whose net assets (in each case attributable to the Issuer) calculated by reference to any of its latest three years' audited accounts represent ten per cent. or more of the consolidated profits before tax and extraordinary items or net assets (in each case attributable to the Issuer), as the case may be, of the Issuer and its Subsidiaries similarly calculated, all as more particularly defined in the Trust Deed, and (b) in addition, for the purposes of sub-paragraph (vii) above, a Subsidiary which has outstanding any notes, bonds or other like securities of which the Trustee is trustee. A report by the Auditors that in their opinion a Subsidiary is or is not or was or was not at any particular time a Material Subsidiary shall, in the absence of manifest error, be conclusive and binding on all parties.

"Moneys Borrowed" means (a) borrowed moneys, and (b) liabilities under any note, bond, bill, debenture, loan stock or other security in each case issued for cash or in respect of acceptance credit

facilities or as consideration for assets or services but excluding such liabilities incurred in relation to the acquisition of goods or services in the ordinary course of trading.

At any time after the Notes become due and repayable and have not been repaid, the Trustee may at its discretion and without further notice take such proceedings against the Issuer as it may think fit to enforce the obligations of the Issuer under the Trust Deed and the Notes and the relative Receipts and Coupons, but it shall not be bound to take any such proceedings or any other action unless (i) it shall have been so directed by an Extraordinary Resolution of the holders of the Notes or so requested in writing by holders of at least one-fifth in nominal amount of the Notes then outstanding and (ii) it shall have been indemnified to its satisfaction. No holder of a Note, or of a Receipt or Coupon appertaining thereto, shall be entitled to proceed directly against the Issuer unless the Trustee, having become bound so to do, fails to do so within a reasonable period and such failure is continuing.

10. Replacement of Notes, Receipts, Coupons and Talons

Should any Note, Receipt, Coupon or Talon be lost, stolen, mutilated, defaced or destroyed, it may be replaced at the specified office of the Agent, or any other place approved by the Trustee of which notice shall have been published in accordance with Condition 13, upon payment by the claimant of such costs and expenses as may be incurred in connection therewith and on such terms as to evidence and indemnity as the Issuer may reasonably require. Mutilated or defaced Notes, Receipts, Coupons or Talons must be surrendered before replacements will be issued.

11. Agent and Paying Agents

The names of the initial Agent in respect of the Notes and the other initial Paying Agents in respect of the Notes and their initial specified offices are set out below.

The Issuer is, with the prior written approval of the Trustee, entitled to vary or terminate the appointment of any Paying Agent and/or appoint additional or other Paying Agents and/or approve any change in the specified office through which any Paying Agent acts, provided that:

(i) so long as the Notes are listed on any stock exchange, there will at all times be a Paying Agent with a specified office in such place as may be required by the rules and regulations of the relevant stock exchange or any other relevant authority;

(ii) if any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26-27th November, 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive is introduced and if there is then a Member State of the European Union other than the United Kingdom in which a Paying Agent may make payments in respect of outstanding Notes without being obliged to withhold or deduct tax pursuant to any such Directive, the Issuer will ensure that it maintains a Paying Agent in such a Member State for so long as such a Paying Agent will not be so obliged and there are outstanding Notes; and

(iii) there will at all times be an Agent.

In addition, the Issuer shall forthwith appoint a Paying Agent having a specified office in New York City in the circumstances described in the final paragraph of Condition 5(*b*). Any variation, termination, appointment or change shall only take effect (other than in the case of insolvency, when it shall be of immediate effect) if not less than 30 nor more than 45 days' prior notice thereof shall have been given to the Noteholders in accordance with Condition 13.

12. Exchange of Talons

On and after the Interest Payment Date on which the final Coupon comprised in any Coupon sheet matures, the Talon (if any) forming part of such Coupon sheet may be surrendered at the specified office of the Agent or any other Paying Agent in exchange for a further Coupon sheet including (if such further Coupon sheet does not include Coupons to (and including) the final date for the payment of interest due in respect of the Note to which it appertains) a further Talon, subject to the provisions of Condition 8.

13. Notices

All notices regarding the Notes will be valid if published (i) in a leading English language daily newspaper of general circulation in London. It is expected that such publication will be made in the *Financial Times* or any other daily newspaper in London approved by the Trustee or, if this is not possible, in another English language daily newspaper approved by the Trustee with general circulation in Europe. The Issuer shall also ensure that notices are duly published in a manner which complies with the rules and regulations of any other stock exchange or other relevant authority on which the Notes are for the time

being listed. Any such notice will be deemed to have been given on the date of the first publication or, where required to be published in more than one newspaper, on the first date on which publication has been made in all the required newspapers.

Until such time as any definitive Notes are issued, there may (provided that, in the case of Notes listed on a stock exchange or other relevant authority, such stock exchange or other relevant authority permits), so long as the global Note(s) is or are held in its/their entirety on behalf of Clearstream, Luxembourg and Euroclear, be substituted for such publication in such newspaper(s) the delivery of the relevant notice to Clearstream, Luxembourg and Euroclear for communication by them to the holders of the Notes. Any such notice shall be deemed to have been given to the holders of the Notes on the seventh day after the day on which the said notice was given to Clearstream, Luxembourg and Euroclear.

Notices to be given by any holder of the Notes shall be in writing and given by lodging the same, together with the relative Note or Notes, with the Agent. Whilst any of the Notes are represented by a global Note, such notice may be given by any holder of a Note to the Agent via Clearstream, Luxembourg and/or Euroclear, as the case may be, in such manner as the Agent and Clearstream, Luxembourg and/or Euroclear, as the case may be, may approve for this purpose.

14. Meetings of Noteholders, Modification and Waiver

The Trust Deed contains provisions for convening meetings of the Noteholders to consider any matter affecting their interests, including the sanctioning by Extraordinary Resolution of a modification of any of these Terms and Conditions, the Notes, the Receipts, the Coupons or certain provisions of the Trust Deed. Such a meeting may be convened by the Issuer or the Trustee or by Noteholders holding not less than 10 per cent. in nominal amount of the Notes for the time being remaining outstanding. The quorum at any such meeting for passing an Extraordinary Resolution will be two or more persons holding or representing a clear majority in nominal amount of the Notes for the time being outstanding, or at any adjourned meeting two or more persons being or representing Noteholders whatever the nominal amount of the Notes so held or represented, except that at any meeting the business of which includes the modification of certain provisions of these Terms and Conditions, the Notes, Receipts or Coupons (including modifying the date of maturity of the Notes or any date for payment of interest thereon, reducing or cancelling the amount of principal or the rate of interest payable in respect of the Notes or altering the currency of payment of the Notes, Receipts or Coupons) or certain of the provisions of the Trust Deed, the necessary quorum for passing an Extraordinary Resolution will be two or more persons holding or representing not less than three-quarters, or at any adjourned such meeting not less than a clear majority, in nominal amount of the Notes for the time being outstanding. An Extraordinary Resolution passed at any meeting of the Noteholders shall be binding on all the Noteholders, whether or not they are present at the meeting, and on all Receiptholders and Couponholders.

The Trust Deed provides that the Trustee may agree, without the consent of the Noteholders, Receiptholders or Couponholders, to any modification (subject to certain exceptions as provided in the Trust Deed) of, or to any waiver or authorisation of any breach or proposed breach of, any of these Terms and Conditions or any of the provisions of the Trust Deed, or may determine that any condition, event or act which, but for such determination, would constitute an Event of Default, shall not be treated as such which in any such case, in the opinion of the Trustee, is not materially prejudicial to the interests of the Noteholders or to any modification of any of these Terms and Conditions, the Notes, the Receipts, the Coupons or any of the provisions of the Trust Deed which is of a formal, minor or technical nature or which is made to correct a manifest error. Any such modification, waiver, authorisation or determination shall be binding on the Noteholders, Receiptholders and Couponholders and, unless the Trustee agrees otherwise, any such modification shall be notified to the Noteholders as soon as practicable thereafter in accordance with Condition 13.

In connection with the exercise by it of any of its trusts, powers, authorities or discretions (including, but without limitation, any modification, waiver, authorisation or substitution), the Trustee shall have regard to the interests of the Noteholders as a class and, in particular, but without limitation, shall not have regard to the consequences of such exercise for individual Noteholders, Receiptholders or Couponholders resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory and the Trustee shall not be entitled to require, nor shall any Noteholder, Receiptholder or Couponholder be entitled to claim, from the Issuer or any other person any indemnification or payment in respect of any tax consequence of any such exercise upon individual Noteholders, Receiptholders or Couponholders except to the extent already provided for in Condition 7 and/or any undertaking given in addition to, or in substitution for, Condition 7 pursuant to the Trust Deed.

15. Further Issues

The Issuer shall be at liberty from time to time without the consent of the Noteholders, Receiptholders or Couponholders to create and issue further notes having terms and conditions the same as the Notes or the same in all respects save for the amount and date of the first payment of interest thereon and so that the same shall be consolidated and form a single Series with the outstanding Notes.

16. Substitution

The Trustee may, without the consent of the Noteholders, the Receiptholders or the Couponholders, agree with the Issuer to the substitution of any Subsidiary of the Issuer in place of the Issuer (or of any previous substitute under this provision) as the principal debtor under the Notes, the Receipts, the Coupons and the Trust Deed, subject to the Trustee being satisfied that the interests of the Noteholders will not be materially prejudiced thereby and certain other conditions set out in the Trust Deed being complied with (including the Issuer unconditionally and irrevocably guaranteeing that Subsidiary's obligations in respect of the Notes, the Receipts and the Coupons).

17. Indemnification

The Trust Deed contains provisions for the indemnification of the Trustee and for its relief from responsibility in certain circumstances including provisions relieving it from instituting proceedings to enforce repayment unless indemnified to its satisfaction.

18. Governing law

The Trust Deed, the Agency Agreement, the Notes, the Receipts, the Coupons and the Talons are governed by, and shall be construed in accordance with, English law.

19. Contracts (Rights of Third Parties) Act 1999

No rights are conferred on any person under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Note, but this does not affect any right or remedy of any person which exists or is available apart from that Act.

USE OF PROCEEDS

The net proceeds from each issue of Notes will be applied by the Issuer for its general corporate purposes.

DESCRIPTION OF THE ISSUER

Introduction

The Issuer and its consolidated subsidiaries (the "Group") is the leading food retailer in the United Kingdom and the Republic of Ireland. The Group also has operations in Central Europe and Asia. Over the past six years the Group has expanded its traditional supermarket base in the United Kingdom into nine overseas markets and also into non-food business, personal finance and internet shopping as part of its strategy for growth. The Issuer is the overall holding company of the Group.

The market capitalisation of the Issuer on the London Stock Exchange at the close of business on 22nd February, 2003 was £12.159 billion ranking it, as at that date, the largest quoted food retailer in the United Kingdom and one of Europe's 100 largest companies in terms of market capitalisation.

As at 22nd February, 2003, the Group operated 2,291 stores with a total sales area of 39.9 million sq.ft.

For the financial year ended 22nd February, 2003, Group sales were £28.613 billion, an increase of 11.5 per cent. over the previous year, and underlying profit before taxation was £1,401 million, an increase of 14.7 per cent. over the previous year. This was the third consecutive year of double digit profit growth.

United Kingdom Core Business

As at 22nd February, 2003, the Group operated 1,982 stores in the United Kingdom. These range in formats from the Tesco Express convenience store through to the Tesco Extra Hypermarket (over 60,000 sq.ft.). During the financial year ended 22nd February, 2003, 1,265 new stores were opened, due mainly to the purchase of T&S Stores Plc, a convenience retailer.

United Kingdom sales were £23,407 million in the financial year ended 22nd February, 2003 (an increase of 7.9 per cent. over the previous year). The United Kingdom business contributed £1,297 million profit before taxation, an increase of 6.9 per cent. over the previous year.

International Business

As at 22nd February, 2003, the international business represented 45.4 per cent. of the Group selling space and comprised 309 stores with a total sales area of 18.1 million sq.ft., throughout nine countries. The Group is the market leader in five countries and profitable in seven of its international businesses.

In the financial year ended 22nd February, 2003, sales in Europe excluding the United Kingdom were £3,032 million, an increase of 22.5 per cent. over the previous year, and contributed underlying operating profit of £141 million. As at 22nd February, 2003 the Group had 77 stores in the Republic of Ireland, 53 in Hungary, 66 in Poland, 17 in the Czech Republic and 17 in Slovakia.

During the financial year ended 22nd February, 2003, sales in Asia were £2,174 million, up 45.5 per cent. on the previous year. As at 22nd February, 2003, the Group's Asian business comprised 52 stores in Thailand, 21 in South Korea, 3 in Malaysia and 3 in Taiwan.

During 2003/04 a further 40 stores are planned to be opened overseas, including 6 stores in Thailand, 8 in South Korea, 1 in Taiwan, 5 in Hungary, 5 in Poland, 4 in Slovakia, 4 in the Czech Republic, 6 in the Republic of Ireland and 1 in Malaysia.

The Group is currently researching the Chinese market and has announced a bid to purchase a chain of convenience stores in Japan. The Group has also conditionally agreed to purchase a chain of hypermarkets in Turkey.

Retailing Services

As at 22nd February, 2003, Tesco Personal Finance, a joint venture formed in 1997 with the Royal Bank of Scotland to offer personal financial services to customers, had approximately 3.4 million customers on a wide range of products including over 1.5 million credit card holders. During the year ended 22nd February, 2003, the Group's share of profit from Tesco Personal Finance was £48 million.

Tesco.com is the largest grocery e-tailer in the world with over 1 million customers and sales during the year ended 22nd February, 2003 of £447 million. Tesco.com now operates in the United Kingdom, the Republic of Ireland and South Korea and, in the United States of America, operates a joint venture with Safeway Inc. in Portland, Oregon and the San Francisco Bay area.

Capital Expenditure

During the financial year ended 22nd February, 2003, Group capital expenditure was £2,134 billion (compared to £2,027 billion in the financial year ended 23rd February, 2002). UK capital expenditure amounted to £1,228 million, including £558 million on new stores and £335 million on extensions and refits. Total international capital expenditure was £906 million, including £527 million in Asia and £379 million in Europe. In the current financial year, Group capital expenditure is expected to be approximately £2.2 billion.

Financial Information

Further information on the Issuer is contained in its latest Financial Statements, copies of which are available on request from the Issuer and from the specified office of the Agent in London.

Board of Directors of the Issuer

The current directors of the Issuer, as at 8th July, 2003, and their functions and principal activities outside the Issuer, where these are significant with respect to the Group, are as follows:

J. A. Gardiner	*Non-Executive Chairman* *Non-Executive Director of the Economist*
T. P. Leahy	*Chief Executive*
D. E. Reid	*Executive Director – Deputy Chairman*
R. S. Ager	*Executive Director – Company Secretary*
C. L. Allen	*Non-Executive Director* *Chairman of Granada plc*
P. A. Clarke	*Executive Director – Logistics and IT Director*
R. Chase	*Non-Executive Director* *Non-Executive Director of Diageo Plc* *Non-Executive Director of Computer Sciences Corporation*
Dr. H. Einsmann	*Non-Executive Director* *Non-Executive Director of EMI Group Plc* *Executive Director of Stora Enso Oyj (part of the Wallenberg Group)* *Executive Director of British American Tobacco plc*
M. Davies	*Non-Executive Director* *Group Chief Executive of Standard Chartered plc*
J. Gildersleeve	*Executive Director – Commercial and Trading Director* *Non-Executive Director of Gallaher Group Plc* *Non-Executive Director of The Carphone Warehouse Group PLC*
A. T. Higginson	*Executive Director – Finance Director* *Non-Executive Director of C & J Clark Ltd*
T. J. R. Mason	*Executive Director – Marketing and E-Commerce Director* *Non-Executive Director of Capital Radio Plc*
V. Morali	*Non-Executive Director* *Chief Operating Officer and Executive Director of Fimalac S.A.*
G. F. Pimlott	*Non-Executive Director* *Deputy Chairman of Hammerson plc* *Non-Executive Director of Provident Financial plc*
D. T. Potts	*Executive Director – Retail Director*

The business address of each of the above is Tesco House, Delamare Road, Cheshunt, Hertfordshire EN8 9SL.

CAPITALISATION AND INDEBTEDNESS OF TESCO PLC

The following table sets out the audited consolidated share capital and reserves and indebtedness of the Group at 22nd February, 2003.

	£m
Share capital and reserves	
Called up issued and fully paid share capital	362
Share premium account	2,465
Other reserves	40
Profit and loss account	3,649
Total share capital and reserves	6,516
Indebtedness	
Creditors falling due within one year	
Bank loans and overdrafts (Note 1)	1,286
Finance leases	55
	1,341
Creditors falling due after more than one year	
Finance leases	171
4% unsecured deep discount loan stock 2006 (Note 2)	104
6% bonds 2006	150
0.7% 50 bn Yen bonds 2006 (Note 5)	285
7½% bonds 2007	325
6% bonds 2008	250
5¼% 500m Euro bonds 2008 (Note 5)	308
5⅛% bonds 2009	350
6⅝% bonds 2010	150
4¾% 750m Euro bonds 2010 (Note 5)	477
4% RPI bonds 2016 (Note 3)	212
5½% bonds 2019	350
3.322% LPI bonds 2025 (Note 4)	215
6% bonds 2029	200
5½% bonds 2033	200
Other bonds (Note 5)	197
Other loans (Note 6)	90
Other creditors	15
	4,049
Total indebtedness	5,390

Notes

1. Bank deposits in subsidiary undertakings of £299m have been offset against borrowings in the parent company under a legal right of set-off.
2. The 4% unsecured deep discount loan stock is redeemable in 2006 at a par value of £125m.
3. The 4% RPI bonds are redeemable in 2016 at a par value of £200m indexed for changes in the RPI over the life of the bonds.
4. The 3.322% LPI bonds are redeemable in 2025 at a par value of £210m indexed for annual increases (but not annual decreases) in the RPI over the life of the bonds subject to a maximum annual increase of 5%.
5. These Bonds are of various maturities and include foreign currency and sterling denominated notes swapped into floating rate sterling.
6. Various bank loans maturing in 2005.
7. Save as set out above and excluding inter-company arrangements the Group did not have outstanding at 22nd February, 2003 any loan capital (either issued or created but unissued), term loans or other borrowings or indebtedness in the nature of borrowings, including bank overdrafts and liabilities under acceptance (other than normal trade bills) or acceptance credits, mortgages, hire purchase commitments or finance lease obligations, or any material guarantees or material contingent liabilities.
8. There are no material guarantees by non-Group members of indebtedness of the Group and there is no material security outstanding in respect of indebtedness of the Group.
9. There has been no material change in consolidated indebtedness, guarantees or contingent liabilities or in consolidated share capital and reserves of the Group since 22nd February, 2003.

UNITED KINGDOM TAXATION

The following applies only to persons who are the beneficial owners of Notes and is a summary of the Issuer's understanding of current law and practice in the United Kingdom relating only to United Kingdom withholding tax treatment of payments of principal and interest in respect of Notes. It does not deal with any other United Kingdom taxation implications of acquiring, holding or disposing of Notes. Some aspects do not apply to certain classes of person (such as dealers and persons connected with the Issuer) to whom special rules may apply. Prospective Noteholders who may be subject to tax in a jurisdiction other than the United Kingdom or who may be unsure as to their tax position should seek their own professional advice.

Payment of Interest on the Notes

United Kingdom withholding tax (including such withholding or deduction for or on account of tax by issuers, paying agents and collecting agents) was abolished in relation to interest payments made (or, in the case of collecting agents, received) on or after 1st April, 2001 in respect of securities listed on a "recognised stock exchange", as defined in section 841 of the Income and Corporation Taxes Act 1988 (the "Act"). The London Stock Exchange is a recognised exchange. Under an Inland Revenue published practice, securities will be treated as listed on the London Stock Exchange if they are admitted to the Official List by the United Kingdom Listing Authority and admitted to trading by the London Stock Exchange. Provided, therefore, that the Notes remain so listed, interest on the Notes will be payable without withholding or deduction on account of United Kingdom tax.

Interest on the Notes may also be paid without withholding or deduction on account of United Kingdom tax where interest on the Notes is paid to a person who belongs in the United Kingdom and, at the time the payment is made, the Issuer reasonably believes (and any person by or through whom interest on the Notes is paid reasonably believes) that the beneficial owner is within the charge to United Kingdom corporation tax as regards the payment of interest at the time the payment is made, provided that the Inland Revenue has not given a direction (in circumstances where it has reasonable grounds to believe that it is likely that the beneficial owner is not within the charge to United Kingdom corporation tax in respect of such payment of interest at the time the payment is made) that the interest should be paid under deduction of tax.

Interest on the Notes may also be paid without withholding or deduction on account of United Kingdom tax where the maturity of the Notes is less than 365 days (and the Notes are not issued under arrangements the effect of which is to render the Notes part of a borrowing with a total term of one year or more).

In all other cases, an amount must generally be withheld from payments of interest on the Notes on account of United Kingdom income tax at the lower rate (currently 20 per cent.), subject to any direction to the contrary by the Inland Revenue under an applicable double taxation treaty.

Noteholders who are individuals may wish to note that the Inland Revenue has power to obtain information (including the name and address of the beneficial owner of the interest) from any person in the United Kingdom who either pays interest to or receives interest for the benefit of an individual. The Inland Revenue also has power to obtain information from any person in the United Kingdom who pays amounts payable on the redemption of Notes which are relevant discounted securities for the purposes of the Finance Act 1996 to or receives such amounts for the benefit of an individual. Such information may include the name and address of the beneficial owner of the amount payable on redemption. Any information obtained may, in certain circumstances, be exchanged by the Inland Revenue with the tax authorities of other jurisdictions.

Proposed EU Directive on the Taxation of Savings Income

On 3rd June, 2003 the European Council of Economics and Finance Ministers agreed on proposals under which Member States will be required to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State, except that, for a transitional period, Belgium, Luxembourg and Austria will instead be required to operate a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries). The proposals are anticipated to take effect from 1st January, 2005.

SUBSCRIPTION AND SALE

The Dealers have, in an amended and restated dealer agreement (the "Dealer Agreement") dated 10th July, 2002, agreed with the Issuer a basis upon which they or any of them may from time to time agree to purchase Notes. Any such agreement will extend to those matters stated under "Form of the Notes" and "Terms and Conditions of the Notes" above. In the Dealer Agreement, the Issuer has agreed to reimburse the Dealers for certain of their expenses in connection with the establishment and any future update of the Programme and the issue of Notes under the Programme.

United States

The Notes have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act.

Each Dealer has represented and agreed and each further Dealer appointed under the Programme will be required to represent and agree that, except as permitted by the Dealer Agreement, it will not offer, sell or deliver Notes (i) as part of their distribution at any time and (ii) otherwise until 40 days after the completion of the distribution of all Notes of the Tranche of which such Notes are a part within the United States or to, or for the account or benefit of, U.S. persons and it will have sent to each dealer to which it sells Notes during the restricted period a confirmation or other notice setting forth the restrictions on offers and sales of the Notes within the United States or to, or for the account or benefit of, U.S. persons. Terms used in the preceding paragraph and in this paragraph have the meanings given to them by Regulation S under the Securities Act.

In addition, until 40 days after the completion of the distribution of all Notes of the Tranche of which such Notes are a part, an offer or sale of Notes within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act.

The Notes are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to a United States person, except in certain transactions permitted by U.S. tax regulations. Terms used in this paragraph have the meanings given to them by the U.S. Internal Revenue Code and regulations thereunder.

Each issue of Index Linked Notes and Dual Currency Notes shall be subject to such additional U.S. selling restrictions as the Issuer and the relevant Dealer shall agree as a term of the issue and purchase of such Notes, which additional selling restrictions shall be set out in the applicable Pricing Supplement. Each relevant Dealer has agreed and each further Dealer appointed under the Programme will be required to agree that it will offer, sell or deliver such Notes only in compliance with such additional U.S. selling restrictions.

United Kingdom

Each Dealer has represented and agreed and each further Dealer appointed under the Programme will be required to represent and agree that:

(i) in relation to Notes which have a maturity of one year or more and which are to be admitted to the Official List, it has not offered or sold and will not offer or sell any Notes to persons in the United Kingdom prior to admission of such Notes to listing in accordance with Part VI of the FSMA except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 as amended or the FSMA;

(ii) in relation to Notes which have a maturity of one year or more and which are not to be admitted to the Official List, it has not offered or sold and, prior to the expiry of the period of six months from the issue date of such Notes, will not offer or sell any such Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended);

(iii) in relation to any Notes having a maturity of less than one year from the date of their issue, (a) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (b) it has not offered or sold and will not offer or sell any Notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the

purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue or sale of the Notes would otherwise constitute a contravention of Section 19 of the FSMA by the Issuer;

(iv) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(v) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

Japan

The Notes have not been and will not be registered under the Securities and Exchange Law of Japan (the "Securities and Exchange Law") and each Dealer has agreed and each further Dealer appointed under the Programme will be required to agree that it will not offer or sell any Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organised under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan except in compliance with the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Republic of France

Each of the Dealers and the Issuer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree that it has not offered or sold and will not offer or sell, directly or indirectly, Notes to the public in the Republic of France, and has not distributed or caused to be distributed and will not distribute or cause to be distributed to the public in the Republic of France, this Offering Circular or any other offering material relating to the Notes, and that such offers, sales and distributions have been and shall only be made in the Republic of France to qualified investors (*investisseurs qualifiés*) acting on their own account as defined in and in accordance with, Articles L.411-1 and L.411-2 of the *Code Monétaire et Financier* and *décret* no. 98-880 dated 1st October, 1998.

Notes may only be issued, directly or indirectly, to the public in the Republic of France in accordance with Articles L.411-1 and L.411-2 of the *Code Monétaire et Financier* and décret no. 98-880 dated 1st October, 1998.

Federal Republic of Germany

In connection with the initial placement of any Notes in the Federal Republic of Germany, each Dealer has agreed and each further Dealer appointed under the Programme will be required to agree, that Notes will not be offered, sold or publicly promoted or advertised by it in the Federal Republic of Germany other than in compliance with the German Securities Selling Prospectus Act (*Wertpapierverkaufsprospektgesetz*) of 13th December, 1990, as amended, or any other laws applicable in the Federal Republic of Germany governing the issue, offering and sale of securities.

The Netherlands

Each Dealer has represented and agreed and each further Dealer appointed under the Programme will be required to represent and agree that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell in The Netherlands any Notes with a denomination of less than €50,000 (or its foreign currency equivalent) other than to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises) unless one of the other exemptions from or exceptions to the prohibition contained in article 3 of the Dutch Securities Transactions Supervision Act 1995 (*Wet toezicht effectenverkeer 1995*) is applicable and the conditions attached to such exemption or exception are complied with.

General

Each Dealer has agreed and each further Dealer appointed under the Programme will be required to agree that it will (to the best of its knowledge and belief) comply with all applicable securities laws and regulations in force in any jurisdiction in which it purchases, offers, sells or delivers Notes or possesses or distributes this Offering Circular and will obtain any consent, approval or permission required by it for the purchase, offer, sale or delivery by it of Notes under the laws and regulations in

force in any jurisdiction to which it is subject or in which it makes such purchases, offers, sales or deliveries and neither the Issuer nor any other Dealer shall have any responsibility therefor.

Neither the Issuer nor any of the Dealers represents that Notes may at any time lawfully be sold in compliance with any applicable registration or other requirements in any jurisdiction, or pursuant to any exemption available thereunder, or assumes any responsibility for facilitating such sale.

With regard to each Tranche, the relevant Dealer will be required to comply with such other or additional restrictions as the Issuer and the relevant Dealer shall agree to be appropriate and as shall be set out in the applicable Pricing Supplement.

Authorisation

The establishment and updating of the Programme and the issue of Notes thereunder have been duly authorised by resolutions of the Board of Directors of the Issuer dated 14th July, 1997, 14th July, 1999 and 26th June, 2002.

Listing of Notes on the Official List

The listing of Notes on the Official List will be expressed as a percentage of their nominal amount (excluding accrued interest). It is expected that each Tranche of Notes which is to be admitted to the Official List and to trading on the London Stock Exchange's market for listed securities will be admitted separately as and when issued, subject only to the issue of a temporary global Note initially representing the Notes of such Tranche. The listing of Notes issued during the period of 12 months from the date of this Offering Circular is expected to be granted on or around 9th July, 2003.

Clearing Systems

The Notes have been accepted for clearance through Clearstream, Luxembourg and Euroclear. The appropriate Common Code and ISIN for each Tranche of Notes allocated by Clearstream, Luxembourg and Euroclear will be specified in the relevant Pricing Supplement. If the Notes are to be cleared through an additional or alternative clearing system the appropriate information will be specified in the relevant Pricing Supplement.

Significant or Material Change

Save as disclosed in this Offering Circular, there has been no significant change in the financial or trading position of the Issuer or of the Group and there has been no material adverse change in the financial position or prospects of the Issuer or the Group since 22nd February, 2003.

Litigation

Neither the Issuer nor any member of the Group is or has been involved in any legal or arbitration proceedings (including any proceedings which are pending or threatened of which the Issuer is aware) which may have or have had in the 12 months preceding the date of this document a significant effect on the financial position of the Group.

Auditors

The consolidated accounts of the Group for the years ended 24th February, 2001 and 23rd February, 2002 were audited by PricewaterhouseCoopers, Chartered Accountants, and the consolidated accounts for the Group for the year ended 22nd February, 2003 were audited by PricewaterhouseCoopers LLP, Chartered Accountants, in each case in accordance with generally accepted auditing standards in the United Kingdom and reported on without qualification.

Trust Deed

The Trust Deed provides that the Trustee may rely on certificates or reports from the Auditors (as defined in the Trust Deed) and/or any other expert in accordance with the provisions of the Trust Deed whether or not any such certificate or report or any engagement letter or other document entered into by the Trustee and the Auditors or such other expert in connection therewith contains any limit on the liability (monetary or otherwise) of the Auditors or such other expert.

Accounts

The financial information contained in this Offering Circular does not constitute statutory accounts (within the meaning of Section 240 of the Companies Act 1985) (the "Companies Act")) for any year or other period. Statutory accounts for the years ended 24th February, 2001, 23rd February, 2002 and 22nd February, 2003 have been delivered to the Registrar of Companies in England and Wales.

Documents Available

So long as Notes are capable of being issued under the Programme, copies of the following documents will, when published, be available from the registered office of the Issuer and from the specified office of the Agent in London:

(i) the Memorandum and Articles of Association of the Issuer;

(ii) the consolidated audited financial statements of the Group in respect of the financial years ended 23rd February, 2002 and 22nd February, 2003;

(iii) the most recently published audited annual financial statements of the Group and the most recently published interim financial statements (if any) of the Group;

(iv) the Dealer Agreement, the Trust Deed, the Agency Agreement and the Schedule of Forms (containing the forms of the Temporary Global Notes, the Permanent Global Notes, the Definitive Notes, the Receipts, the Coupons and the Talons);

(v) this Offering Circular;

(vi) any future offering circulars, supplementary listing particulars, prospectuses, information memoranda and supplements including Pricing Supplements (save that a Pricing Supplement relating to an unlisted Note will only be available for inspection by a holder of such Note and such holder must produce evidence satisfactory to the Paying Agent as to its holding and identity) to this Offering Circular and any other documents incorporated herein or therein by reference; and

(vii) in the case of each issue of listed Notes subscribed pursuant to a subscription agreement, the subscription agreement (or equivalent document).

REGISTERED HEAD OFFICE OF THE ISSUER

Tesco PLC
Tesco House
Delamare Road
Cheshunt
Hertfordshire EN8 9SL

THE TRUSTEE

Royal Exchange Trust Company Limited
Guildhall House
81/87 Gresham Street
London EC2V 7QE

PRINCIPAL PAYING AGENT

HSBC Bank plc
Mariner House
Pepys Street
London EC3N 4DA

PAYING AGENT

Dexia Banque Internationale
à Luxembourg, société anonyme
69 Route d'Esch
L-1470 Luxembourg

LEGAL ADVISERS

To the Issuer

Berwin Leighton Paisner
Adelaide House
London Bridge
London EC4R 9HA

To the Dealers and the Trustee

Allen & Overy
One New Change
London EC4M 9QQ

AUDITORS TO THE ISSUER

PricewaterhouseCoopers LLP
1 Embankment Place
London WC2M 2RH

AUTHORISED ADVISER

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB

DEALERS

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB

BNP Paribas
10 Harewood Avenue
London NW1 6AA

Citigroup Global Markets Limited
Citigroup Centre
Canada Square
London E14 5LB

Credit Suisse First Boston (Europe) Limited
One Cabot Square
London E14 4QJ

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB

HSBC Bank plc
Level 4
8 Canada Square
London E14 5HQ

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

Morgan Stanley & Co. International Limited
25 Cabot Square
Canary Wharf
London E14 4QA

Royal Bank of Canada Europe Limited
71 Queen Victoria Street
London EC4V 4DE

The Royal Bank of Scotland plc
135 Bishopsgate
London EC2M 3UR

Tokyo-Mitsubishi International plc
6 Broadgate
London EC2M 2AA

UBS Limited
1 Finsbury Avenue
London EC2M 2PP

445790

04 JAN 20 AM 7:21

COMPANY LIMITED BY SHARES

RESOLUTIONS
OF
TESCO PLC

Passed 13th June 2003

At the ANNUAL GENERAL MEETING of the above-named Company duly convened and held at the Royal Lancaster Hotel, Lancaster Terrace, London W2 2TY on Friday 13th June 2003.

ORDINARY RESOLUTIONS

11. That in place of the equivalent authority conferred on the directors at the last Annual General Meeting, the directors be generally and unconditionally authorised:

(a) to exercise the power contained in the Articles of Association of the Company as from time to time varied so that, to the extent and in the manner determined by the directors, the holders of ordinary shares of 5p each in the capital of the Company be permitted to lodge a mandate to receive new ordinary shares, credited as fully paid, instead of any dividends (including interim dividends) paid by the directors or declared by the Company in general meeting (as the case may be) during or in respect of any financial year of the Company ending on or prior to 29 February 2008, including the final dividend for the financial year ended on 22 February 2003; and

(b) to capitalise the appropriate nominal amount of the new ordinary shares falling to be allotted pursuant to any mandates made as aforesaid out of the amount standing to the credit of any reserve or fund (including the profit and loss account, share premium account, capital redemption reserve or any other non-distributable reserve), whether or not the same is available for distribution, as the directors may determine, to apply such sum in paying up such ordinary shares in full and to allot such ordinary shares to the shareholders of the Company validly lodging such mandates in accordance with their respective entitlements.

expiring on the earlier of 13 June 2007 or the date of the Company's Annual General Meeting in 2007, unless such authority is previously renewed, varied or revoked by the Company in general meeting, provided that such donations and expenditure shall not exceed an aggregate of £25,000 during any financial year of the Company.

d That Tesco.com Limited be authorised to make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985) during the period expiring on the earlier of 13 June 2007 or the date of the Company's Annual General Meeting in 2007, unless such authority is previously renewed, varied or revoked by the Company in general meeting, provided that such donations and expenditure shall not exceed an aggregate of £25,000 during any financial year of the Company.

e That Tesco Freetime Limited be authorised to make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985) during the period expiring on the earlier of 13 June 2007 or the date of the Company's Annual General Meeting in 2007, unless such authority is previously renewed, varied or revoked by the Company in general meeting, provided that such donations and expenditure shall not exceed an aggregate of £25,000 during any financial year of the Company.

f That Nutri Centres Limited be authorised to make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985) during the period expiring on the earlier of 13 June 2007 or the date of the Company's Annual General Meeting in 2007, unless such authority is previously renewed, varied or revoked by the Company in general meeting, provided that such donations and expenditure shall not exceed an aggregate of £25,000 during any financial year of the Company.

g That Dunnhumby Limited be authorised to make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985) during the period expiring on the earlier of 13 June 2007 or the date of the Company's Annual General Meeting in 2007, unless such authority is previously renewed, varied or revoked by the Company in general meeting, provided that such donations and expenditure shall not exceed an aggregate of £25,000 during any financial year of the Company.

h That Tesco Home Shopping Limited be authorised to make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985) during the period expiring on the earlier of 13 June 2007 or the date of the Company's Annual General Meeting in 2007, unless such authority is previously renewed, varied or revoked by the Company in general meeting, provided that such donations and expenditure shall not exceed an aggregate of £25,000 during any financial year of the Company.

i That Tesco Vin Plus S.A. (incorporated in France) be authorised to make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985) during the period expiring on the earlier of 13 June 2007 or the date of the Company's Annual General Meeting in 2007, unless such authority is previously renewed, varied or revoked by the Company in general meeting, provided that such donations and expenditure shall not exceed an aggregate of £25,000 during any financial year of the Company.

j That T & S Stores Limited be authorised to make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985) during the period expiring on the earlier of 13 June 2007 or the date of the Company's Annual General Meeting in 2007, unless such authority is previously renewed, varied or revoked by the Company in general meeting, provided that such donations and expenditure shall not exceed an aggregate of £25,000 during any financial year of the Company.

SPECIAL RESOLUTIONS

13. That:

(a) the directors be empowered to allot equity securities of the Company (pursuant to the authority conferred on the directors by resolution 12 above) at any time up to the conclusion of the Company's next Annual General Meeting following the date of the passing of this resolution or, if earlier, the expiry of 15 months from the date of passing of this resolution, as if section 89(1) of the Companies Act 1985 did not apply to any such allotment, provided that such power shall be limited to the allotment of equity securities:

(i) in connection with a rights issue; and

(ii) otherwise than under sub-paragraph (a)(i) of this resolution, with an aggregate nominal amount of up to £18.09 million;

(b) such power shall permit and enable the Company to make an offer or agreement before the expiry of such power which would or might require equity securities to be allotted after such expiry and shall permit the directors to allot such securities pursuant to any such offer or agreement as if such power had not expired;

(c) in this resolution:

(i) ''rights issue'' means an offer of equity securities open for acceptance for a period fixed by the directors to ordinary shareholders on the register on a fixed record date in proportion to their respective holdings of such shares or in accordance with the rights attached thereto (but subject to such exclusions or other arrangements as the directors may deem necessary or expedient in

relation to fractional entitlement or legal or practical problems under the laws of, or the requirements of any regulatory body or any stock exchange in, any territory); and

(ii) the nominal amount of any securities should be taken to be, in the case of a right to subscribe for, or convert, any securities into shares of the Company, the nominal amount of shares which may be allotted pursuant to such right; and

(d) words and expressions defined in or for the purposes of sections 89 to 96 inclusive of the Companies Act 1985 shall bear the same meanings in this resolution.

14 That the Company be generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Companies Act 1985) of ordinary shares of 5p each in the capital of the Company provided that:

(a) the maximum aggregate number of ordinary shares hereby authorised to be purchased is 723 million ordinary shares;

(b) the minimum price which may be paid for any ordinary share is the par value of such share from time to time and the maximum price which may be paid for any ordinary share is an amount equal to 5 per cent above the average of the middle-market quotations for the ordinary shares as derived from the London Stock Exchange Official List for the five dealing days immediately preceding the day on which the purchase is made, in each case exclusive of expenses;

(c) unless previously revoked or varied, the authority hereby conferred shall, subject as provided in paragraph (d) of this resolution, expire at the conclusion of the Annual General Meeting of the Company next following the passing of this resolution (or, if earlier, 18 months from the date of the passing of this resolution); and

(d) the Company may contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be completed wholly or partly after the expiry of such authority, and may purchase ordinary shares pursuant to any such contract as if such authority had not expired.

J A Gardiner

J A GARDINER
CHAIRMAN



PricewaterhouseCoopers
1 Embankment Place
London WC2N 6RH
Telephone: +44 (0) 20 7583 5000
Facsimile: +44 (0) 20 7822 4652

The Directors
Tesco PLC
Tesco House
Delamare Road
Cheshunt
Hertforshire
EN8 9SL

21 February 2003

04 JAN 20 7:21

Our Ref: LLP 6

Dear Sirs,

Notice of resignation as auditors

Following the conversion of PricewaterhouseCoopers to a Limited Liability Partnership (LLP) from 1 January 2003, we have agreed with you that the new firm, PricewaterhouseCoopers LLP will be replacing us as auditors.

In accordance with Section 392 of the Companies Act 1985, we give notice that we are resigning as auditors of Tesco PLC, registered number 00445790 with effect from 23 February 2003.

In accordance with Section 394 of the Companies Act 1985, we confirm that there are no circumstances connected with our resignation which we consider should be brought to the notice of the shareholders or creditors of Tesco PLC.

Yours faithfully,

PricewaterhouseCoopers

PricewaterhouseCoopers



Companies House

— for the record —

Please complete in typescript, or in bold black capitals.

CHFP000

288a

secretary

b) or change 288c))

04 JAN 20 7:21

Company Number	445790
Company Name in full	TESCO PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	01	07	2002	†Date of Birth	12	05	1943

Appointment form

Notes on completion appear on reverse.

Appointment as director ✓ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title	MR	*Honours etc	CBE
Forename(s)	RODNEY FRANK		
Surname	CHASE		
Previous Forename(s)	—	Previous Surname(s)	—
Usual residential address	4 EATON TERRACE		
Post town	LONDON	Postcode	SW1W 8EZ
County / Region	—	Country	UK
†Nationality	BRITISH	†Business occupation	DIRECTOR
†Other directorships (additional space overleaf)	NON-EXECUTIVE DIRECTOR - DIAGEO PLC;		

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 19 August 2002

A director, secretary etc must sign the form below.

Signed [signature] DEPUTY SECRETARY **Date** 19th August 2002

(**a ~~director / secretary / administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
**Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nadine Sarkar

Tesco PLC, Tesco House, Delamare Rd

Cheshunt. Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Company Number 445790

† Directors only.

†Other directorships

NON EXECUTIVE DIRECTOR - COMPUTER SCIENCES CORPORATION

BP PLC.

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:

- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHFP000

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number 445790

Company Name in full TESCO PLC

Changes of particulars form

Complete in all cases

Date of change of particulars — Day 28 Month 02 Year 2002

Name *Style / Title — *Honours etc

Forename(s) AGGR

Surname ROWLEY STUART

† Date of Birth — Day 01 Month 07 Year 1945

Change of name *(enter new name)* Forename(s) ROWLEY STUART

Surname AGGR

Change of usual residential address ††
(enter new address)
TESCO HOUSE, DELAMARE ROAD

Post town CHESHUNT

County / Region HERTS Postcode EN8 9SL

Country

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985

Other change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 29.08.02

(** director / DEPUTY secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

NADINE SANKAR, TESCO HOUSE, DELAMARE RD, CHESHUNT, HERTS EN8 9SL

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form April 2002


Companies House
— for the record —

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Please complete in typescript, or in bold black capitals.

CHFP000

Company Number 445790

Company Name in full TESCO PLC

Changes of particulars form

Complete in all cases

Date of change of particulars — Day 29 Month 08 Year 2002

Name *Style / Title ______ *Honours etc ______

Forename(s) TERENCE PATRICK

Surname LEAHY

† Date of Birth — Day 28 Month 02 Year 1956

Change of name *(enter new name)* Forename(s) ______

Surname ______

Change of usual residential address †† *(enter new address)*

TESCO HOUSE, DELAMARE ROAD

Post town CHESHUNT

County / Region HERTS Postcode EN6 4BB

Country ______

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the *provisions of section* 723B of the Companies Act 1985

Other change *(please specify)* ______

A serving director, secretary etc must sign the form below.

Signed [signature] Date 29.08.02

(** ~~director~~ / ~~secretary~~ DEPUTY / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

NADINE SANKAR, TESCO PLC, TESCO HOUSE, DELAMARE RD, CHESHUNT, HERTS, EN8 9SL.

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

e
arge

Companies House
— for the record —

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Please complete in typescript, or in bold black capitals.

CHFP000

Company Number 445790

Company Name in full TESCO PLC

Changes of particulars form

Complete in all cases

Date of change of particulars — Day 29 Month 08 Year 2002

Name *Style / Title — *Honours etc

Forename(s) JOHN

Surname GILDERSLEEVE

† Date of Birth — Day 16 Month 07 Year 1944

Change of name *(enter new name)* Forename(s)

Surname

Change of usual residential address †† *(enter new address)* TESCO HOUSE, DELAMARE ROAD

Post town CHESHUNT

County / Region HERTS — Postcode EN8 9SL

Country

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the *Companies Act 1985*

Other change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 29.08.2002

(** ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~) Deputy

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

NADINE SANKAR, TESCO PLC, TESCO HOUSE,
DELAMARE RD, CHESHUNT, HERTS, EN8 9SL
Tel
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHFP000

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number: 445790

Company Name in full: TESCO PLC

Changes of particulars form

Complete in all cases

Date of change of particulars (Day Month Year): 29 08 2002

Name *Style / Title: MR *Honours etc:

Forename(s): DAVID TOM

Surname: POTTS

† Date of Birth (Day Month Year): 18 03 1957

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*: TESCO HOUSE, DELAMARE ROAD

Post town: CHESHUNT

County / Region: HERTS Postcode: EN8 9SL

Country: ENGLAND

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [✓]

Other change *(please specify)*:

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 29.08.02

(** ~~director~~ / Deputy ~~secretary~~ / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

NADINE SANKAR
TESCO HOUSE, DELAMARE RD, CHESHUNT,
HERTS EN8 9SL
Tel
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Companies House
— for the record —

288c

Please complete in typescript, or in bold black capitals.

CHFP000

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number 445790

Company Name in full TESCO PLC

Changes of particulars form

Complete in all cases

	Day	Month	Year
Date of change of particulars	29	08	2002

Name *Style / Title ______ *Honours etc ______

Forename(s) PHILIP ANDREW

Surname CLARKE

	Day	Month	Year
† Date of Birth	08	03	1960

Change of name *(enter new name)* Forename(s)

Surname

Change of usual residential address ††
(enter new address)

TESCO HOUSE, DELAMARE ROAD

Post town CHESHUNT

County / Region HERTS Postcode EN8 9SL

Country ENGLAND

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the *Companies Act 1985*

Other change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 29.08.02

(** ~~director~~ / Deputy secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

NADINE SANKAR, TESCO HOUSE, DELAMARE RD,
CHESHUNT, HERTS EN8 9SL

Tel

DX number DX exchange

A99
COMPANIES HOUSE 6/9/02

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form April 2002

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHFP000

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number: 445790

Company Name in full: TESCO PLC

Changes of particulars form

Complete in all cases

Date of change of particulars: Day 28 Month 02 Year 2002

Name *Style / Title: | *Honours etc:

Forename(s): TIMOTHY JOHN ROLLIT

Surname: MASON

† Date of Birth: Day 23 Month 07 Year 1957

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*: TESCO HOUSE, DELAMARE ROAD

Post town: CHESHUNT

County / Region: HERTS

Postcode: EN8 9SL

Country:

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985

Other change *(please specify)*:

A serving director, secretary etc must sign the form below.

Signed [signature] Date 29.02.2002

(** director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

NADINE SANKAR

TESCO PLC, TESCO HOUSE, CHESHUNT, HERTS

EN8 9SL Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh

Form April 2002

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHFP000

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number 445790

Company Name in full TESCO PLC

Changes of particulars form

Complete in all cases

Date of change of particulars — Day 28 Month 02 Year 2002

Name *Style / Title ______ *Honours etc ______

Forename(s) TIMOTHY JOHN ROLLIT

Surname MASON

† Date of Birth — Day 23 Month 07 Year 1957

Change of name *(enter new name)* Forename(s) ______

Surname ______

Change of usual residential address †† *(enter new address)* TESCO HOUSE, DELAMARE ROAD

Post town CHESHUNT

County / Region HERTS Postcode EN8 9SL

Country ______

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985

Other change *(please specify)* ______

A serving director, secretary etc must sign the form below.

Signed [signature] DEPUTY **Date** 29.02.2002

(** ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

NADINE SANKAR
TESCO PLC, TESCO HOUSE, CHESHUNT, HERTS
EN8 9SL Tel
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form April 2002

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHFP000

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number: 445790

Company Name in full: TESCO PLC

Changes of particulars form

Complete in all cases

Date of change of particulars: Day 29 Month 08 Year 2002

Name *Style / Title: | *Honours etc:

Forename(s): JOHN ANTHONY

Surname: GARDINER

† Date of Birth: Day 22 Month 06 Year 1936

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address ††
(enter new address): TESCO HOUSE, DELAMARE ROAD

Post town: CHESHUNT

County / Region: HERTS Postcode: EN8 9SL

Country:

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985

Other change *(please specify)*:

A serving director, secretary etc must sign the form below.

Signed: [signature] DEPUTY Date: 29.08.2002

(** ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

NADINE SANKAR, TESCO PLC
TESCO HOUSE, DELAMARE ROAD, CHESHUNT,
HERTS EN8 9SL Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form April 2002

Companies Hous
— for the record —

Please complete in typescri
or in bold black capitals.

CHFP000

04 JAN 20 7:21

288c

RS for director
tment (use Form
Form 288b))

Company Number 445790

Company Name in full TESCO PLC

Changes of particulars form

Complete in all cases

	Day	Month	Year
Date of change of particulars	29	08	2002

Name *Style / Title: | *Honours etc:

Forename(s): ANDREW THOMAS

Surname: HIGGINSON

	Day	Month	Year
† Date of Birth	10	07	1957

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*: TESCO HOUSE, DELAMARE ROAD

Post town: CHESHUNT

County / Region: HERTS Postcode: EN8 9SL

Country:

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [/]

Other change *(please specify)*:

A serving director, secretary etc must sign the form below.

Signed [signature] Deputy **Date** 29.08.2002

(** ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

NADINE SANKAR, TESCO HOUSE, DELAMARE ROAD CHESHUNT, HERTS EN8 9SL

Tel

DX number DX exchange

A99 COMPANIES HOUSE 1432 6/9/02

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**


Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHFP000

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number 445790

Company Name in full TESCO PLC

Changes of particulars form

Complete in all cases

Date of change of particulars — Day 29 Month 08 Year 2002

Name *Style / Title ______ *Honours etc ______

Forename(s) DAVID EDWARD

Surname REID

† Date of Birth — Day 05 Month 02 Year 1947

Change of name *(enter new name)* Forename(s) ______

Surname ______

Change of usual residential address ††
(enter new address) TESCO HOUSE, DELAMARE ROAD

Post town CHESHUNT

County / Region HERTS Postcode EN8 9SL

Country ______

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [✓]

Other change *(please specify)* ______

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
**Delete as appropriate.

Signed [signature] **Date** 29.08.02

DEPUTY
(** ~~director~~ / secretary / ~~administrator / administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

TESCO PLC, TESCO HOUSE, DELAMARE ROAD,
CHESHUNT, HERTS EN8 9SL

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh

Companies House

— for the record —

Company Name

TESCO PLC

Bulk list

363s Annual Return

A/R 7/6/02

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in c

Company Type

Public Limited Company

Company Number

445790

Information extracted from Companies House records on

18th May 2002

Section 1: Company details

Ref: 445790/09/28

	Current details	Amended details
Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Tesco House, Delamare Road, Cheshunt, Herts EN8 9SL**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held Lloyds Bank Plc Registrars Department The Causeway Worthing West Sussex BN99 6DA**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** / **Description** **5211** **Retail non-special stores food,etc**	SIC CODE / Description

> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** **Rowley Stuart AGER** **Address** **Obrien House** **Ponsbourne Park** **Newgate Street Village** **Hertfordshire** **SG13 8QT**	Name __________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address __________ __________ __________ UK Postcode _ _ _ _ _ _ _ Date of change _ _ / _ _ / _ _ _ _ Date Rowley Stuart AGER ceased to be secretary (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **Rowley Stuart AGER** **Address** **Obrien House** **Ponsbourne Park** **Newgate Street Village** **Hertfordshire** **SG13 8QT** **Date of birth** **01/07/1945** **Nationality** **British** **Occupation** **Director**	Name __________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address __________ __________ __________ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality __________ Occupation __________ Date of change _ _ / _ _ / _ _ _ _ Date Rowley Stuart AGER ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **Charles Lamb ALLEN** **Address** **Stornoway House 13 Cleveland Row** **London** **SW1A 1GG** **Date of birth** **04/01/1957** **Nationality** **British** **Occupation** **Chief Executive**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Charles Lamb ALLEN ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **Philip CLARKE** **Address** **Wooleston House Ponsbourne Park** **Newgate St Village** **Hertford** **SG13 8QR** **Date of birth** **08/03/1960** **Nationality** **British** **Occupation** **Director**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Philip CLARKE ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **Dr Harald EINSMANN** **Address** **43 Chester Square** **London** **SW1W 9EA** **Date of birth** 21/03/1934 **Nationality** German **Occupation** Non Executive Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ⌴⌴⌴⌴ ⌴⌴⌴ Date of birth ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Nationality ______ Occupation ______ Date of change ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Date Dr Harald EINSMANN ceased to be director (if applicable) ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **John Anthony GARDINER** **Address** **Ponsbourne Park** **Newgate Village** **Hertford** **Hertfordshire** **SG13 8QZ** **Date of birth** 22/06/1936 **Nationality** British **Occupation** Company Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ⌴⌴⌴⌴ ⌴⌴⌴ Date of birth ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Nationality ______ Occupation ______ Date of change ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Date John Anthony GARDINER ceased to be director (if applicable) ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **John GILDERSLEEVE** **Address** **21 Clarke Road** **Mount Farm Bletchley** **Milton Keynes** **MK1 1LG** **Date of birth** **16/07/1944** **Nationality** **British** **Occupation** **Company Director**	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date John GILDERSLEEVE ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **Andrew Thomas HIGGINSON** **Address** **Little Wood Wood End** **Marlow** **Buckinghamshire** **SL7 2HW** **Date of birth** **10/07/1957** **Nationality** **British** **Occupation** **Accountant**	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Andrew Thomas HIGGINSON ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **Terence Patrick LEAHY** **Address** **Armitage House** **Delamare Road** **Cheshunt** **Herts** **EN8 9SL** **Date of birth 28/02/1956** **Nationality British** **Occupation Director**	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth / / Nationality Occupation Date of change / / Date Terence Patrick LEAHY ceased to be director (if applicable) / /
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **Timothy John Rolit MASON** **Address** **Resource House Delamare Road** **Cheshunt** **Waltham Cross** **Hertfordshire** **EN8 9SL** **Date of birth 23/07/1957** **Nationality British** **Occupation Company Director**	Name TIMOTHY JOHN ROLLIT MASON ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth / / Nationality Occupation Date of change / / Date Timothy John Rolit MASON ceased to be director (if applicable) / /

Company Number - 445790

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** John William MELBOURN CBE	Name ______
	Address 4 Berkeley Gardens Claygate Esher Surrey KT10 0TP	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______
	Date of birth 16/10/1937	UK Postcode
Particulars of a new Director must be notified on form 288.	**Nationality** British	Date of birth __/__/____
	Occupation Banker	Nationality ______
		Occupation ______
		Date of change __/__/____
		Date John William MELBOURN CBE ceased to be director (if applicable) __/__/____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Veronique MORALI	Name ______
	Address 7 Rue De La Chaise Paris 75007 France	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______
	Date of birth 12/09/1958	UK Postcode
Particulars of a new Director must be notified on form 288.	**Nationality** French	Date of birth __/__/____
	Occupation Director	Nationality ______
		Occupation ______
		Date of change __/__/____
		Date Veronique MORALI ceased to be director (if applicable) __/__/____

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **Graham Fenwick PIMLOTT** **Address** **79 Beckwith Road** **London** **SE24 9LQ** **Date of birth 22/10/1949** **Nationality British** **Occupation Investment Banker**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Graham Fenwick PIMLOTT ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **David POTTS** **Address** **Mary Clarke House Ponsbourne Park** **Newgate St Village** **Hertford** **SG13 8QR** **Date of birth 18/03/1957** **Nationality British** **Occupation Director**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date David POTTS ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Company Number - 445790

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** **David Edward REID**	Name
		☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address **Progress House** **The Boulevard Shire Park** **Welwyn Garden City** **Hertfordshire** **AL7 1RZ**	Address UK Postcode
	Date of birth **05/02/1947**	Date of birth __ / __ / ____
	Nationality **British**	Nationality
Particulars of a new Director must be notified on form 288.	**Occupation** **Director**	Occupation
		Date of change __ / __ / ____
		Date David Edward REID ceased to be director (if applicable) __ / __ / ____

Issued share capital details

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share

SEE ATTACHED CD

ORDINARY 5P

Number of shares issued

7,004,953,977

Aggregate Nominal Value of issued shares

350,247,698.85

Class of Share

Number of shares issued

Aggregate Nominal Value of issued shares

Class of Share

Number of shares issued

Aggregate Nominal Value of issued shares

Class of Share

Number of shares issued

Aggregate Nominal Value of issued shares

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued

7,004,953,977

Aggregate Nominal Value of issued shares

350,247,698.85

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House.*

- ☐ There were no changes during the period
- ☐ A list of changes is enclosed
- ☑ A full list of members is enclosed

The last full list of members was received on: 07/06/2001

> **REMEMBER:**
> ***Changes** to shareholder particulars or details of shares transferred to be **completed each year***
> *A full list of shareholders is required with the first and every third Annual Return thereafter*
> *List shareholders in alphabetical order or provide an index*
> *List joint shareholders consecutively*

- Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.
- Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.
- Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.
- Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address ostcode			
Name Address UK Postcode			
Name Address UK Postcode			

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		



Companies House
— for the record —

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☑ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature  Date 28/06/2002

(~~Director~~ / Secretary) DEPUTY

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***7/6/2002***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **7th June 2003** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Cheque ☑ *Postal Order* ☐ *Cheque / Postal Order Number* ____________

(Please complete as appropriate)

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name
NADINE SANICAR

Telephone number *inc code*

Address
TESCO PLC
TESCO HOUSE
DELAMARE RD, CHESHUNT
HERTS

Postcode EN8 9SL

DX number *if applicable*

DX exchange

CDROM/FICHE

FORM ML8



BULK LIST OF SHAREHOLDERS OR MEMBERS

A BULK LIST OF SHAREHOLDERS OR MEMBERS FOR THIS COMPANY HAS BEEN LODGED BUT DOES NOT APPEAR ON THIS ANNUAL RETURN MICROFICHE.

IF YOU WISH TO SEARCH THE LIST, PLEASE ENQUIRE AT THE SEARCH CONTROL COUNTER.

COMPANY NUMBER 445790

OFFERING CIRCULAR

TESCO

TESCO PLC

(incorporated with limited liability in England with registered number 445790)

£5,000,000,000
Euro Note Programme

On 17th July, 1997 Tesco PLC (the "Issuer") established its Euro Note Programme (the "Programme"). This Offering Circular (the "Offering Circular") supersedes all previous offering circulars issued in connection with the Programme with respect to Notes (as defined below) issued under the Programme on or after the date of this Offering Circular. This does not affect any Notes already in issue.

Under the Programme the Issuer may from time to time issue notes (the "Notes") denominated in any currency agreed between the Issuer and the relevant Dealer (as defined below).

Application has been made to the Financial Services Authority (the "UK Listing Authority") in its capacity as competent authority under the Financial Services and Markets Act 2000, as amended (the "FSMA") for Notes issued during the period of 12 months from the date of this Offering Circular to be admitted to the official list of the UK Listing Authority (the "Official List") and to the London Stock Exchange plc (the "London Stock Exchange") for such Notes to be admitted to trading on the London Stock Exchange's market for listed securities. Admission to the Official List together with admission to trading on the London Stock Exchange's market for listed securities constitutes official listing on the London Stock Exchange. Notice of the aggregate nominal amount of Notes, interest (if any) payable in respect of Notes, the issue price of Notes and any other terms and conditions not contained herein which are applicable to each Tranche (as defined on page 20) of Notes will be set forth in a pricing supplement (the "Pricing Supplement") which, with respect to Notes to be admitted to the Official List and to be admitted to trading on the London Stock Exchange's market for listed securities, will be delivered to the UK Listing Authority and to the London Stock Exchange on or before the date of issue of the Notes of such Tranche or such later date as the UK Listing Authority and the London Stock Exchange may agree.

The Programme provides that Notes may be listed on such other or further stock exchange(s) as may be agreed between the Issuer and the relevant Dealer. The Issuer may al[illegible] issue unlisted Notes.

BARCLAYS C[illegible]	**BNP PARIBAS**
CREDIT SUIS[illegible]	**DEUTSCHE BANK**
GOLDMAN SA[illegible]	**HSBC**
MERRILL LYNC[illegible] [illegible]NAL	**MORGAN STANLEY**
RBC CAPITAL M[illegible][illegible]S	**SCHRODER SALOMON SMITH BARNEY**
THE ROYAL BANK OF SCOTLAND	**UBS WARBURG**

The date of this Offering Circular is 10th July, 2002

The Notes may be issued on a continuing basis to one or more of the Dealers specified on page 7 and any additional Dealer appointed under the Programme from time to time, which appointment may be for a specific issue or on an ongoing basis (each a "Dealer" and together the "Dealers"). References in this Offering Circular to the "relevant Dealer" shall, in the case of an issue of Notes being (or intended to be) subscribed by more than one Dealer, be to all Dealers agreeing to purchase such Notes.

The Notes of each Tranche will initially be represented by a temporary global Note which will be deposited on the issue date thereof with a common depositary on behalf of Clearstream Banking, société anonyme ("Clearstream, Luxembourg") and Euroclear Bank S.A./N.V. as operator of the Euroclear System ("Euroclear") and/or any other agreed clearing system and which will be exchangeable, as specified in the applicable Pricing Supplement, for either a permanent global Note or Notes in definitive form, in each case upon certification as to non-U.S. beneficial ownership as required by U.S. Treasury regulations. A permanent global Note will be exchangeable for Notes in definitive form upon request (unless otherwise specified in the applicable Pricing Supplement), all as further described in "Form of the Notes" below.

The Issuer may agree with any Dealer and the Trustee (as defined herein) that Notes may be issued in a form not contemplated by the Terms and Conditions of the Notes herein, in which event (except in the case of unlisted Notes) supplementary listing particulars or further listing particulars, if appropriate, will be made available which will describe the effect of the agreement reached in relation to such Notes.

The Issuer accepts responsibility for the information contained in this Offering Circular. To the best of the knowledge and belief of the Issuer (having taken all reasonable care to ensure that such is the case) the information contained in this Offering Circular is in accordance with the facts and does not omit anything likely to affect the import of such information.

Any reference in this Offering Circular to listing particulars approved by the UK Listing Authority as required by the FSMA ("Listing Particulars") means this Offering Circular excluding all information incorporated by reference. The Issuer has confirmed that any information incorporated by reference, including any such information to which readers of this Offering Circular are expressly referred, has not been and does not need to be included in the Listing Particulars to satisfy the requirements of the Financial Services Authority or its listing rules. The Issuer believes that none of the information incorporated therein by reference conflicts in any material respect with the information included in the Listing Particulars.

This Offering Circular is to be read in conjunction with all documents which are deemed to be incorporated herein by reference (see "Documents Incorporated by Reference" below) (provided, however, that such incorporated documents do not form part of the Listing Particulars). This Offering Circular shall, save as specified herein, be read and construed on the basis that such documents are so incorporated and form part of this Offering Circular but not part of the Listing Particulars.

A copy of this Offering Circular, which comprises Listing Particulars in relation to Notes listed on the Official List and issued during the period of 12 months from the date of this Offering Circular, has been delivered for registration to the Registrar of Companies in England and Wales as required by Section 83 of that Act. Copies of each Pricing Supplement (in the case of Notes to be admitted to the Official List of the UK Listing Authority) will be available from FT Business Research Centre, operated by FT Electronic Publishing, at Fitzroy House, 13-15 Epworth Street, London EC2A 4DL and from the office set out below of the Trustee (as defined herein) and the specified office of each of the Paying Agents (as defined herein).

Neither any Dealer nor the Trustee has separately verified the information contained herein. Accordingly, no representation, warranty or undertaking, express or implied, is made and no responsibility or liability is accepted by any Dealer or the Trustee as to the accuracy or completeness of the information contained in this Offering Circular or any other information provided by the Issuer in connection with the Programme or the Notes or their distribution. The statements made in this paragraph are made without prejudice to the responsibility of the Issuer under the Programme.

No person is or has been authorised to give any information or to make any representation not contained in or not consistent with this Offering Circular or any other information supplied in connection with the Programme or the Notes and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer, any Dealer or the Trustee.

Neither this Offering Circular nor any other information supplied in connection with the Programme or any Notes (i) is intended to provide the basis of any credit or other evaluation or (ii) should be considered as a recommendation or as constituting an invitation or offer by the Issuer, any Dealer or the Trustee that any recipient of this Offering Circular or any other information supplied in connection with the Programme or any Notes should purchase any Notes. Each investor contemplating purchasing any Notes should make its own independent investigation of the financial condition and affairs, and its

own appraisal of the creditworthiness, of the Issuer. Neither this Offering Circular nor any other information supplied in connection with the Programme or the issue of any Notes constitutes an offer by or on behalf of the Issuer or any of the Dealers or the Trustee to any person to subscribe for or to purchase any Notes.

The delivery of this Offering Circular does not at any time imply that the information contained herein concerning the Issuer is correct at any time subsequent to the date hereof or that any other information supplied in connection with the Programme is correct as at any time subsequent to the date indicated in the document containing the same. The Dealers and the Trustee expressly do not undertake to review the financial condition or affairs of the Issuer during the life of the Programme. Investors should review, *inter alia*, the most recently published audited annual financial statements and, if published later, the most recently published interim financial statements (if any) of the Issuer when deciding whether or not to purchase any Notes.

The distribution of this Offering Circular and the offer or sale of Notes may be restricted by law in certain jurisdictions. The Issuer, the Dealers and the Trustee do not represent that this Offering Circular may be lawfully distributed, or that any Notes may be lawfully offered, in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by the Issuer, the Dealers or the Trustee (save for the approval of this document (and all previous offering circulars relating to the Programme) as Listing Particulars by the UK Listing Authority and delivery of a copy of this Offering Circular (and all such previous offering circulars) to the Registrar of Companies in England and Wales) which would permit a public offering of any Notes or distribution of this Offering Circular in any jurisdiction where action for that purpose is required. Accordingly, no Notes may be offered or sold, directly or indirectly, and neither this Offering Circular nor any advertisement or other offering material may be distributed or published in any jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations and the Dealers have represented or, as the case may be, will be required to represent that all offers and sales by them will be made on the same terms. Persons into whose possession this Offering Circular or any Notes come must inform themselves about, and observe, any such restrictions. In particular, there are restrictions on the distribution of this Offering Circular and the offer or sale of Notes in the United States, the United Kingdom, Japan, the Republic of France, the Federal Republic of Germany and The Netherlands (see "Subscription and Sale" below).

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended, (the "Securities Act") and are subject to certain U.S. tax law requirements. Subject to certain exceptions, Notes may not be offered, sold or delivered within the United States or to U.S. persons (see "Subscription and Sale" below).

All references in this Offering Circular to "Sterling" and "£" refer to the currency of the United Kingdom, to "U.S. dollars", "U.S.$" and "$" refer to the currency of the United States of America, to "Swiss francs" refer to the currency of Switzerland and to "euro" and "€" refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty establishing the European Community, as amended.

In connection with the issue and distribution of any Tranche of Notes, the Dealer (if any) disclosed as the stabilising manager in the applicable Pricing Supplement or any person acting for him may over-allot or effect transactions with a view to supporting the market price of the Notes of the Series (as defined below) of which such Tranche forms part at a level higher than that which might otherwise prevail for a limited period. However, there may be no obligation on the stabilising manager or any agent of his to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period. Such stabilising shall be in compliance with all relevant laws and regulations.

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

The following documents shall be deemed to be incorporated in, and to form part of, this Offering Circular (provided however that such incorporated documents do not form a part of the Listing Particulars):

(a) the most recently published audited annual financial statements and, if published later, the most recently published interim financial statements (if any) of the Issuer; and

(b) all supplements to this Offering Circular circulated by the Issuer from time to time in accordance with the provisions of the Dealer Agreement as described below,

save that any statement contained herein or in a document which is deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purpose of this Offering Circular (but not the Listing Particulars) to the extent that a statement contained in any such subsequent document which is deemed to be incorporated by reference herein modifies or supersedes such earlier statement (whether expressly, by implication or otherwise).

The Issuer will provide, without charge, to each person to whom a copy of this Offering Circular has been delivered, upon the request of such person, a copy of any or all of the documents deemed to be incorporated herein by reference unless such documents have been modified or superseded as specified above. Requests for such documents should be directed to the Issuer at its registered office set out at the end of this Offering Circular. In addition, such documents will be available from the principal office in England of Deutsche Bank AG London in its capacity as authorised adviser (the "Authorised Adviser") for Notes listed on the Official List.

The Issuer has undertaken to the Dealers in the Dealer Agreement (as defined in "Subscription and Sale" below) to comply with sections 81 and 83 of the FSMA.

If the terms of the Programme are modified in a manner which would make this Offering Circular, as so modified, inaccurate or misleading in a material respect, a new offering circular will be prepared.

GENERAL DESCRIPTION OF THE PROGRAMME

Under the Programme, the Issuer has issued and may from time to time issue Notes denominated in any currency and having a minimum maturity of one month, subject as set out herein. A summary of the terms and conditions of the Programme and the Notes appears below. The applicable terms of any Notes have been or will be agreed between the Issuer and the relevant Dealer prior to the issue of the Notes and have been or will be set out in the Terms and Conditions of the Notes endorsed on, attached to, or incorporated by reference into, the Notes, as modified and supplemented by the applicable Pricing Supplement attached to, or endorsed on, such Notes, as more fully described under "Form of the Notes" below.

The maximum aggregate nominal amount of all Notes from time to time outstanding under the Programme will not exceed £5,000,000,000 (or its equivalent in other currencies calculated as described herein). A description of the restrictions applicable at the date of this Offering Circular relating to the maturity or denominations of certain Notes is set out on pages 8 and 9, respectively.

This Offering Circular and any supplement to it will only be valid for listing Notes on the Official List during the period of 12 months from the date of this Offering Circular in an aggregate nominal amount which, when added to the aggregate nominal amount then outstanding of all Notes previously or simultaneously issued under the Programme, does not exceed £5,000,000,000 or its equivalent in other currencies. For the purpose of calculating the Sterling equivalent of the aggregate nominal amount of Notes issued under the Programme from time to time:

(a) the Sterling equivalent of Notes denominated in another Specified Currency (as specified in the applicable Pricing Supplement, see under "Form of the Notes" on page 11) shall be determined, at the discretion of the Issuer, either as of the date on which agreement is reached for the issue of Notes or on the preceding day on which commercial banks and foreign exchange markets are open for business in London, in each case on the basis of the spot rate for the sale of Sterling against the purchase of such Specified Currency in the London foreign exchange market quoted by any leading international bank selected by the Issuer on the relevant day of calculation;

(b) the Sterling amount of Dual Currency Notes, Index Linked Notes and Partly Paid Notes (each as specified in the applicable Pricing Supplement, see under "Form of the Notes" on page 11) shall be calculated (where relevant, in the manner specified in (a) above) by reference to the original nominal amount on issue of such Notes (in the case of Partly Paid Notes regardless of the subscription price paid); and

(c) the Sterling amount of Zero Coupon Notes (as specified in the applicable Pricing Supplement, see under "Form of the Notes" on page 11) and other Notes issued at a discount or a premium shall be calculated (where relevant, in the manner specified in (a) above) by reference to the net proceeds received by the Issuer for the relevant Notes.

8.	Interest Basis:	[Fixed Rate] [Floating Rate] [Zero Coupon] [Index Linked Interest] [Dual Currency Interest] [*specify other*] (further particulars specified below)
9.	Redemption/Payment Basis:	[Redemption at par] [Index Linked Redemption] [Dual Currency Redemption] [Partly Paid] [Instalment] [*specify other*]
10.	Change of Interest Basis or Redemption/ Payment Basis:	[*Specify details of any provision for change of Notes into another Interest Basis or Redemption/ Payment Basis*]
11.	Put/Call Options:	[Investor Put] [Issuer Call] [(further particulars specified below)]
12.	Listing:	[London/*specify other*/None]
13.	Method of distribution:	[Syndicated/Non-syndicated]

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

14.	Fixed Rate Note Provisions		[Applicable/Not Applicable] *If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i)	Rate[(s)] of Interest:	[ ] per cent. per annum [payable [annually/semi-annually/quarterly] in arrear]
	(ii)	Interest Payment Dates(s):	[[ ] in each year up to and including the Maturity Date]/[*specify other*] (NB: *This will need to be amended in the case of long or short coupons*)
	(iii)	Fixed Coupon Amount(s):	[ ] per [ ] in nominal amount
	(iv)	Broken Amount(s):	[*Insert particulars of any initial or final broken interest amounts which do not correspond with the Fixed Coupon Amount*]
	(v)	Fixed Day Count Fraction:	[Actual/Actual - ISMA or 30/360 or *specify other*]
	(vi)	Determination Date(s):	[ ] in each year [*Insert interest payment dates, ignoring issue date or maturity date in the case of a long or short first or last coupon*] *(NB: This will need to be amended in the case of regular interest payment dates which are not of equal duration)* *(NB: Only relevant where Fixed Day Count Fraction is Actual/Actual (ISMA))*
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	[None/*Give details*]
15.	Floating Rate Note Provisions		[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*

(i)	Specified Period(s)/Specified Interest Payment Dates:	[ ]
(ii)	Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/ [*specify other*]]
(iii)	Additional Business Centre(s):	[ ]
(iv)	Manner in which the Rate of Interest and Interest Amount is to be determined:	[Screen Rate Determination/ISDA Determination/ *specify other*]
(v)	Party responsible for calculating the Rate of Interest and Interest Amount (if not the Agent):	[ ]
(vi)	Screen Rate Determination:	
	— Reference Rate:	[ ] *(Either LIBOR, EURIBOR or other, although additional information is required if other — including any amendment to fallback provisions in the Agency Agreement)*
	— Interest Determination Date(s):	[ ] *(Second London business day prior to the start of each Interest Period if LIBOR (other than Sterling or euro LIBOR), first day of the Interest Period if Sterling LIBOR and second day on which the TARGET System is open prior to the start of each Interest Period if EURIBOR or euro LIBOR)*
	— Relevant Screen Page:	[ ] *(In the case of EURIBOR, if not Telerate 248 ensure it is a page which shows a composite rate or amend the fall back provisions appropriately)*
(vii)	ISDA Determination:	
	— Floating Rate Option:	[ ]
	— Designated Maturity:	[ ]
	— Reset Date:	[ ]
(viii)	Margin(s):	[+/-] [ ] per cent. per annum
(ix)	Minimum Rate of Interest:	[ ] per cent. per annum
(x)	Maximum Rate of Interest:	[ ] per cent. per annum
(xi)	Floating Day Count Fraction:	[Actual/365 Actual/365 (Fixed) Actual/360 30/360 30E/360 Other]
(xii)	Fall back provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Terms and Conditions:	[ ]

16.	Zero Coupon Note Provisions		[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i)	Accrual Yield:	[ ] per cent. per annum
	(ii)	Reference Price:	[ ]
	(iii)	Any other formula/basis of determining amount payable:	[ ] *(Consider applicable day count fraction if euro denominated)*
17.	Index Linked Interest Note Provisions		[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i)	Index/Formula:	[*give or annex details*]
	(ii)	Calculation Agent responsible for calculating the principal and/or interest due:	[ ]
	(iii)	Provisions for determining coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	[ ]
	(iv)	Specified Period(s)/Specified Interest Payment Dates:	[ ]
	(v)	Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/ *specify other*]
	(vi)	Additional Business Centre(s):	[ ]
	(vii)	Minimum Rate of Interest:	[ ] per cent. per annum
	(viii)	Maximum Rate of Interest:	[ ] per cent. per annum
	(ix)	Day Count Fraction:	[ ]
18.	Dual Currency Note Provisions		[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i)	Rate of Exchange/method of calculating Rate of Exchange:	[*give details*]
	(ii)	Calculation Agent, if any, responsible for calculating the principal and/or interest payable:	[ ]
	(iii)	Provisions applicable where calculation by reference to Rate of Exchange impossible or impracticable:	[ ]
	(iv)	Person at whose option Specified Currency(ies) is/are payable:	[ ]

PROVISIONS RELATING TO REDEMPTION

19. Issuer Call — [Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*

    (i) Optional Redemption Date(s): [ ]

    (ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s): [ ]

    (iii) If redeemable in part:

        (a) Minimum Redemption Amount: [ ]

        (b) Higher Redemption Amount: [ ]

    (iv) Notice period (if other than as set out in the Conditions): [ ]

20. Investor Put — [Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*

    (i) Optional Redemption Date(s): [ ]

    (ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s): [ ]

    (iii) Notice period (if other than as set out in the Conditions): [ ]

21. Final Redemption Amount of each Note — [Par/*specify other*/see Appendix]

22. Early Redemption Amount(s) of each Note payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 6*(e)*): [ ]

GENERAL PROVISIONS APPLICABLE TO THE NOTES

23. Form of Notes: — [Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes [on 60 days' notice given at any time/only upon an Exchange Event].]

    [Temporary Global Note exchangeable for Definitive Notes on and after the Exchange Date.]

24. Additional Financial Centre(s) or other special provisions relating to Payment Dates: — [Not Applicable/*give details*] (*Note that this item relates to the place of payment and not Interest Period end dates to which items 15(iii) and 17(vi) relate*)

25.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	[Yes/No. *If yes, give details*]
26.	Details relating to Partly Paid Notes: [*If applicable, specify*] [amount of each payment comprising the Issue Price and date on which each payment is to be made and, if different from those specified in the Temporary Global Note, consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:]	[Not Applicable/*give details*] (*NB: New forms of Global Note may be required for Partly Paid Notes*)
27.	Details relating to Instalment Notes:	
	(i) Instalment Amount(s)	[Not Applicable/*give details*]
	(ii) Instalment Date(s)	[Not Applicable/give details]
28.	Redenomination:	Redenomination [not] applicable (*if Redenomination is applicable, specify full details*)
29.	Other terms or special conditions:	[Not Applicable/*give details*]

DISTRIBUTION

30.	(i) If syndicated, names of Managers:	[Not Applicable/*give names*]
	(ii) Stabilising Manager (if any):	[Not Applicable/*give name*]
31.	If non-syndicated, name of relevant Dealer:	[ ]
32.	Additional selling restrictions:	[Not Applicable/*give details*]

OPERATIONAL INFORMATION

33.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	[Not Applicable/*give name(s) and number(s)*]
34.	Delivery:	Delivery [against/free of] payment
35.	Additional Paying Agent(s) (if any):	[ ]

ISIN:	[ ]
Common Code:	[ ]

LISTING APPLICATION

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the £5,000,000,000 Euro Note Programme of Tesco PLC.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By: ....
Duly authorised

If the Pricing Supplement relating to a Tranche of Notes specifies any modification to the Terms and Conditions of the Notes as described herein, it is envisaged that, to the extent that such modification

relates only to Conditions 1, 4, 5, 6 (except Condition 6*(b)*), 10, 11, 12, 13 (insofar as Notes are not listed or admitted to trade on any stock exchange) and 15, they will not necessitate the preparation of a supplementary Offering Circular. If the Terms and Conditions of the Notes of any Series are to be modified in any other respect, a supplementary Offering Circular or a further Offering Circular describing the modification will be prepared, if appropriate.

TERMS AND CONDITIONS OF THE NOTES

The following are the Terms and Conditions of the Notes to be issued on or after 10th July, 2002 and which will be incorporated by reference into each global Note and each definitive Note, in the latter case only if permitted by the relevant stock exchange or other relevant authority (if any) and agreed by the Issuer and the relevant Dealer at the time of issue but, if not so permitted and agreed, such definitive Note will have endorsed thereon or attached thereto such Terms and Conditions. The applicable Pricing Supplement in relation to any Tranche of Notes may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with the following Terms and Conditions, replace or modify the following Terms and Conditions for the purpose of such Notes. The applicable Pricing Supplement (or the relevant provisions thereof) will be endorsed upon, or attached to, each temporary global Note, permanent global Note and definitive Note. Reference should be made to "Form of the Notes" above for the form of Pricing Supplements which will include the meaning of certain terms used in the following Terms and Conditions or specify which of such terms are to apply in relation to the relevant Notes.

This Note is one of a Series (as defined below) of Notes issued by Tesco PLC (the "Issuer") constituted by a Trust Deed (as modified and/or supplemented and/or restated from time to time, the "Trust Deed") dated 17th July, 1997 made between the Issuer and Royal Exchange Trust Company Limited (the "Trustee", which expression shall include any successor as trustee).

References herein to the "Notes" shall be references to the Notes of this Series and shall mean:

(i) in relation to any Notes represented by a global Note, units of the lowest Specified Denomination in the Specified Currency;

(ii) definitive Notes issued in exchange for a global Note; and

(iii) any global Note.

The Notes, the Receipts (as defined below) and the Coupons (as defined below) also have the benefit of an Agency Agreement (as modified and/or supplemented and/or restated from time to time, the "Agency Agreement") dated 10th July, 2002 and made among, the Issuer, HSBC Bank plc, as issuing and principal paying agent and agent bank (the "Agent", which expression shall include any successor agent specified in the applicable Pricing Supplement), the other paying agent named therein (together with the Agent, the "Paying Agents", which expression shall include any additional or successor paying agents) and the Trustee.

Interest bearing definitive Notes (unless otherwise indicated in the applicable Pricing Supplement) have interest coupons ("Coupons") and, if indicated in the applicable Pricing Supplement, talons for further Coupons ("Talons") attached on issue. Any reference herein to Coupons or coupons shall, unless the context otherwise requires, be deemed to include a reference to Talons or talons. Definitive Notes repayable in instalments have receipts ("Receipts") for the payment of the instalments of principal (other than the final instalment) attached on issue.

The Pricing Supplement for this Note (or the relevant provisions thereof) is attached to or endorsed on this Note and supplements these Terms and Conditions and may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with these Terms and Conditions, replace or modify these Terms and Conditions for the purposes of this Note. References to the "applicable Pricing Supplement" are to the Pricing Supplement (or the relevant provisions thereof) attached to or endorsed on this Note.

The Trustee acts for the benefit of the holders of the Notes (the "Noteholders", which expression shall, in relation to any Notes represented by a global Note, be construed as provided below), the holders of the Receipts (the "Receiptholders") and the holders of the Coupons (the "Couponholders", which expression shall, unless the context otherwise requires, include the holders of the Talons), all in accordance with the provisions of the Trust Deed.

As used herein, "Tranche" means Notes which are identical in all respects (including as to listing) and "Series" means a Tranche of Notes together with any further Tranche or Tranches of Notes which are (i) expressed to be consolidated and form a single series and (ii) identical in all respects (including as to listing) except for their respective Issue Dates, Interest Commencement Dates and/or Issue Prices.

The following statements include summaries of, and are subject to, the detailed provisions of the Trust Deed and the applicable Pricing Supplement. Copies of the Trust Deed, the Agency Agreement and the Pricing Supplement applicable to this Note are available for inspection at the principal office of the Trustee, being at 10th July, 2002 at Guildhall House, 81/87 Gresham Street, London EC2V 7QE, and at the specified office of each of the Paying Agents save that a Pricing Supplement relating to an unlisted Note will only be available for inspection by a Noteholder and such Noteholder must produce evidence satisfactory to the Trustee or the relevant Paying Agent, as the case may be, as to identity. The

Noteholders, the Receiptholders and the Couponholders are deemed to have notice of, and are entitled to the benefit of, all the provisions of the Trust Deed, the Agency Agreement and the applicable Pricing Supplement which are binding on them.

Words and expressions defined in the Trust Deed or the Agency Agreement or used in the applicable Pricing Supplement shall have the same meanings where used in these Terms and Conditions unless the context otherwise requires or unless otherwise stated and provided that, in the event of any inconsistency between the Agency Agreement and the Trust Deed, the Trust Deed will prevail and, in the event of any inconsistency between the Agency Agreement or the Trust Deed and the applicable Pricing Supplement, the applicable Pricing Supplement will prevail.

1. Form, Denomination and Title

The Notes are in bearer form and, in the case of definitive Notes, serially numbered, in the Specified Currency and the Specified Denomination(s). Notes of one Specified Denomination may not be exchanged for Notes of another Specified Denomination.

This Note is a Fixed Rate Note, a Floating Rate Note, a Zero Coupon Note, an Index Linked Interest Note, a Dual Currency Interest Note or a combination of any of the foregoing, depending upon the Interest Basis shown in the applicable Pricing Supplement.

This Note may be an Index Linked Redemption Note, an Instalment Note, a Dual Currency Redemption Note, a Partly Paid Note or a combination of any of the foregoing, depending on the Redemption/ Payment Basis shown in the applicable Pricing Supplement.

Definitive Notes are issued with Coupons attached, unless they are Zero Coupon Notes in which case references to Coupons and Couponholders in these Terms and Conditions are not applicable.

Subject as set out below, title to the Notes, Receipts and Coupons will pass by delivery. The Issuer, the Trustee, the Agent and any Paying Agent may deem and treat the bearer of any Note, Receipt or Coupon as the absolute owner thereof (whether or not overdue and notwithstanding any notice of ownership or writing thereon or notice of any previous loss or theft thereof) for all purposes but, in the case of any global Note, without prejudice to the provisions set out in the next succeeding paragraph.

For so long as any of the Notes is represented by a global Note held on behalf of Clearstream Banking, société anonyme ("Clearstream, Luxembourg") and/or Euroclear Bank S.A./N.V. as operator of the Euroclear System ("Euroclear") each person (other than Clearstream, Luxembourg or Euroclear) who is for the time being shown in the records of Clearstream, Luxembourg or of Euroclear as the holder of a particular nominal amount of such Notes (in which regard any certificate or other document issued by Clearstream, Luxembourg or Euroclear as to the nominal amount of such Notes standing to the account of any person shall be conclusive and binding for all purposes save in the case of manifest error) shall be treated by the Issuer, the Trustee, the Agent and any other Paying Agent as the holder of such nominal amount of such Notes for all purposes other than with respect to the payment of principal or interest on such nominal amount of such Notes, for which purpose the bearer of the relevant global Note shall be treated by the Issuer, the Trustee, the Agent and any other Paying Agent as the holder of such nominal amount of such Notes in accordance with and subject to the terms of the relevant global Note and the expressions "Noteholder" and "holder of Notes" and related expressions shall be construed accordingly. Notes which are represented by a global Note will be transferable only in accordance with the rules and procedures for the time being of Clearstream, Luxembourg or of Euroclear, as the case may be. In determining whether a particular person is entitled to a particular nominal amount of Notes as aforesaid, the Trustee may rely on such evidence and/or information and/or certification as it shall, in its absolute discretion, think fit and, if it does so rely, such evidence and/or information and/or certification shall, in the absence of manifest or proven error, be conclusive and binding on all concerned.

References to Clearstream, Luxembourg and/or Euroclear shall, whenever the context so permits, be deemed to include a reference to any additional or alternative clearing system approved by the Issuer, the Trustee and the Agent.

2. Status of the Notes

The Notes and the relative Receipts and Coupons are direct, unconditional, unsubordinated and (subject to the provisions of Condition 3) unsecured obligations of the Issuer and rank *pari passu* among themselves and (save for certain debts preferred by law) equally with all other unsecured obligations (other than subordinated obligations, if any) of the Issuer, from time to time outstanding.

3. Negative Pledge

So long as any of the Notes remains outstanding (as defined in the Trust Deed) neither the Issuer nor any of its Subsidiaries (as defined in the Trust Deed) will create any mortgage, charge, pledge, lien or

other security interest on any of its present or future undertaking or assets or enter into any arrangement, the practical effect of which is to grant similar security, in either case in respect of (i) any Obligation of the Issuer or any other person or (ii) any guarantee or indemnity in respect of any Obligation of the Issuer or any other person, without at the same time securing the Notes, the Receipts and the Coupons and all amounts payable under the Trust Deed equally and rateably therewith to the satisfaction of the Trustee or providing such other security therefor which the Trustee in its absolute discretion shall deem not materially less beneficial to the Noteholders or as shall be approved by an Extraordinary Resolution (as defined in the Trust Deed) of the Noteholders.

"Obligation" means any present or future indebtedness evidenced by notes, bonds, debentures (as defined in Section 744 of the Companies Act 1985) or other securities which, except where it is the intention of the Issuer or the relevant Subsidiary that such securities will not be so quoted or traded, are, at the request or with the concurrence of the Issuer or such Subsidiary, quoted or traded for the time being on any stock exchange or other generally recognised market for securities, excluding any secured loan stock listed on the Official List denominated or payable in Sterling and initially distributed primarily to investors in the United Kingdom.

4. Interest

(a) Interest on Fixed Rate Notes

Each Fixed Rate Note bears interest on its nominal amount (or, if it is a Partly Paid Note, the amount paid up) from (and including) the Interest Commencement Date at the rate(s) per annum equal to the Rate(s) of Interest payable in arrear on the Interest Payment Date(s) in each year and on the Maturity Date if that does not fall on an Interest Payment Date.

Except as provided in the applicable Pricing Supplement, the amount of interest payable on each Interest Payment Date will amount to the Fixed Coupon Amount. Payments of interest on any Interest Payment Date in respect of the Fixed Interest Period ending on (but excluding) such date will, if so specified in the applicable Pricing Supplement, amount to the Broken Amount(s) so specified.

As used in these Terms and Conditions, "Fixed Interest Period" means the period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date.

If interest is required to be calculated for a period other than a Fixed Interest Period, such interest shall be calculated by applying the Rate of Interest to each Specified Denomination, multiplying such sum by the applicable Fixed Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention.

In these Terms and Conditions:

"Fixed Day Count Fraction" means:

(i) if "Actual/Actual (ISMA)" is specified in the applicable Pricing Supplement:

(a) in the case of Notes where the number of days in the relevant period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (the "Accrual Period") is equal to or shorter than the Determination Period during which the Accrual Period ends, the number of days in such Accrual Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Dates (as specified in the applicable Pricing Supplement) that would occur in one calendar year; or

(b) in the case of Notes where the Accrual Period is longer than the Determination Period during which the Accrual Period ends, the sum of:

(1) the number of days in such Accrual Period falling in the Determination Period in which the Accrual Period begins divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates (as specified in the applicable Pricing Supplement) that would occur in one calendar year; and

(2) the number of days in such Accrual Period falling in the next Determination Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates that would occur in one calendar year; and

(ii) if "30/360" is specified in the applicable Pricing Supplement, the number of days in the period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (such number of days being calculated on the basis of 12 30-day months) divided by 360;

"Determination Period" means the period from (and including) a Determination Date to (but excluding) the next Determination Date (including, where either the Interest Commencement Date or the final Interest Payment Date is not a Determination Date, the period commencing on the first Determination Date prior to, and ending on the first Determination Date falling after, such date); and

"sub-unit"means, with respect to any currency other than euro, the lowest amount of such currency that is available as legal tender in the country of such currency and, with respect to euro, means one cent.

(b) Interest on Floating Rate Notes and Index Linked Interest Notes

(i) Interest Payment Dates

Each Floating Rate Note and Index Linked Interest Note bears interest on its nominal amount (or, if it is a Partly Paid Note, the amount paid up) from (and including) the Interest Commencement Date and such interest will be payable in arrear on either:

(A) the Specified Interest Payment Date(s) in each year specified in the applicable Pricing Supplement; or

(B) if no Specified Interest Payment Date(s) is/are specified in the applicable Pricing Supplement, each date (each such date, together with each Specified Interest Payment Date, an "Interest Payment Date") which falls the number of months or other period specified as the Specified Period in the applicable Pricing Supplement after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

Such interest will be payable in respect of each Interest Period (which expression shall, in these Terms and Conditions, mean the period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date).

If a Business Day Convention is specified in the applicable Pricing Supplement and (x) if there is no numerically corresponding day on the calendar month in which an Interest Payment Date should occur or (y) if any Interest Payment Date would otherwise fall on a day which is not a Business Day, then, if the Business Day Convention specified is:

(1) in any case where Specified Periods are specified in accordance with Condition 4*(b)(i)*(B) above, the Floating Rate Convention, such Interest Payment Date (i) in the case of (x) above, shall be the last day that is a Business Day in the relevant month and the provisions of (B) below shall apply *mutatis mutandis* or (ii) in the case of (y) above, shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event (A) such Interest Payment Date shall be brought forward to the immediately preceding Business Day and (B) each subsequent Interest Payment Date shall be the last Business Day in the month which falls the Specified Period after the preceding Interest Payment Date occurred; or

(2) the Following Business Day Convention, such Interest Payment Date shall be postponed to the next day which is a Business Day; or

(3) the Modified Following Business Day Convention, such Interest Payment Date shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event such Interest Payment Date shall be brought forward to the immediately preceding Business Day; or

(4) the Preceding Business Day Convention, such Interest Payment Date shall be brought forward to the immediately preceding Business Day.

In this Condition, "Business Day" means a day which is both:

(A) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in London and any Additional Business Centre specified in the applicable Pricing Supplement; and

(B) either (1) in relation to any sum payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments in the principal financial centre of the country of the relevant Specified Currency (if other than London and any Additional Business Centre and which, if the Specified Currency is New Zealand dollars or Australian dollars, shall be Auckland and Sydney, respectively) or (2) in relation to any sum payable in euro, a day on which the TARGET System is open. In these Terms and Conditions, "TARGET System" means the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System.

(ii) Rate of Interest

The Rate of Interest payable from time to time in respect of Floating Rate Notes and Index Linked Interest Notes will be determined in the manner specified in the applicable Pricing Supplement.

(A) *ISDA Determination for Floating Rate Notes*

Where ISDA Determination is specified in the applicable Pricing Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will be the relevant ISDA Rate plus or minus (as indicated in the applicable Pricing Supplement) the Margin (if any). For the purposes of this sub-paragraph (A), "ISDA Rate" for an Interest Period means a rate equal to the Floating Rate that would be determined by the Agent under an interest rate swap transaction if the Agent were acting as Calculation Agent for that swap transaction under the terms of an agreement incorporating the 2000 ISDA Definitions, as amended and updated as at the Issue Date of the first Tranche of the Notes and as published by the International Swaps and Derivatives Association, Inc. (the "ISDA Definitions") and under which:

(1) the Floating Rate Option is as specified in the applicable Pricing Supplement;

(2) the Designated Maturity is a period specified in the applicable Pricing Supplement; and

(3) the relevant Reset Date is either (i) if the applicable Floating Rate Option is based on the London inter-bank offered rate ("LIBOR") or on the Euro-zone inter-bank offered rate ("EURIBOR") for a currency, the first day of that Interest Period or (ii) in any other case, as specified in the applicable Pricing Supplement.

For the purposes of this sub-paragraph (A), "Floating Rate", "Calculation Agent", "Floating Rate Option", "Designated Maturity" and "Reset Date" have the meanings given to those terms in the ISDA Definitions.

(B) *Screen Rate Determination for Floating Rate Notes*

Where Screen Rate Determination is specified in the applicable Pricing Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will, subject as provided below, be either:

(1) the offered quotation; or

(2) the arithmetic mean (rounded if necessary to the fifth decimal place, with 0.000005 being rounded upwards) of the offered quotations,

(expressed as a percentage rate per annum) for the Reference Rate which appears or appear, as the case may be, on the Relevant Screen Page as at 11.00 a.m. (London time, in the case of LIBOR, or Brussels time, in the case of EURIBOR) on the Interest Determination Date in question plus or minus (as indicated in the applicable Pricing Supplement) the Margin (if any), all as determined by the Agent. If five or more of such offered quotations are available on the Relevant Screen Page, the highest (or, if there is more than one such highest quotation, one only of such quotations) and the lowest (or, if there is more than one such lowest quotation, one only of such quotations) shall be disregarded by the Agent for the purpose of determining the arithmetic mean (rounded as provided above) of such offered quotations.

The Agency Agreement contains provisions for determining the Rate of Interest in the event that the Relevant Screen Page is not available or if, in the case of (1) above, no such quotation appears or, in the case of (2) above, fewer than three such offered quotations appear, in each case as at the time specified in the preceding paragraph.

If the Reference Rate from time to time in respect of Floating Rate Notes is specified in the applicable Pricing Supplement as being other than LIBOR or EURIBOR, the Rate of Interest in respect of such Notes will be determined as provided in the applicable Pricing Supplement.

(iii) Minimum and/or Maximum Interest Rate

If the applicable Pricing Supplement specifies a Minimum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph *(ii)* above is less than such Minimum Rate of Interest, the Rate of Interest for such Interest Period shall be such Minimum Rate of Interest.

If the applicable Pricing Supplement specifies a Maximum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (ii) above is greater than such Maximum Rate of Interest, the Rate of Interest for such Interest Period shall be such Maximum Rate of Interest.

(iv) Determination of Rate of Interest and calculation of Interest Amounts

The Agent, in the case of Floating Rate Notes, and the Calculation Agent, in the case of Index Linked Interest Notes, will at or as soon as practicable after each time at which the Rate of Interest is to be determined, determine the Rate of Interest for the relevant Interest Period. In the case of Index Linked Interest Notes, the Calculation Agent will notify the Agent of the Rate of Interest for the relevant Interest Period as soon as practicable after calculating the same.

The Agent will calculate the amount of interest (the "Interest Amount") payable on the Floating Rate Notes or Index Linked Interest Notes in respect of each Specified Denomination for the relevant Interest Period. Each Interest Amount shall be calculated by applying the Rate of Interest to each Specified Denomination, multiplying such sum by the applicable Floating Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention.

"Floating Day Count Fraction" means, in respect of the calculation of an amount of interest for any Interest Period in accordance with this Condition 4(b):

(i) if "Actual/365" or "Actual/Actual – ISDA" is specified in the applicable Pricing Supplement, the actual number of days in the Interest Period divided by 365 (or, if any portion of that Interest Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Interest Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Interest Period falling in a non-leap year divided by 365);

(ii) if "Actual/365 (Fixed)" is specified in the applicable Pricing Supplement, the actual number of days in the Interest Period divided by 365;

(iii) if "Actual/360" is specified in the applicable Pricing Supplement, the actual number of days in the Interest Period divided by 360;

(iv) if "30/360", "360/360" or "Bond Basis" is specified in the applicable Pricing Supplement, the number of days in the Interest Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless (a) the last day of the Interest Period is the 31st day of a month but the first day of the Interest Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month, or (b) the last day of the Interest Period is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month)); and

(v) if "30E/360" or "Eurobond Basis" is specified in the applicable Pricing Supplement, the number of days in the Interest Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months, without regard to the date of the first day or last day of the Interest Period unless, in the case of the final Interest Period, the Maturity Date is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month).

(v) Notification of Rate of Interest and Interest Amounts

The Agent will cause the Rate of Interest and each Interest Amount for each Interest Period and the relevant Interest Payment Date to be notified to the Issuer and any stock exchange on which the relevant Floating Rate Notes or Index Linked Interest Notes are for the time being listed and notice thereof to be published in accordance with Condition 13 as soon as possible after their determination but in no event later than the fourth London Business Day thereafter. Each Interest Amount and Interest Payment Date so notified may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without prior notice in the event of an extension or shortening of the Interest Period. Any such amendment will be promptly notified to each stock exchange on which the relevant Floating Rate Notes or Index Linked Interest Notes are for the time being listed and to the Noteholders in accordance with Condition 13. For the purposes of this paragraph, the expression "London Business Day" means a day (other than a Saturday or Sunday) on which banks and foreign exchange markets are open for general business in London.

(vi) Determination or Calculation by Trustee

If for any reason the Agent or, as the case may be, the Calculation Agent at any time after the Issue Date defaults in its obligation to determine the Rate of Interest or the Agent defaults in its obligation to calculate any Interest Amount in accordance with sub-paragraph *(ii)*(A) or (B) above or as otherwise specified in the applicable Pricing Supplement, as the case may be, and in each case in accordance with paragraph *(iv)* above, the Trustee shall determine the Rate of Interest at such rate as, in its absolute discretion (having such regard as it shall think fit to the foregoing provisions

of this Condition, but subject always to any Minimum Rate of Interest or Maximum Rate of Interest specified in the applicable Pricing Supplement), it shall deem fair and reasonable in all the circumstances or, as the case may be, the Trustee shall calculate the Interest Amount(s) in such manner as it shall deem fair and reasonable in all the circumstances and each such determination or calculation shall be deemed to have been made by the Agent (and, where practicable, in accordance with this Condition).

(vii) Certificates to be Final

All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained for the purposes of the provisions of this Condition 4(*b*), whether by the Agent or the Trustee or, if applicable, the Calculation Agent, shall (in the absence of wilful default, bad faith or manifest error) be binding on the Issuer, the Agent, the Trustee, the Calculation Agent (if applicable), the other Paying Agents and all Noteholders, Receiptholders and Couponholders and (in the absence as aforesaid) no liability to the Issuer, the Noteholders, the Receiptholders or the Couponholders shall attach to the Agent, the Trustee or the Calculation Agent (if applicable) in connection with the exercise or non-exercise by it of its powers, duties and discretions pursuant to such provisions.

(c) Dual Currency Interest Notes

In the case of Dual Currency Interest Notes, if the rate or amount of interest falls to be determined by reference to an exchange rate, the rate or amount of interest payable shall be determined in the manner specified in the applicable Pricing Supplement.

(d) Partly Paid Notes

In the case of Partly Paid Notes (other than Partly Paid Notes which are Zero Coupon Notes), interest will accrue as aforesaid on the paid-up nominal amount of such Notes and otherwise as specified in the applicable Pricing Supplement.

(e) Accrual of Interest

Each Note (or in the case of the redemption of part only of a Note, that part only of such Note) will cease to bear interest (if any) from the date for its redemption unless, upon due presentation thereof, payment of principal is improperly withheld or refused. In such event, interest will continue to accrue as provided in the Trust Deed.

5. Payments

(a) Method of Payment

Subject as provided below:

(i) payments in a Specified Currency other than euro will be made by transfer to an account in the relevant Specified Currency maintained by the payee with, or by a cheque in such Specified Currency drawn on, a bank in the principal financial centre of the country of such Specified Currency (which, if the Specified Currency is New Zealand dollars or Australian dollars, shall be Auckland and Sydney, respectively); and

(ii) payments in euro will be made by credit or transfer a euro account (or any other account to which euro may be credited or transferred) specified by the payee or by a euro cheque.

Payments will be subject in all cases to any fiscal or other laws and regulations applicable thereto in the place of payment, but without prejudice to the provisions of Condition 7. References to "Specified Currency" will include any successor currency under applicable law.

(b) Presentation of Notes, Receipts and Coupons

Payments of principal in respect of definitive Notes will (subject as provided below) be made in the manner provided in paragraph (*a*) above only against surrender of definitive Notes, and payments of interest in respect of definitive Notes will (subject as provided below) be made as aforesaid only against surrender of Coupons, in each case at the specified office of any Paying Agent outside the United States (which expression, as used herein, means the United States of America (including the States and the District of Columbia, its territories, its possessions and other areas subject to its jurisdiction)).

Payments of instalments of principal (if any), other than the final instalment, will (subject as provided below) be made in the manner provided in paragraph (*a*) above against surrender of the relevant Receipt. Payment of the final instalment will be made in the manner provided in paragraph (*a*) above only against surrender of the relevant Note. Each Receipt must be presented for payment of the

relevant instalment together with the definitive Note to which it appertains. Receipts presented without the definitive Note to which they appertain do not constitute valid obligations of the Issuer. Upon the date on which any definitive Note becomes due and repayable, unmatured Receipts (if any) relating thereto (whether or not attached) shall become void and no payment shall be made in respect thereof.

Fixed Rate Notes in definitive form (other than Dual Currency Notes or Index Linked Notes) should be presented for payment together with all unmatured Coupons appertaining thereto (which expression shall for this purpose include Coupons falling to be issued on exchange of matured Talons), failing which the amount of any missing unmatured Coupon (or, in the case of payment not being made in full, the same proportion of the amount of such missing unmatured Coupon as the sum so paid bears to the sum due) will be deducted from the sum due for payment. Each amount of principal so deducted will be paid in the manner mentioned above against surrender of the relative missing Coupon at any time before the expiry of 10 years after the Relevant Date (as defined in Condition 7) in respect of such principal (whether or not such Coupon would otherwise have become void under Condition 8) or, if later, five years from the date on which such Coupon would otherwise have become due, but in no event thereafter.

Upon any Fixed Rate Note becoming due and repayable prior to its Maturity Date, all unmatured Talons (if any) appertaining thereto will become void and no further Coupons will be issued in respect thereof.

Upon the date on which any Floating Rate Note, Dual Currency Note or Index Linked Note in definitive form becomes due and repayable, unmatured Coupons and Talons (if any) relating thereto (whether or not attached) shall become void and no payment or, as the case may be, exchange for further Coupons shall be made in respect thereof.

If the due date for redemption of any definitive Note is not an Interest Payment Date, interest (if any) accrued in respect of such Note from (and including) the preceding Interest Payment Date or, as the case may be, the Interest Commencement Date shall be payable only against surrender of the relevant definitive Note.

Payments of principal and interest (if any) in respect of Notes represented by any global Note will (subject as provided below) be made in the manner specified above in relation to definitive Notes and otherwise in the manner specified in the relevant global Note against presentation or surrender, as the case may be, of such global Note at the specified office of any Paying Agent. A record of each payment made against presentation or surrender of such global Note, distinguishing between any payment of principal and any payment of interest, will be made on such global Note by such Paying Agent and such record shall be *prima facie* evidence that the payment in question has been made.

The holder of a global Note shall be the only person entitled to receive payments in respect of Notes represented by such global Note and the Issuer will be discharged by payment to, or to the order of, the holder of such global Note in respect of each amount so paid. Each of the persons shown in the records of Clearstream, Luxembourg or Euroclear as the beneficial holder of a particular nominal amount of Notes represented by such global Note must look solely to Clearstream, Luxembourg or Euroclear, as the case may be, for his share of each payment so made by the Issuer to, or to the order of, the holder of such global Note.

Notwithstanding the foregoing, if any amount of principal and/or interest in respect of this Note is payable in U.S. dollars, such U.S. dollar payments of principal and/or interest in respect of this Note will be made at the specified office of a Paying Agent in the United States if:

(i) the Issuer has appointed Paying Agents with specified offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment in U.S. dollars at such specified offices outside the United States of the full amount of principal and interest on the Notes in the manner provided above when due;

(ii) payment of the full amount of such principal and interest at all such specified offices outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions on the full payment or receipt of principal and interest in U.S. dollars; and

(iii) such payment is then permitted under United States law without involving, in the opinion of the Issuer, adverse tax consequences to the Issuer.

(c) Payment Day

If the date for payment of any amount in respect of any Note, Receipt or Coupon is not a Payment Day, the holder thereof shall not be entitled to payment until the next following Payment Day in the relevant place and shall not be entitled to further interest or other payment in respect of such delay. For these purposes, "Payment Day" means any day which (subject to Condition 8) is:

(i) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in:

(A) the relevant place of presentation;

(B) London; and

(C) any Additional Financial Centre specified in the applicable Pricing Supplement; and

(ii) either (1) in relation to any sum payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments in the principal financial centre of the country of the relevant Specified Currency (if other than the place of presentation, London and any Additional Business Centre and which, if the Specified Currency is New Zealand dollars or Australian dollars, shall be Auckland and Sydney, respectively) or (2) in relation to any sum payable in euro a day on which the TARGET system is open.

(d) Interpretation of Principal and Interest

Any reference in these Terms and Conditions to principal in respect of the Notes shall be deemed to include, as applicable:

(i) any additional amounts which may be payable with respect to principal under Condition 7 or pursuant to any undertaking given in addition thereto or in substitution therefor pursuant to the Trust Deed;

(ii) the Final Redemption Amount of the Notes;

(iii) the Early Redemption Amount of the Notes;

(iv) the Optional Redemption Amount(s) (if any) of the Notes;

(v) in relation to Notes redeemable in instalments, the Instalment Amounts;

(vi) in relation to Zero Coupon Notes, the Amortised Face Amount (as defined in Condition 6*(e)(iii)*); and

(vii) any premium and any other amounts (other than interest) which may be payable by the Issuer under or in respect of the Notes.

Any reference in these Terms and Conditions to interest in respect of the Notes shall be deemed to include, as applicable, any additional amounts which may be payable with respect to interest under Condition 7 or pursuant to any undertakings given in addition thereto or in substitution therefor pursuant to the Trust Deed.

6. Redemption and Purchase

(a) At Maturity

Unless previously redeemed or purchased and surrendered for cancellation as specified below, each Note (including each Index Linked Redemption Note and Dual Currency Redemption Note) will be redeemed by the Issuer at its Final Redemption Amount specified in, or determined in the manner specified in, the applicable Pricing Supplement in the relevant Specified Currency on the Maturity Date.

(b) Redemption for Tax Reasons

The Notes may be redeemed at the option of the Issuer in whole, but not in part, at any time (if this Note is neither a Floating Rate Note nor an Index Linked Interest Note) or on any Interest Payment Date (if this Note is either a Floating Rate Note or an Index Linked Interest Note), on giving not less than 30 nor more than 60 days' notice to the Trustee and, in accordance with Condition 13, the Noteholders (which notice shall be irrevocable), if the Issuer satisfies the Trustee immediately before the giving of the aforementioned notice that:

(i) on the occasion of the next payment due under the Notes, the Issuer has or will become obliged to pay additional amounts as provided or referred to in Condition 7 as a result of any change in, or amendment to, the laws or regulations of the United Kingdom or any political subdivision or any authority thereof or therein having power to tax, or any change in the application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after the Issue Date of the first Tranche of the Notes; and

(ii) such obligation cannot be avoided by the Issuer taking reasonable measures available to it,

provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Issuer would be obliged to pay such additional amounts were a payment in respect of the Notes then due.

Prior to the publication of any notice of redemption pursuant to this Condition, the Issuer shall deliver to the Trustee a certificate signed by two Directors of the Issuer stating that the Issuer is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Issuer so to redeem have occurred, and an opinion of independent legal advisers of recognised standing to the effect that the Issuer has or will become obliged to pay such additional amounts as a result of such change or amendment, and the Trustee shall be entitled to accept the certificate as sufficient evidence of the satisfaction of the conditions precedent set out above, in which event it shall be conclusive and binding on the Noteholders, the Receiptholders and the Couponholders.

Notes redeemed pursuant to this Condition 6(*b*) will be redeemed at their Early Redemption Amount referred to in paragraph (*e*) below together (if appropriate) with interest accrued to (but excluding) the date of redemption.

(c) Redemption at the Option of the Issuer (Issuer Call)

If Issuer Call is specified in the applicable Pricing Supplement, the Issuer shall, having given:

(i) not less than 15 nor more than 30 days' notice to the Noteholders in accordance with Condition 13; and

(ii) not less than 15 days before the giving of the notice referred to in (i), notice to the Trustee;

(which notices shall be irrevocable), redeem all or some only of the Notes then outstanding on any Optional Redemption Date and at the Optional Redemption Amount(s) specified in, or determined in the manner specified in, the applicable Pricing Supplement together, if appropriate, with interest accrued to (but excluding) the relevant Optional Redemption Date. Any such redemption must be of a nominal amount not less than the Minimum Redemption Amount or not more than the Higher Redemption Amount, in each case as may be specified in the applicable Pricing Supplement. In the case of a partial redemption of Notes, the Notes to be redeemed ("Redeemed Notes") will be selected individually by lot, in the case of Redeemed Notes represented by definitive Notes, and in accordance with the rules of Clearstream, Luxembourg and/or Euroclear, in the case of Redeemed Notes represented by a global Note, not more than 30 days prior to the date fixed for redemption (such date of selection being hereinafter called the "Selection Date"). In the case of Redeemed Notes represented by definitive Notes, a list of the serial numbers of such Redeemed Notes will be published in accordance with Condition 13 not less than 15 days prior to the date fixed for redemption. The aggregate nominal amount of Redeemed Notes represented by definitive Notes shall bear the same proportion to the aggregate nominal amount of all Redeemed Notes as the aggregate nominal amount of definitive Notes outstanding bears to the aggregate nominal amount of the Notes outstanding, in each case on the Selection Date, provided that such first mentioned nominal amount shall, if necessary, be rounded downwards to the nearest integral multiple of the Specified Denomination, and the aggregate nominal amount of Redeemed Notes represented by a global Note shall be equal to the balance of the Redeemed Notes. No exchange of the relevant global Note will be permitted during the period from and including the Selection Date to and including the date fixed for redemption pursuant to this paragraph (c) and notice to that effect shall be given by the Issuer to the Noteholders in accordance with Condition 13 at least 5 days prior to the Selection Date.

(d) Redemption at the Option of the Noteholders (Investor Put)

If Investor Put is specified in the applicable Pricing Supplement, upon the holder of any Note giving to the Issuer in accordance with Condition 13 not less than 15 nor more than 30 days' notice (which notice shall be irrevocable) the Issuer will, upon the expiry of such notice, redeem, subject to, and in accordance with, the terms specified in the applicable Pricing Supplement, in whole (but not in part), such Note on the Optional Redemption Date and at the Optional Redemption Amount together, if appropriate, with interest accrued to (but excluding) the Optional Redemption Date.

If this Note is in definitive form, to exercise the right to require redemption of this Note the holder of this Note must deliver, at the specified office of any Paying Agent at any time during normal business hours of such Paying Agent falling within the notice period, a duly completed and signed notice of exercise in the form (for the time being current) obtainable from any specified office of any Paying Agent (a "Put Notice") and in which the holder must specify a bank account (or, if payment is by cheque, an address) to which payment is to be made under this Condition accompanied by this Note or evidence satisfactory to the Paying Agent concerned that this Note will, following delivery of the Put Notice, be held to its order or under its control. If this Note is represented by a global Note or is in definitive form and held through Euroclear or Clearstream, Luxembourg, to exercise the right to require redemption of this Note the holder of this Note must, within the notice period, give notice to the Agent of such exercise in accordance with the standard procedures of Euroclear and Clearstream, Luxembourg (which may include notice being given on his instruction by Euroclear or Clearstream, Luxembourg or

any common depositary for them to the Agent by electronic means) in a form acceptable to Euroclear and Clearstream, Luxembourg from time to time and, if this Note is represented by a global Note, at the same time present or procure the presentation of the relevant global Note to the Agent for notation accordingly.

Any Put Notice given by a holder of any Note pursuant to this paragraph shall be irrevocable unless the Issuer otherwise agrees.

(e) Early Redemption Amounts

For the purpose of paragraph (*b*) above and Condition 9, the Notes will be redeemed at the Early Redemption Amount calculated as follows:

(i) in the case of Notes with a Final Redemption Amount equal to the Issue Price, at the Final Redemption Amount thereof;

(ii) in the case of Notes (other than Zero Coupon Notes but including Instalment Notes and Partly Paid Notes) with a Final Redemption Amount which is or may be less or greater than the Issue Price or which is payable in a Specified Currency other than that in which the Notes are denominated, at the amount specified in, or determined in the manner specified in, the applicable Pricing Supplement or, if no such amount or manner is so specified in the applicable Pricing Supplement, at their nominal amount; or

(iii) in the case of Zero Coupon Notes, at an amount (the "Amortised Face Amount") calculated in accordance with the following formula:

Early Redemption Amount = $RP \times (1 + AY)^{Y}$

"RP" means the Reference Price;

"AY" means the Accrual Yield expressed as a decimal; and

"Y" is a fraction the numerator of which is equal to the number of days (calculated on the basis of a 360-day year consisting of 12 months of 30 days each in the case of any currency other than Sterling and euro and on the basis of a year of 365 days, or 366 days in the case of a leap year, in the case of Sterling and euro from (and including) the Issue Date of the first Tranche of the Notes to (but excluding) the date fixed for redemption or (as the case may be) the date upon which such Note becomes due and repayable and the denominator of which is 360 in the case of any currency other than Sterling and euro and 365, or 366 in the case of a leap year, in the case of Sterling and euro, or on such other basis as may be specified in the applicable Pricing Supplement.

(f) Instalments

Instalment Notes will be redeemed in the Instalment Amounts and on the Instalment Dates. In the case of early redemption, the Early Redemption Amount will be determined pursuant to paragraph (*e*) above.

(g) Partly Paid Notes

Partly Paid Notes will be redeemed, whether at maturity, early redemption or otherwise, in accordance with the provisions of this Condition and the applicable Pricing Supplement.

(h) Purchases

The Issuer or any of its Subsidiaries may at any time purchase Notes (provided that, in the case of definitive Notes, all unmatured Receipts, Coupons and Talons appertaining thereto are purchased therewith) at any price in the open market or otherwise. Such Notes may be held, reissued, resold or, at the option of the Issuer, surrendered to any Paying Agent for cancellation.

(i) Cancellation

All Notes which are redeemed will forthwith be cancelled (together with all unmatured Receipts, Coupons and Talons attached thereto or surrendered therewith at the time of redemption). All Notes so cancelled and Notes purchased and surrendered for cancellation pursuant to paragraph (*h*) above (together with all unmatured Receipts, Coupons and Talons cancelled therewith) shall be forwarded to the Agent and cannot be reissued or resold.

(j) Late payment on Zero Coupon Notes

If the amount payable in respect of any Zero Coupon Note upon redemption of such Zero Coupon Note pursuant to paragraph (*a*), (*b*), (*c*) or (*d*) above or upon its becoming due and repayable as provided in

Condition 9 is improperly withheld or refused, the amount due and repayable in respect of such Zero Coupon Note shall be the amount calculated as provided in paragraph (e)(*iii*) above as though the references therein to the date fixed for the redemption or the date upon which such Zero Coupon Note becomes due and repayable were replaced by references to the date which is the earlier of:

(i) the date on which all amounts due in respect of such Zero Coupon Note have been paid; and

(ii) five days after the date on which the full amount of the moneys payable has been received by the Agent or the Trustee and notice to that effect has been given to the Noteholders in accordance with Condition 13.

7. Taxation

All payments of principal and interest in respect of the Notes, Receipts and Coupons by or on behalf of the Issuer will be made without withholding or deduction for or on account of any present or future taxes or duties of whatever nature imposed or levied by or on behalf of the United Kingdom or any authority thereof or therein having power to tax unless such withholding or deduction is required by law. In such event, the Issuer will pay such additional amounts as shall be necessary in order that the net amounts received by the holders of the Notes, Receipts or Coupons after such withholding or deduction shall equal the respective amounts of principal and interest which would otherwise have been receivable in respect of the Notes, Receipts or Coupons, as the case may be, in the absence of such withholding or deduction; except that no such additional amount shall be payable with respect to any Note, Receipt or Coupon:

(i) presented for payment by or on behalf of a Noteholder, Receiptholder or Couponholder who is liable for such taxes or duties in respect of such Note, Receipt or Coupon by reason of his having some connection with the United Kingdom other than the mere holding of such Note, Receipt or Coupon; or

(ii) presented for payment more than 30 days after the Relevant Date (as defined below) except to the extent that the holder thereof would have been entitled to such additional amount on presenting the same for payment on such thirtieth day; or

(iii) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26th-27th November, 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(iv) presented for payment by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting the relevant Note, Receipt or Coupon to another Paying Agent in a Member State of the European Union.

As used herein, the "Relevant Date" means the date on which such payment first becomes due, except that, if the full amount of the moneys payable has not been duly received by the Agent or the Trustee on or prior to such due date, it means the date on which, the full amount of such moneys having been so received, notice to that effect is duly given to the Noteholders in accordance with Condition 13.

8. Prescription

The Notes, Receipts and Coupons will become void unless presented for payment within a period of 10 years (in the case of principal) and five years (in the case of interest) after the Relevant Date (as defined in Condition 7) therefor.

There shall not be included in any Coupon sheet issued on exchange of a Talon any Coupon the claim for payment in respect of which would be void pursuant to this Condition or Condition 5(*b*) or any Talon which would be void pursuant to Condition 5(*b*).

9. Events of Default

The Trustee at its discretion may, and if so requested in writing by the holders of at least one-fifth in nominal amount of the Notes then outstanding or if so directed by an Extraordinary Resolution of the Noteholders shall, (but, in the case of the happening of any of the events mentioned in sub-paragraphs (*ii*) to (*viii*) inclusive below (other than the winding-up of, or the appointment of an administrative or other receiver of the whole or any part of the undertaking or assets of, the Issuer), only if the Trustee shall have certified in writing that such event is, in its opinion, materially prejudicial to the interests of the Noteholders), give notice to the Issuer that the Notes are, and they shall accordingly thereby forthwith become, immediately due and payable at the Early Redemption Amount (as defined in Condition 6(*e*)), together with accrued interest as provided in the Trust Deed, if any of the following events shall occur and be continuing:

(i) if default is made for a period of seven days or more in the payment of any principal in respect of the Notes or any of them or for a period of 14 days or more in the payment of any interest in respect of the Notes or any of them; or

(ii) if an order is made or an effective resolution passed for winding-up the Issuer or any Material Subsidiary (as defined below) (except, in the case of a Material Subsidiary, a winding-up for the purpose of a reconstruction or amalgamation, the terms of which have previously been approved in writing by the Trustee, or a voluntary solvent winding-up in connection with the transfer of all or the major part of the business, undertaking and assets of such Material Subsidiary to the Issuer or a Subsidiary); or

(iii) if the Issuer or any Material Subsidiary stops or threatens to stop payment generally or ceases or threatens to cease to carry on its business or a substantial part of its business (except, in the case of a Material Subsidiary, a cessation or threatened cessation for the purpose of a reconstruction or amalgamation the terms of which have previously been approved in writing by the Trustee, or in connection with the transfer of all or the major part of the business, undertaking and assets of such Material Subsidiary to the Issuer or a Subsidiary); or

(iv) if an encumbrancer takes possession or an administrative or other receiver is appointed of the whole or any material part of the undertaking or assets of the Issuer or any Material Subsidiary or if a distress, execution or any similar proceeding is levied or enforced upon or sued out against any of the chattels or property of the Issuer or any Material Subsidiary and is not discharged within 21 days; or

(v) if the Issuer or any Material Subsidiary is deemed unable to pay its debts within the meaning of Section 123(1)(*b*), (*c*) or (*d*) of the Insolvency Act I986, or the Issuer or any Material Subsidiary becomes unable to pay its debts as they fall due or the value of its assets falls to less than the amount of its liabilities (taking into account for both these purposes its contingent and prospective liabilities) or the Issuer or any Material Subsidiary otherwise becomes insolvent, or the Issuer or any Material Subsidiary suspends making payments (whether of principal or interest) with the respect to all or any class of its debts or announces an intention to do so or if an administration order in relation to the Issuer or any Material Subsidiary is made; or

(vi) if any kind of composition, scheme of arrangement, compromise or other similar arrangement involving the Issuer or any Material Subsidiary and the creditors of any of them generally (or any class of such creditors) is entered into or made; or

(vii) if any indebtedness for Moneys Borrowed (as defined below) having an aggregate outstanding principal amount of at least £5,000,000 (or its equivalent in any other currency or currencies at the date declared due) of the Issuer or any Material Subsidiary shall be or be declared due and payable prior to the date on which the same would otherwise become due and payable by reason of the occurrence of an event of default (howsoever described) in relation thereto or the Issuer or any Material Subsidiary defaults in the repayment of any indebtedness for Moneys Borrowed having an aggregate outstanding principal amount of at least £5,000,000 (or its equivalent in any other currency or currencies at the date of maturity) at the maturity thereof or at the expiry of any applicable grace period or any guarantee of any such indebtedness given by the Issuer or any Material Subsidiary shall not be paid when due and called upon save in any such case where there is a *bona fide* dispute as to whether payment or repayment is due; or

(viii) if default is made by the Issuer in the performance or observance of any obligation, condition or provision binding on it under the Notes or the Trust Deed (other than any obligation for the payment of any principal or interest in respect of the Notes) and, except where, in the opinion of the Trustee, such default is not capable of remedy (in which case the Notes will become due and repayable subject to, and immediately upon, the Trustee certifying and giving notice as aforesaid), such default continues for 30 days after written notice thereof by the Trustee to the Issuer requiring the same to be remedied.

"Material Subsidiary" means (a) a Subsidiary of the Issuer whose profits before tax and extraordinary items or whose net assets (in each case attributable to the Issuer) calculated by reference to any of its latest three years' audited accounts represent ten per cent. or more of the consolidated profits before tax and extraordinary items or net assets (in each case attributable to the Issuer), as the case may be, of the Issuer and its Subsidiaries similarly calculated, all as more particularly defined in the Trust Deed, and (b) in addition, for the purposes of sub-paragraph (vii) above, a Subsidiary which has outstanding any notes, bonds or other like securities of which the Trustee is trustee. A report by the Auditors that in their opinion a Subsidiary is or is not or was or was not at any particular time a Material Subsidiary shall, in the absence of manifest error, be conclusive and binding on all parties.

"Moneys Borrowed" means (a) borrowed moneys, and (b) liabilities under any note, bond, bill, debenture, loan stock or other security in each case issued for cash or in respect of acceptance credit

facilities or as consideration for assets or services but excluding such liabilities incurred in relation to the acquisition of goods or services in the ordinary course of trading.

At any time after the Notes become due and repayable and have not been repaid, the Trustee may at its discretion and without further notice take such proceedings against the Issuer as it may think fit to enforce the obligations of the Issuer under the Trust Deed and the Notes and the relative Receipts and Coupons, but it shall not be bound to take any such proceedings or any other action unless (i) it shall have been so directed by an Extraordinary Resolution of the holders of the Notes or so requested in writing by holders of at least one-fifth in nominal amount of the Notes then outstanding and (ii) it shall have been indemnified to its satisfaction. No holder of a Note, or of a Receipt or Coupon appertaining thereto, shall be entitled to proceed directly against the Issuer unless the Trustee, having become bound so to do, fails to do so within a reasonable period and such failure is continuing.

10. Replacement of Notes, Receipts, Coupons and Talons

Should any Note, Receipt, Coupon or Talon be lost, stolen, mutilated, defaced or destroyed, it may be replaced at the specified office of the Agent, or any other place approved by the Trustee of which notice shall have been published in accordance with Condition 13, upon payment by the claimant of such costs and expenses as may be incurred in connection therewith and on such terms as to evidence and indemnity as the Issuer may reasonably require. Mutilated or defaced Notes, Receipts, Coupons or Talons must be surrendered before replacements will be issued.

11. Agent and Paying Agents

The names of the initial Agent in respect of the Notes and the other initial Paying Agents in respect of the Notes and their initial specified offices are set out below.

The Issuer is, with the prior written approval of the Trustee, entitled to vary or terminate the appointment of any Paying Agent and/or appoint additional or other Paying Agents and/or approve any change in the specified office through which any Paying Agent acts, provided that:

(i) so long as the Notes are listed on any stock exchange, there will at all times be a Paying Agent with a specified office in such place as may be required by the rules and regulations of the relevant stock exchange or any other relevant authority;

(ii) if any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26-27th November, 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive is introduced and if there is then a Member State of the European Union other than the United Kingdom in which a Paying Agent may make payments in respect of outstanding Notes without being obliged to withhold or deduct tax pursuant to any such Directive, the Issuer will ensure that it maintains a Paying Agent in such a Member State for so long as such a Paying Agent will not be so obliged and there are outstanding Notes; and

(iii) there will at all times be an Agent.

In addition, the Issuer shall forthwith appoint a Paying Agent having a specified office in New York City in the circumstances described in the final paragraph of Condition 5(*b*). Any variation, termination, appointment or change shall only take effect (other than in the case of insolvency, when it shall be of immediate effect) if not less than 30 nor more than 45 days' prior notice thereof shall have been given to the Noteholders in accordance with Condition 13.

12. Exchange of Talons

On and after the Interest Payment Date on which the final Coupon comprised in any Coupon sheet matures, the Talon (if any) forming part of such Coupon sheet may be surrendered at the specified office of the Agent or any other Paying Agent in exchange for a further Coupon sheet including (if such further Coupon sheet does not include Coupons to (and including) the final date for the payment of interest due in respect of the Note to which it appertains) a further Talon, subject to the provisions of Condition 8.

13. Notices

All notices regarding the Notes will be valid if published (i) in a leading English language daily newspaper of general circulation in London. It is expected that such publication will be made in the *Financial Times* or any other daily newspaper in London approved by the Trustee or, if this is not possible, in another English language daily newspaper approved by the Trustee with general circulation in Europe. The Issuer shall also ensure that notices are duly published in a manner which complies with the rules and regulations of any other stock exchange or other relevant authority on which the Notes are for the time

being listed. Any such notice will be deemed to have been given on the date of the first publication or, where required to be published in more than one newspaper, on the first date on which publication has been made in all the required newspapers.

Until such time as any definitive Notes are issued, there may (provided that, in the case of Notes listed on a stock exchange or other relevant authority, such stock exchange or other relevant authority permits), so long as the global Note(s) is or are held in its/their entirety on behalf of Clearstream, Luxembourg and Euroclear, be substituted for such publication in such newspaper(s) the delivery of the relevant notice to Clearstream, Luxembourg and Euroclear for communication by them to the holders of the Notes. Any such notice shall be deemed to have been given to the holders of the Notes on the seventh day after the day on which the said notice was given to Clearstream, Luxembourg and Euroclear.

Notices to be given by any holder of the Notes shall be in writing and given by lodging the same, together with the relative Note or Notes, with the Agent. Whilst any of the Notes are represented by a global Note, such notice may be given by any holder of a Note to the Agent via Clearstream, Luxembourg and/or Euroclear, as the case may be, in such manner as the Agent and Clearstream, Luxembourg and/or Euroclear, as the case may be, may approve for this purpose.

14. Meetings of Noteholders, Modification and Waiver

The Trust Deed contains provisions for convening meetings of the Noteholders to consider any matter affecting their interests, including the sanctioning by Extraordinary Resolution of a modification of any of these Terms and Conditions, the Notes, the Receipts, the Coupons or certain provisions of the Trust Deed. Such a meeting may be convened by the Issuer or the Trustee or by Noteholders holding not less than 10 per cent. in nominal amount of the Notes for the time being remaining outstanding. The quorum at any such meeting for passing an Extraordinary Resolution will be two or more persons holding or representing a clear majority in nominal amount of the Notes for the time being outstanding, or at any adjourned meeting two or more persons being or representing Noteholders whatever the nominal amount of the Notes so held or represented, except that at any meeting the business of which includes the modification of certain provisions of these Terms and Conditions, the Notes, Receipts or Coupons (including modifying the date of maturity of the Notes or any date for payment of interest thereon, reducing or cancelling the amount of principal or the rate of interest payable in respect of the Notes or altering the currency of payment of the Notes, Receipts or Coupons) or certain of the provisions of the Trust Deed, the necessary quorum for passing an Extraordinary Resolution will be two or more persons holding or representing not less than three-quarters, or at any adjourned such meeting not less than a clear majority, in nominal amount of the Notes for the time being outstanding. An Extraordinary Resolution passed at any meeting of the Noteholders shall be binding on all the Noteholders, whether or not they are present at the meeting, and on all Receiptholders and Couponholders.

The Trust Deed provides that the Trustee may agree, without the consent of the Noteholders, Receiptholders or Couponholders, to any modification (subject to certain exceptions as provided in the Trust Deed) of, or to any waiver or authorisation of any breach or proposed breach of, any of these Terms and Conditions or any of the provisions of the Trust Deed, or may determine that any condition, event or act which, but for such determination, would constitute an Event of Default, shall not be treated as such which in any such case, in the opinion of the Trustee, is not materially prejudicial to the interests of the Noteholders or to any modification of any of these Terms and Conditions, the Notes, the Receipts, the Coupons or any of the provisions of the Trust Deed which is of a formal, minor or technical nature or which is made to correct a manifest error. Any such modification, waiver, authorisation or determination shall be binding on the Noteholders, Receiptholders and Couponholders and, unless the Trustee agrees otherwise, any such modification shall be notified to the Noteholders as soon as practicable thereafter in accordance with Condition 13.

In connection with the exercise by it of any of its trusts, powers, authorities or discretions (including, but without limitation, any modification, waiver, authorisation or substitution), the Trustee shall have regard to the interests of the Noteholders as a class and, in particular, but without limitation, shall not have regard to the consequences of such exercise for individual Noteholders, Receiptholders or Couponholders resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory and the Trustee shall not be entitled to require, nor shall any Noteholder, Receiptholder or Couponholder be entitled to claim, from the Issuer or any other person any indemnification or payment in respect of any tax consequence of any such exercise upon individual Noteholders, Receiptholders or Couponholders except to the extent already provided for in Condition 7 and/or any undertaking given in addition to, or in substitution for, Condition 7 pursuant to the Trust Deed.

15. Further Issues

The Issuer shall be at liberty from time to time without the consent of the Noteholders, Receiptholders or Couponholders to create and issue further notes having terms and conditions the same as the Notes or the same in all respects save for the amount and date of the first payment of interest thereon and so that the same shall be consolidated and form a single Series with the outstanding Notes.

16. Substitution

The Trustee may, without the consent of the Noteholders, the Receiptholders or the Couponholders, agree with the Issuer to the substitution of any Subsidiary of the Issuer in place of the Issuer (or of any previous substitute under this provision) as the principal debtor under the Notes, the Receipts, the Coupons and the Trust Deed, subject to the Trustee being satisfied that the interests of the Noteholders will not be materially prejudiced thereby and certain other conditions set out in the Trust Deed being complied with (including the Issuer unconditionally and irrevocably guaranteeing that Subsidiary's obligations in respect of the Notes, the Receipts and the Coupons).

17. Indemnification

The Trust Deed contains provisions for the indemnification of the Trustee and for its relief from responsibility in certain circumstances including provisions relieving it from instituting proceedings to enforce repayment unless indemnified to its satisfaction.

18. Governing law

The Trust Deed, the Agency Agreement, the Notes, the Receipts, the Coupons and the Talons are governed by, and shall be construed in accordance with, English law.

19. Contracts (Rights of Third Parties) Act 1999

No rights are conferred on any person under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Note, but this does not affect any right or remedy of any person which exists or is available apart from that Act.

USE OF PROCEEDS

The net proceeds from each issue of Notes will be applied by the Issuer for its general corporate purposes.

TESCO PLC

DESCRIPTION OF THE ISSUER

Introduction

The Issuer and its consolidated subsidiaries (the "Group") is the leading food retailer in the United Kingdom and the Republic of Ireland. The Group also has operations in Central Europe and Asia. Over the past five years the Group has expanded its traditional supermarket base in the United Kingdom into nine overseas markets and also into non-food, personal finance and internet shopping. The Issuer is the overall holding company of the Group.

The market capitalisation of the Issuer on the London Stock Exchange at the close of business on 23rd February, 2002 was £17.73 billion ranking it, as at that date, the largest quoted food retailer in the United Kingdom and one of Europe's 100 largest companies in terms of market capitalisation.

As at 23rd February, 2002, the Group operated 979 stores giving a total sales area of 32.5 million sq. ft. (including 729 stores with a total sales area of approximately 18.8 million sq. ft. in the United Kingdom).

For the financial year ended 23rd February, 2002, Group sales were £25.65 billion, an increase of 12.7 per cent. over the previous year, and underlying profit before taxation was £1,221 million, an increase of 14.1 per cent. over the previous year.

United Kingdom Core Business

In the financial year ended 23rd February, 2002, total sales in the United Kingdom were £21,685 million, an increase of 9.1 per cent. over the previous year.

As at 23rd February, 2002, the Group operated 729 stores in the United Kingdom. These range in formats from the Tesco Express petrol forecourt/convenience store through to the Tesco Extra Hypermarket (over 60,000 sq. ft.). During the financial year ended 23rd February, 2002, 55 new stores were opened.

As at 23rd February, 2002, Tesco Personal Finance, a joint venture formed in 1997 with The Royal Bank of Scotland to offer personal financial services to customers, had over 2.5 million customer accounts on a wide range of products including over one million credit card holders. During the year ended 23rd February, 2002, the Group's share of profit from Tesco Personal Finance was approximately £20 million.

Tesco.com is the largest grocery e-tailer in the world, with over 85,000 weekly orders and sales during the year ended 23rd February, 2002 of £356 million.

International Business

As at 23rd February, 2002, the Group's international business represented 42 per cent. of the Group's selling space and comprised 250 stores with a total sales area of 13.7 million sq. ft.

In the financial year ended 23rd February, 2002, the Group's total sales in Europe (excluding the United Kingdom) were £2,475 million, an increase of 25.6 per cent. over the previous year, and contributed an operating profit of £90 million.

As at 23rd February, 2002, the Group had 76 stores in the Republic of Ireland, 48 stores in Hungary, 46 stores in Poland, 15 stores in the Czech Republic and 13 stores in the Slovak Republic.

During the financial year ended the 23rd February, 2002, the Group's Asian business had sales of £1,494 million, up 62.6 per cent. on the previous year.

As at 23rd February 2002, the Group's Asian business comprised 35 stores in Thailand, 14 stores in South Korea and 3 stores in Taiwan.

During 2002/3 a further 48 stores are planned to be opened overseas, as part of the Group's target to have 45 per cent. of total selling space outside the United Kingdom. Planned new store openings include 16 stores in Thailand, 9 stores in South Korea, 1 store in Taiwan, 6 stores in Hungary, 4 stores in Poland, 4 stores in the Slovak Republic, 3 stores in the Czech Republic, 1 store in the Republic of Ireland and 4 stores in Malaysia.

The Group is currently researching both China and Japan.

On 4th July, 2002 the Group agreed to acquire the Polish stores business of the German owned HIT group comprising 13 hypermarkets, 2 stores under construction and a number of sites for development in Poland for a consideration plus assumed debt representing less than 2.5 per cent. of the Issuer's market capitalisation as at 3rd July, 2002.

Capital Expenditure

During the financial year ended 23rd February, 2002, Group capital expenditure was £2,027 million (compared to £1,944 million in the financial year ended 24th February, 2001).

United Kingdom capital expenditure amounted to £1,276 million, including £498 million on new stores, £219 million for lease buybacks and freehold purchases and £270 million on extensions and refits.

Total international capital expenditure was £751 million, including £426 million in Asia.

In the current financial year, Group capital expenditure is forecast to be approximately £2 billion.

Financial Information

Further information on the Issuer is contained in its latest Financial Statements, copies of which are available on request from the Issuer.

Board of Directors of the Issuer

The current directors of the Issuer, as at 10th July, 2002, and their functions and principal activities outside the Issuer, where these are significant with respect to the Group, are as follows:

J. A. Gardiner	*Non-Executive Chairman* *Non-Executive Director of the Economist*
T. P. Leahy	*Chief Executive*
D. E. Reid, CA	*Executive Director – Deputy Chairman* Chairman of Tartan TV Ltd
R. S. Ager	*Executive Director – Company Secretary*
C. L. Allen	*Non-Executive Director* *Chairman of Granada plc*
P. A. Clarke	*Executive Director – Logistics and IT Director*
Dr. H. Einsmann	*Non-Executive Director* *Non-Executive Director of Interbrew SA* *Non-Executive Director of EMI Group Plc* *Executive Director of Stora Enso Oyj (part of the Wallenberg Group)* *Executive Director of British American Tobacco plc*
J. Gildersleeve	*Executive Director – Commercial and Trading Director* *Non-Executive Director of Gallaher Group Plc* *Non-Executive Director of The Carphone Warehouse Group PLC*
A. T. Higginson	*Executive Director – Finance Director*
T. J. R. Mason	*Executive Director – Marketing and E-Commerce Director* *Non-Executive Director of Capital Radio Plc*
J. Melbourn, CBE	*Non-Executive Director* *Executive Director of Gulf International Bank (U.K.) Ltd.*
V. Morali	*Non-Executive Director* *Chief Operating Officer and Executive Director of Fimalac S.A.*
G. F. Pimlott	*Non-Executive Director* *Deputy Chairman of Hammerson plc*
D. T. Potts	*Executive Director – Retail Director*

The business address of each of the above is Tesco House, Delamare Road, Cheshunt, Hertfordshire EN8 9SL.

CAPITALISATION AND INDEBTEDNESS OF TESCO PLC

The following table sets out the audited consolidated share capital and reserves and indebtedness of the Group at 23rd February, 2002.

	£m
Share capital and reserves	
Called up share capital	350
Share premium account	2,004
Other reserves	40
Profit and loss account	3,136
Total share capital and reserves	5,530
Indebtedness	
Creditors falling due within one year	
Bank loans and overdrafts (Note 1)	1,474
Finance leases	15
	1,489
Creditors falling due after more than one year	
Finance leases	14
4% unsecured deep discount loan stock 2006 (Note 2)	99
6% bonds 2006	150
7½% bonds 2007	325
6% bonds 2008	250
5⅛% bonds 2009	350
6⅝% bonds 2010	150
4% RPI bonds 2016 (Note 3)	210
3.322% LPI bonds 2025 (Note 4)	162
6% bonds 2029	200
Medium term notes (Note 5)	476
Other loans (Note 6)	355
	2,741
Total indebtedness	4,230

Notes

1. Bank deposits of subsidiary undertakings of £1,636m have been offset against debts in the parent company under a legal right of set-off.
2. The 4% unsecured deep discount loan stock is redeemable in 2006 at a par value of £125m.
3. The 4% RPI bonds are redeemable in 2016 at a par value of £200m indexed for changes in the RPI over the life of the bonds.
4. The 3.322% LPI bonds are redeemable in 2025 at a par value of £160m indexed for annual increases (but not annual decreases) in the RPI over the life of the bonds subject to a maximum annual increase of 5%.
5. The medium term notes are of various maturities and include foreign currency and sterling denominated notes swapped into floating rate sterling.
6. Various bank loans maturing in 2005.
7. Save as set out above and excluding inter-company arrangements the Group did not have outstanding at 23rd February, 2002 any loan capital (either issued or created but unissued), term loans or other borrowings or indebtedness in the nature of borrowings, including bank overdrafts and liabilities under acceptance (other than normal trade bills) or acceptance credits, mortgages, hire purchase commitments, material guarantees or material contingent liabilities.
8. None of the indebtedness of the Group is guaranteed by a non-Group member.
9. There has been no material change in consolidated indebtedness, guarantees or contingent liabilities or in consolidated share capital and reserves of the Group since 23rd February, 2002 except that on 7th May, 2002 the Issuer issued euro 500m 5¼ % bonds 2008.

The following applies only to persons who are the beneficial owners of Notes and is a summary of the Issuer's understanding of current law and practice in the United Kingdom relating to certain aspects of United Kingdom taxation. Some aspects do not apply to certain classes of person (such as dealers and persons connected with the Issuer) to whom special rules may apply. Prospective Noteholders who may be subject to tax in a jurisdiction other than the United Kingdom or who may be unsure as to their tax position should seek their own professional advice.

Interest on the Notes

1. *Payment of interest on the Notes*

United Kingdom withholding tax (including such withholding or deduction for or on account of tax by issuers, paying agents and collecting agents) was abolished in relation to interest payments made (or, in the case of collecting agents, received) on or after 1st April, 2001 in respect of securities listed on a "recognised stock exchange", as defined in section 841 of the Income and Corporation Taxes Act 1988 (the "Act"). The London Stock Exchange is a recognised exchange. Under an Inland Revenue published practice, securities will be treated as listed on the London Stock Exchange if they are admitted to the Official List by the United Kingdom Listing Authority and admitted to trading by the London Stock Exchange. Provided, therefore, that the Notes remain so listed, interest on the Notes will be payable without withholding or deduction on account of United Kingdom tax.

Interest on the Notes may also be paid without withholding or deduction on account of United Kingdom tax where interest on the Notes is paid to a person who belongs in the United Kingdom and the Issuer reasonably believes (and any person by or through whom interest on the Notes is paid reasonably believes) that the beneficial owner is within the charge to United Kingdom corporation tax as regards the payment of interest at the time the payment is made, provided that the Inland Revenue has not given a direction (in circumstances where it has reasonable grounds to believe that it is likely that the beneficial owner is not within the charge to United Kingdom corporation tax in respect of such payment of interest at the time the payment is made) that the interest should be paid under deduction of tax.

In all other cases, an amount must be withheld from payments of interest on the Notes on account of United Kingdom income tax at the lower rate (currently 20 per cent.), subject to any direction to the contrary by the Inland Revenue under an applicable double taxation treaty.

Noteholders who are individuals may wish to note that the Inland Revenue has power to obtain information (including the name and address of the beneficial owner of the interest) from any person in the United Kingdom who either pays interest to or receives interest for the benefit of an individual. The Inland Revenue will also have power to obtain information from any person in the United Kingdom who pays amounts payable on the redemption of Notes which are relevant discounted securities for the purposes of the Finance Act 1996 to or receives such amounts for the benefit of an individual. Such information may include the name and address of the beneficial owner of the amount payable on redemption. However, Inland Revenue published practice indicates that the Inland Revenue will not exercise its power where such amounts are paid on or before 5th April, 2003. Any information obtained may, in certain circumstances, be exchanged by the Inland Revenue with the tax authorities of other jurisdictions.

2. *Proposed EU Savings Directive*

On 13th December, 2001 the Council of the European Union published a revised draft directive regarding the taxation of savings income. It is proposed that, subject to a number of important conditions being met, Member States will be required to provide to the tax authorities of another Member State details of payments of interest (or other similar income) paid by a person within its jurisdiction to an individual resident in that other Member State, except that Belgium, Luxembourg and Austria will instead operate a withholding system for a transitional period in relation to such payments. The terms of the draft directive will not apply, for a limited period of seven years from 1st January, 2004, to:

(i) negotiable debt securities issued before 1st March, 2001;

(ii) negotiable debt securities issued after 1st March, 2001 but before 1st March, 2002, which are fungible with securities within (i) above; or

(iii) negotiable debt securities issued before 1st March, 2002 where the original prospectus was approved by the relevant competent authority (or by the responsible authority if approved in a non-European Union Member State) before 1st March, 2001.

The proposals are not yet final, and they may be subject to further amendment.

SUBSCRIPTION AND SALE

The Dealers have, in an amended and restated dealer agreement (the "Dealer Agreement") dated 10th July, 2002, agreed with the Issuer a basis upon which they or any of them may from time to time agree to purchase Notes. Any such agreement will extend to those matters stated under "Form of the Notes" and "Terms and Conditions of the Notes" above. In the Dealer Agreement, the Issuer has agreed to reimburse the Dealers for certain of their expenses in connection with the establishment of the Programme and the issue of Notes under the Programme.

United States

The Notes have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act.

Each Dealer has represented and agreed and each further Dealer appointed under the Programme will be required to represent and agree that, except as permitted by the Dealer Agreement, it will not offer, sell or deliver Notes (i) as part of their distribution at any time and (ii) otherwise until 40 days after the completion of the distribution of all Notes of the Tranche of which such Notes are a part within the United States or to, or for the account or benefit of, U.S. persons and it will have sent to each dealer to which it sells Notes during the restricted period a confirmation or other notice setting forth the restrictions on offers and sales of the Notes within the United States or to, or for the account or benefit of, U.S. persons. Terms used in the preceding paragraph and in this paragraph have the meanings given to them by Regulation S under the Securities Act.

In addition, until 40 days after the completion of the distribution of all Notes of the Tranche of which such Notes are a part, an offer or sale of Notes within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act.

The Notes are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to a United States person, except in certain transactions permitted by U.S. tax regulations. Terms used in this paragraph have the meanings given to them by the U.S. Internal Revenue Code and regulations thereunder.

Each issue of Index Linked Notes and Dual Currency Notes shall be subject to such additional U.S. selling restrictions as the Issuer and the relevant Dealer shall agree as a term of the issue and purchase of such Notes, which additional selling restrictions shall be set out in the applicable Pricing Supplement. Each relevant Dealer has agreed and each further Dealer appointed under the Programme will be required to agree that it will offer, sell or deliver such Notes only in compliance with such additional U.S. selling restrictions.

United Kingdom

Each Dealer has represented and agreed and each further Dealer appointed under the Programme will be required to represent and agree that:

(i) in relation to Notes which have a maturity of one year or more and which are to be admitted to the Official List, it has not offered or sold and will not offer or sell any Notes to persons in the United Kingdom prior to admission of such Notes to listing in accordance with Part VI of the FSMA except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 as amended or the FSMA;

(ii) in relation to Notes which have a maturity of one year or more and which are not to be admitted to the Official List, it has not offered or sold and, prior to the expiry of the period of six months from the issue date of such Notes, will not offer or sell any such Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended);

(iii) in relation to any Notes having a maturity of less than one year from the date of their issue, (a) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (b) it has not offered or sold and will not offer or sell any Notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the

purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue or sale of the Notes would otherwise constitute a contravention of Section 19 of the FSMA by the Issuer;

(iv) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(v) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

Japan

The Notes have not been and will not be registered under the Securities and Exchange Law of Japan (the "Securities and Exchange Law") and each Dealer has agreed and each further Dealer appointed under the Programme will be required to agree that it will not offer or sell any Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organised under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan except in compliance with the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Republic of France

Each of the Dealers and the Issuer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree that it has not offered or sold and will not offer or sell, directly or indirectly, Notes to the public in the Republic of France, and has not distributed or caused to be distributed and will not distribute or cause to be distributed to the public in the Republic of France, this Offering Circular or any other offering material relating to the Notes, and that such offers, sales and distributions have been and shall only be made in the Republic of France to qualified investors (*investisseurs qualifiés*) acting on their own account as defined in and in accordance with, Articles L.411-1 and L.411-2 of the *Code Monétaire et Financier* and *décret* no. 98-880 dated 1st October, 1998.

Notes may only be issued, directly or indirectly, to the public in the Republic of France in accordance with Articles L.411-1 and L.411-2 of the *Code Monétaire et Financier* and décret no. 98-880 dated 1st October, 1998.

Federal Republic of Germany

In connection with the initial placement of any Notes in the Federal Republic of Germany, each Dealer has agreed and each further Dealer appointed under the Programme will be required to agree, that Notes will not be offered, sold or publicly promoted or advertised by it in the Federal Republic of Germany other than in compliance with the German Securities Selling Prospectus Act (*Wertpapierverkaufsprospektgesetz*) of 13th December, 1990, as amended, or any other laws applicable in the Federal Republic of Germany governing the issue, offering and sale of securities.

The Netherlands

Each Dealer has represented and agreed and each further Dealer appointed under the Programme will be required to represent and agree that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell in The Netherlands any Notes with a denomination of less than €50,000 (or its foreign currency equivalent) other than to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises) unless one of the other exemptions from or exceptions to the prohibition contained in article 3 of the Dutch Securities Transactions Supervision Act 1995 (*Wet toezicht effectenverkeer 1995*) is applicable and the conditions attached to such exemption or exception are complied with.

General

Each Dealer has agreed and each further Dealer appointed under the Programme will be required to agree that it will (to the best of its knowledge and belief) comply with all applicable securities laws and regulations in force in any jurisdiction in which it purchases, offers, sells or delivers Notes or possesses or distributes this Offering Circular and will obtain any consent, approval or permission required by it for the purchase, offer, sale or delivery by it of Notes under the laws and regulations in

force in any jurisdiction to which it is subject or in which it makes such purchases, offers, sales or deliveries and neither the Issuer nor any other Dealer shall have any responsibility therefor.

Neither the Issuer nor any of the Dealers represents that Notes may at any time lawfully be sold in compliance with any applicable registration or other requirements in any jurisdiction, or pursuant to any exemption available thereunder, or assumes any responsibility for facilitating such sale.

With regard to each Tranche, the relevant Dealer will be required to comply with such other or additional restrictions as the Issuer and the relevant Dealer shall agree to be appropriate and as shall be set out in the applicable Pricing Supplement.

GENERAL INFORMATION

Authorisation

The establishment and updating of the Programme and the issue of Notes thereunder have been duly authorised by resolutions of the Board of Directors of the Issuer dated 14th July, 1997, 14th July, 1999 and 26th June, 2002.

Listing of Notes on the Official List

The listing of Notes on the Official List will be expressed as a percentage of their nominal amount (excluding accrued interest). It is expected that each Tranche of Notes which is to be admitted to the Official List and to trading on the London Stock Exchange's market for listed securities will be admitted separately as and when issued, subject only to the issue of a temporary global Note initially representing the Notes of such Tranche. The listing of Notes issued during the period of 12 months from the date of this Offering Circular is expected to be granted on or around 12th July, 2002.

Clearing Systems

The Notes have been accepted for clearance through Clearstream, Luxembourg and Euroclear. The appropriate Common Code and ISIN for each Tranche of Notes allocated by Clearstream, Luxembourg and Euroclear will be specified in the relevant Pricing Supplement. If the Notes are to be cleared through an additional or alternative clearing system the appropriate information will be specified in the relevant Pricing Supplement.

Significant or Material Change

Save as disclosed in this Offering Circular, there has been no significant change in the financial or trading position of the Issuer or of the Group and there has been no material adverse change in the financial position or prospects of the Issuer or the Group since 23rd February, 2002.

Litigation

Neither the Issuer nor any member of the Group is or has been involved in any legal or arbitration proceedings (including any proceedings which are pending or threatened of which the Issuer is aware) which may have or have had in the 12 months preceding the date of this document a significant effect on the financial position of the Group.

Auditors

The consolidated accounts of the Group for the years ended 26th February, 2000, 24th February, 2001 and 23rd February, 2002 were audited by PricewaterhouseCoopers, Chartered Accountants, in accordance with generally accepted auditing standards in the United Kingdom and reported on without qualification.

Trust Deed

The Trust Deed provides that the Trustee may rely on certificates or reports from the Auditors (as defined in the Trust Deed) and/or any other expert in accordance with the provisions of the Trust Deed whether or not any such certificate or report or any engagement letter or other document entered into by the Trustee and the Auditors or such other expert in connection therewith contains any limit on the liability (monetary or otherwise) of the Auditors or such other expert.

Accounts

The financial information contained in this Offering Circular does not constitute statutory accounts (within the meaning of Section 240 of the Companies Act 1985) (the "Companies Act")) for any year or other period. Statutory accounts for the years ended 26th February, 2000, 24th February, 2001 and 23rd February, 2002 have been delivered to the Registrar of Companies in England and Wales.

European Monetary Union

On 1st January, 2002 the currencies of the member states participating in the third stage of European Monetary Union pursuant to the Treaty establishing the European Community as amended by the Treaty of European Union ceased to exist and were replaced by the euro as the single currency of such participating member states.

Documents Available

So long as Notes are capable of being issued under the Programme, copies of the following documents will, when published, be available from the registered office of the Issuer and from the specified office of the Agent in London:

(i) the Memorandum and Articles of Association of the Issuer;

(ii) the consolidated audited financial statements of the Group in respect of the financial years ended 24th February, 2001 and 23rd February, 2002;

(iii) the most recently published audited annual financial statements of the Group and the most recently published interim financial statements (if any) of the Group;

(iv) the Dealer Agreement, the Trust Deed, the Agency Agreement and the Schedule of Forms (containing the forms of the Temporary Global Notes, the Permanent Global Notes, the Definitive Notes, the Receipts, the Coupons and the Talons);

(v) this Offering Circular;

(vi) any future offering circulars, supplementary listing particulars, prospectuses, information memoranda and supplements including Pricing Supplements (save that a Pricing Supplement relating to an unlisted Note will only be available for inspection by a holder of such Note and such holder must produce evidence satisfactory to the Paying Agent as to its holding and identity) to this Offering Circular and any other documents incorporated herein or therein by reference; and

(vii) in the case of each issue of listed Notes subscribed pursuant to a subscription agreement, the subscription agreement (or equivalent document).

REGISTERED HEAD OFFICE OF THE ISSUER

Tesco PLC
Tesco House
Delamare Road
Cheshunt
Hertfordshire EN8 9SL

THE TRUSTEE

Royal Exchange Trust Company Limited
Guildhall House
81/87 Gresham Street
London EC2V 7QE

PRINCIPAL PAYING AGENT

HSBC Bank plc
Mariner House
Pepys Street
London EC3N 4DA

PAYING AGENT

Dexia Banque Internationale à Luxembourg S.A.
69 Route d'Esch
L-1470 Luxembourg

LEGAL ADVISERS

To the Issuer

Berwin Leighton Paisner
Adelaide House
London Bridge
London EC4R 9HA

To the Dealers and the Trustee

Allen & Overy
One New Change
London EC4M 9QQ

AUDITORS TO THE ISSUER

PricewaterhouseCoopers
1 Embankment Place
London WC2M 2RH

AUTHORISED ADVISER

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB

DEALERS

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB

BNP Paribas
10 Harewood Avenue
London NW1 6AA

Credit Suisse First Boston (Europe) Limited
One Cabot Square
London E14 4QJ

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4 2BB

HSBC Bank plc
Thames Exchange
10 Queen Street Place
London EC4R 1BQ

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

Morgan Stanley & Co. International Limited
25 Cabot Square
Canary Wharf
London E14 4QA

Royal Bank of Canada Europe Limited
71 Queen Victoria Street
London EC4V 4DE

Salomon Brothers International Limited
Citigroup Centre
33 Canada Square
London E14 5LB

The Royal Bank of Scotland plc
135 Bishopsgate
London EC2M 3UR

UBS AG, acting through its business group
UBS Warburg
1 Finsbury Avenue
London EC2M 2PP

Printed by greenaways, a member of the ormolu group
London, Edinburgh, Leeds, Manchester, New York, Paris, Hong Kong, Singapore, Tokyo. S138647

No of Company 445790

04 JAN 20 AM 7:21

RESOLUTIONS
OF
TESCO PLC

Passed 14 June 2002

At the ANNUAL GENERAL MEETING of the above-named Company duly convened and held at the Royal Lancaster Hotel, Lancaster Terrace, London W2 2TY on Friday, 14 June 2002 the following Ordinary and Special resolutions were duly passed:-

ORDINARY RESOLUTIONS

9 "That the authorised share capital of the Company be increased from £460,000,000 to £481,600,000 by the creation of 432,000,000 ordinary shares of 5p each"

10

10 "That, in place of the equivalent authority conferred on the directors at the last Annual General Meeting, the directors be generally and unconditionally authorised

to capitalise the appropriate nominal amount of the new ordinary shares falling to be allotted

(a) to exercise the power contained in the Articles of Association of the Company as from time to time varied so that, to the extent and in the manner determined by the directors, the holders of ordinary shares of 5p each in the capital of the Company be permitted to lodge a mandate to receive new ordinary shares, credited as fully paid, instead of any dividends (including interim dividends) paid by the directors or declared by the Company in general meeting (as the case may be) during or in respect of any financial year of the Company ending on or prior to 28 February 2007, including the final dividend for the financial year ended on 23 February 2002; and

(b) pursuant to any mandates made as aforesaid out of the amount standing to the credit of any reserve or fund (including the profit and loss account, share premium account, capital redemption reserve or any other non-distributable reserve), whether or not the same is available for distribution, as the directors may determine, to apply such sum in paying up such ordinary shares in full and to allot such ordinary shares to the shareholders of the Company validly lodging such mandates in accordance with their respective entitlements."

11 "That, subject to the passing of resolution 9 set out in this notice, in place of the equivalent authority conferred on the directors at the last Annual General Meeting, the directors be generally and unconditionally authorised in accordance with section 80 of the Companies Act 1985 to allot relevant securities (which for the purposes of this resolution shall have the same meaning as in section 80(2) of the Companies Act 1985) of the Company provided that:

(a) the maximum amount of relevant securities that may be allotted pursuant to the authority given by this resolution shall be an aggregate nominal amount of £116.55 million;

(b) subject as provided in paragraph (c) of this resolution, the authority shall expire five years from the date of this resolution but may be previously revoked or varied by an ordinary resolution of the Company;

(c) such authority shall permit and enable the Company to make an offer or agreement before the expiry of such authority which would or might require relevant securities to be allotted after such expiry and shall permit the directors to allot such securities pursuant to any such offer or agreement as if such authority had not expired; and

(d) in relation to the grant of any right to subscribe for, or convert any securities into, shares in the Company, the reference in this resolution to the maximum amount of relevant securities that may be allotted is to the maximum amount of shares which may be allotted pursuant to such right."

SPECIAL RESOLUTIONS

12 "That:

(a) the directors be empowered to allot equity securities of the Company (pursuant to the authority conferred on the directors by resolution 11 above) at any time up to the conclusion of the Company's next Annual General Meeting following the date of the passing of this resolution or, if earlier, the expiry of 15 months from the date of the passing of this resolution, as if section 89(1) of the Companies Act 1985 did not apply to any such allotment, provided that such power shall be limited to the allotment of equity securities:

  (i) in connection with a rights issue; and

  (ii) otherwise than under sub-paragraph (a)(i) of this resolution, with an aggregate nominal amount of up to £17.5 million;

(b) such power shall permit and enable the Company to make an offer or agreement before the expiry of such power which would or might require equity securities to be allotted after such expiry and shall permit the directors to allot such securities pursuant to any such offer or agreement as if such power had not expired;

(c) In this resolution:

  (i) "rights issue" means an offer of equity securities open for acceptance for a period fixed by the directors to ordinary shareholders on the register on a fixed record date in proportion to their respective holdings of such shares or in accordance with the rights attached thereto (but subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlement or legal or practical problems under the laws of, or the requirements of any regulatory body or any stock exchange in, any territory); and

(ii) the nominal amount of any securities should be taken to be, in the case of a right to subscribe for, or convert, any securities into shares of the Company, the nominal amount of shares which may be allotted pursuant to such right; and (d) words and expressions defined in or for the purposes of sections 89 to 96 inclusive of the Companies Act 1985 shall bear the same meanings in this resolution.

(d) words and expressions defined in or for the purposes of sections 89 to 96 inclusive of the Companies Act 1985 shall bear the same meanings in this resolution."

13 "That the Company be generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Companies Act 1985) of ordinary shares of 5p each in the capital of the Company provided that:

(a) the maximum aggregate number of ordinary shares hereby authorised to be purchased is 700 million ordinary shares;

(b) the minimum price which may be paid for any ordinary share is the par value of such share from time to time and the maximum price which may be paid for any ordinary share is an amount equal to 5 per cent. above the average of the middle-market quotations for the ordinary shares as derived from the London Stock Exchange Official List for the five dealing days immediately preceding the day on which the purchase is made, in each case exclusive of expenses;

(c) unless previously revoked or varied, the authority hereby conferred shall, subject as provided in paragraph (d) of this resolution, expire at the conclusion of the Annual General Meeting of the Company next following the passing of this resolution (or, if earlier, 18 months from the date of the passing of this resolution); and

(d) the Company may contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be completed wholly or partly after the

expiry of such authority, and may purchase ordinary shares pursuant to any such contract as if such authority had not expired."

14 (a) "That the Company be authorised to make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985), such donations and expenditure not exceeding in total the sum of £100,000 during the period expiring at the conclusion of the next Annual General Meeting to be held after the passing of this resolution.

(b) That Tesco Stores Limited be authorised to make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985), such donations and expenditure not exceeding in total the sum of £100,000 during the period expiring at the conclusion of the next Annual General Meeting to be held after the passing of this resolution.

(c) That Tesco Ireland Limited (incorporated in Ireland) be authorised to make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985), such donations and expenditure not exceeding in total the sum of £25,000 during the period expiring at the conclusion of the next Annual General Meeting to be held after the passing of this resolution.

(d) That Tesco.Com Limited be authorised to make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985), such donations and expenditure not exceeding in total the sum of £25,000 during the period expiring at the conclusion of the next Annual General Meeting to be held after the passing of this resolution.

(e) That Tesco Freetime Limited be authorised to make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985), such donations and expenditure not exceeding in total the sum of £25,000 during the

period expiring at the conclusion of the next Annual General Meeting to be held after the passing of this resolution.

(f) That Nutri Centres Limited be authorised to make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985), such donations and expenditure not exceeding in total the sum of £25,000 during the period expiring at the conclusion of the next Annual General Meeting to be held after the passing of this resolution.

(g) That Dunnhumby Limited be authorised to make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985), such donations and expenditure not exceeding in total the sum of £25,000 during the period expiring at the conclusion of the next Annual General Meeting to be held after the passing of this resolution.

(h) That Tesco Home Shopping Limited be authorised to make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985), such donations and expenditure not exceeding in total the sum of £25,000 during the period expiring at the conclusion of the next Annual General Meeting to be held after the passing of this resolution.

(i) That Tesco Vin Plus S.A. (incorporated in France) be authorised to make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985), such donations and expenditure not exceeding in total the sum of £25,000 during the period expiring at the conclusion of the next Annual General Meeting to be held after the passing of this resolution."

J A GARDINER
CHAIRMAN
14TH JUNE 2002



Compan

— for th

Please complete in
or in bold black cap
CHFP000

04 JAN 20 AM 7:21

288b

as director or secretary
Form 288a) or change
(use Form 288c))

Company Number 445790

Company Name in full TESCO PLC.

	Day	Month	Year
Date of termination of appointment	14	06	2002

as director ✓ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title ___ *Honours etc ___

Please insert details as previously notified to Companies House.

Forename(s) JOHN WILLIAM

Surname MELBOURN

	Day	Month	Year
†Date of Birth	16	10	1937

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 14/6/2002

DEPUTY
(** serving ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

NADINE SANKAR, TESCO PLC, TESCO HOUSE,
DELAMARE ROAD, CHESHUNT, HERTS EN8 9SL

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

rge

Form revised 1999

No	Date	Document Description
17	11.09.2002	Director's particulars changed
18	07.08.2002	Annual return made up to 07.06.2002; Director's particulars changed
19	16.07.2002	Listing Particulars
20	03.07.2002	Accounts made up to 23.02.2002 for the Company's group
21	03.07.2002	Authorisation to make donations to European Union political organisations 14.06.2002; authorisation of allotment of security 14.06.2002; authorisation to make market purchases; increase of share capital 14.06.2002
22	03.07.2002	Director resigned
23	10.04.2002	Memorandum in respect of executive share option scheme
24	16.08.2001	Particulars of mortgage/charge
25	08.08.2001	Listing Particulars
26	12.07.2001	Memorandum of association and articles of association
27	12.07.2001	Election to receive ordinary shares as dividends 15.06.2001; disapplication of pre-emption rights 15.06.2001; authorisation of allotment of security 15.06.2001; Sec 163; adoption of articles of association 15.06.2001
28	12.07.2001	Accounts made up to 24.02.2001 for the Company's group
29	10.07.2001	Election to receive ordinary shares as dividends 15.06.2001; disapplication of pre-emption rights

No	Date	Document Description
		15.06.2001; authorisation of allotment of security 15.06.2001; authorisation to make market purchase of own shares 15.06.2001; adoption of articles of association 15.06.2001
30	20.07.2001	Annual return made up to 07.06.2001
31	04.01.2001	Director appointed

TABLE B: SHARE ALLOTMENTS – FORMS 88(2) FILED SINCE LAST ANNUAL RETURN

No	Date	Document Description
1	08.07.2003	Scrip dividends
2	01.08.2003 to 24.12.2003	Shares allotted under Irish "Save As You Earn" scheme
3	26.02.2003 to 17.12.2003	Shares allotted under "Save As You Earn" scheme
4	27.02.2003 to 18.12.2003	Executive options

TABLE C: CIRCULARS

No	Date	Document Description
1	06.10.2003	Tesco Plc: Letter to shareholders regarding scrip dividend option
2	09.05.2003	Tesco Plc: Letter to shareholders and notice of annual general meeting
3	24.02.2003	Tesco Plc: Proposal for change of trustee under its outstanding £125,000,000 4%, unsecured deep discount loan stock 2006 and notice of meeting of stockholders (with copy of first supplemental trust deed)
4	12.02.2003	Safeway Plc: Letter to shareholders advice in relation to offer from WM Morrison Supermarkets Plc
5	15.11.2002	T and S Stores Plc: Form of acceptance for the recommended offer on behalf of Tesco Plc
6	15.11.2002	Tesco Plc: Recommended offer on behalf of Tesco Plc for T and S Stores Limited
7	12.10.2002	Tesco Plc: Letters to shareholders regarding scrip dividend option and savings-related share option scheme together with notice of extraordinary general meeting
8	04.10.2002	Tesco Plc: Letter to shareholders regarding scrip dividend option in respect of the interim dividend
9	10.05.2002	Tesco Plc: Letter to shareholders and annual general meeting
10	02.03.2002	Tesco Plc: Notice of meeting and proposals for the modification of existing trust deed

No	Date	Document Description
		constituting its outstanding £125,000,000 4% unsecured deep discount loan stock 2006
11	11.05.2001	Tesco Plc: Notice of annual general meeting and scrip dividend scheme
12	12.05.2000	Tesco Plc: Letter to shareholders and notice of annual general meeting

TABLE D: ANNOUNCEMENTS MADE TO A REGULATORY INFORMATION SERVICE

No	Date	Document Description
1	17.12.2003	Tesco Plc: Director shareholding
2	17.12.2003	Tesco Plc: Director shareholding
3	17.12.2003	Tesco Plc: Director shareholding
4	15.12.2003	Tesco Plc: Director shareholding
5	10.12.2003	Tesco Plc: Director shareholding
6	08.12.2003	Tesco Plc: Director shareholding
7	08.12.2003	Tesco Plc: Director shareholding
8	03.12.2003	Tesco Plc: Director shareholding
9	03.12.2003	Tesco Plc: Director shareholding
10	26.11.2003	Tesco Plc: Director shareholding
11	26.11.2003	Tesco Plc: Application for additional listing/scrip dividend circular/release notice
12	25.11.2003	Tesco Plc: Third Quarter trading statement
13	19.11.2003	Tesco Plc: Director shareholding
14	19.11.2003	Tesco Plc: Director shareholding
15	19.11.2003	Tesco Plc: Director shareholding
16	17.11.2003	Tesco Plc: Board changes
17	12.11.2003	Tesco Plc: Director shareholding
18	11.11.2003	Tesco Plc: Tesco acquisition of Kipa
19	10.11.2003	Tesco Plc: Director shareholding

No	Date	Document Description
20	05.11.2003	Tesco Plc: Director shareholding
21	29.10.2003	Tesco Plc: Director shareholding
22	23.10.2003	Tesco Plc: Pricing supplement/release notice
23	22.10.2003	Tesco Plc: Directors shareholding
24	20.10.2003	Tesco Plc: Director shareholding
25	15.10.2003	Tesco Plc: Director shareholding
26	10.10.2003	Tesco Plc: Holding by Cater Allen International Ltd
27	08.10.2003	Tesco Plc: Director shareholding
28	03.10.2003	Tesco Plc: Holding by Lehman Brothers International (Europe)
29	01.10.2003	Tesco Plc: Director shareholding
30	30.09.2003	Tesco Plc: Holding by Cater Allen International Ltd
31	30.09.2003	Tesco Plc: Holding by Lehman Brothers International (Europe)
32	29.09.2003	Tesco Plc: Holding by Lehman Brothers International (Europe)
33	26.09.2003	Tesco Plc: Response to government decision
34	22.09.2003	Tesco Plc: Director shareholding
35	19.09.2003	Tesco Plc: Holding by Barclays PLC
36	17.09.2003	Tesco Plc: Holding by substantial Shareholders
37	17.09.2003	Tesco Plc: Director shareholding

No	Date	Document Description
38	16.09.2003	Tesco Plc: Pricing supplement/release notice
39	16.09.2003	Tesco Plc: Pricing supplement/release notice
40	16.09.2003	Tesco Plc: Pricing supplement/release notice
41	16.09.2003	Tesco Plc: Interim results to 09.08.2003
42	10.09.2003	Tesco Plc: Director shareholding
43	10.09.2003	Tesco Plc: Board Changes
44	03.09.2003	Tesco Plc: Director shareholding
45	01.09.2003	Tesco Plc: Tesco Low-cost Home Calls
46	29.08.2003	Tesco Plc: Tesco price cuts
47	28.08.2003	Tesco Plc: Director shareholding
48	27.08.2003	Tesco Plc: Director shareholding
49	20.08.2003	Tesco Plc: Director shareholding
50	13.08.2003	Tesco Plc: Director shareholding
51	11.08.2003	Tesco Plc: Director shareholding
52	06.08.2003	Tesco Plc: Director shareholding
53	30.07.2003	Tesco Plc: Director shareholding
54	28.07.2003	Tesco Plc: Director shareholding
55	23.07.2003	Tesco Plc: Director shareholding
56	17.07.2003	Tesco Plc: Tesco – innovation and jobs
57	16.07.2003	Tesco Plc: Director shareholding
58	14.07.2003	Tesco Plc: Holding by Barclays PLC

No	Date	Document Description
59	11.07.2003	Tesco Plc: Tesco receives 94.54 per cent of shares in tender offer for C-Two Network in Japan
60	10.07.2003	Tesco Plc: Director shareholding
61	10.07.2003	Tesco Plc: Director shareholding
62	10.07.2003	Tesco Plc: Director shareholding
63	10.07.2003	Tesco Plc: Tesco analyst trip to Manchester
64	10.07.2003	Tesco Plc: Result of tender offer
65	09.07.2003	Tesco Plc: Director shareholding
66	09.07.2003	Tesco Plc: Formal notice
67	07.07.2003	Tesco Plc: Board change
68	03.07.2003	Tesco Plc: Director shareholding
69	03.07.2003	Tesco Plc: Director shareholding
70	03.07.2003	Tesco Plc: Director shareholding
71	02.07.2003	Tesco Plc: Director shareholding
72	30.06.2003	Tesco Plc: Director shareholding
73	25.06.2003	Tesco Plc: Additional listing and notice of annual general meeting and scrip dividend circular/release notice
74	25.06.2003	Tesco Plc: Director shareholding
75	24.06.2003	Tesco Plc: Tesco response to remedies statement
76	18.06.2003	Tesco Plc: Director shareholding

No	Date	Document Description
77	13.06.2003	Tesco Plc: Trading statement
78	11.06.2003	Tesco Plc: Director shareholding
79	11.06.2003	Tesco Plc: Holding by Barclays Plc
80	10.06.2003	Tesco Plc: Holding by Barclays Plc
81	10.06.2003	Tesco Plc: Recommended cash offer for C Two-Network Japan
82	04.06.2003	Tesco Plc: Director shareholding
83	04.06.2003	Tesco Plc: Joint venture with O2 to launch Tesco mobile
84	02.06.2003	Tesco Plc: Director shareholding
85	02.06.2003	Tesco Plc: Director shareholding
86	28.05.2003	Tesco Plc: Director shareholding
87	27.05.2003	Tesco Plc: Director shareholding
88	27.05.2003	Tesco Plc: Holding by Barclays Plc
89	21.05.2003	Tesco Plc: Director shareholding
90	21.05.2003	Tesco Plc: Director shareholding
91	21.05.2003	Tesco Plc: Director shareholding
92	15.05.2003	Tesco Plc: Holding by employee share scheme
93	15.05.2003	Tesco Plc: Holding by employee benefit trust
94	15.05.2003	Tesco Plc: Holding by trustees of the Tesco employee share incentive plan
95	15.05.2003	Tesco Plc: Holding by trustees of the Tesco employee share incentive plan

No	Date	Document Description
96	15.05.2003	Tesco Plc: Holding by employee share scheme
97	15.05.2003	Tesco Plc: Holding by employee benefit trust
98	14.05.2003	Tesco Plc: Director shareholding
99	13.05.2003	Tesco Plc: Director shareholding
100	07.05.2003	Tesco Plc: Director shareholding
101	06.05.2003	Tesco Plc: Director shareholding
102	02.05.2003	Tesco Plc: Holding by Lehman Brothers International
103	30.04.2003	Tesco Plc: Statement regarding Safeway hearing
104	30.04.2003	Tesco Plc: Director shareholding
105	25.04.2003	Tesco Plc: Holding by Cater Allen International Ltd
106	25.04.2003	Tesco Plc: Holding by Lehman Brothers International (Europe)
107	23.04.2003	Tesco Plc: Holding by Cater Allen International Ltd
108	23.04.2003	Tesco Plc: Director shareholding
109	17.04.2003	Tesco Plc: Kipa and Tesco advance discussions
110	16.04.2003	Tesco Plc: Director shareholding
111	15.04.2003	Tesco Plc: Director shareholding
112	10.04.2003	Tesco Plc: Directors shareholding
113	09.04.2003	Tesco Plc: Directors shareholding
114	09.04.2003	Tesco Plc: Director shareholding

No	Date	Document Description
115	09.04.2003	Tesco Plc: Director shareholding
116	09.04.2003	Tesco Plc: Directors shareholding
117	08.04.2003	Tesco Plc: Year end results to 22.02.2003
118	07.04.2003	Tesco Plc: Director shareholding
119	02.04.2003	Tesco Plc: Director shareholding
120	28.03.2003	Office of Fair Trading: Merger update
121	26.03.2003	Tesco Plc: Director shareholding
122	19.03.2003	Tesco Plc: Statement regarding Safeway Plc
123	19.03.2003	Tesco Plc: Director shareholding
124	12.03.2003	Tesco Plc: Director shareholding
125	11.03.2003	Tesco Plc: Director shareholding
126	05.03.2003	Tesco Plc: Director shareholding
127	05.03.2003	Tesco Plc: Board Change
128	27.02.2003	Tesco Plc: Change of trustee/release notice
129	26.02.2003	Tesco Plc: Director shareholding
130	21.02.2003	Tesco Plc: Director shareholding
131	19.02.2003	Tesco Plc: Tesco pension scheme
132	19.02.2003	Tesco Plc: Director shareholding
133	13.02.2003	Tesco Plc: Director shareholding
134	12.02.2003	Tesco Plc: Director shareholding
135	11.02.2003	Tesco Plc: Director shareholding

No	Date	Document Description
136	05.02.2003	Tesco Plc: Director shareholding
137	03.02.2003	Tesco Plc: Director shareholding
138	03.02.2003	Tesco Plc: Director shareholding
139	30.12.2002	Tesco Plc: Director shareholding
140	30.12.2002	Tesco Plc: Offer document/release notice
141	23.12.2002	Tesco Plc: Pricing supplement/release notice
142	23.12.2002	Tesco Plc: Pricing supplement/release notice
143	23.12.2002	Tesco Plc: Pricing supplement/release notice
144	23.12.2002	Tesco Plc: Pricing supplement/release notice
145	18.12.2002	Tesco Plc: Director shareholding
146	17.12.2002	Tesco Plc: Director shareholding
147	11.12.2002	Tesco Plc: Director shareholding
148	06.12.2002	Tesco Plc: Director shareholding
149	06.12.2002	Tesco Plc: Director shareholding
150	04.12.2002	Tesco Plc: Director shareholding
151	04.12.2002	Tesco Plc: Tesco central Europe trip
152	27.11.2002	Tesco Plc: Director shareholding
153	26.11.2002	Tesco Plc: Trading statement
154	25.11.2002	Tesco Plc: Additional listing/release notice
155	20.11.2002	Tesco Plc: Director shareholding
156	18.11.2002	Tesco Plc: Director shareholding

No	Date	Document Description
157	13.11.2002	Tesco Plc: Director shareholding
158	20.12.2001	Tesco Plc: Director shareholding
159	19.12.2001	Tesco Plc: Director shareholding
160	17.12.2001	Tesco Plc: Director shareholding
161	14.12.2001	Tesco Plc: Director shareholding
162	13.12.2001	Tesco Plc: Holding by employee share scheme
163	13.12.2001	Tesco Plc: Director shareholding
164	12.12.2001	Tesco Plc: Holding by Tesco Employees Share Scheme Trustees Ltd
165	10.12.2001	Tesco Plc: Holding by Tesco Employees Share Scheme Trustees Ltd
166	10.12.2001	Tesco Plc: Director shareholding
167	05.12.2001	Tesco Plc: Director shareholding
168	03.12.2001	Tesco Plc: Director shareholding
169	30.11.2001	Tesco Plc: Holding by Tesco Employees Share Scheme Trustees Ltd
170	30.11.2001	Tesco Plc: Holding by Employee Share Scheme Trust Ltd
171	28.11.2001	Tesco Plc: Scrip dividend scheme/release notice
172	28.11.2001	Tesco Plc: Joint venture with Sime Darby
173	27.11.2001	Tesco Plc: Trading statement
174	23.11.2001	Tesco Plc: Application for additional listing
175	21.11.2001	Tesco Plc: Director shareholding

No	Date	Document Description
176	16.11.2001	Tesco Plc: Director shareholding
177	09.11.2001	Tesco Plc: Director shareholding
178	08.11.2001	Tesco Plc: Director shareholding
179	06.11.2001	Tesco Plc: Pricing supplement/release notice
180	02.11.2001	Tesco Plc: Director shareholding
181	25.10.2001	Tesco Plc: Director shareholding
182	22.10.2001	Tesco Plc: £10m FRN due 2004/release notice
183	22.10.2001	Tesco Plc: Director shareholding
184	11.10.2001	Tesco Plc: Director shareholding
185	08.10.2001	Tesco Plc: Director shareholding
186	05.10.2001	Tesco Plc: Director shareholding
187	27.09.2001	Tesco Plc: Director shareholding
188	25.09.2001	Tesco Plc: Benefits Information
189	20.09.2001	Tesco Plc: Director shareholding
190	20.09.2001	Tesco Plc: Director shareholding
191	18.09.2001	Tesco Plc: Benefits information
192	18.09.2001	Tesco Plc: Interim results to 11.08.2001
193	14.09.2001	Tesco Plc: Director shareholding
194	11.09.2001	Tesco Plc: Report and accounts 2001/release notice
195	07.09.2001	Tesco Plc: Director shareholding

No	Date	Document Description
196	29.08.2001	Tesco Plc: Director shareholding
197	29.08.2001	Tesco Plc: Director shareholding
198	29.08.2001	Tesco Plc: Tesco brokers
199	29.08.2001	Tesco Plc: Issue of £100m 6.00 % notes due 2008/release notice
200	23.08.2001	Tesco Plc: Director shareholding
201	15.08.2001	Tesco Plc: Director shareholding
202	13.08.2001	Tesco Plc: Director shareholding
203	09.08.2001	Tesco Plc: Director shareholding
204	09.08.2001	Tesco Plc: Director shareholding
205	07.08.2001	Tesco Plc: Issue of Y50BN 0.70% notes due 2006/release notice
206	07.08.2001	Tesco Plc: Acquisition of majority stake in nutri centre
207	06.08.2001	Tesco Plc: Pre-close statement
208	02.08.2001	Tesco Plc: Director shareholding
209	30.07.2001	Tesco Plc: Formal notice
210	30.07.2001	Tesco Plc: £3bn Euro Note Programme/release notice
211	25.07.2001	Tesco Plc: Director shareholding
212	18.07.2001	Tesco Plc: Director shareholding
213	11.07.2001	Tesco Plc: Director shareholding
214	06.07.2001	Tesco Plc: Director shareholding

No	Date	Document Description
215	04.07.2001	Tesco Plc: Director shareholding
216	02.07.2001	Tesco Plc: Director shareholding
217	02.07.2001	Tesco Plc: Director shareholding
218	28.06.2001	Tesco Plc: Director shareholding
219	27.06.2001	Tesco Plc: Application for additional listing
220	25.06.2001	Tesco Plc: Director shareholding
221	25.06.2001	Tesco Plc: Tesco.com moves into US
222	21.06.2001	Tesco Plc: Director shareholding
223	18.06.2001	Tesco Plc: Director shareholding
224	15.06.2001	Tesco Plc: Trading statement
225	14.06.2001	Tesco Plc: Director shareholding
226	13.06.2001	Tesco Plc: £150m 6% notes due 2008/release notice
227	07.06.2001	Tesco Plc: Director shareholding
228	04.06.2001	Tesco Plc: Director shareholding
229	30.05.2001	Tesco Plc: Director shareholding
230	30.05.2001	Tesco Plc: Director shareholding
231	30.05.2001	Tesco Plc: Issue of £30m floating rate notes due 2006/release notice
232	30.05.2001	Tesco Plc: £150m 6% notes due 2006/release notice
233	24.05.2001	Tesco Plc: Director shareholding

No	Date	Document Description
234	18.05.2001	Tesco Plc: Director shareholding
235	16.05.2001	Tesco Plc: Director shareholding
236	14.05.2001	Tesco Plc: Director shareholding
237	14.05.2001	Tesco Plc: Director shareholding
238	09.05.2001	Tesco Plc: Director shareholding
239	03.05.2001	Tesco Plc: Director shareholding
240	01.05.2001	Tesco Plc: Director shareholding
241	26.04.2001	Tesco Plc: Director shareholding
242	26.04.2001	Tesco Plc: Director shareholding
243	23.04.2001	Tesco Plc: Director shareholding amendment
244	20.04.2001	Tesco Plc: Director shareholding
245	18.04.2001	Tesco Plc: Director shareholding
246	17.04.2001	Tesco Plc: Benefits Information
247	12.04.2001	Tesco Plc: Director shareholding
248	11.04.2001	Tesco Plc: Director shareholding
249	11.04.2001	Tesco Plc: Director shareholding
250	10.04.2001	Tesco Plc: Benefits Information
251	10.04.2001	Tesco Plc: Year end results to 24/02/2001
252	09.04.2001	Tesco Plc: Director shareholding
253	06.04.2001	Tesco Plc: Director shareholding amendment
254	05.04.2001	Tesco Plc: Director shareholding

No	Date	Document Description
255	05.04.2001	Tesco Plc: Director shareholding
256	29.03.2001	Tesco Plc: Director shareholding
257	29.03.2001	Tesco Plc: Director shareholding
258	22.03.2001	Tesco Plc: Director shareholding
259	22.03.2001	Tesco Plc: Director shareholding
260	20.03.2001	Tesco Plc: Director shareholding
261	09.03.2001	Tesco Plc: Director shareholding
262	09.03.2001	Tesco Plc: Director shareholding
263	06.03.2001	Tesco Plc: Notice of meeting/release notice
264	26.02.2001	Tesco Plc: Application for additional listing
265	23.02.2001	Tesco Plc: Director shareholding
266	22.02.2001	Tesco Plc: Director shareholding
267	21.02.2001	Tesco Plc: Director shareholding
268	21.02.2001	Tesco Plc: Director shareholding
269	21.02.2001	Tesco Plc: Director shareholding
270	21.02.2001	Tesco Plc: Director shareholding
271	20.02.2001	Tesco Plc: Director shareholding
272	19.02.2001	Tesco Plc: Application for additional listing
273	19.02.2001	Tesco Plc: Pre-close season briefings
274	16.02.2001	Tesco Plc: Director shareholding
275	14.02.2001	Tesco Plc: Director shareholding

No	Date	Document Description
276	12.02.2001	Tesco Plc: Director shareholding
277	09.02.2001	Tesco Plc: Director shareholding
278	07.02.2001	Tesco Plc: Director shareholding
279	07.02.2001	Tesco Plc: Director shareholding
280	06.02.2001	Tesco Plc: Director shareholding
281	02.02.2001	Tesco Plc: Director shareholding
282	30.01.2001	Tesco Plc: Director shareholding
283	30.01.2001	Tesco Plc: Director shareholding
284	29.01.2001	Tesco Plc: Director shareholding
285	23.01.2001	Tesco Plc: Director shareholding
286	19.01.2001	Tesco Plc: Director shareholding
287	18.01.2001	Tesco Plc: Director shareholding
288	17.01.2001	Tesco Plc: Director shareholding
289	16.01.2001	Tesco Plc: Director shareholding
290	15.01.2001	Tesco Plc: Trading statement
291	09.01.2001	Tesco Plc: Director shareholding
292	03.01.2001	Tesco Plc: Director shareholding

MEMORANDUM

FROM	Mary Cook	TO	Sian Deane Accounts Payable
DEPT	Company Secretary's		
DATE	26th March, 2002	CC	Peter Roberson Corp. Accounts
REF	MKC EXT 51761		

EXECUTIVE SHARE OPTION SCHEME (1984)
UNAPPROVED EXECUTIVE SHARE OPTION SCHEME (1996)

Re: See Attached List

Please note that there will be a telephonic transfer to the Tesco PLC bank account today for the sum of £80,225.00. This payment is from NatWest Investments, in respect of executives who have exercised their options.

Mary Cook
Share Schemes Administrator

NAME	NUMBER OF SHARES
Mr George Godwin Marston Applecross Lenchwick Evesham Worcestershire WR11 4TG	30,000
Mr George Godwin Marston Applecross Lenchwick Evesham Worcestershire WR11 4TG	12,000
Mr Tibor Zelles Gyor Egyenloseg UT14 Hungary 9027	4,500
Mr Tibor Zelles Gyor Egyenloseg UT14 Hungary 9027	6,000
Mr Tibor Zelles Gyor Egyenloseg UT14 Hungary 9027	15,000
TOTAL	**67,500**

M

CHFP041

Please do not write in this margin

Please complete legibly, preferably in black type or bold block lettering

* Insert full name of company

COMPANIES FORM No. 395 A/C 004 00071

395

Particulars of a mortgage or charge

Pursuant to section 395 of the Companies Act 1985

ACCOUNTS 16 AUG 2001 RECEIVED

A fee of £10 is payable to Companies House in respect of each register entry for a mortgage or charge.

To the Registrar of Companies
(Address overleaf - Note 6)

For official use 4

Company number: 00445790

Name of company

* Tesco PLC of Tesco House, Delamere Road, Cheshunt, Herts EN8 9SL (*Tesco UK*)

Date of creation of the charge

31 July 2001

Description of the instrument (if any) creating or evidencing the charge (note 2)

Primary Obligor Guarantee, Undertaking and Indemnity Deed (the *Deed*)

Amount secured by the mortgage or charge

1. Tesco UK's obligations under the Deed; and
2. The payments and discharge of the Guaranteed Amounts.

Please see continuation sheet for definitions of capitalised terms.

04 JAN 20 AM 7:21

Names and addresses of the mortgagees or persons entitled to the charge

Deutsche International Finance (Ireland) Limited of Guild House, International Financial Services Centre, Guild Street, Dublin 1, Republic of Ireland (*DBI*)

Postcode

Presentor's name, address and reference (if any):
FRESHFIELDS BRUCKHAUS DERINGER
65 FLEET STREET, LONDON
ENGLAND EC4Y 1HS
DX 23 LONDON/CHANCERY LANE

For official use
Mortgage section | Post room

LD4 COMPANIES HOUSE 0330 16/08/01

Time critical reference
Tesco plc

Short particulars of all the property mortgaged or charged

Tesco UK, with full title guarantee, charges by way of first fixed charge in favour of DBI:

(i) all Tesco UK's right, title and interest in and to the obligation of DBAG NZ to pay the aggregate of the amounts (if any) determined in accordance with clause 9.3 of the First Forward Purchase Agreement and clause 9.3 of the Second Forward Purchase Agreement; and

(ii) any proceeds of the obligations referred to in paragraph (i) above,

together the ***Charged Assets***.

Please see continuation sheet for definitions of capitalised terms.

Please do not write in this margin

Please complete legibly, preferably in black type or bold block lettering

Particulars as to commission allowance or discount (note 3)

Nil

Signed Freshfields Bruckhaus Deringer Date 16 August 2001

On behalf of ~~[company]~~ [mortgagee/~~chargee~~]*

*Delete as appropriate

Notes.

1. The original instrument (if any) creating or evidencing the charge, together with these prescribed particulars correctly completed must be delivered to the Registrar of Companies within 21 days after the date of creation of the charge (section 395). If the property is situated and the charge was created outside the United Kingdom delivery to the Registrar must be effected within 21 days after the date on which the instrument could in due course of post, and if dispatched with due diligence, have been received in the United Kingdom (section 398). A copy of the instrument creating the charge will be accepted where the property charged is situated and the charge was created outside the United Kingdom (section 398) and in such cases the copy must be verified to be a correct copy either by the company or by the person who has delivered or sent the copy to the registrar. The verification must be signed by or on behalf of the person giving the verification and where this is given by a body corporate it must be signed by an officer of that body. A verified copy will also be accepted where section 398(4) applies (property situate in Scotland or Northern Ireland) and Form No. 398 is submitted.

2. A description of the instrument, eg "Trust Deed", "Debenture", "Mortgage" or "Legal charge", etc, as the case may be, should be given.

3. In this section there should be inserted the amount or rate per cent. of the commission, allowance or discount (if any) paid or made either directly or indirectly by the company to any person in consideration of his;
   (a) subscribing or agreeing to subscribe, whether absolutely or conditionally, or
   (b) procuring or agreeing to procure subscriptions, whether absolute or conditional, for any of the debentures included in this return. The rate of interest payable under the terms of the debentures should not be entered.

4. If any of the spaces in this form provide insufficient space the particulars must be entered on the prescribed *continuation sheet.*

5. Cheques and Postal Orders are to be made payable to **Companies House.**

6. The address of the Registrar of Companies is:-

   Companies House, Crown Way, Cardiff CF4 3UZ.

COMPANIES FORM No. 395 (Cont.) AND FORM No. 410 (Scot) (Cont.)

Please do not write in this margin

Particulars of a mortgage or charge (continued)

Continuation sheet No 1
to Forms Nos 395 and 410 (Scot)

Company number

00445790

Please complete legibly, preferably in black type, or bold block lettering

Name of company

Tesco PLC

~~Limited~~*

*Delete if inappropriate

Description of the instrument creating or evidencing the mortgage or charge (continued) (note 2)

DEFINITIONS OF CAPITALISED TERMS

DBAG NZ means Deutsche Bank AG, acting through its New Zealand branch of Level 6, Price Waterhouse Centre, 66 Wyndham Street, Auckland, New Zealand;

DBAG Seoul means Deutsche Bank AG, acting through its Seoul branch of Sei-An Building, 116 Shinmoonro-1 ka, Seoul 110-700, Korea;

DB SPV means Wolbu Beteiligungsgesellschaft mbH of Grosse Gallusstrasse 10-14, 60272 Frankfurt am Main, Germany;

DB SPV 2 means Bibo Zweite Vermögensverwaltungsgesellschaft mbH of Elisabethenstrasse 2, 65760 Eschbon, Germany;

First Closing Date means 8 December 2000;

First Forward Purchase Agreement means the agreement between DBAG NZ and Tesco UK dated the First Closing Date under which DBAG NZ agrees, subject to its terms, to transfer the SPV Share Capital to Tesco UK, as amended on the Second Closing Date pursuant to the FPA Deed of Amendment;

Forward Purchase Agreement means the First Forward Purchase Agreement or the Second Forward Purchase Agreement (as the case may be);

FPA Deed of Amendment means a deed among the parties to, and amending, the First Forward Purchase Agreement entered or to be entered into on or about 13 July 2001;

Guaranteed Amounts means any amount expressed to be due under or in connection with the Loan Agreement (including for the avoidance of doubt any amount expressed to be due under clauses 5, 6, 10 and 11 of the Loan Agreement) and including any claims in the nature of such principal or interest which DBI may have against TK which relate to the Loan Agreement (including without prejudice to the generality of the foregoing for misrepresentation, payment by mistake or money had and received);

Loan means the aggregate principal amount of the borrowings by TK under the Loan Agreement or the aggregate principal amount for the time being outstanding of those borrowings and excludes, for the avoidance of doubt, any interest or other amounts payable by TK under the Loan Agreement;

Loan Agreement means the agreement between TK and DBAG Seoul dated 6 December 2000 (as amended by the Loan Amendment Agreement) under which DBAG Seoul agrees, subject to its terms, to advance the Loan to TK, the rights of DBAG Seoul under the Loan Agreement having been assigned to DBI on 31 July 2001;

Please do not write in this margin

Please complete legibly, preferably in black type, or bold block lettering.

Loan Amendment Agreement means the amendment agreement dated 13 July 2001 between TK and DBAG Seoul amending various terms in the Loan Agreement;

Second Closing Date means 16 July 2001;

Second Forward Purchase Agreement means the agreement between DBAG NZ and Tesco UK dated the Second Closing Date under which DBAG NZ agrees, subject to its terms, to transfer the SPV 2 Share Capital to Tesco UK;

SPV Share Capital means the share in DB SPV having a par value of €26,000;

SPV 2 Share Capital means the share in DB SPV 2 having a par value of €25,000;

TK means Samsung Tesco Co., Ltd. of Kangnam P.O. Box 773, Seoul, Korea.



FILE COPY

CERTIFICATE OF THE REGISTRATION OF A MORTGAGE OR CHARGE

Pursuant to section 401(2) of the Companies Act 1985

COMPANY No. 00445790

THE REGISTRAR OF COMPANIES FOR ENGLAND AND WALES HEREBY CERTIFIES THAT A PRIMARY OBLIGOR GUARANTEE,UNDERTAKING AND INDEMNITY DEED DATED THE 31st JULY 2001 AND CREATED BY TESCO PLC FOR SECURING ALL MONIES DUE OR TO BECOME DUE FROM THE COMPANY TO DEUTSCHE INTERNATIONAL FINANCE (IRELAND) LIMITED UNDER THE DEED AND THE PAYMENTS AND DISCHARGE OF THE GUARANTEED AMOUNTS (AS DEFINED) WAS REGISTERED PURSUANT TO CHAPTER 1 PART XII OF THE COMPANIES ACT 1985 ON THE 16th AUGUST 2001.

GIVEN AT COMPANIES HOUSE, CARDIFF THE 20th AUGUST 2001.


REGISTRAR OF COMPANIES FOR ENGLAND AND WALES
CH

THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES




CH
Companies House
for the record

OFFERING CIRCULAR

TESCO

TESCO PLC

(incorporated with limited liability in England with registered number 445790)

£3,000,000,000

Euro Note Programme

On 17th July, 1997 Tesco PLC (the "Issuer") established its Euro Note Programme (the "Programme"). This Offering Circular (the "Offering Circular") supersedes all previous offering circulars issued in connection with the Programme with respect to Notes (as defined below) issued under the Programme on or after the date of this Offering Circular. This does not affect any Notes already in issue.

Under the Programme the Issuer may from time to time issue notes (the "Notes") denominated in any currency agreed between the Issuer and the relevant Dealer (as defined below).

Application has been made to the Financial Services Authority in its capacity as competent authority under the Financial Services Act 1986 (the "UK Listing Authority") for Notes issued during the period of 12 months from the date of this Offering Circular to be admitted to the official list of the UK Listing Authority (the "Official List") and to the London Stock Exchange plc (the "London Stock Exchange") for such Notes to be admitted to trading on the London Stock Exchange's market for listed securities. Admission to the Official List together with admission to trading on the London Stock Exchange's market for listed securities constitutes official listing on the London Stock Exchange. Notice of the aggregate nominal amount of Notes, interest (if any) payable in respect of Notes, the issue price of Notes and any other terms and conditions not contained herein which are applicable to each Tranche (as defined on page 22) of Notes will be set forth in a pricing supplement (the "Pricing Supplement") which, with respect to Notes to be admitted to the Official List and to be admitted to trading on the London Stock Exchange's market for listed securities, will be delivered to the UK Listing Authority and to the London Stock Exchange on or before the date of issue of the Notes of such Tranche or such later date as the UK Listing Authority and the London Stock Exchange may agree.

The Programme provides that Notes may be listed on such other or further stock exchange(s) as may be agreed between the Issuer and the relevant Dealer. The Issuer may also issue unlisted Notes.

Notes issued under the Programme have been rated Aa3 (in the case of Notes having an initial maturity of 1 year or more) and Prime-1 (in the case of Notes having an initial maturity of less than 1 year) by Moody's Investors Service Limited ("Moody's") and have been given a senior unsecured debt rating of AA- (in the case of Notes having a residual maturity of 1 year or more) and F1+ (in the case of Notes having a residual maturity of less than 1 year) by Fitch Ratings Ltd. ("Fitch Ratings"). Tranches of Notes issued under the Programme may be rated or unrated. Where a tranche of Notes is rated, such rating will not necessarily be the same as the ratings assigned to the Notes. A security rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.

Arranger
MORGAN STANLEY

Dealers

BARCLA	**BNP PARIBAS**
CREDIT	***DEUTSCHE BANK***
GOLDMA	***HSBC***
MORGAN	**NION SECURITIES**
THE RO	***N SMITH BARNEY***

The date

The Notes may be issued on a continuing basis to one or more of the Dealers specified on page [8] and any additional Dealer appointed under the Programme from time to time, which appointment may be for a specific issue or on an ongoing basis (each a "Dealer" and together the "Dealers"). References in this Offering Circular to the "relevant Dealer" shall, in the case of an issue of Notes being (or intended to be) subscribed by more than one Dealer, be to all Dealers agreeing to purchase such Notes.

The Notes of each Tranche will initially be represented by a temporary global Note which will be deposited on the issue date thereof with a common depositary on behalf of Clearstream Banking, société anonyme ("Clearstream, Luxembourg") and Euroclear Bank S.A./N.V. as operator of the Euroclear System ("Euroclear") and/or any other agreed clearing system and which will be exchangeable, as specified in the applicable Pricing Supplement, for either a permanent global Note or Notes in definitive form, in each case upon certification as to non-U.S. beneficial ownership as required by U.S. Treasury regulations. A permanent global Note will be exchangeable for definitive Notes upon request (unless otherwise specified in the applicable Pricing Supplement), all as further described in "Form of the Notes" below.

The Issuer may agree with any Dealer that Notes may be issued in a form not contemplated by the Terms and Conditions of the Notes herein, in which event (except in the case of unlisted Notes) supplementary listing particulars or further listing particulars, if appropriate, will be made available which will describe the effect of the agreement reached in relation to such Notes.

The Issuer accepts responsibility for the information contained in this Offering Circular. To the best of the knowledge and belief of the Issuer (having taken all reasonable care to ensure that such is the case) the information contained in this Offering Circular is in accordance with the facts and does not omit anything likely to affect the import of such information.

Any reference in this document to Listing Particulars (defined below) means this document excluding all information incorporated by reference. The Issuer has confirmed that any information incorporated by reference, including any such information to which readers of this document are expressly referred, has not been and does not need to be included in the Listing Particulars to satisfy the requirements of the Financial Services Authority or its listing rules. The Issuer believes that none of the information incorporated therein by reference conflicts in any material respect with the information included in the Listing Particulars.

This Offering Circular is to be read in conjunction with all documents which are deemed to be incorporated herein by reference (see "Documents Incorporated by Reference" below) (provided, however, that such incorporated documents do not form part of the Listing Particulars). This Offering Circular shall, save as specified herein, be read and construed on the basis that such documents are so incorporated and form part of this Offering Circular but not part of the Listing Particulars.

Copies of this Offering Circular, which comprises listing particulars approved by the UK Listing Authority as required by the Financial Services Act 1986 (the "Listing Particulars") in relation to Notes listed on the Official List and issued during the period of 12 months from the date of this Offering Circular, have been delivered for registration to the Registrar of Companies in England and Wales as required by Section 149 of that Act. Copies of each Pricing Supplement (in the case of Notes to be admitted to the Official List of the UK Listing Authority) will be available from FT Business Research Centre, operated by FT Electronic Publishing, at Fitzroy House, 13-15 Epworth Street, London EC2A 4DL and from the office set out below of the Trustee (as defined herein) and the specified office of each of the Paying Agents (as defined herein).

Neither any Dealer nor the Trustee has separately verified the information contained herein. Accordingly, no representation, warranty or undertaking, express or implied, is made and no responsibility or liability is accepted by any Dealer or the Trustee as to the accuracy or completeness of the information contained in this Offering Circular or any other information provided by the Issuer in connection with the Programme or the Notes or their distribution. The statements made in this paragraph are made without prejudice to the responsibility of the Issuer under the Programme.

No person is or has been authorised to give any information or to make any representation not contained in or not consistent with this Offering Circular or any other information supplied in connection with the Programme or the Notes and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer, any Dealer or the Trustee.

Neither this Offering Circular nor any other information supplied in connection with the Programme or any Notes (i) is intended to provide the basis of any credit or other evaluation or (ii) should be considered as a recommendation or as constituting an invitation or offer by the Issuer, any Dealer or the Trustee that any recipient of this Offering Circular or any other information supplied in connection with the Programme or any Notes should purchase any Notes. Each investor contemplating purchasing any Notes should make its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness, of the Issuer. Neither this Offering Circular nor any other information supplied in connection with the Programme or the issue of any Notes constitutes an offer by or on behalf of the Issuer or any of the Dealers or the Trustee to any person to subscribe for or to purchase any Notes.

The delivery of this Offering Circular does not at any time imply that the information contained herein concerning the Issuer is correct at any time subsequent to the date hereof or that any other information supplied in connection with the Programme is correct as at any time subsequent to the date indicated in the document containing the same. The Dealers and the Trustee expressly do not undertake to review the financial condition or affairs of the Issuer during the life of the Programme. Investors should review, *inter alia*, the most recently published audited annual financial statements and, if published later, the most recently published interim financial statements (if any) of the Issuer when deciding whether or not to purchase any Notes.

The distribution of this Offering Circular and the offer or sale of Notes may be restricted by law in certain jurisdictions. The Issuer, the Dealers and the Trustee do not represent that this document may be lawfully distributed, or that any Notes may be lawfully offered, in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by the Issuer, the Dealers or the Trustee (save for the approval of this document (and all previous offering circulars relating to the Programme) as Listing Particulars by the UK Listing Authority and delivery of copies of this document (and all such previous offering circulars) to the Registrar of Companies in England and Wales) which would permit a public offering of any Notes or distribution of this document in any jurisdiction where action for that purpose is required. Accordingly, no Notes may be offered or sold, directly or indirectly, and neither this Offering Circular nor any advertisement or other offering material may be distributed or published in any jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations and the Dealers have represented or, as the case may be, will be required to represent that all offers and sales by them will be made on the same terms. Persons into whose possession this Offering Circular or any Notes come must inform themselves about, and observe, any such restrictions. In particular, there are restrictions on the distribution of this Offering Circular and the offer or sale of Notes in the United States, the United Kingdom, Japan, France and Germany (see "Subscription and Sale" below).

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended, (the "Securities Act") and are subject to certain U.S. tax law requirements. Subject to certain exceptions, Notes may not be offered, sold or delivered within the United States or to U.S. persons (see "Subscription and Sale" below).

All references in this document to "Sterling" and "£" refer to the currency of the United Kingdom, those to "U.S. dollars", "U.S.$" and "$" refer to the currency of the United States of America, those to "Swiss francs" refer to the currency of Switzerland and those to "euro" and "€" refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty establishing the European Community, as amended.

In connection with the issue and distribution of any Tranche of Notes, the Dealer (if any) disclosed as the stabilising manager in the applicable Pricing Supplement may over-allot or effect transactions which stabilise or maintain the market price of the Notes of the Series (as defined below) of which such Tranche forms part at a level which might not otherwise prevail. Such stabilising, if commenced, may be discontinued at any time. Such stabilising shall be in compliance with all relevant laws and regulations.

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

The following documents shall be deemed to be incorporated in, and to form part of, this Offering Circular (provided however that such incorporated documents do not form a part of the Listing Particulars):

(a) the most recently published audited annual financial statements and, if published later, the most recently published interim financial statements (if any) of the Issuer; and

(b) all supplements to this Offering Circular circulated by the Issuer from time to time in accordance with the provisions of the Dealer Agreement as described below,

save that any statement contained herein or in a document which is deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purpose of this Offering Circular (but not the Listing Particulars) to the extent that a statement contained in any such subsequent document which is deemed to be incorporated by reference herein modifies or supersedes such earlier statement (whether expressly, by implication or otherwise).

The Issuer will provide, without charge, to each person to whom a copy of this Offering Circular has been delivered, upon the request of such person, a copy of any or all of the documents deemed to be incorporated herein by reference unless such documents have been modified or superseded as specified above. Requests for such documents should be directed to the Issuer at its registered office set out at the end of this Offering Circular. In addition, such documents will be available from the principal office in England of Morgan Stanley & Co. International Limited in its capacity as listing agent (the "London Listing Agent") for Notes listed on the Official List.

The Issuer has undertaken to the Dealers in the Dealer Agreement (as defined in "Subscription and Sale" below) to comply with sections 147 and 149 of the Financial Services Act 1986, as amended.

If the terms of the Programme are modified in a manner which would make this Offering Circular, as so modified, inaccurate or misleading in a material respect, a new offering circular will be prepared.

GENERAL DESCRIPTION OF THE PROGRAMME

Under the Programme, the Issuer has issued and may from time to time issue Notes denominated in any currency and having a minimum maturity of one month, subject as set out herein. A summary of the terms and conditions of the Programme and the Notes appears below. The applicable terms of any Notes have been or will be agreed between the Issuer and the relevant Dealer prior to the issue of the Notes and have been or will be set out in the Terms and Conditions of the Notes endorsed on, attached to, or incorporated by reference into, the Notes, as modified and supplemented by the applicable Pricing Supplement attached to, or endorsed on, such Notes, as more fully described under "Form of the Notes" below.

The maximum aggregate nominal amount of all Notes from time to time outstanding under the Programme will not exceed £3,000,000,000 (or its equivalent in other currencies calculated as described herein). A description of the restrictions applicable at the date of this Offering Circular relating to the maturity or denominations of certain Notes is set out on pages 8 and 10, respectively.

This Offering Circular and any supplement to it will only be valid for listing Notes on the Official List during the period of 12 months from the date of this Offering Circular in an aggregate nominal amount which, when added to the aggregate nominal amount then outstanding of all Notes previously or simultaneously issued under the Programme, does not exceed £3,000,000,000 or its equivalent in other currencies. For the purpose of calculating the Sterling equivalent of the aggregate nominal amount of Notes issued under the Programme from time to time:

(a) the Sterling equivalent of Notes denominated in another Specified Currency (as specified in the applicable Pricing Supplement, see under "Form of the Notes" on page 12) shall be determined, at the discretion of the Issuer, either as of the date on which agreement is reached for the issue of Notes or on the preceding day on which commercial banks and foreign exchange markets are open for business in London, in each case on the basis of the spot rate for the sale of Sterling against the purchase of such Specified Currency in the London foreign exchange market quoted by any leading international bank selected by the Issuer on the relevant day of calculation;

(b) the Sterling amount of Dual Currency Notes, Index Linked Notes and Partly Paid Notes (each as specified in the applicable Pricing Supplement, see under "Form of the Notes" on page 12) shall be calculated (where relevant, in the manner specified in (a) above) by reference to the original nominal amount on issue of such Notes (in the case of Partly Paid Notes regardless of the subscription price paid); and

(c) the Sterling amount of Zero Coupon Notes (as specified in the applicable Pricing Supplement, see under "Form of the Notes" on page 12) and other Notes issued at a discount or a premium shall be calculated (where relevant, in the manner specified in (a) above) by reference to the net proceeds received by the Issuer for the relevant Notes.

SUMMARY OF THE PROGRAMME AND TERMS AND CONDITIONS OF THE NOTES

The following summary does not purport to be complete and is taken from, and is qualified in its entirety by, the remainder of this Offering Circular and, in relation to the terms and conditions of any particular Tranche of Notes, the applicable Pricing Supplement. Words and expressions defined in "Form of the Notes" and "Terms and Conditions of the Notes" below shall have the same meanings in this summary.

Issuer:	Tesco PLC
Description:	Euro Note Programme
Arranger:	Morgan Stanley & Co. International Limited
Dealers:	Barclays Bank PLC BNP Paribas Credit Suisse First Boston (Europe) Limited Deutsche Bank AG London Goldman Sachs International HSBC Bank plc Morgan Stanley & Co. International Limited Royal Bank of Canada Europe Limited The Royal Bank of Scotland plc Salomon Brothers International Limited* UBS AG, acting through its business group UBS Warburg The Issuer may, from time to time, terminate the appointment of any Dealer under the Programme or appoint Dealers either in relation to the Programme as a whole or in relation to specific issues under the Programme.
Trustee:	Royal Exchange Trust Company Limited
Issuing and Principal Paying Agent:	HSBC Bank plc
Size:	Up to £3,000,000,000 (or its equivalent in other currencies calculated as described herein on page 7) outstanding at any time. The Issuer may increase the amount of the Programme in accordance with the terms of the Dealer Agreement.
Distribution:	Notes may be distributed by way of private or public placement and in each case on a syndicated or non-syndicated basis in accordance with the terms of the Dealer Agreement.
Currencies:	Subject to any applicable legal or regulatory restrictions, such currencies as may be agreed between the Issuer and the relevant Dealer (as indicated in the applicable Pricing Supplement). Each issue of Notes denominated in a currency in respect of which particular laws, guidelines, regulations, restrictions or reporting requirements apply will only be issued in circumstances which comply with such laws, guidelines, regulations, restrictions or reporting requirements from time to time (see "Subscription and Sale" on page 45). Issues of Notes denominated in Swiss francs or carrying a Swiss franc related element with a maturity of more than one year (other than Notes privately placed with a single investor with no publicity) will be effected in compliance with the relevant regulations of the Swiss

* Schroder is a trademark of Schroders Holdings plc and is used under licence by Salomon Brothers International Limited

National Bank based on article 7 of the Federal Law on Banks and Savings Banks of 8th November, 1934 (as amended) and article 15 of the Federal Law on Stock Exchanges and Securities Trading of 24th March, 1995 in connection with article 2, paragraph 2 of the Ordinance of the Federal Banking Commission on Stock Exchanges and Securities Trading on 2nd December, 1996. Under the said regulations, the relevant Dealer or, in the case of a syndicated issue, the lead manager (the "Swiss Dealer"), must be a bank domiciled in Switzerland (which includes branches or subsidiaries of a foreign bank located in Switzerland) or a securities dealer duly licensed by the Swiss Federal Banking Commission pursuant to the Federal Law on Stock Exchanges and Securities Trading of 24th March, 1995. The Swiss Dealer must report certain details of the relevant transaction to the Swiss National Bank no later than the Issue Date of the relevant Notes.

Issues of Notes denominated in Sterling shall comply with all applicable laws and regulations (as amended from time to time) of United Kingdom authorities. See "Banking Act 1987 (Exempt Transactions) Regulations 1997" under "General Information".

Maturities: Such maturities as may be agreed between the Issuer and the relevant Dealer and as indicated in the applicable Pricing Supplement, subject to such minimum or maximum maturities as may be allowed or required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the Issuer or the relevant Specified Currency.

At the date of this Offering Circular, the minimum maturity of all Notes is one month.

Issue Price: Notes may be issued on a fully-paid or a partly-paid basis and at an issue price which is at par or at a discount to, or premium over, par.

Form of Notes: Each Tranche of Notes will initially be represented by a temporary global Note which will be deposited on the relevant Issue Date with a common depositary for Clearstream, Luxembourg and Euroclear and/or any other agreed clearing system and which will be exchangeable, upon request, as described therein for either a permanent global Note or definitive Notes (as indicated in the applicable Pricing Supplement and subject, in the case of definitive Notes, to such notice period as is specified in the applicable Pricing Supplement) in each case not earlier than 40 days after the Issue Date upon certification of non-U.S. beneficial ownership as required by U.S. Treasury regulations. The applicable Pricing Supplement will specify that a permanent global Note either (i) is exchangeable (in whole but not in part) for definitive Notes upon not less than 60 days' notice or (ii) is exchangeable (in whole but not in part) for definitive Notes only upon the occurrence of an Exchange Event, as described in "Form of the Notes" below. Any interest in a global Note will be transferable only in accordance with the rules and procedures for the time being of Clearstream, Luxembourg, Euroclear and/or any other agreed clearing system, as appropriate.

Fixed Rate Notes: Interest on Fixed Rate Notes will be payable on such date or dates as may be agreed between the Issuer and the relevant Dealer (as indicated in the applicable Pricing Supplement) and on redemption, and will be calculated on the basis of such Fixed Day Count Fraction as may be agreed between the Issuer and the relevant Dealer.

Floating Rate Notes:	Floating Rate Notes will bear interest at a rate determined: (i) on the same basis as the floating rate under an interest rate swap transaction in the relevant Specified Currency governed by an agreement incorporating the 2000 ISDA Definitions (as published by the International Swaps and Derivatives Association, Inc., and as amended and updated as at the Issue Date of the first Tranche of the Notes of the relevant Series); or (ii) on the basis of a reference rate appearing on the agreed screen page of a commercial quotation service; or (iii) on such other basis as may be agreed between the Issuer and the relevant Dealer, as indicated in the applicable Pricing Supplement. The Margin (if any) relating to such floating rate will be agreed between the Issuer and the relevant Dealer for each Series of Floating Rate Notes.
Index Linked Notes:	Payments of principal in respect of Index Linked Redemption Notes or of interest in respect of Index Linked Interest Notes will be calculated by reference to such index and/or formula as the Issuer and the relevant Dealer may agree (as indicated in the applicable Pricing Supplement).
Other provisions in relation to Floating Rate Notes and Index Linked Interest Notes:	Floating Rate Notes and Index Linked Interest Notes may also have a maximum interest rate, a minimum interest rate or both (as indicated in the applicable Pricing Supplement). Interest on Floating Rate Notes and Index Linked Interest Notes in respect of each Interest Period, as selected prior to issue by the Issuer and the relevant Dealer, will be payable on such Interest Payment Dates specified in, or determined pursuant to, the applicable Pricing Supplement and will be calculated on the basis of such Floating Day Count Fraction as selected by the Issuer and the relevant Dealer.
Dual Currency Notes:	Payments (whether in respect of principal or interest and whether at maturity or otherwise) in respect of Dual Currency Notes will be made in such currencies, and based on such rates of exchange, as the Issuer and the relevant Dealer may agree (as indicated in the applicable Pricing Supplement).
Zero Coupon Notes:	Zero Coupon Notes will be offered and sold at a discount to their nominal amount and will not bear interest.
Redemption:	The Pricing Supplement relating to each Tranche of Notes will indicate either that the Notes of such Tranche cannot be redeemed prior to their stated maturity (other than in specified instalments (see below), if applicable, or for taxation reasons or following an Event of Default) or that such Notes will be redeemable at the option of the Issuer and/or the Noteholders upon giving not less than 15 nor more than 30 days' irrevocable notice (or such other notice period (if any) as is indicated in the applicable Pricing Supplement) to the Noteholders or the Issuer, as the case may be, on a date or dates specified prior to such stated maturity and at a price or prices and on such terms as are indicated in the applicable Pricing Supplement. The Pricing Supplement may provide that Notes may be redeemable in two or more instalments of such amounts and on such dates as are indicated in the applicable Pricing Supplement.

Unless otherwise permitted by then current laws and regulations, Notes (including Notes denominated in Sterling) in respect of which the issue proceeds are to be accepted by the Issuer in the United Kingdom must have a minimum redemption amount of £100,000 (or its equivalent in other currencies), unless such Notes may not be redeemed until the third anniversary of their Issue Date and are to be admitted to the Official List and admitted to trading on the London Stock Exchange's market for listed securities.

Denomination of Notes:

Notes will be issued in such denominations as may be agreed between the Issuer and the relevant Dealer and as indicated in the applicable Pricing Supplement save that the minimum denomination of each Note will be such as may be allowed or required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the relevant Specified Currency.

Unless otherwise permitted by then current laws and regulations, Notes (including Notes denominated in Sterling) in respect of which the issue proceeds are to be accepted by the Issuer in the United Kingdom will have a minimum denomination of £100,000 (or its equivalent in other currencies), unless such Notes may not be redeemed until the third anniversary of their Issue Date and are to be admitted to the Official List and admitted to trading on the London Stock Exchange's market for listed securities.

Taxation:

All payments in respect of Notes listed on a "recognised stock exchange" (for United Kingdom taxation purposes) will be made without deduction for or on account of withholding taxes imposed within the United Kingdom, subject as provided in Condition 7. Different taxation considerations apply in the case of unlisted Notes (see "United Kingdom Taxation").

Negative Pledge:

The terms and conditions of the Notes contain a negative pledge provision as described in Condition 3.

Cross Default:

The terms and conditions of the Notes contain a cross-default provision as described in Condition 9.

Status of the Notes:

The Notes will constitute direct, unconditional, unsubordinated and (subject to the provisions of Condition 3) unsecured obligations of the Issuer and will rank *pari passu* among themselves and (save for certain debts preferred by law) equally with all other present and future unsecured obligations (other than subordinated obligations, if any) of the Issuer, from time to time outstanding.

Rating:

Unless otherwise specified in the applicable Pricing Supplement, Notes issued or to be issued under the Programme have been rated Aa3 (in the case of Notes having an initial maturity of 1 year or more) and Prime-1 (in the case of Notes having an initial maturity of less than 1 year) by Moody's and have been given a senior unsecured debt rating of AA– (in the case of Notes having a residual maturity of 1 year or more) and F1+ (in the case of Notes having a residual maturity of less than 1 year) by Fitch Ratings.

Listing:

Application has been made to admit Notes issued under the Programme to the Official List and to admit them to trading on the London Stock Exchange's market for listed securities during the period of 12 months from the date of this Offering Circular. The Notes may also be listed on such other or further stock exchange(s) as may be

agreed between the Issuer and the relevant Dealer in relation to each Series.

Unlisted Notes may also be issued (but see "United Kingdom Taxation" for certain important taxation implications of unlisted Notes).

The Pricing Supplement relating to each Tranche of Notes will state whether or not and, if so, on which stock exchange(s) the Notes are to be listed.

Governing Law: The Programme documentation, including the Notes, will be governed by, and construed in accordance with, English law.

Selling Restrictions: There are selling restrictions in relation to the offering and sale of Notes and the distribution of offering material. See "Subscription and Sale" on page 45.

FORM OF THE NOTES

Each Tranche of Notes will initially be represented by a temporary global Note without receipts, interest coupons or talons, which will be delivered to a common depositary for Clearstream, Luxembourg and Euroclear. Whilst any Note is represented by a temporary global Note, payments of principal and interest (if any) due prior to the Exchange Date (as defined below) will be made against presentation of the temporary global Note only to the extent that certification (in a form to be provided) to the effect that the beneficial owners of interests in such Note are not U.S. persons or persons who have purchased for resale to any U.S. person, as required by U.S. Treasury regulations, has been received by Clearstream, Luxembourg and/or Euroclear and Clearstream, Luxembourg and/or Euroclear, as applicable, has given a like certification (based on the certifications it has received) to the Agent. Any reference in this section "Form of the Notes" to Clearstream, Luxembourg and/or Euroclear shall, whenever the context so permits, be deemed to include a reference to any additional or alternative clearing system approved by the Issuer, the Agent and the Trustee.

On and after the date (the "Exchange Date") which is 40 days after the date on which any temporary global Note is issued, interests in such temporary global Note will be exchangeable (free of charge) upon a request as described therein either for interests in a permanent global Note without receipts, interest coupons or talons or for definitive Notes with, where applicable, receipts, interest coupons and talons attached (as indicated in the applicable Pricing Supplement and subject, in the case of definitive Notes, to such notice period as is specified in the applicable Pricing Supplement) in each case against certification of beneficial ownership as described in the second sentence of the immediately preceding paragraph unless such certification has already been given. The holder of a temporary global Note will not be entitled to collect any payment of interest or principal due on or after the Exchange Date unless upon due certification exchange of the temporary global Note is improperly withheld or refused. Pursuant to the Agency Agreement (as defined under "Terms and Conditions of the Notes" below) the Agent shall arrange that, where a further Tranche of Notes is issued, the Notes of such Tranche shall be assigned a common code and ISIN by Clearstream, Luxembourg and Euroclear which are different from the common code and ISIN assigned to Notes of any other Tranche of the same Series until at least 40 days (as notified by the Agent to the relevant Dealer or, in the case of a syndicated issue, the lead manager) after the completion of the distribution of the Notes of such Tranche.

Payments of principal and interest (if any) on a permanent global Note will be made through Clearstream, Luxembourg and/or Euroclear against presentation or surrender (as the case may be) of such permanent global Note without any requirement for certification. The applicable Pricing Supplement will specify that either (i) a permanent global Note will be exchangeable (free of charge), in whole but not in part, for definitive Notes with, where applicable, receipts, interest coupons and talons attached upon not less than 60 days' written notice from Clearstream, Luxembourg and/or Euroclear (acting on the instructions of any holder of an interest in such permanent global Note) to the Agent as described therein or (ii) a permanent global Note will be exchangeable (free of charge), in whole but not in part, for definitive Notes with, where applicable, receipts, interest coupons and talons attached upon the occurrence of an Exchange Event. "Exchange Event" means (i) an Event of Default has occurred and is continuing, (ii) the Issuer has been notified by the Agent that either Clearstream, Luxembourg or Euroclear has been closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or has announced an intention permanently to cease business or has in fact done so and no alternative clearing system is available or (iii) the Issuer has or will become obliged to pay additional amounts as provided for or referred to in Condition 7 which would not be required were the Notes represented by such permanent global Note in definitive form. The Issuer will promptly give notice to Noteholders in accordance with Condition 13 if an Exchange Event occurs. In the event of the occurrence of an Exchange Event, Clearstream, Luxembourg and/or Euroclear (acting on the instructions of any holder of an interest in such permanent global Note) may give notice to the Agent requesting exchange and, in the event of the occurrence of an Exchange Event as described in (iii) above, the Issuer may also give notice to the Agent requesting exchange. Any such exchange shall occur not later than 60 days after the date of receipt of the first relevant notice by the Agent.

Global Notes and definitive Notes will be constituted by, or pursuant to, the Trust Deed and issued in accordance with the provisions of the Agency Agreement.

The following legend will appear on all global Notes, definitive Notes, receipts, interest coupons and talons relating to such Notes:

"Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code."

The Sections referred to provide that United States holders, with certain exceptions, will not be entitled to deduct any loss on Notes, receipts or interest coupons and will not be entitled to capital gains treatment of any gain on any sale, disposition, redemption or payment of principal in respect of Notes, receipts or interest coupons.

FORM OF PRICING SUPPLEMENT

Set out below is the form of Pricing Supplement which will be completed for each Tranche of Notes issued under the Programme:

"*[Date]*

Tesco PLC

Issue of
[Aggregate Nominal Amount of Tranche] [Title of Notes]
under the
£3,000,000,000 Euro Note Programme

[The Notes constitute [commercial paper/shorter term debt securities/longer term debt securities][1] issued in accordance with regulations made under section 4 of the Banking Act 1987. The Issuer of the Notes is not an authorised institution or a European authorised institution (as such terms are defined in the Banking Act 1987 (Exempt Transactions) Regulations 1997). Repayment of the principal and payment of any interest or premium in connection with the Notes has not been guaranteed].[2]

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated [ ]. This Pricing Supplement must be read in conjunction with such Offering Circular.

[Include whichever of the following apply or specify as "Not Applicable" (N/A). Note that the numbering should remain as set out below, even if "Not Applicable" is indicated for individual paragraphs or sub-paragraphs.]

1.	[(i)]	Series Number:	[ ]
	[(ii)	Tranche Number:	[ ] *(If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible)*]
2.	Specified Currency or Currencies:		[ ]
3.	Aggregate Nominal Amount:		
	(i)	Tranche:	[ ]
	(ii)	Series:	[ ]
4.	(i)	Issue Price:	[ ] per cent. of the Aggregate Nominal Amount [plus accrued interest from [*insert date*]] (*in the case of fungible issues only, if applicable*)
	(ii)	Net proceeds:	[ ] *(Required only for listed issues)*
5.	Specified Denominations:		[ ] [ ]

1 Include "commercial paper" if Notes must be redeemed before their first anniversary. Include "shorter term debt securities" if Notes may not be redeemed before their first anniversary but must be redeemed before their third anniversary. Include "longer term debt securities" if Notes may not be redeemed before their third anniversary.

2 Unless otherwise permitted, text to be included for all Notes (including Notes denominated in Sterling) in respect of which the issue proceeds are accepted by the Issuer in the United Kingdom.

6.	[(i)]	Issue Date [and Interest Commencement Date]:	[ ]
	[(ii)	Interest Commencement Date (if different from Issue Date):	[ ]]
7.		Maturity Date:	[*Fixed rate — specify date/ Floating rate* — Interest Payment Date falling in [*specify month*]]
8.		Interest Basis:	[[ ] per cent. Fixed Rate] [[LIBOR/EURIBOR] +/- [ ] per cent. Floating Rate] [Zero Coupon] [Index Linked Interest] [Dual Currency Interest] [*specify other*] (further particulars specified below)
9.		Redemption/Payment Basis:	[Redemption at par] [Index Linked Redemption] [Dual Currency Redemption] [Partly Paid] [Instalment] [*specify other*]
10.		Change of Interest Basis or Redemption/ Payment Basis:	[*Specify details of any provision for change of Notes into another Interest Basis or Redemption/ Payment Basis*]
11.		Put/Call Options:	[Investor Put] [Issuer Call] [(further particulars specified below)]
12.		Listing:	[London/*specify other*/None]
13.		Method of distribution:	[Syndicated/Non-syndicated]

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

14.		Fixed Rate Note Provisions	[Applicable/Not Applicable] *If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i)	Rate[(s)] of Interest:	[ ] per cent. per annum [payable [annually/semi-annually/quarterly] in arrear]
	(ii)	Interest Payment Dates(s):	[[ ] in each year up to and including the Maturity Date]/[*specify other*] (NB: *This will need to be amended in the case of long or short coupons*).
	(iii)	Fixed Coupon Amount(s):	[ ] per [ ] in nominal amount
	(iv)	Broken Amount(s):	[*Insert particulars of any initial or final broken interest amounts which do not correspond with the Fixed Coupon Amount*]
	(v)	Fixed Day Count Fraction:	[Actual/Actual - ISMA or 30/360 or *specify other*]

(vi)	Determination Date(s):	[ ] in each year [*Insert interest payment dates, ignoring issue date or maturity date in the case of a long or short first or last coupon*] *(NB: This will need to be amended in the case of regular interest payment dates which are not of equal duration)* *(NB: Only relevant where Fixed Day Count Fraction is Actual/Actual (ISMA))*
(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	[None/*Give details*]

15.	Floating Rate Note Provisions	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
(i)	Specified Period(s)/Specified Interest Payment Dates:	[ ]
(ii)	Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/ [*specify other*]]
(iii)	Additional Business Centre(s):	[ ]
(iv)	Manner in which the Rate of Interest and Interest Amount is to be determined:	[Screen Rate Determination/ISDA Determination/ *specify other*]
(v)	Party responsible for calculating the Rate of Interest and Interest Amount *(if not the Agent)*:	[ ]
(vi)	Screen Rate Determination:	
	— Reference Rate:	[ ] (*Either LIBOR, EURIBOR or other, although additional information is required if other — including any amendment to fallback provisions in the Agency Agreement)*
	— Interest Determination Date(s):	[ ] (*Second London business day prior to the start of each Interest Period if LIBOR (other than Sterling or euro LIBOR), first day of the Interest Period if Sterling LIBOR and second day on which the TARGET System is open prior to the start of each Interest Period if EURIBOR or euro LIBOR)*
	— Relevant Screen Page:	[ ] (*In the case of EURIBOR, if not Telerate 248 ensure it is a page which shows a composite rate or amend the fall back provisions appropriately*)

(vii)	ISDA Determination:	
	— Floating Rate Option:	[ ]
	— Designated Maturity:	[ ]
	— Reset Date:	[ ]
(viii)	Margin(s):	[+/-] [ ] per cent. per annum
(ix)	Minimum Rate of Interest:	[ ] per cent. per annum
(x)	Maximum Rate of Interest:	[ ] per cent. per annum
(xi)	Floating Day Count Fraction:	[Actual/365 Actual/365 (Fixed) Actual/360 30/360 30E/360 Other]
(xii)	Fall back provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Terms and Conditions:	[ ]

16. Zero Coupon Note Provisions — [Applicable/Not Applicable]
(If not applicable, delete the remaining sub-paragraphs of this paragraph)

(i)	Accrual Yield:	[ ] per cent. per annum
(ii)	Reference Price:	[ ]
(iii)	Any other formula/basis of determining amount payable:	[ ] (*Consider applicable day count fraction if euro denominated*)

17. Index Linked Interest Note Provisions — [Applicable/Not Applicable]
(If not applicable, delete the remaining sub-paragraphs of this paragraph)

(i)	Index/Formula:	[*give or annex details*]
(ii)	Calculation Agent responsible for calculating the principal and/or interest due:	[ ]
(iii)	Provisions for determining coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	[ ]

(iv)	Specified Period(s)/Specified Interest Payment Dates:	[ ]
(v)	Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/ *specify other*]
(vi)	Additional Business Centre(s):	[ ]
(vii)	Minimum Rate of Interest:	[ ] per cent. per annum
(viii)	Maximum Rate of Interest:	[ ] per cent. per annum
(ix)	Day Count Fraction:	[ ]

18. Dual Currency Note Provisions — [Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*

(i)	Rate of Exchange/method of calculating Rate of Exchange:	*[give details]*
(ii)	Calculation Agent, if any, responsible for calculating the principal and/or interest payable:	[ ]
(iii)	Provisions applicable where calculation by reference to Rate of Exchange impossible or impracticable:	[ ]
(iv)	Person at whose option Specified Currency(ies) is/are payable:	[ ]

PROVISIONS RELATING TO REDEMPTION

19. Issuer Call — [Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*

(i)	Optional Redemption Date(s):	[ ]
(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	[ ]
(iii)	If redeemable in part:	
	(a) Minimum Redemption Amount:	[ ]
	(b) Higher Redemption Amount:	[ ]
(iv)	Notice period (if other than as set out in the Conditions):	[ ]

20. Investor Put — [Applicable/Not Applicable]
(If not applicable, delete the remaining sub-paragraphs of this paragraph)

(i) Optional Redemption Date(s): [ ]

(ii) Optional Redemption Amount(s) and method, if any, of calculation of such amount(s): [ ]

(iii) Notice period (if other than as set out in the Conditions): [ ]

21. Final Redemption Amount — [Par/*specify other*/see Appendix]

22. Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 6*(e)*): [ ]

GENERAL PROVISIONS APPLICABLE TO THE NOTES

23. Form of Notes: [Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes [on 60 days' notice given at any time/ only upon an Exchange Event].]

[Temporary Global Note exchangeable for Definitive Notes on and after the Exchange Date.]

24. Additional Financial Centre(s) or other special provisions relating to Payment Dates: [Not Applicable/*give details*]
(*Note that this item relates to the place of payment and not Interest Period end dates to which item 15(iii) and 17(vi) relate*)

25. Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature): [Yes/No. *If yes, give details*]

26. Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and, if different from those specified in the Temporary Global Note, consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment: [Not Applicable/*give details*]
(*NB: New forms of Global Note may be required for Partly Paid Notes*)

27. Details relating to Instalment Notes:

	(i) Instalment Amount(s)	[Not Applicable/*give details*]
	(ii) Instalment Date(s)	[Not Applicable/give details]
28.	Redenomination:	Redenomination [not] applicable (*if Redenomination is applicable, specify full details*)
29.	Other terms or special conditions:	[Not Applicable/*give details*]

DISTRIBUTION

30.	(i) If syndicated, names of Managers:	[Not Applicable/*give names*]
	(ii) Stabilising Manager (if any):	[Not Applicable/*give name*]
31.	If non-syndicated, name of relevant Dealer:	[ ]
32.	Additional selling restrictions:	[Not Applicable/*give details*/Pricing Supplement should include revised U.K. selling restrictions following the Financial Services and Markets Act 2000 coming into force.]

OPERATIONAL INFORMATION

33.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	[Not Applicable/*give name(s) and number(s)*]
34.	Delivery:	Delivery [against/free of] payment
35.	Additional Paying Agent(s) (if any):	[ ]

[36. *Notes in respect of which the issue proceeds are accepted by the Issuer in the United Kingdom and which are to be listed. The text set out below may be deleted if the Issuer is relying on any of Regulation 13(4)(c) to (g), or if the Notes are issued to an institution authorised under the Banking Act 1987.*

The Issuer confirms that it:

(a) has complied with its obligations under the relevant rules (as defined in the Banking Act 1987 (Exempt Transactions) Regulations 1997) in relation to the admission to and continuing listing of the Programme and of any previous issues made under it and listed on the same exchange as the Programme;

(b) will have complied with its obligations under the relevant rules in relation to the admission to listing of such Notes by the time when such Notes are so admitted; and

(c) has not, since the last publication, if any, in compliance with the relevant rules of information about the Programme, any previous issues made under it and listed on the same exchange as the Programme, or the Notes, having made all reasonable enquiries, become aware of any change in circumstances which could reasonably be regarded as significantly and adversely affecting its ability to meet its obligations as Issuer in respect of the Notes as they fall due.]

ISIN:	[ ]
Common Code:	[ ]

LISTING APPLICATION

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the £3,000,000,000 Euro Note Programme of Tesco PLC.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By:...

Duly authorised

If the Pricing Supplement relating to a Tranche of Notes specifies any modification to the Terms and Conditions of the Notes as described herein, it is envisaged that, to the extent that such modification relates only to Conditions 1, 4, 5, 6 (except Condition 6(b)), 10, 11, 12, 13 (insofar as Notes are not listed or admitted to trade on any stock exchange) and 15, they will not necessitate the preparation of a supplementary Offering Circular. If the Terms and Conditions of the Notes of any Series are to be modified in any other respect, a supplementary Offering Circular or a further Offering Circular describing the modification will be prepared, if appropriate.

TERMS AND CONDITIONS OF THE NOTES

The following are the Terms and Conditions of the Notes to be issued on or after 27th July, 2001 and which will be incorporated by reference into each global Note and each definitive Note, in the latter case only if permitted by the relevant stock exchange or other relevant authority (if any) and agreed by the Issuer and the relevant Dealer at the time of issue but, if not so permitted and agreed, such definitive Note will have endorsed thereon or attached thereto such Terms and Conditions. The applicable Pricing Supplement in relation to any Tranche of Notes may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with the following Terms and Conditions, replace or modify the following Terms and Conditions for the purpose of such Notes. The applicable Pricing Supplement (or the relevant provisions thereof) will be endorsed upon, or attached to, each temporary global Note, permanent global Note and definitive Note. Reference should be made to "Form of the Notes" above for the form of Pricing Supplements which will include the meaning of certain terms used in the following Terms and Conditions or specify which of such terms are to apply in relation to the relevant Notes.

This Note is one of a Series (as defined below) of Notes issued by Tesco PLC (the "Issuer") constituted by a Trust Deed (as modified and/or supplemented and/or restated from time to time, the "Trust Deed") dated 17th July, 1997 made between the Issuer and Royal Exchange Trust Company Limited (the "Trustee", which expression shall include any successor as trustee).

References herein to the "Notes" shall be references to the Notes of this Series and shall mean:

(i) in relation to any Notes represented by a global Note, units of the lowest Specified Denomination in the Specified Currency;

(ii) definitive Notes issued in exchange for a global Note; and

(iii) any global Note.

The Notes, the Receipts (as defined below) and the Coupons (as defined below) also have the benefit of an Agency Agreement (as modified and/or supplemented and/or restated from time to time, the "Agency Agreement") dated 27th July, 2001 and made among, the Issuer, HSBC Bank plc, as issuing and principal paying agent and agent bank (the "Agent", which expression shall include any successor agent specified in the applicable Pricing Supplement), the other paying agent named therein (together with the Agent, the "Paying Agents", which expression shall include any additional or successor paying agents) and the Trustee.

Interest bearing definitive Notes (unless otherwise indicated in the applicable Pricing Supplement) have interest coupons ("Coupons") and, if indicated in the applicable Pricing Supplement, talons for further Coupons ("Talons") attached on issue. Any reference herein to Coupons or coupons shall, unless the context otherwise requires, be deemed to include a reference to Talons or talons. Definitive Notes repayable in instalments have receipts ("Receipts") for the payment of the instalments of principal (other than the final instalment) attached on issue.

The Pricing Supplement for this Note (or the relevant provisions thereof) is attached to or endorsed on this Note and supplements these Terms and Conditions and may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with these Terms and Conditions, replace or modify these Terms and Conditions for the purposes of this Note. References to the "applicable Pricing Supplement" are to the Pricing Supplement (or the relevant provisions thereof) attached to or endorsed on this Note.

The Trustee acts for the benefit of the holders of the Notes (the "Noteholders", which expression shall, in relation to any Notes represented by a global Note, be construed as provided below), the holders of the Receipts (the "Receiptholders") and the holders of the Coupons (the "Couponholders", which expression shall, unless the context otherwise requires, include the holders of the Talons), all in accordance with the provisions of the Trust Deed.

As used herein, "Tranche" means Notes which are identical in all respects (including as to listing) and "Series" means a Tranche of Notes together with any further Tranche or Tranches of Notes which are (i) expressed to be consolidated and form a single series and (ii) identical in all respects (including as to listing) except for their respective Issue Dates, Interest Commencement Dates and/or Issue Prices.

The following statements include summaries of, and are subject to, the detailed provisions of the Trust Deed and the applicable Pricing Supplement. Copies of the Trust Deed, the Agency Agreement and the Pricing Supplement applicable to this Note are available for inspection at the principal office of the Trustee, being at 27th July, 2001 at Guildhall House, 81/87 Gresham Street, London EC2V 7QE, and at the specified office of each of the Paying Agents save that a Pricing Supplement relating to an unlisted Note will only be available for inspection by a Noteholder and such Noteholder must produce evidence satisfactory to the Trustee or the relevant Paying Agent, as the case may be, as to identity. The Noteholders, the Receiptholders and the Couponholders are deemed to have notice of, and are entitled to the benefit of, all the provisions of the Trust Deed, the Agency Agreement and the applicable Pricing Supplement which are binding on them.

Words and expressions defined in the Trust Deed or the Agency Agreement or used in the applicable Pricing Supplement shall have the same meanings where used in these Terms and Conditions unless the context otherwise requires or unless otherwise stated and provided that, in the event of any inconsistency between the Agency Agreement and the Trust Deed, the Trust Deed will prevail and, in the event of any inconsistency between the Agency Agreement or the Trust Deed and the applicable Pricing Supplement, the applicable Pricing Supplement will prevail.

1. Form, Denomination and Title

The Notes are in bearer form and, in the case of definitive Notes, serially numbered, in the Specified Currency and the Specified Denomination(s). Notes of one Specified Denomination may not be exchanged for Notes of another Specified Denomination.

This Note is a Fixed Rate Note, a Floating Rate Note, a Zero Coupon Note, an Index Linked Interest Note, a Dual Currency Note or a combination of any of the foregoing, depending upon the Interest Basis shown in the applicable Pricing Supplement.

This Note may be an Index Linked Redemption Note, an Instalment Note, a Dual Currency Redemption Note, a Partly Paid Note or a combination of any of the foregoing, depending on the Redemption/Payment Basis shown in the applicable Pricing Supplement.

Definitive Notes are issued with Coupons attached, unless they are Zero Coupon Notes in which case references to Coupons and Couponholders in these Terms and Conditions are not applicable.

Subject as set out below, title to the Notes, Receipts and Coupons will pass by delivery. The Issuer, the Trustee, the Agent and any Paying Agent may deem and treat the bearer of any Note, Receipt or Coupon as the absolute owner thereof (whether or not overdue and notwithstanding any notice of ownership or writing thereon or notice of any previous loss or theft thereof) for all purposes but, in the case of any global Note, without prejudice to the provisions set out in the next succeeding paragraph.

For so long as any of the Notes is represented by a global Note held on behalf of Clearstream Banking, société anonyme ("Clearstream, Luxembourg") and/or Euroclear Bank S.A./N.V. as operator of the Euroclear System ("Euroclear") each person (other than Clearstream, Luxembourg or Euroclear) who is for the time being shown in the records of Clearstream, Luxembourg or of Euroclear as the holder of a particular nominal amount of such Notes (in which regard any certificate or other document issued by Clearstream, Luxembourg or Euroclear as to the nominal amount of such Notes standing to the account of any person shall be conclusive and binding for all purposes save in the case of manifest error) shall be treated by the Issuer, the Trustee, the Agent and any other Paying Agent as the holder of such nominal amount of such Notes for all purposes other than with respect to the payment of principal or interest on such nominal amount of such Notes, for which purpose the bearer of the relevant global Note shall be treated by the Issuer, the Trustee, the Agent and any other Paying Agent as the holder of such nominal amount of such Notes in accordance with and subject to the terms of the relevant global Note and the expressions "Noteholder" and "holder of Notes" and related expressions shall be construed accordingly. Notes which are represented by a global Note will be transferable only in accordance with the rules and procedures for the time being of Clearstream, Luxembourg or of Euroclear, as the case may be.

References to Clearstream, Luxembourg and/or Euroclear shall, whenever the context so permits, be deemed to include a reference to any additional or alternative clearing system approved by the Issuer, the Trustee and the Agent.

2. Status of the Notes

The Notes and the relative Receipts and Coupons are direct, unconditional, unsubordinated and (subject to the provisions of Condition 3) unsecured obligations of the Issuer and rank *pari passu* among themselves and (save for certain debts preferred by law) equally with all other unsecured obligations (other than subordinated obligations, if any) of the Issuer, from time to time outstanding.

3. *Negative Pledge*

So long as any of the Notes remains outstanding (as defined in the Trust Deed) neither the Issuer nor any of its Subsidiaries (as defined in the Trust Deed) will create any mortgage, charge, pledge, lien or other security interest on any of its present or future undertaking or assets or enter into any arrangement, the practical effect of which is to grant similar security, in either case in respect of (i) any Obligation of the Issuer or any other person or (ii) any guarantee or indemnity in respect of any Obligation of the Issuer or any other person, without at the same time securing the Notes, the Receipts and the Coupons and all amounts payable under the Trust Deed equally and rateably therewith to the satisfaction of the Trustee or providing such other security therefor which the Trustee in its absolute discretion shall deem not materially less beneficial to the Noteholders or as shall be approved by an Extraordinary Resolution (as defined in the Trust Deed) of the Noteholders.

"Obligation" means any present or future indebtedness evidenced by notes, bonds, debentures (as defined in Section 744 of the Companies Act 1985) or other securities which, except where it is the intention of the Issuer or the relevant Subsidiary that such securities will not be so quoted or traded, are, at the request or with the concurrence of the Issuer or such Subsidiary, quoted or traded for the time being on any stock exchange or other generally recognised market for securities, excluding any secured loan stock listed on the Official List denominated or payable in Sterling and initially distributed primarily to investors in the United Kingdom.

4. Interest

(a) Interest on Fixed Rate Notes

Each Fixed Rate Note bears interest on its nominal amount (or, if it is a Partly Paid Note, the amount paid up) from (and including) the Interest Commencement Date at the rate(s) per annum equal to the Rate(s) of Interest payable in arrear on the Interest Payment Date(s) in each year and on the Maturity Date if that does not fall on an Interest Payment Date.

Except as provided in the applicable Pricing Supplement, the amount of interest payable on each Interest Payment Date will amount to the Fixed Coupon Amount. Payments of interest on any Interest Payment Date in respect of the Fixed Interest Period ending on (but excluding) such date will, if so specified in the applicable Pricing Supplement, amount to the Broken Amount(s) so specified.

As used in these Terms and Conditions, "Fixed Interest Period" means the period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date.

If interest is required to be calculated for a period other than a Fixed Interest Period, such interest shall be calculated by applying the Rate of Interest to each Specified Denomination, multiplying such sum by the applicable Fixed Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention.

In these Terms and Conditions:

"Fixed Day Count Fraction" means:

(i) if "Actual/Actual (ISMA)" is specified in the applicable Pricing Supplement:

(a) in the case of Notes where the number of days in the relevant period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (the "Accrual Period") is equal to or shorter than the Determination Period during which the Accrual Period ends, the number of days in such Accrual Period divided by the product of (1) the number of days in such Determination Period and (2) the

number of Determination Dates (as specified in the applicable Pricing Supplement) that would occur in one calendar year; or

(b) in the case of Notes where the Accrual Period is longer than the Determination Period during which the Accrual Period ends, the sum of:

(1) the number of days in such Accrual Period falling in the Determination Period in which the Accrual Period begins divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates (as specified in the applicable Pricing Supplement) that would occur in one calendar year; and

(2) the number of days in such Accrual Period falling in the next Determination Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates that would occur in one calendar year; and

(ii) if "30/360" is specified in the applicable Pricing Supplement, the number of days in the period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (such number of days being calculated on the basis of 12 30-day months) divided by 360;

"Determination Period" means the period from (and including) a Determination Date to (but excluding) the next Determination Date (including, where either the Interest Commencement Date or the final Interest Payment Date is not a Determination Date, the period commencing on the first Determination Date prior to, and ending on the first Determination Date falling after, such date); and

"sub-unit"means, with respect to any currency other than euro, the lowest amount of such currency that is available as legal tender in the country of such currency and, with respect to euro, means one cent.

(b) Interest on Floating Rate Notes and Index Linked Interest Notes

(i) Interest Payment Dates

Each Floating Rate Note and Index Linked Interest Note bears interest on its nominal amount (or, if it is a Partly Paid Note, the amount paid up) from (and including) the Interest Commencement Date and such interest will be payable in arrear on either:

(A) the Specified Interest Payment Date(s) in each year specified in the applicable Pricing Supplement; or

(B) if no Specified Interest Payment Date(s) is/are specified in the applicable Pricing Supplement, each date (each such date, together with each Specified Interest Payment Date, an "Interest Payment Date") which falls the number of months or other period specified as the Specified Period in the applicable Pricing Supplement after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

Such interest will be payable in respect of each Interest Period (which expression shall, in these Terms and Conditions, mean the period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date).

If a Business Day Convention is specified in the applicable Pricing Supplement and (x) if there is no numerically corresponding day on the calendar month in which an Interest Payment Date should occur or (y) if any Interest Payment Date would otherwise fall on a day which is not a Business Day, then, if the Business Day Convention specified is:

(1) in any case where Specified Periods are specified in accordance with Condition 4*(b)(i)*(B) above, the Floating Rate Convention, such Interest Payment Date (i) in the case of (x) above, shall be the last day that is a Business Day in the relevant month and the provisions of (B) below shall apply *mutatis mutandis* or (ii) in the case of (y) above, shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event (A) such Interest Payment Date shall be brought forward to the immediately preceding Business Day and (B) each subsequent Interest Payment Date shall

be the last Business Day in the month which falls the Specified Period after the preceding Interest Payment Date occurred; or

(2) the Following Business Day Convention, such Interest Payment Date shall be postponed to the next day which is a Business Day; or

(3) the Modified Following Business Day Convention, such Interest Payment Date shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event such Interest Payment Date shall be brought forward to the immediately preceding Business Day; or

(4) the Preceding Business Day Convention, such Interest Payment Date shall be brought forward to the immediately preceding Business Day.

In this Condition, "Business Day" means a day which is both:

(A) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in London and any Additional Business Centre specified in the applicable Pricing Supplement; and

(B) either (1) in relation to any sum payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments in the principal financial centre of the country of the relevant Specified Currency (if other than London and any Additional Business Centre and which, if the Specified Currency is New Zealand dollars or Australian dollars, shall be Auckland or Sydney, respectively) or (2) in relation to any sum payable in euro, a day on which the TARGET System is open. In these Terms and Conditions, "TARGET System" means the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System.

(ii) *Rate of Interest*

The Rate of Interest payable from time to time in respect of Floating Rate Notes and Index Linked Interest Notes will be determined in the manner specified in the applicable Pricing Supplement.

(A) *ISDA Determination for Floating Rate Notes*

Where ISDA Determination is specified in the applicable Pricing Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will be the relevant ISDA Rate plus or minus (as indicated in the applicable Pricing Supplement) the Margin (if any). For the purposes of this sub-paragraph (A), "ISDA Rate" for an Interest Period means a rate equal to the Floating Rate that would be determined by the Agent under an interest rate swap transaction if the Agent were acting as Calculation Agent for that swap transaction under the terms of an agreement incorporating the 2000 ISDA Definitions, as amended and updated as at the Issue Date of the first Tranche of the Notes and as published by the International Swaps and Derivatives Association, Inc. (the "ISDA Definitions") and under which:

(1) the Floating Rate Option is as specified in the applicable Pricing Supplement;

(2) the Designated Maturity is a period specified in the applicable Pricing Supplement; and

(3) the relevant Reset Date is either (i) if the applicable Floating Rate Option is based on the London inter-bank offered rate ("LIBOR") or on the Euro-zone inter-bank offered rate ("EURIBOR") for a currency, the first day of that Interest Period or (ii) in any other case, as specified in the applicable Pricing Supplement.

For the purposes of this sub-paragraph (A), "Floating Rate", "Calculation Agent", "Floating Rate Option", "Designated Maturity" and "Reset Date" have the meanings given to those terms in the ISDA Definitions.

(B) *Screen Rate Determination for Floating Rate Notes*

Where Screen Rate Determination is specified in the applicable Pricing Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will, subject as provided below, be either:

(1) the offered quotation; or

(2) the arithmetic mean (rounded if necessary to the fifth decimal place, with 0.000005 being rounded upwards) of the offered quotations,

(expressed as a percentage rate per annum) for the Reference Rate which appears or appear, as the case may be, on the Relevant Screen Page as at 11.00 a.m. (London time, in the case of LIBOR, or Brussels time, in the case of EURIBOR) on the Interest Determination Date in question plus or minus (as indicated in the applicable Pricing Supplement) the Margin (if any), all as determined by the Agent. If five or more of such offered quotations are available on the Relevant Screen Page, the highest (or, if there is more than one such highest quotation, one only of such quotations) and the lowest (or, if there is more than one such lowest quotation, one only of such quotations) shall be disregarded by the Agent for the purpose of determining the arithmetic mean (rounded as provided above) of such offered quotations.

The Agency Agreement contains provisions for determining the Rate of Interest in the event that the Relevant Screen Page is not available or if, in the case of (1) above, no such quotation appears or, in the case of (2) above, fewer than three such offered quotations appear, in each case as at the time specified in the preceding paragraph.

If the Reference Rate from time to time in respect of Floating Rate Notes is specified in the applicable Pricing Supplement as being other than LIBOR or EURIBOR, the Rate of Interest in respect of such Notes will be determined as provided in the applicable Pricing Supplement.

(iii) Minimum and/or Maximum Interest Rate

If the applicable Pricing Supplement specifies a Minimum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph *(ii)* above is less than such Minimum Rate of Interest, the Rate of Interest for such Interest Period shall be such Minimum Rate of Interest.

If the applicable Pricing Supplement specifies a Maximum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (ii) above is greater than such Maximum Rate of Interest, the Rate of Interest for such Interest Period shall be such Maximum Rate of Interest.

(iv) Determination of Rate of Interest and calculation of Interest Amounts

The Agent, in the case of Floating Rate Notes, and the Calculation Agent, in the case of Index Linked Interest Notes, will at or as soon as practicable after each time at which the Rate of Interest is to be determined, determine the Rate of Interest for the relevant Interest Period. In the case of Index Linked Interest Notes, the Calculation Agent will notify the Agent of the Rate of Interest for the relevant Interest Period as soon as practicable after calculating the same.

The Agent will calculate the amount of interest (the "Interest Amount") payable on the Floating Rate Notes or Index Linked Interest Notes in respect of each Specified Denomination for the relevant Interest Period. Each Interest Amount shall be calculated by applying the Rate of Interest to each Specified Denomination, multiplying such sum by the applicable Floating Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention.

"Floating Day Count Fraction" means, in respect of the calculation of an amount of interest for any Interest Period in accordance with this Condition 4(b):

(i) if "Actual/365" or "Actual/Actual – ISDA" is specified in the applicable Pricing Supplement, the actual number of days in the Interest Period divided by 365 (or, if any portion of that Interest Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Interest Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Interest Period falling in a non-leap year divided by 365);

(ii) if "Actual/365 (Fixed)" is specified in the applicable Pricing Supplement, the actual number of days in the Interest Period divided by 365;

(iii) if "Actual/360" is specified in the applicable Pricing Supplement, the actual number of days in the Interest Period divided by 360;

(iv) if "30/360", "360/360" or "Bond Basis" is specified in the applicable Pricing Supplement, the number of days in the Interest Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless (a) the last day of the Interest Period is the 31st day of a month but the first day of the Interest Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month, or (b) the last day of the Interest Period is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month)); and

(v) if "30E/360" or "Eurobond Basis" is specified in the applicable Pricing Supplement, the number of days in the Interest Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months, without regard to the date of the first day or last day of the Interest Period unless, in the case of the final Interest Period, the Maturity Date is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month).

(v) Notification of Rate of Interest and Interest Amounts

The Agent will cause the Rate of Interest and each Interest Amount for each Interest Period and the relevant Interest Payment Date to be notified to the Issuer and any stock exchange on which the relevant Floating Rate Notes or Index Linked Interest Notes are for the time being listed and notice thereof to be published in accordance with Condition 13 as soon as possible after their determination but in no event later than the fourth London Business Day thereafter. Each Interest Amount and Interest Payment Date so notified may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without prior notice in the event of an extension or shortening of the Interest Period. Any such amendment will be promptly notified to each stock exchange on which the relevant Floating Rate Notes or Index Linked Interest Notes are for the time being listed and to the Noteholders in accordance with Condition 13. For the purposes of this paragraph, the expression "London Business Day" means a day (other than a Saturday or Sunday) on which banks and foreign exchange markets are open for general business in London.

(vi) Determination or Calculation by Trustee

If for any reason the Agent or, as the case may be, the Calculation Agent at any time after the Issue Date defaults in its obligation to determine the Rate of Interest or the Agent defaults in its obligation to calculate any Interest Amount in accordance with sub-paragraph (*ii*)(A) or (B) above or as otherwise specified in the applicable Pricing Supplement, as the case may be, and in each case in accordance with paragraph (*iv*) above, the Trustee shall determine the Rate of Interest at such rate as, in its absolute discretion (having such regard as it shall think fit to the foregoing provisions of this Condition, but subject always to any Minimum Rate of Interest or Maximum Rate of Interest specified in the applicable Pricing Supplement), it shall deem fair and

reasonable in all the circumstances or, as the case may be, the Trustee shall calculate the Interest Amount(s) in such manner as it shall deem fair and reasonable in all the circumstances and each such determination or calculation shall be deemed to have been made by the Agent (and, where practicable, in accordance with this Condition).

(vii) Certificates to be Final

All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained for the purposes of the provisions of this Condition 4(*b*), whether by the Agent or the Trustee or, if applicable, the Calculation Agent, shall (in the absence of wilful default, bad faith or manifest error) be binding on the Issuer, the Agent, the Trustee, the Calculation Agent (if applicable), the other Paying Agents and all Noteholders, Receiptholders and Couponholders and (in the absence as aforesaid) no liability to the Issuer, the Noteholders, the Receiptholders or the Couponholders shall attach to the Agent, the Trustee or the Calculation Agent (if applicable) in connection with the exercise or non-exercise by it of its powers, duties and discretions pursuant to such provisions.

(c) Dual Currency Interest Notes

In the case of Dual Currency Interest Notes, if the rate or amount of interest falls to be determined by reference to an exchange rate, the rate or amount of interest payable shall be determined in the manner specified in the applicable Pricing Supplement.

(d) Partly Paid Notes

In the case of Partly Paid Notes (other than Partly Paid Notes which are Zero Coupon Notes), interest will accrue as aforesaid on the paid-up nominal amount of such Notes and otherwise as specified in the applicable Pricing Supplement.

(e) Accrual of Interest

Each Note (or in the case of the redemption of part only of a Note, that part only of such Note) will cease to bear interest (if any) from the date for its redemption unless, upon due presentation thereof, payment of principal is improperly withheld or refused. In such event, interest will continue to accrue as provided in the Trust Deed.

5. Payments

(a) Method of Payment

Subject as provided below:

(i) payments in a Specified Currency other than euro will be made by transfer to an account in the relevant Specified Currency maintained by the payee with, or by a cheque in such Specified Currency drawn on, a bank in the principal financial centre of the country of such Specified Currency (which, if the Specified Currency is New Zealand dollars or Australian dollars, shall be Auckland or Sydney, respectively); and

(ii) payments in euro will be made by credit or transfer a euro account (or any other account to which euro may be credited or transferred) specified by the payee or by a euro cheque.

Payments will be subject in all cases to any fiscal or other laws and regulations applicable thereto in the place of payment, but without prejudice to the provisions of Condition 7. References to "Specified Currency" will include any successor currency under applicable law.

(b) Presentation of Notes, Receipts and Coupons

Payments of principal in respect of definitive Notes will (subject as provided below) be made in the manner provided in paragraph (*a*) above only against surrender of definitive Notes, and payments of interest in respect of definitive Notes will (subject as provided below) be made as aforesaid only against surrender of Coupons, in each case at the specified office of any Paying Agent outside the United States (which expression,

as used herein, means the United States of America (including the States and the District of Columbia, its territories, its possessions and other areas subject to its jurisdiction)).

Payments of instalments of principal (if any), other than the final instalment, will (subject as provided below) be made in the manner provided in paragraph (*a*) above against surrender of the relevant Receipt. Payment of the final instalment will be made in the manner provided in paragraph (*a*) above only against surrender of the relevant Note. Each Receipt must be presented for payment of the relevant instalment together with the definitive Note to which it appertains. Receipts presented without the definitive Note to which they appertain do not constitute valid obligations of the Issuer. Upon the date on which any definitive Note becomes due and repayable, unmatured Receipts (if any) relating thereto (whether or not attached) shall become void and no payment shall be made in respect thereof.

Fixed Rate Notes in definitive form (other than Dual Currency Notes or Index Linked Notes) should be presented for payment together with all unmatured Coupons appertaining thereto (which expression shall for this purpose include Coupons falling to be issued on exchange of matured Talons), failing which the amount of any missing unmatured Coupon (or, in the case of payment not being made in full, the same proportion of the amount of such missing unmatured Coupon as the sum so paid bears to the sum due) will be deducted from the sum due for payment. Each amount of principal so deducted will be paid in the manner mentioned above against surrender of the relative missing Coupon at any time before the expiry of 10 years after the Relevant Date (as defined in Condition 7) in respect of such principal (whether or not such Coupon would otherwise have become void under Condition 8) or, if later, five years from the date on which such Coupon would otherwise have become due, but in no event thereafter.

Upon any Fixed Rate Note becoming due and repayable prior to its Maturity Date, all unmatured Talons (if any) appertaining thereto will become void and no further Coupons will be issued in respect thereof.

Upon the date on which any Floating Rate Note, Dual Currency Note or Index Linked Note in definitive form becomes due and repayable, unmatured Coupons and Talons (if any) relating thereto (whether or not attached) shall become void and no payment or, as the case may be, exchange for further Coupons shall be made in respect thereof.

If the due date for redemption of any definitive Note is not an Interest Payment Date, interest (if any) accrued in respect of such Note from (and including) the preceding Interest Payment Date or, as the case may be, the Interest Commencement Date shall be payable only against surrender of the relevant definitive Note.

Payments of principal and interest (if any) in respect of Notes represented by any global Note will (subject as provided below) be made in the manner specified above in relation to definitive Notes and otherwise in the manner specified in the relevant global Note against presentation or surrender, as the case may be, of such global Note at the specified office of any Paying Agent. A record of each payment made against presentation or surrender of such global Note, distinguishing between any payment of principal and any payment of interest, will be made on such global Note by such Paying Agent and such record shall be *prima facie* evidence that the payment in question has been made.

The holder of a global Note shall be the only person entitled to receive payments in respect of Notes represented by such global Note and the Issuer will be discharged by payment to, or to the order of, the holder of such global Note in respect of each amount so paid. Each of the persons shown in the records of Clearstream, Luxembourg or Euroclear as the beneficial holder of a particular nominal amount of Notes represented by such global Note must look solely to Clearstream, Luxembourg or Euroclear, as the case may be, for his share of each payment so made by the Issuer to, or to the order of, the holder of such global Note.

Notwithstanding the foregoing, if any amount of principal and/or interest in respect of this Note is payable in U.S. dollars, such U.S. dollar payments of principal and/or interest in respect of this Note will be made at the specified office of a Paying Agent in the United States if:

(i) the Issuer has appointed Paying Agents with specified offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment in U.S. dollars at such specified offices outside the United States of the full amount of principal and interest on the Notes in the manner provided above when due;

(ii) payment of the full amount of such principal and interest at all such specified offices outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions on the full payment or receipt of principal and interest in U.S. dollars; and

(iii) such payment is then permitted under United States law without involving, in the opinion of the Issuer, adverse tax consequences to the Issuer.

(c) Payment Day

If the date for payment of any amount in respect of any Note, Receipt or Coupon is not a Payment Day, the holder thereof shall not be entitled to payment until the next following Payment Day in the relevant place and shall not be entitled to further interest or other payment in respect of such delay. For these purposes, "Payment Day" means any day which (subject to Condition 8) is:

(i) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in:

(A) the relevant place of presentation;

(B) London; and

(C) any Additional Financial Centre specified in the applicable Pricing Supplement; and

(ii) either (1) in relation to any sum payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments in the principal financial centre of the country of the relevant Specified Currency (if other than the place of presentation, London and any Additional Business Centre and which, if the Specified Currency is New Zealand dollars or Australian dollars, shall be Auckland or Sydney, respectively) or (2) in relation to any sum payable in euro a day on which the TARGET system is open..

(d) Interpretation of Principal and Interest

Any reference in these Terms and Conditions to principal in respect of the Notes shall be deemed to include, as applicable:

(i) any additional amounts which may be payable with respect to principal under Condition 7 or pursuant to any undertaking given in addition thereto or in substitution therefor pursuant to the Trust Deed;

(ii) the Final Redemption Amount of the Notes;

(iii) the Early Redemption Amount of the Notes;

(iv) the Optional Redemption Amount(s) (if any) of the Notes;

(v) in relation to Notes redeemable in instalments, the Instalment Amounts;

(vi) in relation to Zero Coupon Notes, the Amortised Face Amount (as defined in Condition 6*(e)(iii)*); and

(vii) any premium and any other amounts (other than interest) which may be payable by the Issuer under or in respect of the Notes.

Any reference in these Terms and Conditions to interest in respect of the Notes shall be deemed to include, as applicable, any additional amounts which may be payable with respect to interest under Condition 7 or pursuant to any undertakings given in addition thereto or in substitution therefor pursuant to the Trust Deed.

6. Redemption and Purchase

(a) At Maturity

Unless previously redeemed or purchased and surrendered for cancellation as specified below, each Note (including each Index Linked Redemption Note and Dual Currency Redemption Note) will be redeemed by the Issuer at its Final Redemption Amount specified in, or determined in the manner specified in, the applicable Pricing Supplement in the relevant Specified Currency on the Maturity Date.

(b) Redemption for Tax Reasons

The Notes may be redeemed at the option of the Issuer in whole, but not in part, at any time (if this Note is neither a Floating Rate Note nor an Index Linked Interest Note) or on any Interest Payment Date (if this Note is either a Floating Rate Note or an Index Linked Interest Note), on giving not less than 30 nor more than 60 days' notice to the Trustee and, in accordance with Condition 13, the Noteholders (which notice shall be irrevocable), if the Issuer satisfies the Trustee immediately before the giving of the aforementioned notice that:

(i) on the occasion of the next payment due under the Notes, the Issuer has or will become obliged to pay additional amounts as provided or referred to in Condition 7 as a result of any change in, or amendment to, the laws or regulations of the United Kingdom or any political subdivision or any authority thereof or therein having power to tax, or any change in the application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after the Issue Date of the first Tranche of the Notes; and

(ii) such obligation cannot be avoided by the Issuer taking reasonable measures available to it,

provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Issuer would be obliged to pay such additional amounts were a payment in respect of the Notes then due.

Prior to the publication of any notice of redemption pursuant to this Condition, the Issuer shall deliver to the Trustee a certificate signed by two Directors of the Issuer stating that the Issuer is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Issuer so to redeem have occurred, and an opinion of independent legal advisers of recognised standing to the effect that the Issuer has or will become obliged to pay such additional amounts as a result of such change or amendment, and the Trustee shall be entitled to accept the certificate as sufficient evidence of the satisfaction of the conditions precedent set out above, in which event it shall be conclusive and binding on the Noteholders, the Receiptholders and the Couponholders.

Notes redeemed pursuant to this Condition 6(*b*) will be redeemed at their Early Redemption Amount referred to in paragraph (*e*) below together (if appropriate) with interest accrued to (but excluding) the date of redemption.

(c) Redemption at the Option of the Issuer (Issuer Call)

If Issuer Call is specified in the applicable Pricing Supplement, the Issuer shall, having given:

(i) not less than 15 nor more than 30 days' notice to the Noteholders in accordance with Condition 13; and

(ii) not less than 15 days before the giving of the notice referred to in (i), notice to the Trustee;

(which notices shall be irrevocable), redeem all or some only of the Notes then outstanding on any Optional Redemption Date and at the Optional Redemption Amount(s) specified in, or determined in the manner specified in, the applicable Pricing Supplement together, if appropriate, with interest accrued to (but excluding) the relevant Optional Redemption Date. Any such redemption must be of a nominal amount not less than the Minimum Redemption Amount or not more than the Higher Redemption Amount, in each case as may be specified in the applicable Pricing Supplement. In the case of a partial redemption of Notes, the Notes to be redeemed ("Redeemed Notes") will be selected individually by lot, in the case of Redeemed Notes represented by definitive Notes, and in accordance with the rules of Clearstream, Luxembourg and/or Euroclear, in the case of Redeemed Notes represented by a global Note, not more than 30 days prior to the date fixed for redemption (such date of selection being hereinafter called the "Selection Date"). In the case of Redeemed Notes represented by definitive Notes, a list of the serial numbers of such Redeemed Notes will be published in accordance with Condition 13 not less than 15 days prior to the date fixed for redemption. The aggregate nominal amount of Redeemed Notes represented by definitive Notes shall bear the same proportion to the aggregate nominal amount of all Redeemed Notes as the aggregate nominal amount of definitive Notes outstanding bears to the aggregate nominal amount of the Notes outstanding, in each case on the Selection Date, provided that such first mentioned nominal amount shall, if necessary, be rounded downwards to the nearest integral multiple of the Specified Denomination, and the aggregate nominal

amount of Redeemed Notes represented by a global Note shall be equal to the balance of the Redeemed Notes. No exchange of the relevant global Note will be permitted during the period from and including the Selection Date to and including the date fixed for redemption pursuant to this paragraph (c) and notice to that effect shall be given by the Issuer to the Noteholders in accordance with Condition 13 at least 5 days prior to the Selection Date.

(d) Redemption at the Option of the Noteholders (Investor Put)

If Investor Put is specified in the applicable Pricing Supplement, upon the holder of any Note giving to the Issuer in accordance with Condition 13 not less than 15 nor more than 30 days' notice the Issuer will, upon the expiry of such notice, redeem, subject to, and in accordance with, the terms specified in the applicable Pricing Supplement, in whole (but not in part), such Note on the Optional Redemption Date and at the Optional Redemption Amount together, if appropriate, with interest accrued to (but excluding) the Optional Redemption Date.

If this Note is in definitive form, to exercise the right to require redemption of this Note the holder of this Note must deliver such Note at the specified office of any Paying Agent at any time during normal business hours of such Paying Agent falling within the notice period, accompanied by a duly completed and signed notice of exercise in the form (for the time being current) obtainable from any specified office of any Paying Agent (a "Put Notice") and in which the holder must specify a bank account (or, if payment is by cheque, an address) to which payment is to be made under this Condition.

Any Put Notice given by a holder of any Note pursuant to this paragraph shall be irrevocable unless the Issuer otherwise agrees.

(e) Early Redemption Amounts

For the purpose of paragraph (*b*) above and Condition 9, the Notes will be redeemed at the Early Redemption Amount calculated as follows:

(i) in the case of Notes with a Final Redemption Amount equal to the Issue Price, at the Final Redemption Amount thereof;

(ii) in the case of Notes (other than Zero Coupon Notes but including Instalment Notes and Partly Paid Notes) with a Final Redemption Amount which is or may be less or greater than the Issue Price or which is payable in a Specified Currency other than that in which the Notes are denominated, at the amount specified in, or determined in the manner specified in, the applicable Pricing Supplement or, if no such amount or manner is so specified in the applicable Pricing Supplement, at their nominal amount; or

(iii) in the case of Zero Coupon Notes, at an amount (the "Amortised Face Amount") calculated in accordance with the following formula:

Early Redemption Amount = $RP \times (1 + AY)^y$

"RP" means the Reference Price;

"AY" means the Accrual Yield expressed as a decimal; and

"y" is a fraction the numerator of which is equal to the number of days (calculated on the basis of a 360-day year consisting of 12 months of 30 days each in the case of any currency other than Sterling, euro and Belgian francs and on the basis of a year of 365 days, or 366 days in the case of a leap year, in the case of Sterling, euro and Belgian francs) from (and including) the Issue Date of the first Tranche of the Notes to (but excluding) the date fixed for redemption or (as the case may be) the date upon which such Note becomes due and repayable and the denominator of which is 360 in the case of any currency other than Sterling, euro or Belgian francs and 365, or 366 in the case of a leap year, in the case of Sterling, euro or Belgian francs, or on such other basis as may be specified in the applicable Pricing Supplement.

(f) Instalments

Instalment Notes will be redeemed in the Instalment Amounts and on the Instalment Dates. In the case of early redemption, the Early Redemption Amount will be determined pursuant to paragraph (*e*) above.

(g) Partly Paid Notes

Partly Paid Notes will be redeemed, whether at maturity, early redemption or otherwise, in accordance with the provisions of this Condition and the applicable Pricing Supplement.

(h) Purchases

The Issuer or any of its Subsidiaries may at any time purchase Notes (provided that, in the case of definitive Notes, all unmatured Receipts, Coupons and Talons appertaining thereto are purchased therewith) at any price in the open market or otherwise. Such Notes may be held, reissued, resold or, at the option of the Issuer, surrendered to any Paying Agent for cancellation.

(i) Cancellation

All Notes which are redeemed will forthwith be cancelled (together with all unmatured Receipts, Coupons and Talons attached thereto or surrendered therewith at the time of redemption). All Notes so cancelled and Notes purchased and surrendered for cancellation pursuant to paragraph (*h*) above (together with all unmatured Receipts, Coupons and Talons cancelled therewith) shall be forwarded to the Agent and cannot be reissued or resold.

(j) Late payment on Zero Coupon Notes

If the amount payable in respect of any Zero Coupon Note upon redemption of such Zero Coupon Note pursuant to paragraph (*a*), (*b*), (*c*) or (*d*) above or upon its becoming due and repayable as provided in Condition 9 is improperly withheld or refused, the amount due and repayable in respect of such Zero Coupon Note shall be the amount calculated as provided in paragraph (e)(*iii*) above as though the references therein to the date fixed for the redemption or the date upon which such Zero Coupon Note becomes due and repayable were replaced by references to the date which is the earlier of:

(i) the date on which all amounts due in respect of such Zero Coupon Note have been paid; and

(ii) five days after the date on which the full amount of the moneys payable has been received by the Agent or the Trustee and notice to that effect has been given to the Noteholders in accordance with Condition 13.

7. Taxation

All payments of principal and interest in respect of the Notes, Receipts and Coupons by or on behalf of the Issuer will be made without withholding or deduction for or on account of any present or future taxes or duties of whatever nature imposed or levied by or on behalf of the United Kingdom or any authority thereof or therein having power to tax unless such withholding or deduction is required by law. In such event, the Issuer will pay such additional amounts as shall be necessary in order that the net amounts received by the holders of the Notes, Receipts or Coupons after such withholding or deduction shall equal the respective amounts of principal and interest which would otherwise have been receivable in respect of the Notes, Receipts or Coupons, as the case may be, in the absence of such withholding or deduction; except that no such additional amount shall be payable with respect to any Note, Receipt or Coupon:

(i) presented for payment by or on behalf of a Noteholder, Receiptholder or Couponholder who is liable for such taxes or duties in respect of such Note, Receipt or Coupon by reason of his having some connection with the United Kingdom other than the mere holding of such Note, Receipt or Coupon; or

(ii) presented for payment more than 30 days after the Relevant Date (as defined below) except to the extent that the holder thereof would have been entitled to such additional amount on presenting the same for payment on such thirtieth day; or

(iii) presented for payment in the United Kingdom; or

(iv) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26th-27th November, 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(v) presented for payment by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting the relevant Note, Receipt or Coupon to another Paying Agent in a Member State of the European Union.

As used herein, the "Relevant Date" means the date on which such payment first becomes due, except that, if the full amount of the moneys payable has not been duly received by the Agent or the Trustee on or prior to such due date, it means the date on which, the full amount of such moneys having been so received, notice to that effect is duly given to the Noteholders in accordance with Condition 13.

8. *Prescription*

The Notes, Receipts and Coupons will become void unless presented for payment within a period of 10 years (in the case of principal) and five years (in the case of interest) after the Relevant Date (as defined in Condition 7) therefor.

There shall not be included in any Coupon sheet issued on exchange of a Talon any Coupon the claim for payment in respect of which would be void pursuant to this Condition or Condition 5(*b*) or any Talon which would be void pursuant to Condition 5(*b*).

9. Events of Default

The Trustee at its discretion may, and if so requested in writing by the holders of at least one-fifth in nominal amount of the Notes then outstanding or if so directed by an Extraordinary Resolution of the Noteholders shall, (but, in the case of the happening of any of the events mentioned in sub-paragraphs (*ii*) to (*viii*) inclusive below (other than the winding-up of, or the appointment of an administrative or other receiver of the whole or any part of the undertaking or assets of, the Issuer), only if the Trustee shall have certified in writing that such event is, in its opinion, materially prejudicial to the interests of the Noteholders), give notice to the Issuer that the Notes are, and they shall accordingly thereby forthwith become, immediately due and payable at the Early Redemption Amount (as defined in Condition 6(*e*)), together with accrued interest as provided in the Trust Deed, if any of the following events shall occur and be continuing:

(i) if default is made for a period of seven days or more in the payment of any principal in respect of the Notes or any of them or for a period of 14 days or more in the payment of any interest in respect of the Notes or any of them; or

(ii) if an order is made or an effective resolution passed for winding-up the Issuer or any Material Subsidiary (as defined below) (except, in the case of a Material Subsidiary, a winding-up for the purpose of a reconstruction or amalgamation, the terms of which have previously been approved in writing by the Trustee, or a voluntary solvent winding-up in connection with the transfer of all or the major part of the business, undertaking and assets of such Material Subsidiary to the Issuer or a Subsidiary); or

(iii) if the Issuer or any Material Subsidiary stops or threatens to stop payment generally or ceases or threatens to cease to carry on its business or a substantial part of its business (except, in the case of a Material Subsidiary, a cessation or threatened cessation for the purpose of a reconstruction or amalgamation the terms of which have previously been approved in writing by the Trustee, or in connection with the transfer of all or the major part of the business, undertaking and assets of such Material Subsidiary to the Issuer or a Subsidiary); or

(iv) if an encumbrancer takes possession or an administrative or other receiver is appointed of the whole or any material part of the undertaking or assets of the Issuer or any Material Subsidiary or if a distress, execution or any similar proceeding is levied or enforced upon or sued out against any of the chattels or property of the Issuer or any Material Subsidiary and is not discharged within 21 days; or

(v) if the Issuer or any Material Subsidiary is deemed unable to pay its debts within the meaning of Section 123(1)(*b*), (*c*) or (*d*) of the Insolvency Act 1986, or the Issuer or any Material Subsidiary becomes unable to pay its debts as they fall due or the value of its assets falls to less than the amount of its liabilities (taking into account for both these purposes its contingent and prospective liabilities) or the Issuer or any Material Subsidiary otherwise becomes insolvent, or the Issuer or any Material Subsidiary suspends making payments (whether of principal or interest) with the respect to all or any class of its debts or announces an intention to do so or if an administration order in relation to the Issuer or any Material Subsidiary is made; or

(vi) if any kind of composition, scheme of arrangement, compromise or other similar arrangement involving the Issuer or any Material Subsidiary and the creditors of any of them generally (or any class of such creditors) is entered into or made; or

(vii) if any indebtedness for Moneys Borrowed (as defined below) having an aggregate outstanding principal amount of at least £5,000,000 (or its equivalent in any other currency or currencies at the date declared due) of the Issuer or any Material Subsidiary shall be or be declared due and payable prior to the date on which the same would otherwise become due and payable by reason of the occurrence of an event of default (howsoever described) in relation thereto or the Issuer or any Material Subsidiary defaults in the repayment of any indebtedness for Moneys Borrowed having an aggregate outstanding principal amount of at least £5,000,000 (or its equivalent in any other currency or currencies at the date of maturity) at the maturity thereof or at the expiry of any applicable grace period or any guarantee of any such indebtedness given by the Issuer or any Material Subsidiary shall not be paid when due and called upon save in any such case where there is a *bona fide* dispute as to whether payment or repayment is due; or

(viii) if default is made by the Issuer in the performance or observance of any obligation, condition or provision binding on it under the Notes or the Trust Deed (other than any obligation for the payment of any principal or interest in respect of the Notes) and, except where, in the opinion of the Trustee, such default is not capable of remedy (in which case the Notes will become due and repayable subject to, and immediately upon, the Trustee certifying and giving notice as aforesaid), such default continues for 30 days after written notice thereof by the Trustee to the Issuer requiring the same to be remedied.

"Material Subsidiary" means (a) a Subsidiary of the Issuer whose profits before tax and extraordinary items or whose net assets (in each case attributable to the Issuer) calculated by reference to any of its latest three years' audited accounts represent ten per cent. or more of the consolidated profits before tax and extraordinary items or net assets (in each case attributable to the Issuer), as the case may be, of the Issuer and its Subsidiaries similarly calculated, all as more particularly defined in the Trust Deed, and (b) in addition, for the purposes of sub-paragraph (vii) above, a Subsidiary which has outstanding any notes, bonds or other like securities of which the Trustee is trustee. A report by the Auditors that in their opinion a Subsidiary is or is not or was or was not at any particular time a Material Subsidiary shall, in the absence of manifest error, be conclusive and binding on all parties.

"Moneys Borrowed" means (a) borrowed moneys, and (b) liabilities under any note, bond, bill, debenture, loan stock or other security in each case issued for cash or in respect of acceptance credit facilities or as consideration for assets or services but excluding such liabilities incurred in relation to the acquisition of goods or services in the ordinary course of trading.

At any time after the Notes become due and repayable and have not been repaid, the Trustee may at its discretion and without further notice take such proceedings against the Issuer as it may think fit to enforce the obligations of the Issuer under the Trust Deed and the Notes and the relative Receipts and Coupons, but it shall not be bound to take any such proceedings or any other action unless (i) it shall have been so directed by an Extraordinary Resolution of the holders of the Notes or so requested in writing by holders of at least one-fifth in nominal amount of the Notes then outstanding and (ii) it shall have been indemnified to its satisfaction. No holder of a Note, or of a Receipt or Coupon appertaining thereto, shall be entitled to proceed directly against the Issuer unless the Trustee, having become bound so to do, fails to do so within a reasonable period and such failure is continuing.

10. Replacement of Notes, Receipts, Coupons and Talons

Should any Note, Receipt, Coupon or Talon be lost, stolen, mutilated, defaced or destroyed, it may be replaced at the specified office of the Agent, or any other place approved by the Trustee of which notice shall have been published in accordance with Condition 13, upon payment by the claimant of such costs and expenses as may be incurred in connection therewith and on such terms as to evidence and indemnity as the Issuer may reasonably require. Mutilated or defaced Notes, Receipts, Coupons or Talons must be surrendered before replacements will be issued.

11. Agent and Paying Agents

The names of the initial Agent in respect of the Notes and the other initial Paying Agents in respect of the Notes and their initial specified offices are set out below.

The Issuer is, with the prior written approval of the Trustee, entitled to vary or terminate the appointment of any Paying Agent and/or appoint additional or other Paying Agents and/or approve any change in the specified office through which any Paying Agent acts, provided that:

(i) so long as the Notes are listed on any stock exchange, there will at all times be a Paying Agent with a specified office in such place as may be required by the rules and regulations of the relevant stock exchange or any other relevant authority;

(ii) if any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26-27th November, 2000 or any law implementing or complying with, or introduced in order to conform to such Directive is introduced and if there is then a Member State of the European Union other than the United Kingdom in which a Paying Agent may make payments in respect of outstanding Notes without being obliged to withhold or deduct tax pursuant to any such Directive or law, the Issuer will ensure that it maintains a Paying Agent in such a Member State for so long as such a Paying Agent will not be so obliged and there are outstanding Notes; and

(iii) there will at all times be an Agent.

In addition, the Issuer shall forthwith appoint a Paying Agent having a specified office in New York City in the circumstances described in the final paragraph of Condition 5(*b*). Any variation, termination, appointment or change shall only take effect (other than in the case of insolvency, when it shall be of immediate effect) if not less than 30 nor more than 45 days' prior notice thereof shall have been given to the Noteholders in accordance with Condition 13.

12. Exchange of Talons

On and after the Interest Payment Date on which the final Coupon comprised in any Coupon sheet matures, the Talon (if any) forming part of such Coupon sheet may be surrendered at the specified office of the Agent or any other Paying Agent in exchange for a further Coupon sheet including (if such further Coupon sheet does not include Coupons to (and including) the final date for the payment of interest due in respect of the Note to which it appertains) a further Talon, subject to the provisions of Condition 8.

13. Notices

All notices regarding the Notes will be valid if published (i) in a leading English language daily newspaper of general circulation in London. It is expected that such publication will be made in the *Financial Times* or any other daily newspaper in London approved by the Trustee or, if this is not possible, in another English language daily newspaper approved by the Trustee with general circulation in Europe. The Issuer shall also ensure that notices are duly published in a manner which complies with the rules and regulations of any other stock exchange or other relevant authority on which the Notes are for the time being listed. Any such notice will be deemed to have been given on the date of the first publication or, where required to be published in more than one newspaper, on the first date on which publication has been made in all the required newspapers.

Until such time as any definitive Notes are issued, there may (provided that, in the case of Notes listed on a stock exchange or other relevant authority, such stock exchange or other relevant authority permits), so long as the global Note(s) is or are held in its/their entirety on behalf of Clearstream, Luxembourg and

Euroclear, be substituted for such publication in such newspaper(s) the delivery of the relevant notice to Clearstream, Luxembourg and Euroclear for communication by them to the holders of the Notes. Any such notice shall be deemed to have been given to the holders of the Notes on the seventh day after the day on which the said notice was given to Clearstream, Luxembourg and Euroclear.

Notices to be given by any holder of the Notes shall be in writing and given by lodging the same, together with the relative Note or Notes, with the Agent. Whilst any of the Notes are represented by a global Note, such notice may be given by any holder of a Note to the Agent via Clearstream, Luxembourg and/or Euroclear, as the case may be, in such manner as the Agent and Clearstream, Luxembourg and/or Euroclear, as the case may be, may approve for this purpose.

14. Meetings of Noteholders, Modification and Waiver

The Trust Deed contains provisions for convening meetings of the Noteholders to consider any matter affecting their interests, including the sanctioning by Extraordinary Resolution of a modification of any of these Terms and Conditions, the Notes, the Receipts, the Coupons or certain provisions of the Trust Deed. Such a meeting may be convened by the Issuer or the Trustee or by Noteholders holding not less than 10 per cent. in nominal amount of the Notes for the time being remaining outstanding. The quorum at any such meeting for passing an Extraordinary Resolution will be two or more persons holding or representing a clear majority in nominal amount of the Notes for the time being outstanding, or at any adjourned meeting two or more persons being or representing Noteholders whatever the nominal amount of the Notes so held or represented, except that at any meeting the business of which includes the modification of certain provisions of these Terms and Conditions, the Notes, Receipts or Coupons (including modifying the date of maturity of the Notes or any date for payment of interest thereon, reducing or cancelling the amount of principal or the rate of interest payable in respect of the Notes or altering the currency of payment of the Notes, Receipts or Coupons) or certain of the provisions of the Trust Deed, the necessary quorum for passing an Extraordinary Resolution will be two or more persons holding or representing not less than three-quarters, or at any adjourned such meeting not less than a clear majority, in nominal amount of the Notes for the time being outstanding. An Extraordinary Resolution passed at any meeting of the Noteholders shall be binding on all the Noteholders, whether or not they are present at the meeting, and on all Receiptholders and Couponholders.

The Trust Deed provides that the Trustee may agree, without the consent of the Noteholders, Receiptholders or Couponholders, to any modification (subject to certain exceptions as provided in the Trust Deed) of, or to any waiver or authorisation of any breach or proposed breach of, any of these Terms and Conditions or any of the provisions of the Trust Deed, or may determine that any condition, event or act which, but for such determination, would constitute an Event of Default, shall not be treated as such which in any such case, in the opinion of the Trustee, is not materially prejudicial to the interests of the Noteholders or to any modification of any of these Terms and Conditions, the Notes, the Receipts, the Coupons or any of the provisions of the Trust Deed which is of a formal, minor or technical nature or which is made to correct a manifest error. Any such modification, waiver, authorisation or determination shall be binding on the Noteholders, Receiptholders and Couponholders and, unless the Trustee agrees otherwise, any such modification shall be notified to the Noteholders as soon as practicable thereafter in accordance with Condition 13.

In connection with the exercise by it of any of its trusts, powers, authorities or discretions (including, but without limitation, any modification, waiver, authorisation or substitution), the Trustee shall have regard to the interests of the Noteholders as a class and, in particular, but without limitation, shall not have regard to the consequences of such exercise for individual Noteholders, Receiptholders or Couponholders resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory and the Trustee shall not be entitled to require, nor shall any Noteholder, Receiptholder or Couponholder be entitled to claim, from the Issuer or any other person any indemnification or payment in respect of any tax consequence of any such exercise upon individual Noteholders, Receiptholders or Couponholders except to the extent already provided for in Condition 7 and/or any undertaking given in addition to, or in substitution for, Condition 7 pursuant to the Trust Deed.

15. Further Issues

The Issuer shall be at liberty from time to time without the consent of the Noteholders, Receiptholders or Couponholders to create and issue further notes having terms and conditions the same as the Notes or the same in all respects save for the amount and date of the first payment of interest thereon and so that the same shall be consolidated and form a single Series with the outstanding Notes.

16. Substitution

The Trustee may, without the consent of the Noteholders, the Receiptholders or the Couponholders, agree with the Issuer to the substitution of any Subsidiary of the Issuer in place of the Issuer (or of any previous substitute under this provision) as the principal debtor under the Notes, the Receipts, the Coupons and the Trust Deed, subject to the Trustee being satisfied that the interests of the Noteholders will not be materially prejudiced thereby and certain other conditions set out in the Trust Deed being complied with (including the Issuer unconditionally and irrevocably guaranteeing that Subsidiary's obligations in respect of the Notes, the Receipts and the Coupons).

17. Indemnification

The Trust Deed contains provisions for the indemnification of the Trustee and for its relief from responsibility in certain circumstances including provisions relieving it from instituting proceedings to enforce repayment unless indemnified to its satisfaction.

18. Governing law

The Trust Deed, the Agency Agreement, the Notes, the Receipts, the Coupons and the Talons are governed by, and shall be construed in accordance with, English law.

No rights are conferred on any person under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Note, but this does not affect any right or remedy of any person which exists or is available apart from that Act.

USE OF PROCEEDS

The net proceeds from each issue of Notes will be applied by the Issuer for its general corporate purposes.

TESCO PLC
DESCRIPTION OF THE ISSUER

Introduction

The Issuer and its consolidated subsidiaries (the "Group") is the leading food retailer in the United Kingdom and Republic of Ireland, and also has operations in Central Europe and Asia. Over the past five years the Group has expanded from its traditional supermarket base in the United Kingdom into eight overseas markets and also into non-food business, personal finance and internet shopping. The Issuer is the overall holding company of the Group.

The market capitalisation of the Issuer at the close of business on 24th February, 2001 was approximately £18.79 billion ranking it, as at that date, the largest quoted food retailer in the United Kingdom and one of Europe's 100 largest companies in terms of market capitalisation.

As at 24th February, 2001, the Group operated 907 stores giving a total sales area of 28.36 million sq. ft. (including 692 stores with a total sales area of approximately 18 million sq. ft. in the United Kingdom).

For the financial year ended 24th February, 2001, Group turnover was £22.77 billion, an increase of 11.9 per cent. over the previous year, and underlying profit before taxation was £1,070 million, an increase of 12 per cent. over the previous year.

International Business

As at 24th February, 2001, the international business represented 36.7 per cent. of the Group's selling space and comprised 215 stores with a total sales area of 10.4 million sq. ft. including 1.5 million sq. ft. of non-food space.

In the financial year ended 24th February, 2001, total sales in Europe were £1,970 million, an increase of 29 per cent. over the previous year, and contributed an operating profit of £70 million. As at 24th February, 2001, the Group had 76 supermarkets in the Republic of Ireland, 45 stores in Hungary, 40 stores in Poland, 12 stores in the Czech Republic and 10 stores in Slovakia.

During the financial year ended the 24th February, 2001, the Group's Asian business had sales of £919 million, up 84.9 per cent. on the previous year, and made an operating profit of £4 million.

As at 24th February 2001, the Group's Asian business comprised 24 hypermarkets in Thailand, 7 hypermarkets in South Korea and a single store in Taiwan.

During 2001/2 a further 32 stores and hypermarkets are planned to be opened overseas, as part of the Group's target to have 45 per cent. of total selling space outside the United Kingdom. Planned new store openings include seven hypermarkets in Thailand, five in South Korea, two stores in Taiwan, six stores each in Hungary and Poland, three stores in Slovakia and two stores each in Czech Republic and the Republic of Ireland.

In Malaysia (with a joint venture partner) the Group is awaiting regulatory approval to develop 15 stores across the country.

The Group is currently researching both China and Japan.

United Kingdom Core Business

As at 24th February, 2001, the Group operated 692 stores in the United Kingdom, ranging in formats from the Tesco Express petrol forecourt/convenience store through to the Tesco Extra hypermarket format (over 100,000 sq. ft.). During the financial year ended 24th February, 2001 48 new stores were opened comprising 1.3 million sq. ft. of new space. The store development programme (along with initiatives such as extending 24 hour opening to 300 stores, operating a continuous replenishment system to improve availability on shelves at all times and investing in value by cutting prices) helped contribute to an increase in United Kingdom sales to £19,880 million in the financial year ended 24th February, 2001 (an increase of 8.5 per cent. over the previous year).

As at 24th February, 2001, Tesco Personal Finance, a joint venture formed in 1997 with The Royal Bank of Scotland to offer personal financial services to customers, had approximately two million customers

and 15 products and services including approximately 900,000 credit card holders and approximately 400,000 savings account customers. During the year ended 24th February, 2001, the Group's share of profit from Tesco Personal Finance was approximately £3 million.

Tesco.com is the largest grocery e-tailer in the world, with approximately one million customers and sales during the year ended 24th February, 2001 of £237 million.

Capital Expenditure

During the financial year ended 24th February, 2001, Group capital expenditure was £1.944 billion (compared to £1.488 billion in the financial year ended 26th February, 2000) and included £200 million for the repurchase of certain United Kingdom stores previously part of a sale and leaseback agreement. United Kingdom capital expenditure amounted to £1,206 million, including £705 million on new stores and £175 million on refits. Total international capital expenditure was £738 million, including £390 million in Asia. In the current financial year, Group capital expenditure is expected to increase slightly to £2 billion, reflecting the continued store development programme across the Group.

The expected increase in capital expenditure is anticipated to give rise to a higher level of indebtedness at the end of the Group's current financial year ending 23rd February, 2002 as compared with that at the end of its last financial year.

Financial Information

Further information on the Issuer is contained in its latest Financial Statements, copies of which are available on request from the Issuer.

Board of Directors of the Issuer

The current directors of the Issuer, as at 27th July, 2001, and their functions and principal activities outside the Issuer, where these are significant with respect to the Group, are as follows:

J. A. Gardiner	*Non-Executive Chairman*
T. P. Leahy	*Chief Executive*
D. E. Reid, CA	*Executive Director – Deputy Chairman* *Non-Executive Director of De Vere Group plc*
R. S. Ager	*Executive Director – Company Secretary* *Non-Executive Director of Oasis Stores Plc*
C. L. Allen	*Non-Executive Director* *Chairman of Granada plc*
P. A. Clarke	*Executive Director – Logistics and IT Director*
Dr. H. Einsmann	*Non-Executive Director* *Non-Executive Director of EMI Group Plc* *Executive Director of Stora Enso Oyj (part of the Wallenberg Group)* *Executive Director of British American Tobacco plc* *Operating Partner of E.Q.T. (a Swedish private equity group)*
J. Gildersleeve	*Executive Director – Commercial and Trading Director* *Non-Executive Director of Gallaher Group Plc* *Non-Executive Director of The Carphone Warehouse Group PLC*
A. T. Higginson	*Executive Director – Finance Director*
T. J. R. Mason	*Executive Director – Marketing and E-Commerce Director* *Non-Executive Director of Capital Radio Plc*
J. Melbourn, CBE	*Non-Executive Director* *Executive Director of Gulf International Bank (U.K.) Ltd.*
V. Morali	*Non-Executive Director* *Chief Operating Officer and Executive Director of Fimalac S.A.*
G. F. Pimlott	*Non-Executive Director* *Deputy Chairman of Hammerson plc*
D. T. Potts	*Executive Director – Retail Director*

The business address of each of the above is Tesco House, Delamare Road, Cheshunt, Hertfordshire EN8 9SL.

CAPITALISATION AND INDEBTEDNESS OF TESCO PLC

The following table sets out the audited consolidated share capital and reserves and indebtedness of the Group at 24th February, 2001.

	£m
Share capital and reserves	
Issued fully paid Ordinary shares of 5p each (authorised £460,000,000)	347
Share premium account	1,870
Profit and loss account	3,099
Total share capital and reserves	5,316
Indebtedness	
Amounts falling due within one year	
Secured	
Bank loans (Note 2)	12
Unsecured	
Bank loans and overdrafts (Note 1)	1,377
Finance leases	24
	1,413
Amounts falling due after more than one year	
Unsecured	
Other loans	326
Finance leases	17
8¾% bonds 2003	200
4% unsecured deep discount loan stock 2006 (Note 3)	94
7½% bonds 2007	325
5⅛% bonds 2009	350
6⅝% bonds 2010	150
4% RPI bonds 2016 (Note 4)	203
6% bonds 2029	200
Medium term notes	60
	1,925
Total indebtedness	3,338

Notes

1. Bank deposits at subsidiary undertakings of £847m have been offset against debts in the parent company under a legal right of set-off.
2. £12 million of bank loans due within one year are secured on various properties.
3. The 4% unsecured deep discount loan stock is redeemable in 2006 at a par value of £125m.
4. The 4% RPI bonds are redeemable in 2016 at a par value of £200m indexed for increases in the RPI over the life of the bonds.
5. Save as set out above and excluding inter-company arrangements the Group did not have outstanding at 24th February, 2001 any loan capital (either issued or created but unissued), term loans or other borrowings or indebtedness in the nature of borrowings, including bank overdrafts and liabilities under acceptance (other than normal trade bills) or acceptance credits, mortgages, hire purchase commitments, material guarantees or material contingent liabilities.
6. None of the indebtedness of the Group is guaranteed by a non-Group member.
7. There has been no material change in consolidated indebtedness, guarantees or contingent liabilities or in consolidated share capital and reserves of the Group since 24th February, 2001.

UNITED KINGDOM TAXATION

The following applies only to persons who are the beneficial owners of Notes and is a summary of the Issuer's understanding of current law and practice in the United Kingdom relating to certain aspects of United Kingdom taxation. Some aspects do not apply to certain classes of person (such as dealers and persons connected with the Issuer) to whom special rules may apply. Prospective Noteholders who may be subject to tax in a jurisdiction other than the United Kingdom or who may be unsure as to their tax position should seek their own professional advice.

Interest on the Notes

1. *Payment of interest on the Notes*

   United Kingdom withholding tax (including such withholding or deduction for or on account of tax by issuers, paying agents and collecting agents) was abolished in relation to interest payments made (or, in the case of collecting agents, received) on or after 1st April, 2001 in respect of securities listed on a "recognised stock exchange", as defined in section 841 of the Income and Corporation Taxes Act 1988 (the "Act") (the London Stock Exchange is such a recognised exchange). Provided, therefore, that the Notes remain so listed, interest on the Notes will be payable without withholding or deduction on account of United Kingdom tax.

   Interest on the Notes may also be paid without withholding or deduction on account of United Kingdom tax where interest on the Notes is paid to a person who belongs in the United Kingdom and the Issuer reasonably believes (and any person by or through whom interest on the Notes is paid reasonably believes) that the beneficial owner is within the charge to United Kingdom corporation tax as regards the payment of interest at the time the payment is made, provided that the Inland Revenue has not given a direction that it has reasonable grounds to believe that it is likely that the beneficial owner is not within the charge to United Kingdom corporation tax in respect of such payment of interest at the time the payment is made.

   In all other cases, an amount must be withheld from payments of interest on the Notes on account of United Kingdom income tax at the lower rate (currently 20 per cent.), subject to any direction to the contrary by the Inland Revenue under an applicable double taxation treaty.

   Noteholders who are individuals may wish to note that the Inland Revenue has power to obtain information (including the name and address of the beneficial owner of the interest) from any person in the United Kingdom who either pays interest to or receives interest for the benefit of an individual. Such information may, in certain circumstances, be exchanged by the Inland Revenue with the tax authorities of other jurisdictions.

2. *Proposed EU Savings Directive*

   On 18th July, 2001 the European Union Commission published a proposal for a new directive regarding the taxation of savings income. It is proposed that, subject to a number of important conditions being met, Member States will be required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to an individual resident in that other Member State, subject to the right of certain Member States (including Luxembourg but not including the United Kingdom) to opt instead for a withholding system for a transitional period in relation to such payments. The proposals are not yet final, and they may be subject to further amendment and/or clarification.

SUBSCRIPTION AND SALE

The Dealers have, in an amended and restated dealer agreement (the "Dealer Agreement") dated 27th July, 2001, agreed with the Issuer a basis upon which they or any of them may from time to time agree to purchase Notes. Any such agreement will extend to those matters stated under "Form of the Notes" and "Terms and Conditions of the Notes" above. In the Dealer Agreement, the Issuer has agreed to reimburse the Dealers for certain of their expenses in connection with the establishment of the Programme and the issue of Notes under the Programme.

United States

The Notes have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act.

Each Dealer has represented and agreed and each further Dealer appointed under the Programme will be required to represent and agree that, except as permitted by the Dealer Agreement, it will not offer, sell or deliver Notes (i) as part of their distribution at any time and (ii) otherwise until 40 days after the completion of the distribution of all Notes of the Tranche of which such Notes are a part within the United States or to, or for the account or benefit of, U.S. persons and it will have sent to each dealer to which it sells Notes during the restricted period a confirmation or other notice setting forth the restrictions on offers and sales of the Notes within the United States or to, or for the account or benefit of, U.S. persons. Terms used in the preceding paragraph and in this paragraph have the meanings given to them by Regulation S under the Securities Act.

In addition, until 40 days after the completion of the distribution of all Notes of the Tranche of which such Notes are a part, an offer or sale of Notes within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act.

The Notes are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to a United States person, except in certain transactions permitted by U.S. tax regulations. Terms used in this paragraph have the meanings given to them by the U.S. Internal Revenue Code and regulations thereunder.

Each issue of Index Linked Notes and Dual Currency Notes shall be subject to such additional U.S. selling restrictions as the Issuer and the relevant Dealer shall agree as a term of the issue and purchase of such Notes, which additional selling restrictions shall be set out in the applicable Pricing Supplement. Each relevant Dealer has agreed and each further Dealer appointed under the Programme will be required to agree that it will offer, sell or deliver such Notes only in compliance with such additional U.S. selling restrictions.

United Kingdom

Each Dealer has represented and agreed and each further Dealer appointed under the Programme will be required to represent and agree that:

(i) in relation to Notes which have a maturity of one year or more and which are to be admitted to the Official List, it has not offered or sold and will not offer or sell any Notes to persons in the United Kingdom prior to admission of such Notes to listing in accordance with Part IV of the Financial Services Act 1986 (the "FSA") except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 as amended or the FSA;

(ii) in relation to Notes which have a maturity of one year or more and which are not to be admitted to the Official List, it has not offered or sold and, prior to the expiry of the period of six months from the issue date of such Notes, will not offer or sell any such Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public

in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended);

(iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of any Notes, other than, in relation to any Notes to be admitted to the Official List, any document which consists of or any part of listing particulars, supplementary listing particulars or any other document required or permitted to be published by listing rules under Part IV of the FSA, to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 (as amended) or is a person to whom such document may otherwise lawfully be issued or passed on; and

(iv) it has complied and will comply with all applicable provisions of the FSA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

Japan

The Notes have not been and will not be registered under the Securities and Exchange Law of Japan (the "Securities and Exchange Law") and each Dealer has agreed and each further Dealer appointed under the Programme will be required to agree that it will not offer or sell any Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organised under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan except in compliance with the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

France

Each of the Dealers and the Issuer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree that, in connection with their initial distribution, it has not offered or sold and will not offer or sell, directly or indirectly, Notes to the public in the Republic of France, and has not distributed or caused to be distributed and will not distribute or cause to be distributed to the public in the Republic of France, this Offering Circular or any other offering material relating to the Notes, and that such offers, sales and distributions have been and shall only be made in the Republic of France to qualified investors (*investisseurs qualifiés*) as defined in and in accordance with Articles L.411-1 and L.411-2 of the *Code Monétaire et Financier* and *décret* no. 98-880 dated 1st October, 1998.

Investors in the Republic of France may only participate in the issue of Notes for their own account in accordance with the conditions set out in *décret* no. 98-880 dated 1st October, 1998. Notes may only be issued, directly or indirectly, to the public in the Republic of France in accordance with Articles L.411-1 and L.411-2 of the *Code Monétaire et Financier*.

Germany

In connection with the initial placement of any Notes in Germany, each Dealer has agreed and each further Dealer appointed under the Programme will be required to agree that it will offer and sell Notes (i) unless otherwise provided in the relevant subscription agreement or the applicable Pricing Supplement in the case of an issue made on a syndicated basis, only for an aggregate purchase price per purchaser of at least DM 80,000 (or its equivalent in euro or any other currency) or such other amount as may be stipulated from time to time by applicable German law or (ii) as may otherwise be permitted in accordance with applicable German law.

The Netherlands

Each Dealer has represented and agreed and each further Dealer appointed under the Programme will be required to represent and agree that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell in The Netherlands any Notes other than to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).

General

Each Dealer has agreed and each further Dealer appointed under the Programme will be required to agree that it will (to the best of its knowledge and belief) comply with all applicable securities laws and regulations in force in any jurisdiction in which it purchases, offers, sells or delivers Notes or possesses or distributes this Offering Circular and will obtain any consent, approval or permission required by it for the purchase, offer, sale or delivery by it of Notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers, sales or deliveries and neither the Issuer nor any other Dealer shall have any responsibility therefor.

Neither the Issuer nor any of the Dealers represents that Notes may at any time lawfully be sold in compliance with any applicable registration or other requirements in any jurisdiction, or pursuant to any exemption available thereunder, or assumes any responsibility for facilitating such sale.

With regard to each Tranche, the relevant Dealer will be required to comply with such other or additional restrictions as the Issuer and the relevant Dealer shall agree to be appropriate and as shall be set out in the applicable Pricing Supplement.

GENERAL INFORMATION

Authorisation

The establishment and updating of the Programme and the issue of Notes thereunder have been duly authorised by resolutions of the Board of Directors of the Issuer dated 14th July, 1997 and 14th July, 1999.

Listing of Notes on the Official List

The listing of Notes on the Official List will be expressed as a percentage of their nominal amount (excluding accrued interest). It is expected that each Tranche of Notes which is to be admitted to the Official List and to trading on the London Stock Exchange's market for listed securities will be admitted separately as and when issued, subject only to the issue of a temporary global Note initially representing the Notes of such Tranche. The listing of Notes issued during the period of 12 months from the date of this Offering Circular is expected to be granted on or around 31st July, 2001.

Clearing Systems

The Notes have been accepted for clearance through Clearstream, Luxembourg and Euroclear. The appropriate Common Code and ISIN for each Tranche of Notes allocated by Clearstream, Luxembourg and Euroclear will be specified in the relevant Pricing Supplement. If the Notes are to be cleared through an additional or alternative clearing system the appropriate information will be specified in the relevant Pricing Supplement.

Significant or Material Change

Save as disclosed in this Offering Circular, there has been no significant change in the financial or trading position of the Issuer or of the Group and there has been no material adverse change in the financial position or prospects of the Issuer or the Group since 24th February, 2001.

Litigation

Neither the Issuer nor any member of the Group is or has been involved in any legal or arbitration proceedings (including any proceedings which are pending or threatened of which the Issuer is aware) which may have or have had in the 12 months preceding the date of this document a significant effect on the financial position of the Group.

Auditors

The consolidated accounts of the Group for the years ended 27th February, 1999, 26th February, 2000 and 24th February, 2001 were audited by PricewaterhouseCoopers, Chartered Accountants, in accordance with generally accepted auditing standards in the United Kingdom and reported on without qualification.

Trust Deed

The Trust Deed provides that the Trustee may rely on certificates or reports from the Auditors (as defined therein) and enter into engagement letters with the Auditors whether or not any such certificate or report or engagement letter or other document entered into by the Trustee and the Auditors in connection therewith contains any limit on the liability (whether monetary or otherwise) of the Auditors.

Accounts

The financial information contained in this Offering Circular does not constitute statutory accounts (within the meaning of Section 240 of the Companies Act 1985) (the "Companies Act")) for any year or other period. Statutory accounts for the years ended 27th February, 1999, 26th February, 2000 and 24th February, 2001 have been delivered to the Registrar of Companies in England and Wales.

European Monetary Union

The third stage of European economic and monetary union commenced on 1st January, 1999 when the value of the euro as against the currencies of the member states participating in the third stage was irrevocably fixed and the euro became a currency in its own right. Each euro is denominated into 100 cents

and, for a transitional period of three years, into participating member currencies at the following fixed exchange rates:

Austrian schilling	13.7603	Irish punt	0.787564
Belgian franc	40.3399	Italian lira	1936.21
Dutch guilder	2.20371	Luxembourg franc	40.3399
Finnish markka	5.94573	Portuguese escudo	200.482
French franc	6.55957	Spanish peseta	166.386
German mark	1.95583		

With effect from 1st January, 2002 the participating member currencies will cease to exist.

Banking Act 1987 (Exempt Transactions) Regulations 1997

Issues of Notes which are to be exempt transactions under regulation 13(1) or (3) of the Banking Act 1987 (Exempt Transactions) Regulations 1997 (the "Regulations") will constitute commercial paper or shorter term debt securities or longer term debt securities (in each case as defined in the Regulations), as specified in the applicable Pricing Supplement, in each case issued in accordance with regulations made under Section 4 of the Banking Act 1987. The Issuer is neither an authorised institution nor a European authorised institution (as such terms are defined in the Regulations) and repayment of the principal and payment of any interest or premium in connection with such Notes will not be guaranteed.

In relation to any issues of Notes which are to be exempt transactions under regulation 13(3) of the Regulations where such Notes would fall within regulation 13(4)(a) or (b) of the Regulations:

(a) the Issuer confirms that as at the date hereof, it has complied with its obligations under the relevant rules (as defined in the Regulations) in relation to the admission to and continuing listing of the Programme and of any previous issues made under it and listed on the same exchange as the Programme;

(b) the Issuer will confirm in the applicable Pricing Supplement relating to such Notes that it has complied with its obligations under the relevant rules in relation to the admission to listing of such Notes or, where such Notes have not yet been admitted to listing, will have complied with such obligations by the time when such Notes are so admitted; and

(c) the Issuer confirms that as at the date hereof, it has not, since the last publication, if any, in compliance with the relevant rules of information about the Programme, any previous issues made under it and listed on the same exchange as the Programme, or any Notes falling within regulation 13(4)(a) or (b) of the Regulations, having made all reasonable enquiries, become aware of any change in circumstances which could reasonably be regarded as significantly and adversely affecting its ability to meet its obligations as issuer in respect of such Notes as they fall due.

In relation to issues of Notes which are to be exempt transactions under regulation 13(3) of the Regulations and fall within Regulation 13(4)(b), the Issuer has complied and will continue to comply with its obligations under the Regulations to lodge all relevant information (as defined in the Regulations) in relation to any such Notes with the UK Listing Authority.

Documents Available

So long as Notes are capable of being issued under the Programme, copies of the following documents will, when published, be available from the registered office of the Issuer and from the specified office of the Agent in London:

(i) the Memorandum and Articles of Association of the Issuer;

(ii) the consolidated audited financial statements of the Group in respect of the financial years ended 26th February, 2000 and 24th February, 2001;

(iii) the most recently published audited annual financial statements of the Group and the most recently published interim financial statements (if any) of the Group;

(iv) the Dealer Agreement, the Trust Deed, the Agency Agreement and the Schedule of Forms (containing the forms of the Temporary Global Notes, the Permanent Global Notes, the Definitive Notes, the Receipts, the Coupons and the Talons);

(v) this Offering Circular;

(vi) any future offering circulars, supplementary listing particulars, prospectuses, information memoranda and supplements including Pricing Supplements (save that a Pricing Supplement relating to an unlisted Note will only be available for inspection by a holder of such Note and such holder must produce evidence satisfactory to the Paying Agent as to its holding and identity) to this Offering Circular and any other documents incorporated herein or therein by reference; and

(vii) in the case of each issue of listed Notes subscribed pursuant to a subscription agreement, the subscription agreement (or equivalent document).

REGISTERED HEAD OFFICE OF THE ISSUER

Tesco PLC
Tesco House
Delamare Road
Cheshunt
Hertfordshire EN8 9SL

THE TRUSTEE

Royal Exchange Trust Company Limited
Guildhall House
81/87 Gresham Street
London EC2V 7QE

PRINCIPAL PAYING AGENT

HSBC Bank plc
Mariner House
Pepys Street
London EC3N 4DA

PAYING AGENT

Dexia Banque Internationale
à Luxembourg S.A.
69 Route d'Esch
L-1470 Luxembourg

LEGAL ADVISERS

To the Issuer

Berwin Leighton Paisner
Adelaide House
London Bridge
London EC4R 9HA

To the Dealers and the Trustee

Allen & Overy
One New Change
London EC4M 9QQ

AUDITORS TO THE ISSUER

PricewaterhouseCoopers
1 Embankment Place
London WC2N 6NN

LONDON LISTING AGENT

Morgan Stanley & Co. International Limited
25 Cabot Square
Canary Wharf
London E14 4QA

DEALERS

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB

BNP Paribas
10 Harewood Avenue
London NW1 6AA

Credit Suisse First Boston (Europe) Limited
One Cabot Square
London E14 4QJ

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4 2BB

HSBC Bank plc
Thames Exchange
10 Queen Street Place
London EC4R 1BQ

Morgan Stanley & Co. International Limited
25 Cabot Square
Canary Wharf
London E14 4QA

Royal Bank of Canada Europe Limited
71 Queen Victoria Street
London EC4V 4DE

The Royal Bank of Scotland plc
135 Bishopsgate
London EC2M 3UR

Salomon Brothers International Limited
Citigroup Centre
33 Canada Square
London E14 5LB

UBS AG, acting through its business group
UBS Warburg
1 Finsbury Avenue
London EC2M 2PP

Printed by greenaways, a member of the ormolu group
London, Edinburgh, Leeds, Manchester, New York, Paris, Hong Kong, Singapore, Tokyo. S133526

No. 445790

TESCO PLC

Incorporated 27th November 1947

Memorandum

and

Articles of Association


CERTIFIED TRUE COPY
Deputy Secretary
Director

THE COMPANIES ACTS 1985 TO 1989

COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

OF

TESCO PLC

1 The name of the Company is "Tesco PLC". [1]

2 The Company is to be a public company. [2]

3 The registered office of the Company will be situated in England and Wales.

4 The objects for which the Company is established are:

(1) to carry on the business of a holding, finance and investment company in all its branches, and to acquire by public offer, subscription, exchange, purchase, lease, concession, grant, license or otherwise such undertakings, businesses, options, rights, privileges, lands, buildings, leases, underleases, stocks, shares, debentures, debenture stock, bonds, obligations, securities, reversionary interests, annuities, policies of assurances and other property and rights and interests in property and generally to hold, manage, develop, lease, sell or dispose of the same; and to vary any of the investments of the Company, to act as trustees of any deeds constituting or securing any debentures, debenture stock or other securities or obligations, to enter into, assist or participate in financial, commercial, mercantile, industrial and other transactions, undertakings and businesses of every description, and to establish, carry on, develop and extend the same or sell, dispose of or otherwise turn the same to account, and co-ordinate the policy and administration of any companies of which the Company is a member or which are in any manner controlled by or connected with the Company;

(2) to carry on business as wholesale and retail grocers, general shopkeepers, refreshment contractors, restaurant keepers, licensed victuallers, beers, wine, spirit and mineral water merchants and tobacconists and as growers, producers, manufacturers, refiners, and importers of and dealers in, flour of all kinds, fruit, vegetables, sauces, spices, pickles, jams, bacon, butter, margarine, preserves, salt,

cheese, sugar, eggs, meat, poultry, fish, oils, starches, gelatines, glucose, confectioneries and foods and provisions of all kinds for human or animal consumption;

(3) to acquire and hold shares, stock, debentures and debenture stocks, bonds, obligations and securities issued or guaranteed by any company constituted or carrying on business in the United Kingdom or in any dominion, colony or dependency or possession thereof, or in any foreign country, and any right or interest therein, and debentures, debenture stocks, bonds, obligations and securities issued or guaranteed by any government, sovereign, ruler, commissioners, public body or authority, supreme, municipal, local or otherwise, whether at home or abroad, and any right or interest therein, and annuities for any period or periods, whether certain or uncertain, or on the life or lives of any person or persons and any right or interest therein, and from time to time to vary any such investments;

(4) to acquire any such shares, stocks, debentures, debenture stocks, bonds, obligations, securities or annuities by original subscription, tender, purchase, exchange or otherwise, and to subscribe for the same either conditionally or otherwise and to guarantee the subscription thereof and to exercise and enforce all rights and powers conferred by or incident to the ownership thereof;

(5) to invest the funds of the Company in, and to acquire and hold land of freehold, leasehold or any other tenure and any estate or interest therein and any house or other property, and to make advances upon the security of land, house or other property, or any interest therein;

(6) to purchase, take on lease or tenancy, hire or otherwise acquire for any estate or interest, and to sell, exchange, surrender, lease, mortgage, charge, convert, develop, turn to account, take options over, dispose of and deal with any property, real or personal, and rights of any kind which may appear to be necessary or convenient for any business of the Company in any part of the world;

(7) to carry on any other business which may seem to the Company capable of being conveniently carried on in connection with any of its objects or calculated, directly or indirectly, to enhance the value of or render profitable any of the Company's property or rights;

(8) to establish or promote or concur or participate in the establishment or promotion of any company or companies for the purpose of carrying on all or any of the businesses which this Company is authorised to carry on, or for the purpose of acquiring all or any of the property, assets, rights and liabilities of this Company, or for any other purpose whatsoever which may seem, directly or indirectly, calculated to benefit this Company, and to form, constitute and promote British or foreign companies, syndicates, associations and undertakings of all kinds, and to secure by underwriting or otherwise the subscription of any part of the capital of any such company, syndicate, association or undertaking and to pay any commission, brokerage or other remuneration in connection therewith;

(9) to enter into partnership or into any arrangements for sharing profits, union of interest, joint adventure, reciprocal concession, co-operation or otherwise with any company or person carrying on or engaged in, or about to carry on or engage in, any business or transaction which the Company is authorised to carry on or engage in, or any business or transaction capable of being conducted so as, directly or indirectly, to benefit the Company, and to lend money to, guarantee the contracts of or otherwise assist any such company or person, and to subscribe for, take or otherwise acquire and hold shares or stocks in or securities of, and to subsidise or otherwise assist any such company or person, and to sell, hold, re-issue, with or without guarantee, or otherwise deal with such shares, stocks or securities;

(10) to make, draw, accept, endorse, negotiate, execute and issue, discount, buy, sell, and deal in bills, notes, warrants, coupons and other negotiable or transferable instruments;

(11) to build, construct, carry out, equip, maintain, improve, alter, enlarge, pull down, remove, replace, manage, develop, work, control and superintend any shops, factories, warehouses, farms, nurseries, offices, hotels, mills and works and any wharves, roads, ways and railways, and any machinery, engines and plant and all other works and conveniences which may seem, directly or indirectly, conducive to any of the objects of the Company, and to contribute to, subsidise or otherwise aid by taking part in any such operations;

(12) to obtain or acquire by application, purchase, license or otherwise, and to exercise and use and grant licences to others to exercise and use, patent rights, brevets d'invention, concessions or protections in any part of the world for any invention, mechanism or process, secret or otherwise, and to disclaim, alter or modify such

patent rights or protection and also to acquire, use and register trade marks, trade names, registered or other designs, rights of copyright or other rights or privileges in relation to any business for the time being carried on by the Company;

(13) to receive from any person or persons, whether a shareholder or shareholders, Director or Directors, Manager or Managers, employee or employees of the Company or otherwise, or from any company, money or securities on deposit at interest, or for safe custody or otherwise;

(14) to amalgamate with any other company having objects altogether or in part similar to those of this Company;

(15) to remunerate the Directors, Manager or Managers, officials and servants of the Company and others, out of or in proportion to the returns or profits of the Company, or otherwise as the Company may think proper, and to formulate and to carry into effect any scheme for sharing the profits of the Company with employees of the Company or any of them;

(16) to pay all expenses of and preliminary, or in anywise relating to the formation, establishment and registration of the Company, or any negotiation, act, deed or thing in connection therewith, and to issue shares as fully or in part paid up and to pay out of the funds of the Company all brokerage and charges incidental thereto;

(17) to purchase or otherwise acquire, take over, undertake and carry on, wholly or in part for cash, shares, debentures or otherwise howsoever, and as a going concern or otherwise, all or any part of the business, property, goodwill, assets and liabilities of any person or company;

(18) to borrow and raise money, and secure or discharge any debt or obligation of or binding on the Company in such manner as may be thought fit, and in particular by mortgages of or charges upon the undertaking and all or any of the real and personal property (present and future) and any uncalled capital of the Company, or by the creation and issue, on such terms as may be thought expedient, of debentures or debenture stocks perpetual or otherwise, or other securities of any description;

(19) to lend money, and to enter into any guarantee, contract of indemnity or suretyship and in particular (without prejudice to the generality) to guarantee, support or secure, with or without consideration, whether by personal obligation or by

mortgaging or charging all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company or by both such methods or in any other manner, the performance of any obligations or commitments of, and the repayment or payment of the principal amounts of and any premiums, interest, dividends and other monies payable on or in respect of any securities or liabilities of any person, including (without prejudice to the generality) any company which is for the time being a subsidiary or a holding company of the Company or another subsidiary of a holding company of the Company or otherwise associated with the Company;

(20) to sell, exchange, mortgage, let on rent, share of profit, royalty or otherwise grant licences, easements, options, servitudes and other rights over and in any other manner deal with or dispose of the undertaking, property, assets, rights and effects of the Company or any part thereof, for such consideration as may be thought fit, and in particular for stocks, shares, whether fully or partly paid up, debentures, debenture stocks or other obligations or securities of any other company;

(21) to enter into and carry out financial management or treasury transactions of all kinds, including without limitation, all manner of interest, currency and commodity hedging transactions (whether by way of swaps, options, futures, or any other method whatsoever); and to invest any monies of the Company not for the time being required for the general purposes of the Company in such investments as may be thought proper, and to hold, sell or vary such investments;

(22) to distribute among the Members of the Company in specie any property of the Company;

(23) to take such necessary or proper steps as may be deemed advisable in Parliament, or with the authorities, national, local, municipal or otherwise of any place in which the Company may have interests, and to carry on any negotiations or operations for the purpose of, directly or indirectly, carrying out the objects of the Company, or effecting any modification in the constitution of the Company, or furthering the interests of its Members and, if thought advisable, to oppose any such steps taken by any other company or person which may be considered likely, directly or indirectly, to prejudice the interests of the Company or its Members;

(24) to procure the registration or incorporation of the Company in or under the laws of any place outside England;

(25) to enter into any arrangements with any government or authority, supreme, municipal, local or otherwise, or any company, that may seem conducive to the Company's objects or any of them, and to obtain from any such government, authority or company any charters, contracts, decrees, rights, privileges and concessions, and to carry out, exercise and comply with any such arrangements, charters, contracts, decrees, rights, privileges and concessions;

(26) to undertake and execute any trusts the undertaking whereof may seem desirable, and either gratuitously or otherwise, and in particular to act as depository of any shares or securities of, and as agents or brokers for the investment, loan, payment transmission or collection of money, and the purchase, sale, improvement or development and management of property for, any company or person and to undertake and perform subcontracts;

(27) to subscribe or guarantee money for any national, charitable, benevolent, public, general or useful object, or for any exhibition;

(28) to grant or to procure the grant of donations, gratuities, pensions, annuities. allowances or other benefits, including benefits on death, to, or purchase or maintain any type of insurance for or for the benefit of, any directors, officers or employees or former directors, officers or employees of the Company or any company which at any time is or was a subsidiary or a holding Company of the Company or another subsidiary of a holding company of the Company or otherwise associated with the Company or of any predecessor in business of any of them, and to the relations, connections or dependants of any such persons, and to other persons whose service or services have directly or indirectly been of benefit to the Company or whom the Board of Directors of the Company considers to have any moral claim on the Company or to their relations, connections or dependants, and to establish or support any funds, trusts, insurances or schemes or any associations, institutions, clubs or schools, or to do any other thing likely to benefit any such persons or otherwise to advance the interests of such persons or the Company or its Members;

(29) to act as Secretaries, Managers, Registrars or Transfer Agents for any other company;

(30) to do all or any of the things and matters aforesaid in any part of the world, and either as principals, agents, contractors, trustees or otherwise, and by or through trustees, agents or otherwise, and either alone or in conjunction with others;

(31) to do all such other things whatsoever and wheresoever as may in the opinion of the Board of Directors of the Company be necessary, incidental, conducive or convenient to the attainment of the above objects or any of them, or calculated directly or indirectly to enhance the value of or render profitable any of the Company's property, assets or rights, or otherwise likely in any respect to be advantageous to the Company.

And it is hereby declared that the word "company" in this clause, except where used in reference to this Company, shall be deemed to include any partnership or other body of persons, whether corporate or unincorporate, and whether registered or domiciled in the United Kingdom or elsewhere, and that the objects specified in the different paragraphs of this clause shall, except where otherwise expressed in such paragraphs, be in no way limited by reference to or inference from any other paragraph or the name of the Company, but may be carried out in as full and ample a manner, shall be construed in as wide a sense, as if each of the said paragraphs defined the objects of a separate, distinct and independent company. [3]

5 The liability of the Members is limited.

6 The share capital of the Company is £100, divided into 400 shares of 5s. each. [4]

Notes:

[1] On 14th December, 1981 the Company was re-registered as Tesco Stores (Holdings) Public Limited Company and on 25 August 1983 the name of the Company was changed to Tesco PLC.

[2] The Company was re-registered as a public company on 14 December 1981.

[3] The objects of the Company were altered on 29 May 1992.

[4] By an Ordinary Resolution passed on 12 December 1947, the capital of the Company was increased to £300,000 by the creation of 1,199,600 shares of 5s. each.

By a Special Resolution passed on 28 December 1950, the capital of the Company was divided into 2,400,000 Preferred Ordinary Shares of 1s. each and 3,600,000 Ordinary Shares of 1s. each.

By a Special Resolution passed on 16 September 1955, the capital of the Company was increased to £500,000 by the creation of a further 4,000,000 Preferred Ordinary Shares of 1s. each.

By an Ordinary Resolution passed on 24 July 1957, the capital of the Company was increased to £1,000,000 by the creation of an additional 10,000,000 Preferred Ordinary Shares of 1s. each.

By a Special Resolution passed on 23 March 1960, each Preferred Ordinary Share of 1s. was converted into an Ordinary Share of 1s.

By an Ordinary Resolution passed on 22 July 1960, the capital of the Company was increased to £2,000,000 by the creation of a further 20,000,000 Ordinary Shares of 1s. each.

By an Ordinary Resolution passed on 24 July 1962, the capital of the Company was increased to £2,500,000 by the creation of a further 10,000,000 Ordinary Shares of 1s. each.

By an Ordinary Resolution passed on 26th July, 1963, the capital of the Company was increased to £3,500,000 by the creation of a further 20,000,000 Ordinary Shares of 1s. each.

By an Ordinary Resolution passed on 18 November 1964, the capital of the Company was increased to £4,500,000 by the creation of a further 20,000,000 Ordinary Shares of 1s. each.

By an Ordinary Resolution passed on 23 July 1965, the capital of the Company was increased to £6,000,000 by the creation of a further 30,000,000 Ordinary Shares of 1s. each.

By an Ordinary Resolution passed on 25 January 1968, the capital of the Company was increased to £12,000,000 by the creation of a further 120,000,000 Ordinary Shares of' 1s. each.

By an Ordinary Resolution passed on 24 October 1968, the capital of the Company was increased to £14,000,000 by the creation of a further 40,000,000 Ordinary Shares of 1s. each.

By an Ordinary Resolution passed on 27 March 1973, the capital of the Company was increased to £17,500,000 by the creation of an additional 70,000,000 Ordinary shares of 5p each.

By an Ordinary Resolution passed on 27 July 1979, the capital of the Company was increased to £20,000,000 by the creation of an additional 50,000,000 Ordinary Shares of 5p each.

By an Ordinary Resolution passed on 2 May 1985, the capital of the Company was increased to £30,000,000 by the creation of an additional 200,000,000 Ordinary Shares of 5p each.

By an Ordinary Resolution passed on 26 June 1987, the capital of the Company was increased to £104,000,000 by the creation of an additional 1,480,000 Ordinary Shares of 5p each.

By an Ordinary Resolution passed on 4 March 1991, the capital of the Company was increased to £135,500,000 by the creation of an additional 630,000,000 Ordinary Shares of 5p each.

By an Ordinary Resolution passed on 11 June 1998, the capital of the Company was increased to £460,000,000 by the creation of an additional 6,490,000,000 Ordinary Shares of 5p each.

WE, the several persons whose names and addresses are subscribed, are desirous of being formed into a Company in pursuance of this Memorandum of Association, and we respectively agree to take the number of shares in the capital of the Company set opposite to our respective names.

NAMES, ADDRESSES AND DESCRIPTIONS OF SUBSCRIBERS	NUMBER OF SHARES TAKEN BY EACH SUBSCRIBER
J.A.S. HAMILTON 18, Austin Friars, London EC2 *Solicitor*	One
SYDNEY DISBOROUGH 18, Austin Friars, London EC2 *Solicitor Clerk*	One
BARRY STUART-FISHER 18, Austin Friars, London EC2 *Solicitor Clerk*	One

Dated the 20th day of November, 1947

WITNESS to the above Signatures:

WINIFRED A MORTLOCK
18 Austin Friars,
London EC2
Secretary

MEMORANDUM

FROM	Mary Cook	TO	Sian Deane Accounts Payable
DEPT	Company Secretary's		
DATE	26th March, 2002	CC	Peter Roberson Corp. Accounts
REF	MKC EXT 51761		

EXECUTIVE SHARE OPTION SCHEME (1984)
UNAPPROVED EXECUTIVE SHARE OPTION SCHEME (1996)

Re: See Attached List

Please note that there will be a telephonic transfer to the Tesco PLC bank account today for the sum of £80,225.00. This payment is from NatWest Investments, in respect of executives who have exercised their options.

Mary Cook
Share Schemes Administrator

NAME	NUMBER OF SHARES
Mr George Godwin Marston Applecross Lenchwick Evesham Worcestershire WR11 4TG	30,000
Mr George Godwin Marston Applecross Lenchwick Evesham Worcestershire WR11 4TG	12,000
Mr Tibor Zelles Gyor Egyenloseg UT14 Hungary 9027	4,500
Mr Tibor Zelles Gyor Egyenloseg UT14 Hungary 9027	6,000
Mr Tibor Zelles Gyor Egyenloseg UT14 Hungary 9027	15,000
TOTAL	**67,500**


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 445790

Company name in full TESCO PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	15	02	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	75957		
Nominal value of each share	5P		
Amount (if any) paid or due on each share *(including any share premium)*	178.00P		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name NATWEST CREST ACCOUNT Address NWS COPORATE NOMINEES LIMITED A/C 66/51 DEPT 60 UK Postcode	Class of shares allotted ORDINARY	Number allotted 75;957
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 15 FEB 2002

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC, TESCO HOUSE,PO BOX 18,
DELAMARE ROAD, CHESHUNT, HERTS
EN8 9SL Tel 01992 626304
DX number DX exchange

AMMENDED COPY

NAME	NUMBER OF SHARES
Mr Robert Andrew Allison 5 Holly Crescent Broughty Ferry Dundee Angus DD5 2PS	8,000
Mr Michael Trevor Greener 81 Kestrel Way Sandy Bedfordshire SG19 2TG	8,000
Mr David Michael Lee 41 Henley Drive Frimley Green Camberley Surrey GU16 6NF	8,000
Mr Anthony J Morrison 89 Headcorn Road Thornton Heath Surrey CR7 6JS	4,000
Mr Malcolm John Mike Raycraft Ek-Chai Dist Syst Co Ltd 18 Floor Modernform Twr 699 Srinakarin Road Sunanluang Bangkok 10 Thailand	47,957
TOTAL	75,957


Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 445790

Company name in full TESCO PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	26	03	2001			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	19500		
Nominal value of each share	5P		
Amount (if any) paid or due on each share *(including any share premium)*	117.66p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

A15
COMPANIES HOUSE 17/04/01

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Form Revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name NATWEST CREST ACCOUNT Address NWS CORPORATE NOMINEES LIMITED A/C 66X51 DEPT 60 UK Postcode	Class of shares allotted ORDINARY	Number allotted 19,500
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 26 MAR 2001

~~A director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC,TESCO HOUSE,PO BOX 18,
DELAMARE ROAD, CHESHUNT, HERTS
EN8 9SL Tel 01992 626304
DX number DX exchange

NAME	NUMBER OF SHARES
Mr Eric Clifford Evans 6 Telford Court Bannockburn Stirling FK7 8LS	19,500
Total	19,500

No of Company 445790

COMPANY LIMITED B...

RESOLUTIONS
OF
TESCO PLC

Passed 15 June 2001

At the ANNUAL GENERAL MEETING of the above-named Company duly convened and held at the Royal Lancaster Hotel, Lancaster Terrace, London W2 2TY on Friday, 15 June 2001 the following Ordinary and Special resolutions were duly passed:-

ORDINARY RESOLUTIONS

10 That, in place of the equivalent authority conferred on the Directors at the last Annual General Meeting, the Directors be generally and unconditionally authorised:

(a) to exercise the power contained in the Articles of Association of the Company as from time to time varied so that, to the extent and in the manner determined by the Directors, the holders of ordinary shares of 5p each in the capital of the Company be permitted to elect to receive new ordinary shares, credited as fully paid, instead of the whole or any part of any dividends (including interim dividends) paid by the Directors or declared by the Company in general meeting (as the case may be) during or in respect of any financial year of the Company ending on or prior to 28 February 2006, including the final dividend for the financial year ended on 24 February 2001; and

(b) to capitalise the appropriate nominal amount of the new ordinary shares falling to be allotted pursuant to any elections made as aforesaid out of the amount standing to the credit of any reserve or fund (including the profit and loss account, share premium account, capital redemption reserve or any other non-distributable reserve), whether or not the same is available for distribution, as the Directors may determine, to apply such sum in paying up such ordinary shares in full and to allot such ordinary shares to the shareholders of the Company validly making such elections in accordance with their respective entitlements.

11 That, in place of the equivalent authority conferred on the Directors at the last Annual General Meeting, the Directors be generally and unconditionally authorised in accordance with section 80 of the Companies Act 1985 to allot relevant securities (which for the purpose of this resolution shall have the same meaning as in section 80(2) of the Companies Act 1985) of the Company provided that:

(a) the maximum amount of relevant securities that may be allotted pursuant to the authority given by this resolution shall be an aggregate nominal amount of £97.4 million;

(b) subject as provided in paragraph (c) of this resolution, the authority shall expire five years from the date of this resolution but may be previously revoked or varied by an ordinary resolution of the Company;

(c) such authority shall permit and enable the Company to make an offer or agreement before the expiry of such authority which would or might require relevant securities to be allotted after such expiry and shall permit the Directors to allot such securities pursuant to any such offer or agreement as if such authority had not expired; and

(d) in relation to the grant of any right to subscribe for, or convert any securities into, shares in the Company, the reference in this resolution to the maximum amount of relevant securities that may be allotted is to the maximum amount of shares which may be allotted pursuant to such right.

SPECIAL RESOLUTIONS

12 That:

(a) the Directors be empowered to allot equity securities of the Company (pursuant to the authority conferred on the Directors by resolution 11 above) at any time up to the conclusion of the Company's next Annual General Meeting following the date of the passing of this resolution or, if earlier, the expiry of 15 months from the date of the passing of this resolution, as if section 89(1) of the Companies Act 1985 did not apply to any such allotment, provided that such power shall be limited to the allotment of equity securities:

(i) in connection with a rights issue; and

(ii) otherwise than under sub-paragraph (a)(i) of this resolution, with an aggregate nominal amount of up to £17.33 million

(b) such power shall permit and enable the Company to make an offer or agreement before the expiry of such power which would or might require equity securities to be allotted after such expiry and shall permit the Directors to allot such securities pursuant to any such offer or agreement as if such power had not expired;

(c) in this resolution:

(i) "rights issue" means an offer of equity securities open for acceptance for a period fixed by the Directors to ordinary shareholders on the register on a fixed record date in proportion to their respective holdings of such shares or in accordance with the rights attached thereto (but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any regulatory body or any stock exchange in, any territory); and

(ii) the nominal amount of any securities should be taken to be, in the case of a right to subscribe for, or convert, any securities into shares of the Company, the nominal amount of the shares which may be allotted pursuant to such rights; and

(d) words and expressions defined in or for the purposes of sections 89 to 96 inclusive of the Companies Act 1985 shall bear the same meanings in this resolution.

13 That, the Company be generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Companies Act 1985) of ordinary shares of 5p each in the capital of the Company provided that:

(a) the maximum aggregate number of ordinary shares hereby authorised to be purchased is 693.30 million ordinary shares;

(b) the minimum price which may be paid for any ordinary share is the par value of such share from time to time and the maximum price which may be paid for any ordinary share is an amount equal to 5 per cent above the average of the middle-market quotations for the ordinary shares as derived from the London Stock Exchange Daily Official List for the five dealing days immediately preceding the day on which the purchase is made, in each case exclusive of expenses;

(c) unless previously revoked or varied, the authority hereby conferred shall, subject as provided in paragraph (d) of this resolution, expire at the conclusion of the Annual General meeting of the company next following the passing of this resolution (or, if earlier, 18 months from the date of the passing of this resolution); and

(d) the Company may contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be completed wholly or partly after the expiry of such authority, and may purchase ordinary shares pursuant to any such contract as if such authority had not expired.

14 That new articles of association of the Company, in the draft form produced to the meeting and identified by the Chairman's signature, be adopted to replace the existing articles of association.

J A GARDINER
CHAIRMAN

No. 445790

TESCO PLC

Incorporated 27th November 1947

ARTICLES OF ASSOCIATION

(Adopted by Special Resolution passed on 15 June 2001)

THE COMPANIES ACTS 1985 TO 1989

A PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

TESCO PLC

(Adopted by Special Resolution passed on 15 June 2001)

INTERPRETATION

Exclusion of Table A

1 **No regulations set out in any statute, or in any statutory instrument or other subordinate legislation made under any statute, concerning companies shall apply as the regulations or articles of association of the Company.**

Definitions

2 **In these Articles, unless the context otherwise requires:**

Act	means the Companies Act 1985;
Approved Depositary	means a custodian or other person (or a nominee for such custodian or other person) appointed under contractual arrangements with the Company or other arrangements approved by the Board whereby such custodian or other person or nominee holds or is interested in shares of the Company or rights or interests in shares of the Company and issues securities or other documents of title or otherwise evidencing the entitlement of the holder to or to receive such shares, rights or interests, provided and to the extent that such arrangements have been approved by the Board for the purpose of these Articles and shall include, where approved by the

Board, the trustee (acting in their capacity as such) of any employees' share scheme established by the Company or any other scheme or arrangement principally for the benefit of employees of the Company, its subsidiaries or subsidiary undertakings which has been approved by the Company in general meeting;

Auditors	means the auditors for the time being of the Company;
these Articles	means these articles of association as from time to time altered;
Board	means the board of Directors from time to time of the Company or the Directors present at a meeting of the Directors at which a quorum is present;
clear days	means in relation to the period of a notice, that period excluding the day when the notice is served or deemed to be served and the day for which it is given or on which it is to take effect;
Company	means Tesco PLC;
Director	means a director of the Company;
general meeting	includes a separate general meeting of the holders of any class of shares;
Holder	means in relation to any shares of the Company means the Member whose name is entered in the Register as the holder of those shares;
the London Stock Exchange	means The London Stock Exchange PLC;
Member	means a member of the Company;
Month	means a calendar month;
Office	means the registered office of the Company;

paid up	means paid up or credited as paid up;
Operator	means a person approved pursuant to the Regulations as operator of a relevant system;
person entitled by transmission	means a person whose entitlement to a share in consequence of the death or bankruptcy of a Member or any other event giving rise to its transmission by operation of law has been noted in the Register;
relevant system	a computer-based system, and procedures, which enable title to units of a security to be evidenced and transferred without a written instrument pursuant to the Regulations;
recognised clearing house and recognised investment exchange	means any clearing house or investment exchange (as the case may be) granted recognition under the Financial Services Act 1986;
Register	means the register of Members of the Company;
Regulations	means the Uncertificated Securities Regulations 1995;
Seal	means any common or official seal that the Company may be permitted to have under the Statutes;
Secretary	means the secretary of the Company and includes a joint, temporary, assistant or deputy secretary and any person appointed by the Board to perform any of the duties of the secretary of the Company;
Statutes	means the Act and every statute (including any orders, regulations or other subordinate legislation made under them) for the time being in force concerning companies, and affecting the Company;
Subsidiary	means a subsidiary or a subsidiary undertaking as defined in the Act;
United Kingdom	means Great Britain and Northern Ireland;

Working Day	a day (other than a Saturday or Sunday) on which the clearing banks in the City of London are open for business;
Year	means a calendar year.

Words in the singular include the plural and vice versa;

Words importing one gender only include all genders;

A reference to a person includes a body corporate and an unincorporated body of persons;

Expressions referring to "electronic mail", "electronically" and "electronic communication" shall have the same respective meanings as in the Electronic Communications Act 2000, the latter including, without limitation, email, facsimile, CD Rom, audio tape and telephone transmission and (in the case of electronic communication) by the Company in accordance with Article 168 publication on a website;

Expressions referring to writing shall be construed as including references to any method of representing or reproducing words in a legible form including (but only to the extent that (a) the Directors so resolve, either generally or in relation to particular categories of document; and (b) the recipient has requested or agreed) electronic communication;

The expression "address" shall include, in relation to electronic communication, any number or address used for the purpose of such communication;

All the provisions of these Articles as are applicable to paid-up shares shall apply to stock, and the words "share" and "shareholder" shall be construed accordingly;

References to any statute or statutory provision shall be construed as relating to any statutory modification or re-enactment of such statute or statutory modification for the time being in force (whether coming into force before or after the adoption of these Articles);

A special or extraordinary resolution shall be effective for any purpose for which an ordinary resolution is expressed to be required under any provision of these Articles;

Headings are included only for convenience and shall not affect the meaning of

these Articles;

Subject as set out above, any words or expressions defined in the Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

SHARE CAPITAL

Authorised share capital

3 At the date of the adoption of these Articles the authorised share capital of the Company is £460,000,000 divided into 9,200,000,000 ordinary shares of 5p each.

Further issues and rights attaching to shares on issue

4 Subject to the provisions of the Statutes and to any special rights attached to any existing shares or class of shares, any share in the Company may be issued with or have attached to it such preferential, deferred, qualified or special rights, privileges or conditions, either temporary or otherwise, as to participation in dividends or in distribution of assets or as to voting or otherwise as the Company may from time to time by ordinary resolution determine or, if no such resolution has been passed or so far as the resolution does not make specific provision, as the Board may decide.

Redeemable shares

5 Subject to the provisions of the Statutes and to any rights conferred on the holders of any other shares, any share may be issued which is to be redeemed, or is to be liable to be redeemed at the option of the Company or the holder.

Unissued shares

6 Subject to the provisions of the Statutes, these Articles and to any relevant authority given by the Company in general meeting, any unissued or new shares of the Company shall be at the disposal of the Board, which may allot, grant options over or otherwise dispose of them to such person, at such times and for such consideration and on such terms and conditions as the Board may determine.

Payment of commission

7 The Company may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by the Statutes. Subject to the Statutes, any such commission or brokerage may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in cash or partly in

paid shares.

Trusts not recognised

8 Except as ordered by a court of competent jurisdiction or as required by law, no person shall be recognised by the Company as holding any share on any trust, and the Company shall not be bound by or be required in any way to recognise (even when having notice) any interest in any share or any interest in any fractional part of a share or (except only as otherwise provided by these Articles or by law) any other right in respect of any share except an absolute right to the entirety of it as the registered holder.

Liability of joint holders

9 If two or more persons are registered as joint holders of any share, their liability in respect of it shall be several as well as joint.

Purchase of own shares

10 Subject to the provisions of the Statutes and to any rights conferred on the holders of any class of shares, the Company may purchase all or any of its shares of any class, including any redeemable shares at any price (whether at par or above or below par). Every purchase of, or contract for the purchase of, or under which the Company may become entitled or obliged to purchase, shares in the Company shall be authorised by such resolution of the Company as may be required by the Statutes and by an extraordinary resolution passed at a separate general meeting of the holders of any shares which at the date on which the purchase or contract is authorised by the Company in general meeting entitle them, either immediately or at any future time, to convert all or any of the shares of that class held by them into equity share capital of the Company (unless the terms of such convertible shares provide to the contrary). Neither the Company nor the Board shall be required to select the shares to be purchased rateably or in any other particular manner as between the holders of shares of the same class or as between them and the holders of shares of any class or in accordance with the rights as to dividends or capital conferred by any class of shares.

Indemnity against claims in respect of shares

11

(1) Whenever any law for the time being of any country, state or place imposes or purports to impose any immediate or future or possible liability on the Company to make any payment, or empowers any government or taxing authority or government official to require the Company to make any payment, in respect of any shares held either jointly or solely by any Member or in respect of any dividends or other moneys due or payable or accruing due or which may become due or payable to such Member by the Company or in respect of any such shares or for or on account or in respect of any Member, and whether in consequence of:

(a) the death of such Member;

(b) the non-payment of any income tax or other tax by such Member;

(c) the non-payment of any estate, probate, succession, death, stamp, or other duty by the executor or administrator of such Member or by or out of his estate; or (without limitation)

(d) any other act or thing;

the Company in every such case shall be fully indemnified by such Member or his executor or administrator from all liability arising by virtue of such law and may recover as a debt due from such Member or his executor or administrator (wherever constituted or residing) any moneys paid by the Company under or in consequence of any such law, together with interest thereon at such rate as the Board may determine from the date of payment to the date of repayment.

(2) Nothing contained in this Article shall prejudice or affect any right or remedy which any law may confer or purport to confer on the Company and as between the Company and any Member, his executor, administrator and estate wherever constituted or situated, any right or remedy which such law shall confer or purport to confer on the Company shall be enforceable by the Company.

Commissions on issue of shares

12 The Company may exercise the powers of paying commissions conferred by the Statutes to the full extent thereby permitted. The Company may also on any issue of shares pay such brokerage as may be lawful.

ALTERATIONS OF CAPITAL

Increase, consolidation, sub-division and cancellation

13 The Company may from time to time by ordinary resolution:

(a) increase its capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe;

(b) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c) sub-divide its existing shares or any of them into shares of smaller amount than is fixed by the Memorandum of Association (subject to the provisions of the Statutes) and the resolution may determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may, as compared with the others, have any such preferred, deferred or other special rights, or be subject to any such restrictions, as the Company has power to attach to unissued or new shares; or

(d) cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

Fractions on consolidation

14 Whenever as a result of a consolidation or sub-division of shares any Members would become entitled to fractions of a share, the Board may deal with the fractions as it thinks fit and in particular may sell the shares representing the fractions to any person (including, subject to the provisions of the Statutes, the Company) and distribute the net proceeds of sale in due proportion among those Members and the Board may authorise some person to transfer or deliver the shares to, or in accordance with the directions of, the purchaser. The person to whom any shares are transferred or delivered shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in, or invalidity of, the proceedings relating to the sale.

Reduction of capital

15 Subject to the provisions of the Statutes, the Company may by special resolution reduce its share capital, any capital redemption reserve or any share premium account or other undistributable reserves in any manner.

MODIFICATION OF RIGHTS

Variation of rights

16

(1) Subject to the provisions of the Statutes, all or any of the rights for the time being attached to any class of shares for the time being issued may from time to time (whether or not the Company is being wound up) be varied or abrogated with the consent in writing of the holders of three-quarters in nominal value of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of those shares.

(2) The rights attached to shares of any class shall not, unless otherwise expressly provided by the terms on which they are for the time being held, be deemed to be varied by (a) the creation or issue of further shares ranking pari passu with them or (b) the purchase or redemption by the Company of any of its own shares.

Class meetings

17 The provisions of these Articles relating to general meetings shall apply to every separate general meeting of the holders of any class of shares; but so that the necessary quorum shall be holders in person or by proxy representing not less than one third in nominal value of the issued shares of that class and that at any such meeting any holder of shares of the class present in person or by proxy may demand a poll and that if at any such meeting the above quorum is not present then at any adjourned meeting such holders who are present in person or by proxy shall constitute a quorum.

SHARE CERTIFICATES

Right to share certificate

18

(1) Every person (except a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange in respect of which the Company is not by law required to complete and have ready for delivery a certificate) whose name is entered in the Register as a holder of any shares in certificated form shall (except as otherwise provided by or pursuant to the Statutes or these Articles) be entitled, without payment, to receive within one month after allotment (or within such other period as the terms of issue shall provide) or (in the case of a transfer of fully paid shares) within 5 days after lodgement of the transfer,

or (in the case of a transfer of partly paid shares) within one month after lodgement of the transfer, one certificate for all those shares of any one class held by him or, on request of the Member entitled to the certificate, several certificates each for one or more of the shares of the class in question (subject to the prior payment for every certificate after the first of such reasonable out-of-pocket expenses as the Board may from time to time decide). In the case of a share held jointly by several persons, delivery of a certificate to one of several joint holders shall be sufficient delivery to all. Every certificate shall be sent at the risk of the registered holder or holders of the shares comprised in the certificate.

(2) The Directors shall have power to implement any arrangements they may think fit in relation to the evidencing and transfer of shares in uncertificated form.

(3) Conversion of certificated shares into uncertificated shares and vice versa may be made in such manner as is permitted by the Regulations. The Company shall enter on the register of members how many shares are held by each member in uncertificated form and/or certificated form and shall maintain the Register in each case as required by the Regulations. Notwithstanding any provision of these Articles, a class of share shall not be treated as two classes by virtue only of that class comprising both shares in certificated form and shares in uncertificated form or as the result of any provision of these Articles or the Regulations which apply only in respect of shares in certificated form or shares in uncertificated form.

(4) The provisions of Articles 18(1), 19 and 20 shall not apply to shares in uncertificated form.

Replacement of share certificates

19 If a share certificate shall be damaged, defaced, or alleged to have been lost, stolen or destroyed or not received in the course of post, it may be replaced by a new certificate on delivery up of the old certificate or (if alleged to have been lost, stolen, destroyed or not received) on such terms (if any) as to evidence and indemnity (with or without security) and the payment of any exceptional out-of-pocket expenses of the Company in connection with the request, the investigation of the evidence and arrangement of the indemnity and security, as the Board may decide.

Any two or more certificates representing shares of any one class held by any Member may at his request be cancelled and a single new certificate for such shares issued in lieu without charge.

If any Member shall surrender for cancellation a share certificate representing shares held by him and request the Company to issue in lieu two or more share certificates representing such shares in such proportions as he may specify, the Board may, if they think fit, comply with such request. In the case of shares held jointly by several persons any such request may be made by any one of the joint holders.

Execution of share certificates

20 Every share certificate shall be issued under Seal or in such other manner as the Board, having regard to the terms of issue, the Statutes and any applicable regulations of the London Stock Exchange, may authorise and shall specify the number and class of the shares to which it relates and the amount or respective amounts paid up on the shares.

EVIDENCE OF TITLE TO SECURITIES

Evidence of title to Securities

21 Title to any securities of the Company may be evidenced or transferred without a written instrument in accordance with regulations from time to time made under the Statutes and nothing in these Articles shall require title to any securities of the Company to be evidenced or transferred by a written instrument, to the extent that the regulations so permit. The Board shall have power to implement any arrangements it may think fit for such evidencing and transfer which accord with those regulations.

LIEN

Company's lien on shares not fully paid

22 The Company shall have a first and paramount lien on every share (not being a fully paid share) for all amounts payable to the Company (whether presently payable or not) in respect of that share. The Board may at any time generally or in any particular case waive any lien that has arisen or declare any shares to be wholly or in part exempt from the provisions of this Article. The Company's lien (if any) on a share shall extend to every amount payable in respect of it including (but without limitation) all dividends and interest payable on it.

Enforcing lien by sale

23 The Company may sell, in such manner as the Board thinks fit, any shares on which

the Company has a lien, but no sale shall be made unless a sum in respect of which the lien exists is presently payable, and is not paid within fourteen clear days after a notice in writing, stating that if the notice is not complied with the shares may be sold and demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the share, or the person entitled to it by reason of his death or bankruptcy or otherwise by operation of law.

Giving effect to a sale

24 To give effect to any sale referred to in the preceding Article the Board may authorise some person to transfer the shares sold to the purchaser. The transferee shall be registered as the holder of the shares comprised in any such transfer (whether or not the certificate relating to the shares has been produced), and shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity in the proceedings in reference to the sale.

Application of proceeds of sale

25 The net proceeds, after payment of the costs, of the sale by the Company of any shares on which it has a lien shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue (if any) shall (on surrender to the Company for cancellation of the certificate(s) for the shares sold, and subject to a like lien for sums not presently payable as existed on the shares before the sale) be paid to the holder at the date of sale.

CALLS ON SHARES

Calls

26 Subject to the terms of issue, the Board may from time to time make calls on the Members in respect of any moneys unpaid on their shares (whether on account of the nominal amount of the shares or by way of premium) and not payable on a date fixed by or in accordance with the terms of issue, and each Member shall (subject to the Company serving on him at least fourteen clear days' notice specifying when and where payment is to be made) pay to the Company as required by the notice the amount called on his shares. A call may be revoked or postponed as the Board may decide. A person on whom a call is made shall remain liable for all calls made on him notwithstanding the subsequent transfer of the shares in respect of which the call was made. The joint holders of a share shall be jointly and severally liable

to pay all calls in respect thereof.

Payment of calls

27 A call shall be deemed to have been made at the time when the resolution of the Board authorising the call was passed and may be required to be paid by instalments.

Interest due on non-payment

28 If a sum called in respect of a share is not paid before or on the day appointed for payment, the person from whom the sum is due shall pay all costs, charges and expenses that the Company may have incurred by reason of such non-payment together with interest on the unpaid amount from the day appointed for payment to the time of actual payment at such rate fixed by the terms of the allotment of the share or in the notice of the call or, if no rate is fixed, such rate, not exceeding 15 per cent. per annum or, if higher, the appropriate rate as defined by the Statutes as the Board may determine. The Board shall be at liberty to waive payment of such interest wholly or in part.

Sums due on allotment treated as calls

29 Any sum which, in respect of a share, becomes payable on allotment or at any other date fixed by or in accordance with the terms of issue, whether in respect of the nominal value of the share or by way of premium or as an instalment of a call, shall for the purposes of these Articles be deemed to be a call duly made and payable on the date on which, by or in accordance with the terms of issue, the sum becomes payable, and in case of non-payment all the relevant provisions of these Articles as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

Power to differentiate

30 Subject to the terms of issue, the Board may, on the issue of shares, differentiate between the allottees and/or holders as to the amount of calls to be paid and the times of payment.

Payment of calls in advance

31 The Board may, if it thinks fit, receive from any Member willing to advance the same all or any part of the moneys uncalled and unpaid on any shares held by him, and may pay interest on all or any of the moneys so advanced (until the same

would, but for such advance, become presently payable) at such rate not exceeding (unless the Company by ordinary resolution may otherwise direct) 15 per cent. per annum or, if higher, the appropriate rate (as defined in the Statutes) as may be agreed between the Board and the member as the Board may decide, but no part of such moneys shall be included or taken into account in ascertaining the amount of the dividend payable on the shares in respect of which such advance has been made.

Rights of Member when call unpaid

32 No Member shall be entitled to receive any dividend or to be present and vote at any general meeting either personally or (save as proxy for another Member) by proxy, or be included in a quorum, or to exercise any other privilege as a Member, unless and until he shall have paid all calls for the time being due and payable on every share held by him, whether alone or jointly with any other person, together with interest and expenses (if any).

FORFEITURE OF SHARES

Notice if call not paid

33 If any Member fails to pay any call or money payable under the terms of allotment of a share on the day appointed for payment, the Board may at any time, while it remains unpaid, serve a notice on him requiring payment, together with any interest that may have accrued on it, and any costs, charges and expenses that may have been incurred by the Company by reason of such non-payment.

Form of notice

34 The notice shall name a further day (not being less than fourteen clear days from the date of notice) on or before which, and the place where, the payment required by the notice is to be made and shall state that, in the event of non-payment on or before the day and at the place appointed, the shares in respect of which the call was made or instalment is payable will be liable to be forfeited. The Board may accept the surrender of any share liable to be forfeited upon such terms and conditions as may be agreed and subject to such terms and conditions references in these Articles to forfeiture shall include surrender.

Forfeiture if non-compliance with notice

35 If the notice is not complied with, any share in respect of which it was given may,

at any time before payment of all calls or instalments and interest due in respect of it has been made, be forfeited by a resolution of the Board to that effect and the forfeiture shall include all dividends declared and other moneys payable in respect of the forfeited shares and not paid before the forfeiture.

Notice after forfeiture

36 When any share has been forfeited, notice of the forfeiture shall be served on the person who was before forfeiture the holder of the share but no forfeiture shall be invalidated by any omission or neglect to give the notice.

Sale of forfeited shares

37 Until cancelled in accordance with the requirements of the Statutes, a forfeited share shall become the property of the Company and may be sold, re-allotted or otherwise disposed of either to the person who was, before forfeiture, the holder or to any other person on such terms and in such manner as the Board shall decide. The Board may for the purposes of the disposal in respect of shares held in certificated form authorise some person to execute an instrument of transfer to the designated transferee or in the case of shares held in uncertificated form make other arrangements for their transfer, to or in accordance with the directions of the purchaser. The Company may receive the consideration (if any) given for the share on its disposal and if the share is in registered form may register the transferee as the holder of the share. At any time before a sale, re-allotment or disposition the forfeiture may be cancelled by the Board on such terms as the Board may decide.

Arrears to be paid notwithstanding forfeiture

38 A person whose shares have been forfeited shall cease to be a Member in respect of them and shall in the case of shares held in certificated form surrender to the Company for cancellation the certificate for the forfeited shares or make such other arrangements, consistent with the facilities and requirements of the relevant system concerned in relation to any share which is in uncertificated form, but in both cases shall remain liable to pay to the Company all moneys which at the date of the forfeiture were payable by him to the Company in respect of those shares with interest on them from the date of forfeiture until payment and all costs, charges and expenses incurred by the Company for which he is liable under these Articles. The Company may enforce payment without being under any obligation to make any allowance for the value of the shares forfeited or for any consideration received on their disposal.

Statutory declaration as to forfeiture

39 A statutory declaration that the declarant is a Director or the Secretary, and that a share in the Company has been duly forfeited on a date stated in the declaration, shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share. The Company may receive the consideration (if any) given for the share on any sale or disposition of it. The declaration shall (subject to the execution of an instrument of transfer if necessary) constitute good title to the share and the person to whom the share is sold or disposed of shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, sale, re-allotment or disposal of the share.

Forfeiture provisions applicable to sums due under terms of issue

40 The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the nominal value of the share or by way of premium, as if it had been payable by virtue of a call duly made and notified.

TRANSFER OF SHARES

Form of transfer

41

(1) Subject to such of the Restrictions of these Articles as may be applicable, any Member may transfer all or any of his shares by instrument of transfer in any usual or common form or in any other form which the Board may approve.

(2) All transfers of shares in uncertificated form shall be made in accordance with and subject to the Regulations and the facilities and requirements of the relevant system concerned and subject to and in accordance with any arrangements made by the Directors pursuant to Article 18(2).

Execution of transfer

42 The instrument of transfer of a share shall be executed by or on behalf of the transferor and (in the case of a partly paid share) the transferee, and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register in respect of it. All instruments of transfer, when registered, may be retained by the Company or its agent but any instrument of

transfer, which the Board refuses to register shall be returned to the person lodging it when notice of refusal is given.

Balance certificate

43 Where some only of the shares comprised in a share certificate are transferred the old certificate shall be cancelled and a new certificate for the balance of such shares issued in lieu without charge.

Right to decline registration of partly paid shares or shares in respect of which it has a lien

44 The Board may, in its absolute discretion and without assigning any reason, decline to register any transfer of any share whether in certificated or uncertificated form which is not a fully paid share provided that the exercise of such discretion does not prevent dealings in the shares on the London Stock Exchange from taking place on an open and proper basis. The Board may also decline to register any transfer of shares on which the Company has a lien and in the case of shares in uncertificated form in such other circumstances (if any) as may be permitted by the Regulations and the requirements of the relevant system concerned.

Other rights to decline registration

45 The Board may also decline to recognise any transfer of any share or shares in certificated form unless:

(a) the instrument of transfer is lodged duly stamped if required at the registered office of the Company or at such other place as the Board shall determine, accompanied by the certificate for the share or shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(b) the instrument of transfer is in respect of only one class of share; and

(c) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four.

In the case of a transfer by a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange the lodgement of share certificates will only be necessary if and to the extent that certificates have been issued in respect of the shares in question.

Notice of refusal

46 If the Board declines to register a transfer it shall, within two months after the date on which the transfer was lodged with the Company or, in respect of a transfer of shares in uncertificated form, the date on which the Operator-instructions (as defined in the Regulations) were received by the Company or by the sponsoring system participator acting on its behalf, send to the transferee notice of the refusal.

Suspension of registration

47 The registration of transfers may be suspended at such times and for such periods (not exceeding thirty days in any year) as the Board may from time to time determine.

No fee for registration

48 No fee shall be charged by the Company for registering any transfer or other document relating to or affecting the title to any share or otherwise for making any entry in the Register affecting the title of any shares.

Recognition of renunciation

49 No provision of these Articles shall preclude the Board from recognising a renunciation of the allotment of any share by the allottee prior to his entry on the Register in respect of such share in favour of some other person.

TRANSMISSION OF SHARES

Transmission on death

50 If a Member dies, the survivor or survivors, where the deceased was a joint holder, and the executors or administrators of the deceased, where he was a sole or only surviving holder, shall be the only persons recognised by the Company as having any title to his shares. Nothing in this Article shall release the estate of a deceased joint holder from any liability in respect of any share jointly held by him with other persons.

Entry of transmission in Register

51 Where the entitlement of a person to a share in consequence of the death or bankruptcy of a Member or of any other event giving rise to its transmission by operation of law is proved to the satisfaction of the Board, the Board shall within

two months after proof cause the entitlement of that person to be noted in the Register.

Election of person entitled by transmission

52 Any person entitled by transmission to a share may, subject as provided elsewhere in these Articles, elect either to become the holder of the share or to have some person nominated by him registered as the holder. If he elects to be registered himself, he shall in the case of shares held in certificated form give notice to the Company to that effect. If he elects to have another person registered, he shall execute an instrument of transfer of the share in favour of that person and in the case of shares in uncertificated form, make arrangements consistent with the facilities and requirements of the relevant system concerned for the transfer of such shares to that person. All the provisions of these Articles relating to the transfer of shares shall apply to the notice or instrument of transfer as if the death or bankruptcy of the Member or other event giving rise to the transmission had not occurred and the notice or instrument of transfer was an instrument of transfer executed by the Member.

Rights of person entitled by transmission

53 Where a person becomes entitled by transmission to a share, the rights of the holder in relation to that share shall cease, but the person entitled by transmission to the share may give a good discharge for any dividends or other moneys payable in respect of it and shall have the same rights in relation to the share as he would have had if he were the holder of it save that, until he becomes the holder, he shall not be entitled in respect of the share to receive notice of or to attend or vote at any general meeting of the Company or at any separate general meeting of the holders of any class of shares in the Company. The Board may at any time give notice requiring the person to elect either to be registered himself or to transfer the share and if the notice is not complied with within sixty days the Board may withhold payment of all dividends and other moneys payable in respect of the share until the requirements of the notice have been complied with.

STOCK

Stock conversion

54 The Company may from time to time by ordinary resolution convert all or any of its paid-up shares into stock or reconvert any stock into paid-up shares of any denomination. If and whenever any unissued share of any class in the capital of

the Company for the time being is subsequently issued and fully paid and at that time the shares of that class previously issued shall have been converted into stock, such further shares on being fully paid shall ipso facto be converted into stock transferable in the same units as the existing stock of that class.

Transfer of stock

55 The holders of stock may transfer the same or any part of it in the same manner and subject to the same regulations as and subject to which the shares from which the stock arose might previously to conversion have been transferred, or as near as circumstances admit. The Board may from time to time fix the minimum amount of stock which, or multiples of which, shall be transferable, but so that such minimum shall not exceed the nominal amount of the shares from which the stock arose.

Rights of holders of stock

56 Stock shall confer on its holders the same rights, privileges and advantages as regards dividends, participation in profits, voting at meetings of the Company or at class meetings, Directors' qualification and (without limitation) all other matters as would have been conferred by shares of equal amount in the capital of the Company of the same class as the shares from which such stock arose, but so that no such privilege or advantage except participation in the dividends, profits and assets of the Company shall be conferred by an amount of stock as would not, if existing in shares, have conferred such privilege or advantage. No such conversion shall affect or prejudice any preference or other special privilege attached to the shares converted. Save as set out in this Article, all the provisions of these Articles shall, so far as circumstances admit, apply to stock as well as to shares.

DESTRUCTION OF DOCUMENTS

Entitlement to destroy documents

57 The Company may destroy:

(a) any share certificate which has been cancelled at any time after a period of one year has elapsed from the date of cancellation;

(b) any instruction concerning the payment of dividends or other moneys in respect of any share or any notification of change of name or address at any time after a period of two years has elapsed from the date the instruction or notification was recorded by the Company;

(c) any instrument of transfer of shares which has been registered at any time after a period of six years has elapsed from the date of registration; or

(d) any other document on the basis of which any entry is made in the Register at any time after a period of six years has elapsed from the date the entry was first made in the Register in respect of it.

Presumption where documents destroyed

58 If the Company destroys any such document in good faith and without express notice that its preservation was relevant to a claim, it shall be presumed irrebuttably in favour of the Company that every share certificate so destroyed was a valid certificate and was properly cancelled, that every instrument of transfer so destroyed was a valid and effective instrument of transfer and was properly registered and that every other document so destroyed was a valid and effective document and that any particulars of it which are recorded in the books or records of the Company were correctly recorded. Nothing contained in this Article shall be construed as imposing on the Company any liability by reason only of the destruction of any document of the kind mentioned above before the relevant period mentioned in this Article has elapsed or of the fact that any other condition precedent to its destruction mentioned above has not been fulfilled. References in this Article to the destruction of any document include references to its disposal in any manner.

GENERAL MEETINGS

Annual general meetings

59 The Company shall hold general meetings as annual general meetings in accordance with the requirements of the Statutes. The annual general meeting shall be held at such time and place as the Board shall appoint.

Extraordinary general meetings

60 The Board may whenever it thinks fit and shall on requisition in accordance with the Statutes convene an extraordinary general meeting. All general meetings, other than annual general meetings, shall be called extraordinary general meetings.

Time and place of general meetings

61 Subject to the Statutes, all general meetings shall be held at such time and place as

the Board may determine.

Length of notice

62

(1) An annual general meeting and an extraordinary general meeting called for the passing of a special resolution or a resolution electing a person as a Director shall be called by not less than twenty clear working days' notice. All other extraordinary general meetings shall be called by not less than fourteen clear days' notice. The notice shall specify the place, day and time of the meeting and, in the case of special business, the general nature of the business to be transacted or the text of the resolutions to be proposed and if any resolution is to be proposed as an extraordinary resolution or as a special resolution, the notice shall contain a statement to that effect and, in each case, there shall appear with reasonable prominence in every such notice a statement that a Member entitled to attend and vote is entitled to appoint a proxy or proxies to attend and, on a poll, vote instead of him and that a proxy need not be a Member of the Company. In the case of an annual general meeting, the notice shall also specify the meeting as such. Notice of every general meeting shall be given to all Members other than any who, under the provisions of these Articles, the terms of issue of the shares they hold or the Statutes, are not entitled to receive such notices from the Company, each of the Directors and to the auditors for the time being of the Company.

(2) Notwithstanding that a meeting of the Company is called by shorter notice than that specified in this Article, it shall be deemed to have been properly called if it is so agreed:

(a) in the case of an annual general meeting, by all the Members entitled to attend and vote at the meeting; and

(b) in the case of any other meeting, by a majority in number of the Members having a right to attend and vote at the meeting, being a majority together holding not less than 95 per cent. in nominal value of the shares giving that right.

(3) All business shall be deemed special that is transacted at an extraordinary general meeting and also all business that is transacted at an annual general meeting with the exception of declaring a dividend, the receipt, consideration, laying before the Company or adoption of the accounts and balance sheets and the reports of the Directors and Auditors, the election of Directors appointed by the Board pursuant to

the provisions of Article 94 or the re-election of Directors retiring by rotation pursuant to the provisions of Article 96, the appointment of the Auditors and the settling of the remuneration of the Directors and Auditors or determining the manner in which the remuneration is to be settled.

(4) For the purpose of giving notice of any general meeting to Members who hold shares in uncertificated form, the Directors may determine that the Members in respect of such shares entitled to receive such notices are those persons entered on to the register of members at the close of business on a day determined by them, such day not being more than 21 days before the day that the notice of general meeting is despatched.

(5) A notice of general meeting to Members who hold shares in uncertificated form may specify a time, being not more than 48 hours before the time fixed for the meeting, by which a person must be entered on the register of members in order to have the right to attend or vote at the meeting. Changes made to the entries on the register of members after the time so specified shall be disregarded in determining the rights of any person to attend or vote at the meeting.

(6) A Member present either in person or by proxy, at any meeting of the Company or of the holders of any class of shares in the Company shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

Arrangements for general meetings

63

(1) In the case of any annual general meeting or of any extraordinary general meeting the Board may, notwithstanding the specification in the notice of the place of the general meeting (the "Principal Place"), at which the Chairman of the meeting shall preside, make arrangements for simultaneous attendance and participation at other places by Members and proxies entitled to attend the general meeting and the Members present or by proxy at such place shall count in the quorum and be entitled to vote at the general meeting in question but excluded from the Principal Place under the provisions of this Article.

(2) Such arrangements for simultaneous attendance at the meeting may include arrangements regarding the level of attendance at the other places provided that they shall operate so that any Members and proxies excluded from attendance at the Principal Place are able to attend at one of the other places. For the purpose of

all other provisions of these Articles any such meeting shall be treated as being held and taking place at the Principal Place.

(3) The Board may, for the purpose of facilitating the organisation and administration of any general meeting to which such arrangements apply, from time to time make arrangements, whether involving the issue of tickets (on a basis intended to afford to all Members and proxies entitled to attend the meeting an equal opportunity of being admitted to the Principal Place) or the imposition of some random means of selection or otherwise as it shall in its absolute discretion consider to be appropriate, and may from time to time vary any such arrangements or make new arrangements in their place. The entitlement of any Member or proxy to attend a general meeting at the Principal Place shall be subject to the arrangements as may be for the time being in force whether stated in the notice of the meeting to apply to that meeting or notified to the Members concerned after despatch of the notice of the meeting.

Omission or non-receipt of notice

64 The accidental omission to give notice of a meeting or (in cases where instruments of proxy are sent out with the notice) the accidental omission to send such instrument of proxy to, or the non-receipt of notice of a meeting or such instrument of proxy by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

PROCEEDINGS AT GENERAL MEETINGS

Quorum

65 No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the choice or appointment of a Chairman which shall not be treated as part of the business of the meeting. Save as otherwise provided by these Articles, two Members present in person or by proxy and entitled to vote shall be a quorum for all purposes.

Procedure if quorum not present

66 If within five minutes (or such longer time not exceeding one hour as the Chairman of the meeting may decide to wait) from the time appointed for the meeting a quorum is not present, or if during the meeting a quorum ceases to be present, the meeting, if convened on the requisition of Members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same

time and place, or to such other day and at such time and place as the Chairman of the meeting may determine. If a quorum is not present at an adjourned meeting within 15 minutes after the time appointed for holding the meeting, the meeting shall be dissolved.

Chairman of general meetings

67

(1) The Chairman (if any) of the Board or, in his absence, the Deputy Chairman (if any) shall preside as Chairman at every general meeting. If there is no Chairman or Deputy Chairman, or if at any meeting neither the Chairman nor any Deputy Chairman is present within five minutes after the time appointed for the commencement of the meeting, or if neither the Chairman nor any Deputy Chairman is willing to act as Chairman, the Directors present shall choose one of their number to act, or if one Director only is present he shall preside as Chairman if willing to act. If no Director is present, or if each of the Directors present declines to take the chair, the persons present and entitled to vote shall appoint one of their number to be Chairman.

(2) The Chairman shall take such action as he thinks fit to promote the orderly conduct of the business of the meeting as laid down in the notice of the meeting and the Chairman's decision on matters of procedure or arising incidentally from the business of the meeting shall be final as shall be his determination, acting in good faith, as to whether any matter is of such a nature.

Directors' right to attend and speak

68 Notice of any general meeting shall be given to each Director and each Director shall be entitled to attend and speak at any general meeting of the Company and at any separate general meeting of the holders of any class of shares in the Company. The Chairman may invite any person to attend and speak at any general meeting of the Company whom the Chairman considers to be equipped by knowledge or experience of the Company's business to assist in the deliberations of the meeting.

Adjournments

69

(1) The Chairman of any general meeting may at any time with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting),

adjourn the meeting either with no appointed date or to another time or place. In addition, the Chairman may at any time without the consent of the meeting adjourn any meeting (whether or not it has commenced or a quorum is present) either with no appointed date or to such other time and place as the Board or the Chairman of the meeting may decide if it appears to him that:

(a) the number of persons wishing to attend cannot be conveniently accommodated in the place(s) appointed for the meeting; or

(b) the unruly conduct of persons attending the meeting prevents or is likely to prevent the orderly continuation of the business of the meeting; or

(c) an adjournment is otherwise necessary so that the business of the meeting may be properly conducted.

(2) When a meeting is adjourned with no appointed date, the time and place for the adjourned meeting shall be fixed by the Board. No business shall be transacted at any adjourned meeting other than business left unfinished at the meeting from which the adjournment took place.

(3) When a meeting is adjourned for thirty days or more, notice of the adjourned meeting shall be given as in the case of the original meeting. Except where these Articles otherwise require, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting whatever the reason for the adjournment.

(4) The Chairman/Board may adjourn such meeting notwithstanding that by reason of such adjournment some members may be unable to be present at the adjourned meeting. Any such member may nevertheless execute a form of proxy for the adjourned meeting which, if delivered by him to the Chairman or the secretary of the Company, shall be valid even though it is given at less notice than would otherwise be required by these Articles.

Amendments to resolutions

70

(1) In the case of a resolution duly proposed as a special or extraordinary resolution, no amendment (other than an amendment to correct a patent error) may be considered or voted on and, in the case of a resolution duly proposed as an ordinary resolution, no amendment (other than an amendment to correct a patent or clerical error) may

be considered or voted on unless at least forty-eight hours prior to the time appointed for holding the meeting or adjourned meeting at which such resolution is to be proposed notice in writing of the terms of the amendment and intention to move it has been lodged at the Office.

(2) If an amendment shall be proposed to any resolution under consideration but shall in good faith be ruled out of order by the Chairman of the meeting, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. With the consent of the Chairman of the meeting, an amendment may be withdrawn by its proposer before it is voted upon.

VOTING

Method of voting

71

(1) At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) properly demanded by:

(a) the Chairman of the meeting; or

(b) not less than three Members present in person or by proxy and entitled to vote at the meeting; or

(c) any Member or Members present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all the Members having the right to vote at the meeting; or

(d) any Member or Members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

(2) The demand for a poll may be withdrawn.

(3) Unless a poll is duly demanded (and the demand is not withdrawn), a declaration by the Chairman of the meeting that a resolution has on a show of hands been carried or carried unanimously or by a particular majority, or not carried by a particular

majority or lost shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

Votes of Members

72 Subject as is otherwise provided by these Articles and to any rights or restrictions for the time being attached to any class or classes of shares, on a show of hands every Member present in person shall have one vote and on a poll every Member who is present in person or by proxy shall have one vote for each share of which he is the holder.

Procedure if poll demanded

73 Except as provided in these Articles, if a poll is duly demanded it shall be taken in such manner as the Chairman of the meeting directs and he may appoint scrutineers who need not be Members. The result of a poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

When poll to be taken

74 A poll demanded on the election of a Chairman, or on a question of adjournment, shall be taken forthwith. A poll demanded on any other question shall be taken either forthwith or at a later stage of the meeting or on such date (being not later than thirty days after the date of the demand) and at such time and place as the Chairman shall direct. It shall not be necessary (unless the Chairman otherwise directs) for notice to be given of a poll if the time and place at which it is to be taken are announced at the meeting at which the poll is demanded. In any other case at least seven clear days notice shall be given specifying the time and place at which the poll is to be taken.

Continuance of other business after poll demand

75 The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded. If a demand for a poll is withdrawn, the result of a show of hands declared before the demand was made shall remain valid. If the demand for a poll is withdrawn, the chairman or any other member entitled may demand a poll.

Votes on a poll

76 On a poll votes may be given either personally or by proxy and a person entitled to more than one vote need not use all his votes or cast all the votes he uses in the

same way.

Casting vote of Chairman

77 In the case of an equality of votes, whether on a show of hands or on a poll, the Chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall be entitled to a second or casting vote in addition to any other vote he may have.

Votes of joint holders

78 In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register.

Votes on behalf of an incapable Member

79 A Member in respect of whom an order has been made by any competent court or official on the ground that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs may vote, whether on a show of hands or on a poll, by any guardian, receiver or other person authorised in such circumstances to do so on his behalf and that guardian, receiver or other person may vote on a poll by proxy, provided that evidence to the satisfaction of the Board of the authority of the person claiming to exercise the right to vote has been delivered at the Office (or at such other place as may be specified in accordance with these Articles for the delivery of instruments appointing a proxy) not later than the last time at which an instrument of proxy should have been delivered in order to be valid for use at the relevant meeting or on the holding of the poll.

No right to vote where sums overdue

80 No Member shall be entitled to vote at any general meeting either in person or proxy unless all calls or other sums presently payable by him in respect of shares in the Company have been paid.

Objection or errors in voting

81

(1) If:

(a) any objection shall be raised to the qualification of any voter; or

(b) any votes have been counted which ought not to have been counted or which might have been rejected; or

(c) any votes are not counted which ought to have been counted;

the objection or error shall not vitiate the decision of the meeting or adjourned meeting on any resolution unless it is raised or pointed out at the meeting or, as the case may be, the adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the Chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the Chairman decides that it may have affected the decision of the meeting. The decision of the Chairman on such matters shall be conclusive.

(2) Unless a poll is taken a declaration by the Chairman of the meeting that a resolution has been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the minute book, shall be conclusive evidence of that fact without proof of the number or proportion of the votes recorded for or against such resolution.

Suspension of rights where non-disclosure of interests

82

(1) For the purposes of this Article:

(a) "Disclosure Notice" means a notice issued by the Company requiring the disclosure of interests in shares pursuant to the Statutes;

(b) "Restrictions" means one or more, as the case may be, of the restrictions referred to in paragraph (3) of this Article as determined by the Board;

(c) "Specified Shares" means the shares specified in a Disclosure Notice; and

(d) a person shall be treated as appearing to be interested in shares if:

(i) such person has been named in response to a Disclosure Notice as being so interested;

(ii) in response to a Disclosure Notice, the Member holding

such shares or any other person appearing to be interested in such shares has failed to establish the identities of those who are interested in such shares and (taking into account the response and any other relevant information) the Company has reasonable cause to believe that the person in question is or may be interested in the shares; or

(iii) the Member holding such shares is an Approved Depositary and the person in question has notified the Approved Depositary that he is so interested.

(2) Notwithstanding anything in these Articles to the contrary, if:

(a) a Disclosure Notice has been served on a Member or a person appearing to be interested in shares; and

(b) the Company has not received the information required in respect of the Specified Shares within a period of fourteen days (subject as provided in paragraphs (7) and (9) of this Article) after the service of the Disclosure Notice;

then the Board may determine that the Member holding the Specified Shares shall be subject to the Restrictions. The Company shall, as soon as practicable after such determination, give notice to the relevant Member stating to the effect that (until such time as the Board determines otherwise pursuant to paragraph (4) of this Article) the Specified Shares shall be subject to the Restrictions stated in the notice.

(3) Subject to paragraphs (4), (7) and (9) of this Article, the Restrictions which the Board may determine shall apply to Specified Shares shall be one or more, as determined by the Board, of the following:

(a) that the Member holding the Specified Shares shall not be entitled, in respect of those Specified Shares, to be present or to vote either personally or by proxy or otherwise at any general meeting or at any separate general meeting of the holders of any class of shares or on any poll or to exercise any other right in relation to any general meeting or any separate class meeting;

(b) that no transfer of the Specified Shares shall be effective or shall be recognised by the Company;

(c) that no dividend or other moneys which would otherwise be payable on or in respect of the Specified Shares shall be paid to the Member holding the Specified Shares and that, in circumstances where an offer of the right to elect to receive ordinary shares instead of cash in respect of any dividend is or has been made, any election made in respect of the Specified Shares shall not be effective.

(4) The Board may determine that one or more Restrictions imposed on Specified Shares shall cease to apply at any time. If the Company receives the information required in the relevant Disclosure Notice in respect of the Specified Shares, the Board shall, within seven days of receipt, determine that all Restrictions imposed on Specified Shares shall cease to apply. In addition, the Board shall determine forthwith that all Restrictions imposed on Specified Shares shall cease to apply if the Company receives an executed and duly stamped instrument of transfer in respect of the Specified Shares, which would otherwise be given effect to, pursuant to:

(a) a sale of the Specified Shares through a recognised investment exchange or on any stock exchange outside the United Kingdom on which the Company's shares are normally dealt in;

(b) acceptance of a takeover offer for the Company (within the meaning of section 428 of the Act);

(c) a sale which is shown to the satisfaction of the Board to be a bona fide sale of the whole of the beneficial interest in the shares to a person who is unconnected with the Member and with any other person appearing to be interested in the shares.

(5) Where dividends or other moneys payable on Specified Shares are not paid as a result of Restrictions having been imposed, the dividends or other moneys shall accrue and shall be payable (without interest) on the relevant Restriction ceasing to apply.

(6) Where the Board makes a determination under paragraph (4) of this Article it shall notify the purported transferee as soon as practicable and any person may make representations in writing to the Board concerning any such determination. Neither the Company nor the Board shall in any event be liable to any person as a result of the Board having imposed Restrictions or failed to determine that Restrictions shall cease to apply if the Board has acted in good faith.

(7) Where the Specified Shares represent less than 0.25 per cent. (in nominal value) of the shares of the same class as the Specified Shares in issue at the date of issue of the relevant Disclosure Notice then:

(a) the period of fourteen days referred to in paragraph (2)(b) of this Article shall be deemed to be reference to a period of twenty-eight days; and

(b) any determination made by the Board in respect of the Specified Shares pursuant to paragraph (2) of this Article may only impose the restriction referred to in paragraph (3)(a) of this Article.

(8) Shares issued in right of Specified Shares which are for the time being subject to particular Restrictions shall on issue become subject to the same Restrictions as the Specified Shares in right of which they are issued. For this purpose, shares which the Company procures to be offered to shareholders pro rata (or pro rata ignoring fractional entitlements and shares not offered to certain Members by reason of legal or practical problems associated with offering shares outside the United Kingdom) shall be treated as shares issued in right of Specified Shares.

(9) The Board may at any time, at its discretion, suspend, in whole or in part, the imposition of any Restrictions either permanently or for any given period and may pay to a trustee any dividend or other moneys payable in respect of any shares subject to the Restriction referred to in paragraph (3)(c) of this Article. Notice of any suspension, specifying the Restrictions suspended and the period of suspension, shall be given by the Company to the relevant holder as soon as practicable thereafter.

(10) Where any person appearing to be interested in shares has been duly served with a Disclosure Notice and the shares in which he appears to be interested are held by an Approved Depositary, the provisions of this Article shall be treated as applying only to those shares held by the Approved Depositary in which such person appears to be interested and not (by virtue of that person's apparent interest) to any other shares held by the Approved Depositary.

(11) Where the Member on which a Disclosure Notice is served is an Approved Depositary acting in its capacity as such, the obligations of the Approved Depositary as a Member of the Company shall be limited to disclosing to the Company such information relating to any person appearing to be interested in the shares held by it as has been recorded by it pursuant to the arrangements entered into by the

Company or approved by the Board pursuant to which it was appointed as an Approved Depositary.

(12) Nothing contained in this Article shall limit or in any way restrict the powers of the Company or the Board under the Statutes.

Representation of corporations

83 Any corporation being a Member may, by resolution of its directors or other governing body, authorise such person (or if, but only if, such corporation is an Approved Depositary acting in its capacity as such, persons) as it thinks fit to act as its representative (or, as the case may be, representatives) at any general meeting of the Company or of any class of Members of the Company. A person so authorised shall be entitled to exercise the same powers on behalf of the grantor of the authority (in respect of those shares held in the name of the grantor in relation to which his authorisation is given, in the case of any authorisation given by any Approved Depositary) as the grantor could exercise if it were an individual Member of the Company and each person so authorised shall, if present at any such meeting, for the purposes of these Articles, be deemed to be a Member present in person at such meeting. A Director, the Secretary or some person authorised for the purpose by the Secretary may require the representative to produce a certified copy of the resolution so authorising him before permitting him to exercise his powers.

PROXIES

Form of proxy

84

(1) An instrument appointing a proxy shall be in writing in any usual or common form or in any other form which the Board may approve and:

(a) in the case of an individual shall be signed by the appointor or his attorney or comply with Article 167; and

(b) in the case of a corporation shall be either given under its common seal or signed on its behalf by an attorney or a duly authorised officer of the corporation or comply with Article 167.

The signature on such instrument need not be witnessed. Where an instrument appointing a proxy is signed on behalf of the appointor by an attorney, the letter or

power of attorney or a duly certified copy thereof must (failing previous registration with the Company) be lodged with the instrument of proxy pursuant to the next following Article, failing which the instrument may be treated as invalid.

(2) In addition, the Board may determine to accept proxy forms which are delivered electronically by telephone, fax or electronic mail, subject to the Statutes and to any limitations, restrictions or conditions that the Board may decide.

(3) A proxy shall have the right to demand or join in demanding a poll and to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit but shall not confer any further right to speak at the meeting except with the permission of the Chairman of the meeting.

Delivery of proxies

85 The appointment of a proxy must be left at such address or one of such addresses (if any) as may be specified for that purpose in or by way of note to or in any document accompanying the notice convening the meeting (or, if no place is so specified, at the Office) not less than forty-eight hours before the time appointed for the holding of the meeting or adjourned meeting or in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting not less than twenty-four hours before the time appointed for the taking of the poll at which it is to be used, and in default shall not be treated as valid. The appointment shall, unless the contrary is stated thereon, be valid as well for any adjournment of the meeting as for the meeting to which it relates. An appointment relating to more than one meeting (including any adjournment thereof) having once been so delivered for the purposes of any meeting shall not require again to be delivered for the purposes of any subsequent meeting to which it relates. When two or more valid but differing instruments of proxy are delivered in respect of the same share for use at the same meeting, the one which is last delivered (regardless of its date or of the date of its execution) shall be treated as replacing and revoking the others as regards that share; if the Company is unable to determine which was last delivered, none of them shall be treated as valid in respect of that share. Delivery of an instrument appointing a proxy shall not preclude a Member from attending and voting in person at the meeting or poll concerned.

Cancellation of proxy's authority

86 A vote given or poll demanded by a proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the

authority of the person voting or demanding a poll, unless notice in writing of the determination was received by the Company at such address or one of such addresses (if any) as may be specified for that purpose in or by way of note to or in a document accompanying the notice convening the meeting (or, if no place is so specified, the Office) not later than the last time at which an instrument of proxy should have been delivered in order to be valid for use at the meeting or on the holding of the poll at which the vote was given or the poll taken.

Maximum validity of proxy

87 No instrument appointing a proxy shall be valid after twelve months have elapsed from the date named in it as the date of its execution.

Proxy need not be a Member

88 A proxy need not be a Member of the Company.

NUMBER, APPOINTMENT, RETIREMENT AND REMOVAL OF DIRECTORS

Number of Directors

89 Unless and until otherwise determined by the Company by ordinary resolution the Directors shall be not less than four and not more than sixteen in number.

Age of Directors

90 Notwithstanding any provision of the Statutes, no person shall be capable of being appointed a Director after he has attained the age of 70 and a Director shall vacate his office at the conclusion of the Annual General Meeting commencing next after he attains the age of 70; but acts done by a person as Director are valid notwithstanding that it is afterwards discovered that his appointment had terminated under this Article.

Absence of Directors' shareholding qualification

91 No shareholding qualification for Directors shall be required. A Director who is also a Member shall nevertheless be entitled to attend and speak at shareholders' meetings.

Power of Company to appoint Directors

92 Subject to the provisions of these Articles, the Company may by ordinary resolution

appoint any person who is willing to act to be a Director, either to fill a casual vacancy or as an addition to the existing Board or to replace a Director removed from office by the Company in general meeting pursuant to the Statutes, but so that the total number of Directors shall not at any time exceed any maximum number (if any) fixed by or in accordance with these Articles. Any person appointed to replace a Director removed from office by the Company in general meeting pursuant to the Statutes shall be treated, for the purposes of determining the time at which he or any other Director is to retire, as if he had become a Director on the day on which the person in whose place he is appointed was last appointed or reappointed a Director.

Election of two or more Directors

93 A resolution for the election of two or more persons as Directors by a single resolution shall not be moved at any general meeting of the Company unless a resolution that it shall be so moved has first been agreed to by the meeting without any vote being given against it; and any resolution moved in contravention of this provision shall be void.

Power of the Board to appoint Directors

94 Without prejudice to the power of the Company in general meeting pursuant to any of the provisions of these Articles to appoint any person to be a Director, the Board may appoint any person who is willing to act to be a Director, either to fill a casual vacancy or as an addition to the existing Board, but so that the total number of Directors shall not at any time exceed any maximum number fixed by or in accordance with these Articles. Any Director so appointed shall hold office only until the next following annual general meeting of the Company and shall then be eligible for election. Any Director who retires at the following annual general meeting under this Article shall not be taken into account in determining the number of Directors who are to retire by rotation at such meeting.

Powers of executive Directors

95 The Directors may entrust to and confer upon any Director holding any executive office any of the powers exercisable by them as Directors upon such terms and conditions and with such restrictions as they think fit, and either collaterally with or to the exclusion of their own powers, and may from time to time revoke, withdraw, alter or vary all or any of such powers.

Number and identity of Directors to retire by rotation

96

(1) At every annual general meeting of the Company one third of the Directors shall retire from office or, if their number is not three or a multiple of three, the number nearest to but not more than one third. In addition, each Director shall retire from office at the third annual general meeting after he was appointed or reappointed, if he would not otherwise fall within the Directors to retire by rotation.

(2) The Directors to retire on each occasion shall be in the following order (so far as is necessary to obtain the numbers required to retire) (i) any Director who is due to retire at the meeting by reason of age (ii) any Director who wishes to retire and not offer himself for re-election and (iii) those other Directors (if any) who have been longest in office since their last election, but, as between persons whose last election took place on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot.

Recent appointments

97 The Directors to retire on each occasion under Articles 94 and 96 (both as to number and identity) shall be determined by the composition of the Board at the commencement of business on the day which is fourteen days prior to the date of the notice convening the annual general meeting and no Director shall be required to retire or be relieved from retiring by reason of any change in the number or identity of the Directors after that time on that day but before the close of the meeting.

Eligibility for re-election

98 A Director retiring by rotation shall be eligible for re-election.

Filling rotation vacancies and timing of retirement

99

(1) Subject to the provisions of the Statutes and of these Articles, the Company at the meeting at which a Director retires under Articles 94 or 96 may fill the vacated office by electing a person as a Director and, in default, the retiring Director shall, if offering himself for re-election, be deemed to have been re-elected, unless (i) at such meeting it is expressly resolved not to fill such vacated office or unless a resolution for the re-election of such Director shall have been put to the meeting and

lost (ii) such Director has attained the age of 70 or (iii) such Director has given notice in writing to the Company that he is unwilling to be re-elected.

(2) A Director retiring at a meeting shall retain office until the conclusion of the meeting except where a resolution is passed to elect some other person in the place of the retiring Director or a resolution for his re-election is put to the meeting and lost and, accordingly, a retiring Director who is re-elected or deemed to have been re-elected will continue in office without a break.

Changes to the numbers of retiring Directors

100 The Company may from time to time by ordinary resolution increase or reduce the number of Directors to retire from office, and may also determine in what rotation the increased or reduced number is to retire from office.

Persons eligible as Directors

101 No person other than a Director retiring at the meeting (whether by rotation or otherwise) shall be eligible for election or re-election to the office of Director at any general meeting unless:

(a) he is recommended by the Board; or

(b) not less than seven nor more than forty-two days before the date appointed for the meeting there shall have been left at the Office notice in writing signed by a Member duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election or re-election, and also notice in writing signed by that person of his willingness to be elected or re-elected.

Vacation of office by Directors

102 Without prejudice to the provisions for retirement by rotation or otherwise contained in these Articles, the office of a Director shall be vacated if:

(a) he resigns his office by notice in writing delivered to the Office or tendered at a meeting of the Board;

(b) by notice in writing delivered to the Office or tendered at a meeting of the Board, his resignation is requested by all of the other Directors and all of the other Directors are not less than three in number;

(c) he becomes of unsound mind or a patient for any purpose of any statute relating to mental health and the Board resolves that his office is vacated;

(d) he is absent without the permission of the Board from meetings of the Board for six consecutive months and the Board resolves that his office is vacated;

(e) he becomes bankrupt or compounds with his creditors generally or shall apply to the court for an interim order under Section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement;

(f) he is prohibited by law from being a Director;

(g) he ceases to be a Director by virtue of the Statutes; or

(h) the Directors pass a resolution stating that, in their opinion, any supermarket or supermarket company whose management the Director is involved in, or whom he is acting as an agent for, is in competition with the Company. Such a Director will cease to be a Director if he does not end his connection with that supermarket or supermarket company, and satisfy the Directors that he has done so, within 30 days of the resolution.

Alternate directors

103

(1) Each Director other than an alternate director may appoint any person to be his alternate and may at his discretion remove an alternate director so appointed. If the alternate director is not already a Director, the appointment, unless previously approved by the Board, shall have effect only on and subject to it being so approved. Any appointment or removal of an alternate director shall be effected by notice in writing executed by the appointor and delivered to the Office or tendered at a meeting of the Board, or in any other manner approved by the Board. If his appointor so requests, an alternate director shall be entitled to receive notice (except when absent from the United Kingdom) of all meetings of the Board or of committees of the Board of which his appointor is a member. He shall also be entitled to attend and vote as a director at any such meeting at which the Director appointing him is not personally present and at the meeting to exercise and discharge all the functions, powers and duties of his appointor as a Director and for

the purposes of the proceedings at the meeting the provisions of these Articles shall apply as if he were a Director.

(2) Every person acting as an alternate director shall (except as regards power to appoint an alternate and remuneration) be subject in all respects to the provisions of these Articles relating to Directors and shall alone be responsible to the Company for his acts and defaults and shall not be deemed to be the agent of or for the Director appointing him. An alternate director may be paid expenses and shall be entitled to be interested in and benefit from contracts and arrangements or transactions and to be indemnified by the Company to the same extent as if he were a Director but shall not be entitled to receive from the Company any fee in his capacity as an alternate director.

(3) Every person acting as an alternate director shall have one vote for each Director for whom he acts as alternate, in addition to his own vote if he is also a Director but he shall not be counted more than once for the purpose of the quorum. Execution by an alternate director of any resolution in writing of the Board or a committee of the Board shall, unless the notice of his appointment provides to the contrary, be as effective as execution by his appointor.

(4) An alternate director shall automatically cease to be an alternate director (i) if his appointor ceases for any reason to be a Director except that, if at any meeting any Director retires by rotation or otherwise but is reappointed or deemed to be reappointed at the same meeting, any appointment made by him pursuant to this Article which was in force immediately before his retirement shall remain in force as though he had not retired; (ii) on the happening of any event which, if he were a Director, would cause him to vacate his office as a Director; or (iii) if he resigns his office by notice to the Company.

FEES, REMUNERATION, EXPENSES AND PENSIONS

Limitation of Directors' fees

104 There shall be paid to each Director (other than an alternate director) such fees for his services in his office as Director as may from time to time be determined by the Board provided that the fees so paid (excluding amounts payable under any other provision of these Articles) shall not exceed £250,000 per annum (which figure shall be subject to upwards only adjustment in line with any percentage increase in the Index of Retail Prices since the date of adoption of these Articles) or such higher amount as may from time to time be decided by ordinary resolution of the

Company. The fees shall be deemed to accrue from day to day. For the purposes of this Article, the Index of Retail Prices means the index of retail prices published by the appropriate United Kingdom government department.

Additional remuneration

105 Any Director who, by request, goes or resides abroad for any purposes of the Company or who is appointed to any executive office or who performs services which in the opinion of the Board go beyond the ordinary duties of a Director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board or any committee of the Board may in its discretion decide in addition to any remuneration provided for by or pursuant to any other Article.

Expenses

106 Each Director may be paid his reasonable travelling, hotel and incidental expenses of attending and returning from meetings of the Board or committees of the Board or general meetings of the Company or of the holders of any class of shares or any other meeting which as a Director he is entitled to attend and shall be paid all other costs and expenses properly and reasonably incurred by him in the conduct of the Company's business or in the discharge of his duties as a Director.

Remuneration of executive directors

107 Any Director appointed to hold any employment or executive office in accordance with the provisions of these Articles shall receive such remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board or any committee of the Board may decide and either in addition to or in lieu of his remuneration as a Director.

Pensions and gratuities for Directors

108 The Board or any committee of the Board may exercise all the powers of the Company to provide benefits, either by the payment of gratuities or pensions or by insurance or (without limitation) in any other manner, for any Director or former Director or the relations or dependants of any Director or former Director. No Director or former Director shall be accountable to the Company or the Members for any benefit provided pursuant to this Article and the receipt of any such benefit shall not disqualify any person from being or becoming a Director.

POWERS AND DUTIES OF DIRECTORS

General powers of the Company vested in the Board

109 Subject to the provisions of the Statutes, the Memorandum of Association, these Articles and to any directions given by the Company in general meeting by special resolution, the business of the Company shall be managed by the Board, which may exercise all such powers of the Company whether relating to the management of the business of the Company or not. No alteration of the Memorandum of Association or these Articles and no special resolution shall invalidate any prior act of the Board which would have been valid if that alteration had not been made or that resolution had not been passed. The powers given by this Article shall not be limited by any special power given to the Board by any other Article and a meeting of the Board at which a quorum is present may exercise all powers exercisable by the Board.

Borrowing powers and restrictions

110

(1) The Board may, subject as provided below, exercise all the powers of the Company to borrow money, to guarantee, to indemnify and to mortgage or charge its undertaking, property, assets (present and future) and uncalled capital and to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

(2) The Board shall restrict the borrowing of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its Subsidiaries (if any) with a view to securing (as regards Subsidiaries as far as by such exercise the Board can secure) that the aggregate amount for the time being remaining undischarged of all moneys borrowed by the Company and/or any of its Subsidiaries (exclusive of moneys borrowed by the Company from and for the time being owing to any such Subsidiary or by any such Subsidiary from and for the time being owing to the Company or another such Subsidiary) shall not at any time, except with the previous sanction of an ordinary resolution of the Company, exceed one and a half times the share capital and consolidated reserves.

(3) Share capital and consolidated reserves means at any time the amount standing to the credit of the share capital account of the Company plus the aggregate amount standing to the credit of the consolidated capital and revenue reserves (including any share premium account or capital redemption reserve fund) and the

consolidated profit and loss account of the Company and its Subsidiaries all as shown in the latest audited consolidated accounts of the Company and its Subsidiaries, but (i) adjusted as may be necessary and appropriate to take account of any increase in or reduction of such share capital or reserves since the date to which the consolidated balance sheet incorporated in such accounts shall have been made up and any distributions (other than to the Company or another Subsidiary) out of profits earned down to the date of such balance sheet and not provided for in such balance sheet; (ii) excluding any sums set aside for taxation and any amounts attributable to minority interests in Subsidiaries. The certified opinion of the Auditors as to the amount of the share capital and consolidated reserves or to the effect that the limit imposed by this Article has not been or will not be exceeded at any time shall be conclusive and binding on all concerned.

(4) No person dealing with the Company or any of its Subsidiaries shall by reason of this Article be concerned to see or inquire whether this limit is observed, and no debt incurred or security given in excess of such limit shall be invalid or ineffectual unless the lender or the recipient of the security had, at the time when the debt was incurred or security given, express notice that the limit had been or would as a result be exceeded.

Local boards

111 The Board may establish any local boards or agencies for managing any of the affairs of the Company, either in the United Kingdom or elsewhere, and may appoint any persons to be members of such local boards, or any managers or agents, and may fix their remuneration. The Board may delegate to any local board, manager or agent any of the powers, authorities and discretions vested in the Board, with power to sub-delegate, and may authorise the members of any local board or any of them to fill any vacancies in it and to act notwithstanding vacancies. Any such appointment or delegation may be made on such terms and subject to such conditions as the Board may think fit, and the Board may remove any person so appointed, and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected.

Delegation to committees

112

(1) The Board may delegate any of its powers, authorities and discretions (with power to sub-delegate) (including without prejudice to the generality of the foregoing all powers and discretions whose exercise involves or may involve the payment of remuneration to or the conferring of any other benefit on all or any of the Board) to any committee, consisting of such person or persons (whether a member or members of its body or not) as it thinks fit; provided that if the Board delegates any of its powers to any such committee:

(a) the number of persons appointed to the committee who are not Directors shall be less than half the total number of the committee; and

(b) no resolution of such committee shall be effective unless a majority of the members of the committee present at the meeting are Directors.

(2) Any committee established pursuant to this Article shall, in the exercise of its duties, conform to any regulations which may be imposed on it by the Board. The meetings and proceedings of any committee consisting of two or more members shall be governed mutatis mutandis by the provisions of these Articles for regulating the meetings and procedures of the Board so far as they are applicable and are not superseded by any regulations imposed by the Board or made by the committee under powers delegated to it by the Board. The power to delegate contained in this Article shall be effective in relation to the powers, authorities and discretions of the Board generally and shall not be limited by the fact that in certain Articles, but not in others, express reference is made to particular powers, authorities or discretions being exercised by the Board or by a committee of the Board.

Delegation to individual directors

113 The Board may entrust to and confer on any Director any of its powers, authorities and discretions (with power to sub-delegate) on such terms and conditions and with such Restrictions as it thinks fit, and either collaterally with, or to the exclusion of, its own powers, authorities and discretions and may from time to time revoke or vary all or any of them but no person dealing in good faith and without notice of the revocation or variation shall be affected.

Powers of attorney

114 The Board may from time to time and at any time by power of attorney appoint any company, firm or person or body of persons, whether nominated directly or indirectly by the Board, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those

vested in or exercisable by the Board under these Articles) and for such period and subject to such conditions as it may think fit. Any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board may think fit and may also authorise any such attorney to delegate all or any of the powers, authorities and discretions vested in him. The Board may revoke or vary any appointment under this Article but no person dealing in good faith and without notice of the revocation or variation shall be affected.

Official seals

115 The Company may exercise all the powers conferred by the Statutes with regard to having official seals and those powers shall be vested in the Board.

Registers

116 Subject to the provisions of the Statutes, the Company may keep an overseas or local or other register in any place and the Board may make and vary such regulations as it may think fit regarding the keeping of the register.

Provision for employees

117 The Board may exercise any power conferred by the Statutes to make provision for the benefit of persons employed or formerly employed by the Company or any of its Subsidiaries in connection with the cessation, or the transfer to any person, of the whole or part of the undertaking of the Company or that Subsidiary.

DIRECTORS' APPOINTMENTS AND INTERESTS

Appointment of Directors to executive offices

118

(1) Subject to the Statutes, the Board may from time to time appoint one or more Directors to hold any employment or executive office with the Company (including the office of Chairman or Deputy Chairman or Managing or Joint Managing or Deputy or Assistant Managing Director) for such period (subject to the provisions of the Statutes) and on such other terms as the Board or a committee of the Board may in its discretion decide and may revoke, terminate or vary any such appointment.

(2) The appointment of any Director to an executive office shall be subject to termination if he ceases for any reason to be a Director but without prejudice to any claim for damages for breach of any contract in respect of his services with the Company.

Other offices and shareholdings

119 A Director of the Company may be or become a director or other officer of, or otherwise interested in, any company promoted by the Company or in which the Company may be interested as shareholder or otherwise or as regards which it has any power of appointment, and no such Director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer or from his interest in such other company.

Permitted interests and voting

120

(1) A Director who is to his knowledge in any way, whether directly or indirectly (through persons connected with him (within the meaning of Section 346 of the Act)) interested in a contract or proposed contract with the Company shall declare the nature of his interest at a meeting of the Board in accordance with the Statutes. For the purposes of this Article, a general notice to the Board by a Director to the effect that (i) he is a member of a specified company or firm and is to be regarded as interested in any contract which may after the date of the notice be made with that company or firm or (ii) he is to be regarded as interested in any contract which may after the date of the notice be made with a specified person who is connected with him, shall be deemed to be a sufficient declaration of interest under this Article in relation to any such contract; provided that no such notice shall be effective unless either it is given at a meeting of the Board or the Director takes reasonable steps to ensure that it is brought up and read at the next Board meeting after it is given.

(2) A Director shall not vote in respect of any contract or arrangement in which he is to his knowledge directly or indirectly (through persons connected with him (within the meaning of Section 346 of the Act)) materially interested otherwise than by virtue of interests in shares or debentures or other securities of, or otherwise in or through, the Company and, if he shall do so, his vote shall not be counted nor shall he be counted in the quorum present at the meeting, but neither of these prohibitions shall subject to the provisions of the Statutes apply to:

(a) any arrangement for giving him any guarantee, security or indemnity in respect of money lent or obligations undertaken by him for the benefit of the Company or any of its Subsidiaries; or

(b) any arrangement for the giving by the Company of any guarantee, indemnity or security in respect of a debt or obligation of the Company or any of its Subsidiaries for which the Director himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(c) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any of its Subsidiaries (i) in which offer he is or may be entitled to participate as a holder of shares, debentures or other securities or (ii) in the underwriting or sub-underwriting of which he is to participate;

(d) any proposal concerning any other body corporate in which he is interested, directly or indirectly and whether as an officer or shareholder or otherwise, provided that he (together with persons connected with him (within the meaning of Section 346 of the Act)) does not have an interest (as that term is used in Part VI of the Act) in one per cent. or more of the issued equity share capital of any class of such body corporate or of the voting rights available to members of the relevant body corporate (any such interest being deemed for the purpose of this Article to be a material interest in all circumstances);

(e) any arrangement for the benefit of the employees of the Company or any of its Subsidiaries which does not accord the Director any privilege or Benefit not generally accorded to the employees to whom such arrangement relates; or

(f) any contract concerning the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to Directors and employees of the Company and/or of any of its Subsidiaries and does not provide in respect of any Director as such any privilege or advantage not accorded to the employees to which the fund or scheme relates; or

(g) any contract concerning the adoption, modification or operation of an employees' share scheme (within the meaning of Section 744 of the Act);

or

(h) any proposal concerning any insurance which the Company proposes to maintain or purchase for the benefit of Directors or for the benefit of persons who include Directors.

(3) For the purpose of Article 120(2) there shall be disregarded any shares held by the Director as bare or custodian trustee and in which he has no beneficial interest, any shares comprised in a trust in which his interest is in reversion or remainder if and so long as some other person is entitled to receive the income of the trust and any shares comprised in an authorised unit trust scheme (as defined in the Financial Services Act 1986 as from time to time amended or re-enacted) in which he is interested only as a unit holder.

(4) A Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Board may determine and, subject to the provisions of the Statutes and of paragraph (1) of this Article, no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure or any office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit or other benefit realised by any such contract or arrangement by reason of such Director holding that office or of his fiduciary duties.

(5) A Director shall not vote on or be counted in the quorum in relation to any resolution of the Board concerning his own appointment, or the settlement or variation of the terms or the termination of his own appointment, as the holder of any office or place of profit with the Company or any other company in which the Company is interested but, where proposals are under consideration concerning the appointment, or the settlement or variation of the terms or the termination of the appointment, of two or more Directors to offices or places of profit with the Company or any other company in which the Company is interested, a separate resolution may be put in relation to each Director and in that case each of the Directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution unless it concerns his own appointment or the settlement or variation of the terms or the termination of his own appointment or the appointment of another Director to an office or place of profit with a company in

which the Company is interested and the Director seeking to vote or be counted in the quorum has a material interest in that company.

(6) Any Director may act by himself or his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director provided that nothing in this Article shall authorise a Director or his firm to act as Auditors.

(7) If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the chairman of the meeting) or as to the entitlement of any Director (other than the chairman of the meeting) to vote or be counted in the quorum and the question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, the question shall be referred to the chairman of the meeting and his ruling in relation to the Director concerned shall be conclusive except in a case where the nature or extent of his interest (so far as it is known to him) has not been fairly disclosed to the Board.. If any question shall arise in respect of the chairman of the meeting, the question shall be decided by a resolution of the Board (for which purpose the chairman shall be counted in the quorum but shall not vote on the matter) and the resolution shall be conclusive except in a case where the number or extent of the interest of the chairman (so far as it is known to him) has not been fairly disclosed to the Board.

PROCEEDINGS OF THE BOARD

Board meetings

121 The Board may meet together for the despatch of business, adjourn and otherwise regulate its meetings as it thinks fit. Questions arising at any meeting shall be determined by a majority of votes. In the case of an equality of votes the Chairman shall have a second or casting vote. A Director may, and the Secretary on the requisition of a Director shall, at any time summon a meeting of the Board.

Notice of Board meeting

122 Notice of a Board meeting shall be deemed to be properly given to a Director if it is given to him personally or by word of mouth or sent in writing to him at his last known address or any other address given by him to the Company for this purpose. A Director absent or intending to be absent from the United Kingdom may request the Board that notices of Board meetings shall during his absence be given by word of mouth or sent in writing to him at an address given by him to the Company for this purpose, but such notices need not be given any earlier than notices given to

Directors not so absent and if no request is made to the Board it shall not be necessary to give notice of a Board meeting to any Director who is for the time being absent from the United Kingdom.

Quorum

123 The quorum necessary for the transaction of the business of the Board may be fixed by the Board and, unless so fixed, shall be three.

Directors below minimum through vacancies

124 The continuing Directors may act notwithstanding any vacancy in their body but, if and so long as their number is reduced below the number fixed by or pursuant to these Articles as the minimum number of Directors or as the necessary quorum of Directors, the continuing Directors may act for the purpose of filling vacancies in their body or of summoning general meetings of the Company but not for any other purpose.

Appointment of Chairman

125 The Board may appoint a Director to be the Chairman or Deputy Chairman of the Board. Unless he is unwilling to do so, the Chairman or, failing him, the Deputy Chairman shall act as chairman at every meeting of the Board; but if no such Chairman or Deputy Chairman is elected, or if at any meeting neither is present within five minutes after the time appointed for holding the meeting, the Directors present may choose one of their number to be chairman of the meeting.

Competence of meetings

126 A meeting of the Board at which a quorum is present shall be competent to exercise all the powers, authorities and discretions for the time being vested in or exercisable by the Board.

Resolution in writing

127 A resolution in writing signed or approved by fax or by any electronic communication and subsequently confirmed in writing or by fax or by electronic communication by all the Directors entitled to receive notice of a meeting of the Board or by all the members of a committee for the time being shall be as valid and effectual as a resolution passed at a meeting of the Board or, as the case may be, of such committee duly called and constituted. Such resolution may be contained in one document or in several documents in like form each signed by one or more of

the Directors or members of the committee concerned.

Participation in meetings by communication equipment

128 All or any of the members of the Board or any committee of the Board may participate in a meeting of the Board or that committee by means of a conference telephone or any communication equipment which allows all persons participating in the meeting to hear and speak to each other. A person so participating shall be deemed to be present in person at the meeting and shall be entitled to vote or be counted in a quorum accordingly. Such a meeting shall be deemed to take place where the largest group of those participating is assembled or, if there is no such group, where the chairman of the meeting is.

Validity of acts of Board or committee

129 All acts done by any meeting of the Board or of a committee of the Board or by any person acting as a Director shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director or member of such committee or person acting as a Director or that they or any of them were disqualified or had vacated office, be as valid as if every such person had been duly appointed or was not disqualified or had continued to be a Director or member of such committee.

Execution of negotiable instruments

130 All cheques, promissory notes, drafts, bills of exchange and other negotiable and transferable instruments and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Board shall from time to time by resolution determine.

Minutes

131 The Board shall cause minutes to be made in books provided for the purpose:

(a) of all appointments of officers made by the Board;

(b) of the names of the Directors and other persons present at each meeting of the Board and of any committee of the Board;

(c) of all resolutions and proceedings at all meetings of the Company and of the Board and of any such committee.

Any such minutes, if purported to be signed by the Chairman of the meeting to which they relate or of the meeting at which they are read, shall be sufficient evidence without any further proof of the facts stated in those minutes.

SECRETARY

Appointment, remuneration and removal

132 Subject to the Statutes the Secretary shall be appointed by the Board for such term, at such remuneration and on such conditions as it may think fit. Any Secretary so appointed may be removed by the Board but without prejudice to any claim for damages for breach of any contract of service between him and the Company. If thought fit two or more persons may be appointed as Joint Secretaries. The Directors may also appoint from time to time on such terms as they may think fit one or more Deputy and/or Assistant Secretaries. Where a provision of the Statutes or these Articles requires or authorises a thing to be done by the Secretary then it may be done by a deputy secretary notwithstanding that the office of Secretary may not be vacant.

Acts done by a person in dual capacity

133 A provision of the Statutes or these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as the Secretary.

SEALS

Seals

134

(1) The Board shall provide for the safe custody of every Seal of the Company, which shall only be used by the authority of the Board or a committee of the Board authorised by the Board so to do. The Board or any committee of the Board may determine whether any instrument to which a Seal is affixed, shall be signed and, if it is to be signed, who shall sign it. Unless otherwise so determined:

(a) share certificates and, subject to the provisions of any instrument constituting the same, certificates issued under a Seal in respect of any debentures or other securities, need not be signed or any signature may be applied to any such certificate by any mechanical means or may be printed on any such certificate; and

(b) every other instrument to which a Seal is affixed shall be signed by a Director and countersigned by the Secretary or another Director.

(2) Where the Statutes so permit any instrument signed by one Director and the Secretary or by two Directors and expressed to be executed by the Company shall have the same effect as if executed under the Seal, provided that no instrument which makes it clear on its face that it is intended to have effect as a deed shall be so signed and/or sealed without the authority of the Directors or of a committee authorised by the Directors in that behalf.

(3) The Company may exercise the powers conferred by the Statutes with regard to having an official seal for use abroad and such powers shall be vested in the Directors.

AUTHENTICATION OF DOCUMENTS

Authentication of documents

135 Any Director or the Secretary or any person appointed by the Board for the purpose shall have power to authenticate any document affecting the constitution of the Company and any resolution passed at a shareholders' meeting or at a meeting of the Board or any committee, and any book, record, document or account relating to the business of the Company, and to certify copies of such matters or extracts from such matters as true copies or extracts; and where any book, record, document or account is elsewhere than at the Office the local manager or other officer of the Company having the custody of such matters shall be deemed to be a person appointed by the Board as aforesaid. A document purporting to be a copy of any such resolution, or an extract from the minutes of any such meeting, which is certified as aforesaid shall be conclusive evidence in favour of all persons dealing with the Company upon the faith of such certified document or extract that such resolution has been duly passed or, as the case may be, that any minute so extracted is a true and accurate record of proceedings at a duly constituted meeting.

DIVIDENDS AND RESERVES

Establishment of reserves

136 The Board may from time to time set aside out of the profits of the Company and carry to reserve such sums as they think proper which, at the discretion of the Board, shall be applicable for any purpose to which the profits of the Company may

properly be applied and pending such application may either be employed in the business of the Company or be invested. The Board may divide the reserve into such special funds as they think fit and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided. The Board may also without placing the same to reserve carry forward any profits. In carrying sums to reserve and in applying the same the Board shall comply with the provisions of the Statutes.

Business bought as from past date

137 Subject to the provisions of the Statutes, where any asset, business or property is bought by the Company as from a past date the profits and losses of the asset, business or property as from such date may at the discretion of the Board in whole or in part be carried to revenue account and treated for all purposes as profits or losses of the Company. Subject as aforesaid, if any shares or securities are purchased cum dividend or interest, such dividend or interest may at the discretion of the Directors be treated as revenue, and it shall not be obligatory to capitalise the same or any part thereof.

Declaration of dividends by Company

138 Subject to the Statutes the Company may by ordinary resolution from time to time declare dividends, but no dividend shall be declared in excess of the amount recommended by the Board.

Dividends paid according to amount and period shares paid up

139 Subject to the rights attached to any shares with special rights as to dividend, all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for the purposes of this Article as paid up on the share. All dividends shall be apportioned and paid proportionately to the amounts paid up on the share during any portion or portions of the period in respect of which the dividend is paid; but if any share be issued on terms providing that it shall rank for dividend as from a particular date it shall rank for dividend accordingly.

Payment of interim dividends by Board

140 The Board may from time to time pay to Members such interim dividends as appear to the Board to be justified by the profits and/or reserves of the Company.

Deductions from or retentions of dividends

141

(1) The Board may deduct from any dividend payable to any Member all sums of money (if any) presently payable by him to the Company on account of calls or otherwise in relation to the shares of the Company on which the Company has a lien.

(2) In accordance with Article 53, the Board may retain the dividends payable upon any shares in respect of which, under the provisions contained in these Articles as to the transmission of shares, any person is entitled to become a Member or entitled to transfer the shares, until such person shall become a Member in respect of such shares or shall transfer the same.

No interest on dividends

142 No dividend shall bear interest against the Company unless otherwise provided by the rights attaching to the shares.

Payment procedure

143 Any dividend, interest or other moneys payable in cash in respect of registered shares may be paid by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the joint holder who is first named on the Register or to such person and to such address as the holder or joint holders may direct in writing or by such other method (including interbank or other funds transfer system and in respect of dividends or other monies related to shares in uncertificated form, by means of the relevant system (as defined in the Regulations)) which the Directors consider appropriate. Every such cheque, warrant or transfer of funds shall be made payable to the order of the person to whom it is sent and shall be sent at the risk of that person and payment of a cheque or warrant by the bank on which it was drawn or the transfer of the funds by the bank instructed to make the same shall be a good discharge to the company. In addition, any such dividend or other sum may be paid by any interbank or other funds transfer system or such other means and to or through such person as the holder or joint holders (as the case may be) may in writing direct and the Company shall have no responsibility for any sums lost or delayed in the course of any such transfer or where it has acted on any such directions.

Joint holders

144 If two or more persons are registered as joint holders of any share, or are entitled jointly to a share in consequence of the death or bankruptcy of the holder or otherwise by operation of law, any one of them may give effectual receipts for any dividend or other moneys payable or property distributable on or in respect of the share.

Dividends not in cash

145 The Company may on the recommendation of the Board by ordinary resolution direct payment of the dividend wholly or partly by the distribution of specific assets and, in particular, of paid up shares, debentures or debenture stock of any other company or in any one or more of such ways, and the Board shall give effect to such resolution and, where any difficulty arises in regard to such distribution, the Board may settle the difficulty as it thinks expedient and, in particular, may issue fractional certificates and fix the value for distribution of such specific assets or any part of them and may determine that cash payments shall be made to any Members on the footing of the values so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as may seem expedient to the Board.

Forfeiture of unclaimed dividends

146 All dividends unclaimed may be invested or otherwise made use of, at the Board's discretion, for the benefit of the Company until claimed, subject as provided in these Articles. Any dividend unclaimed after a period of twelve years from the date when it became due for payment shall be forfeited and shall revert to the Company and the payment by the Board of any unclaimed dividend or other sum payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect of it.

Waiver of dividend

147 The waiver in whole or in part of any dividend on any share by any document (whether or not executed as a deed) shall be effective only if such document is signed by the Member (or the person entitled to the share in consequence of the death or bankruptcy of the holder or otherwise by operation of law) and delivered to the Company and if and to the extent that the same is accepted as such or acted upon by the Company.

Scrip dividends

148

(1) The Board may, if authorised by an ordinary resolution of the Company, offer any holders of ordinary shares of the Company one or more of the following options:

(a) instead of taking the net cash amount due to them in respect of all or any part (to be determined by the Board) of any dividend declared or payable on all or any ordinary shares held by them, either to invest such cash in subscribing for unissued ordinary shares in the capital of the Company payable in full or by instalments or in paying up in full or by instalments any unpaid or partly paid ordinary shares held by them; or

(b) instead of taking the net cash amount due to them in respect of all or any part (to be determined by the Board) of any dividend declared or payable on all or any ordinary shares held by them, to elect to receive new ordinary shares in the capital of the Company credited as fully paid; or

(c) to forego their entitlement to all or any part (to be determined by the Board) of any dividend declared or payable on all or any ordinary shares held by them and to take instead fully paid bonus ordinary shares; or

(d) any other option in respect of all or any part (to be determined by the Board) of any dividend on all or any ordinary shares held by them as the Board may determine.

(2) In relation to any such option as is referred to in paragraph (1) of this Article, the following provisions shall apply:

(a) an ordinary resolution may specify a particular dividend (whether or not already declared) or may specify all or any dividends declared within a specified period;

(b) the entitlement of each holder of ordinary shares to new ordinary shares shall be such that the relevant value of the entitlement shall be as nearly as possible equal to (but not greater than) the cash amount (disregarding any tax credit) of the dividend that such holder elects to forego provided always that, in calculating the entitlement, the Board may at its discretion adjust the figure obtained by dividing the relevant value by the amount payable on the ordinary shares up or down so as to procure that the entitlement of each shareholder to new ordinary shares may be represented by a simple numerical ratio. For this purpose "relevant value" shall be calculated by reference to the average of the

middle market quotations for the Company's ordinary shares on the London Stock Exchange as derived from the Daily Official List, on such five consecutive dealing days as the Board shall determine provided that the first of such days shall be on or after the day on which the ordinary shares are first quoted "ex" the relevant dividend, or in such other manner as may be determined by or in accordance with the ordinary resolution;

(c) the Board may determine to allow a right of election in respect of a dividend but they shall not be required to give notice in writing to holders of ordinary shares each time they determine to allow a right of election, provided that each holder of ordinary shares shall have been issued forms of election and information on the procedure to be followed, the place at which and the latest date and time by which, duly completed forms of election must be lodged in order to be effective.

(d) the Board shall not proceed with any election unless the Company has sufficient authorised and unissued shares and sufficient reserves or funds that may be capitalised to give effect to it after the basis of allotment is determined;

(e) the Board may exclude from any offer any holders of ordinary shares where the Board believes that the making of the offer to them would or might involve the contravention of the laws of any territory;

(f) the dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable on ordinary shares in respect of which an election has been made ("the elected ordinary shares") and instead additional ordinary shares shall be allotted to the holders of the elected ordinary shares on the basis of allotment calculated as stated. For such purpose the Board may capitalise, out of any amount for the time being standing to the credit of any reserve or fund (including the profit and loss account, share premium account, capital redemption reserve or any other undistributable reserve) whether or not the same is available for distribution as the Board may determine, a sum equal to the aggregate nominal amount of the additional ordinary shares to be allotted on that basis and apply it in paying up in full the appropriate number of unissued ordinary shares for allotment and distribution to the holders of the elected ordinary shares on that basis:

(g) the additional ordinary shares when allotted shall rank pari passu in all respects with the fully-paid ordinary shares then in issue except that they will not be entitled to participate in the relevant dividend;

(h) the Board may also from time to time establish or vary a procedure for election mandates, under which a holder of ordinary shares may elect to receive ordinary shares credited as fully paid instead of cash in respect of all future rights offered to that holder under this Article until the election mandate is revoked or deemed to be revoked in accordance with the procedure;

(i) the Board may undertake and do such acts and things as it may consider necessary or expedient for the purpose of giving effect to the provisions of this Article including (without limitation) making such provisions as it may think fit in relation to any fraction of an ordinary share which may or would arise pursuant to the application of this paragraph (2) of this Article (including provisions whereby, in whole or in part, fractional entitlements are disregarded and the benefit of them accrues to the Company rather than to the Members concerned and/or under which fractional entitlements are accrued and/or retained and in each case accumulated on behalf of any shareholder and such accruals or retentions are applied to the allotment by way of bonus to, or cash subscription on behalf of, such shareholder of fully paid ordinary shares).

Articles 156 and 157 shall apply mutatis mutandis to capitalisations of profits or reserves effected pursuant to this Article.

RECORD DATES

Power to choose any record date

149 Notwithstanding any other provision of these Articles, the Company or the Board may fix any date as the record date for any dividend, distribution, allotment or issue provided that such record date is not later than the date on which the dividend, distribution, allotment or issue is paid or made.

ACCOUNTS

Records to be kept

150 The Board shall cause to be kept accounting records in compliance with the

Statutes.

Inspection of records

151 The accounting records shall be kept at the Office or (subject to the provisions of the Statutes) at such other place as the Board thinks fit and shall at all times be open to inspection by officers of the Company. Except by the authority of the Board or as provided by the Statutes or ordered by a court of competent jurisdiction no Member in his capacity as such shall be entitled to inspect any accounting records or books or papers of the Company.

Preparation and laying of accounts and reports

152 The Board shall in respect of each financial year in accordance with the Statutes cause to be prepared and laid before the Company in general meeting such annual accounts and Directors' and Auditors' reports as are required by the Statutes.

Publication of accounts and reports

153 Except as provided in the following Article, a copy of the Company's accounts (together with a copy of the Directors' and Auditors' reports on those accounts) which are to be laid before the Company in general meeting shall be sent to every person to whom the Company is by law required to send them not less than twenty-one days before the date of the meeting. However, this Article shall not require a copy of those accounts to be sent to any person who under the provisions of these Articles is not entitled to receive notices from the Company or of whose address the Company is unaware or to more than one of the joint holders of shares or debentures. To the extent permitted by the Statutes and agreed by the member concerned the documents referred to in this Article may be sent by electronic communication.

Summary financial statements

154 Subject to the provisions of the Statutes and any regulations made under the Statutes, the Company may send a summary financial statement to Members instead of or in addition to copies of its full accounts and reports.

CAPITALISATION OF PROFITS AND RESERVES

Power to capitalise reserves and funds

155 The Company in general meeting may, on the recommendation of the Board, pass

an ordinary resolution to the effect that it is desirable to capitalise any sum for the time being standing to the credit of any of the Company's reserve accounts or to the credit of the profit and loss account, whether or not it is available for distribution, and accordingly that such sum be set free for distribution among the Members who would have been entitled to it if it were distributed by way of dividend (and in the same proportions) on condition that it be applied either in or towards paying up any amounts for the time being unpaid on any shares in the Company held by such Members respectively, or in paying up in full unissued ordinary shares of any other class (subject to any special rights previously conferred on any shares or class of shares for the time being issued), debentures or other obligations of the Company to be allotted and distributed, credited as fully paid up, to such Members in such proportions, or partly in the one way and partly in the other, and the Board shall give effect to such resolution.

Authority to effect capitalisations

156 Whenever a resolution shall have been passed under the preceding Article, the Board shall make all appropriations and applications of the sum resolved to be capitalised, and all allotments and issues of fully paid shares, debentures or other obligations of the Company (if any) and generally shall do all acts and things required to give effect to it. The Board may also authorise any person to enter, on behalf of all the Members entitled to them, into any agreement with the Company providing for the allotment to them respectively, credited as fully paid up, of any further shares, debentures or other obligations of the Company to which they may be entitled on such capitalisation, or (as the case may require) for the payment up by the Company on their behalf, by the application of their respective proportions of the sum resolved to be capitalised, of the amounts or any part of the amounts remaining unpaid on their existing shares. Any agreement made under such authority shall be effective and binding on all such Members. Any proceeds of sale of shares, debentures or other obligations of the Company arising under this Article shall, until distributed, be available to the Company for its own use free of interest and without any liability to account for any profit arising.

Settlement of difficulties in distribution

157 Where any difficulty arises in regard to any distribution of any capitalised reserve or fund the Board may settle the matter as it thinks expedient and in particular may issue fractional certificates or authorise any person to sell and transfer any fractions or may resolve that the distribution should be as nearly as may be practicable in the correct proportions or may ignore fractions altogether and may determine that cash

payments shall be made to any Members in order to adjust the rights of all parties.

AUDITORS

Auditors

158 Auditors shall be appointed and their duties regulated in accordance with the Statutes.

Validity of Auditors' acts

159 Subject to the provisions of the Statutes, all acts done by any persons acting as Auditors shall, as regards all persons dealing in good faith with the Company, be valid, notwithstanding that there was some defect in his appointment or that they were at the time of their appointment not qualified for appointment or subsequently became disqualified.

Auditors' right to attend general meetings

160 Auditors shall be entitled to attend any general meeting of the Company and to receive all notices of and other communications relating to any general meeting of the Company which any Member is entitled to receive and to be heard at any general meeting of the Company on any part of the business of the meeting which concerns them as Auditors.

SERVICE OF NOTICES AND OTHER DOCUMENTS

Method of service

161 Any notice or other document (including a share certificate) may be served on or delivered to any Member by the Company either personally or by sending it through the post in a pre-paid cover addressed to the Member at his registered address or, (if he has no registered address within the United Kingdom) to the address, if any, within the United Kingdom supplied by him to the Company as his address for service of notices, or by delivering it to that address addressed to the Member or by fax (except for share certificates) to a fax number notified by the Member in writing or by electronic mail (except for share certificates) to an address notified by the Member in writing or by a relevant system or by any other means authorised in writing by the Member concerned. In the case of joint holders of a share, service or delivery of any notice or other document on or to one of the joint holders shall for all purposes be deemed a sufficient service on or delivery to all the joint holders. For such purpose joint holders having no registered address in the United Kingdom

and not having supplied an address within the United Kingdom for the service of notices shall be disregarded.

Record date for service

162 Any notice or other document (including a share certificate) may be served or delivered by the Company by reference to the Register as it stands at any time not more than fifteen days before the date of posting (where the notice or other document is posted) or otherwise not more than fifteen days before the date of service. No change in the Register after that time shall invalidate that service or delivery. Where any notice or other document is served on or delivered to any person in respect of a share in accordance with these Articles, no person deriving any title or interest in that share shall be entitled to any further service or delivery of that notice or document.

Members resident abroad

163 Any Member whose registered address is not within the United Kingdom or the Republic of Ireland and who gives to the Company an address within the United Kingdom at which notices may be served on him shall be entitled to have notices served on him at that address but, unless he does so, shall not be entitled to receive any notice from the Company.

When notice deemed served

164 Any notice from or on behalf of the Company, if served by first class post, shall be deemed to have been served on the day following the day on which it was posted and if served by second class post, shall be deemed to have been served two days after the day on which it was posted and in proving such service it shall be sufficient to prove that the notice was properly addressed, stamped and posted. Any notice or other document from or on behalf of the Company not sent by post but left at a registered address shall be deemed to have been served or delivered on the day it was left. Where a document (other than a share certificate) is served or delivered by fax, service or delivery shall be deemed to be effected at the time it was sent. Where a document is served or delivered by a relevant system, service or delivery shall be deemed to be effected when the Company (or a sponsoring system-participant acting on its behalf) sends the issuer instruction relating to the document.

Any document or notice which, in accordance with these Articles, may be sent by the Company by electronic mail shall, if so sent, be deemed to be received at 9 am

on the day following that on which it was transmitted. Proof (in accordance with the formal recommendations of best practice contained in the guidance issued by the Institute of Chartered Secretaries and Administrators) that an electronic communication was sent shall be conclusive evidence of such sending.

Service of notice on person entitled by transmission

165 Where a person is entitled by transmission to a share, any notice or other document shall be served on or delivered to him as if he were the holder of that share and his address noted in the Register were his registered address. Otherwise, any notice or other document served on or delivered to any Member pursuant to these Articles shall, notwithstanding that the Member is then dead or bankrupt or that any other event giving rise to the transmission of the share by operation of law has occurred and whether or not the Company has notice of the death, bankruptcy or other event, be deemed to have been properly served or delivered in respect of any share registered in the name of that Member as sole or joint holder.

Notice when post not available

166 If at any time by reason of the suspension or curtailment of postal services within the United Kingdom the Company is unable effectively to convene a general meeting by notice sent through the post, a general meeting may be convened by a notice advertised in at least two daily newspapers with a national circulation and in that event the notice shall be deemed to have been served on all Members and persons entitled by transmission, who are entitled to have notice of the meeting served on them, on the day when the advertisement has appeared in at least two such newspapers. If at least six clear days prior to the meeting the posting of notices to addresses throughout the United Kingdom has again become practicable, the Company shall send confirmatory copies of the notice by post to the persons entitled to receive them.

167 Where under these Articles a document requires to be signed by a Member or other person then, if in the form of an electronic communication, to be valid it must incorporate the electronic signature or personal identification details (which may be details previously allocated by the Company) of that Member or other person, in such form as the Directors may approve, or be accompanied by such other evidence as the Directors may approve, or be accompanied by such other evidence as the Directors may require to satisfy themselves that the document is genuine. The Company may designate mechanisms for validating any such document, and any

such document not so validated by use of such mechanisms shall be deemed not to have been received by the Company.

168 (A) Any Member may notify the Company of an address for the purpose of his receiving electronic communications from the Company, and having done so shall be deemed to have agreed to receive by electronic communication notices and other documents from the Company of the kind to which the address relates. In addition, if a Member notifies the Company of his email address, the Company may satisfy its obligations to send him any notice or other document by:

(i) publishing such notice or other document on a web site; and

(ii) notifying him by email to that email address that such notice or document has been so published, specifying the address of the web site where the notice may be accessed, how it may be accessed and (if the notice relates to a shareholders' meeting) stating (a) that the notice concerns a notice of a company meeting served in accordance with the Act, (b) the place, date and time of the meeting, (c) whether the meeting is to be an annual or extraordinary general meeting and (d) such other information as the Statutes may prescribe.

(B) Any amendment or revocation of a notification given to the Company under this Article shall only take effect in writing, signed by the Member and on actual receipt by the Company thereof.

(C) An electronic communication shall not be treated as received by the Company if it is rejected by computer virus protection arrangements.

Statutory requirements

169 Nothing in any of the preceding eight Articles shall affect any requirement of the Statutes that any particular offer, notice or other document be served in any particular manner.

UNTRACED SHAREHOLDERS

Power to stop sending notices to untraced shareholders

170 If on two consecutive occasions notices have been sent through the post to any Member at his registered address or his address for the service of notices but have been returned undelivered, such Member shall not thereafter be entitled to receive notices from the Company until he shall have communicated with the Company and supplied in writing to the Office a new registered address within the United Kingdom for the service of notices.

Power of sale of shares held by untraced shareholders

171

(1) The Company may sell at the best price reasonably obtainable any shares in the Company on behalf of the holder of, or person entitled by transmission to, the shares by instructing a member of the London Stock Exchange to sell them if:

(a) the shares have been in issue through the qualifying period and at least three cash dividends have become payable on the shares during the qualifying period;

(b) no cash dividend payable on the shares has either been claimed by presentation to the paying bank of the relevant cheque or warrant or been satisfied by the transfer of funds to a bank account designated by the holder of, or person entitled by transmission to, the shares at any time during the relevant period;

(c) so far as the Secretary at the end of the relevant period is then aware, the Company has not at any time during the relevant period received any communication from the holder of, or person entitled by transmission to, the shares;

(d) the Company has caused two advertisements to be published, one in a daily newspaper with a national circulation and the other in a newspaper circulating in the area of the last known address of the holder of, or person entitled by transmission to, the shares shown in the Register or in the area of the last known address at which service of notices may be effected in the manner authorised by these Articles, giving notice of its intention to sell the shares and a period of three months has elapsed from the date of publication of the advertisements or of the later of the two advertisements to be published if they are published on different

dates; and

(e) the Company has given notice to the London Stock Exchange of its intention to make the sale.

For the purpose of this Article:

"the qualifying period" means the period of twelve years immediately preceding the date of publication of the advertisements referred to in sub-paragraph (d) above or the first of the two advertisements to be published if they are published on different dates; and

"the relevant period" means the period beginning at the commencement of the qualifying period and ending on the date when all the requirements of sub-paragraphs (a), (b), (d) and (e) above have been satisfied.

(2) If during any relevant period further shares have been issued in right of those held at the beginning of that relevant period or of any previously so issued during that relevant period and all the requirements of sub-paragraphs (1)(b) to (e) above have been satisfied in regard to the further shares, the Company may also sell the further shares.

(3) To give effect to any sale of shares pursuant to this Article the Board may authorise some person (so far as is consistent with the facilities and requirements of the relevant system (as defined in the Regulations) concerned) to convert the shares in question from shares in certificated form to shares in uncertificated form or vice versa, or, in relation to certificated shares, to transfer the shares in question and, in relation to uncertificated shares, to make arrangements consistent with the facilities and requirements of the relevant system concerned for the transfer of such shares and any such conversion, instrument of transfer executed by that person or arrangement shall be as effective as if it had been executed by the holder of, or person entitled by transmission to, the shares. The purchaser shall not be bound to see to the application of the purchase moneys nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale except as may be provided in the Regulations. The net proceeds of sale shall belong to the Company and, on their receipt, the Company shall become indebted to the former holder of, or person entitled by transmission to, the shares for an amount equal to the net proceeds. No trust shall be created in respect of the debt and no interest shall be payable in respect of it and the Company shall not be required to account

for any moneys earned from the net proceeds, which may be employed in the business of the Company or as it thinks fit.

Uncashed dividends

172 The Company may cease to send any cheque or warrant through the post or may stop the transfer of any sum by any bank or other funds transfer system, as the case may be, for any dividend payable on any shares in the Company which is normally paid in that manner on those shares if in respect of at least two consecutive dividends payable on those shares the cheques or warrants have been returned undelivered or remain uncashed or the transfer has failed but, subject to the provisions of these Articles, shall recommence sending cheques or warrants or transferring funds, as the case may be, in respect of dividends payable on those shares if the holder or person entitled by transmission claims the arrears of dividend in which event the Company shall resume payment of dividend (and arrears) as notified by the claimant or, in the absence of such notification, in the same manner in which payment was effected prior to the suspension of the payment of dividend.

WINDING UP

Directors' power to petition

173 The Directors shall have power in the name and on behalf of the Company to present a petition to the Court for the Company to be wound up.

Distribution of assets in proportion to amounts paid up on capital

174 If the Company shall be wound up then, subject to the rights attached to any shares issued on special conditions, the assets of the Company available for distribution among the Members shall be divided among the holders of the shares in proportion to the amounts of the capital paid up on them.

Distribution of assets otherwise than in cash

175 If the Company shall be wound up the liquidator (whether the liquidation is voluntary, under supervision, or by the Court) may, with the sanction of an extraordinary resolution of the Company and any other sanction required by the Statutes, divide amongst the Members in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as he deems fair on any property to be divided and may determine how such division shall be carried out as between

the Members or different classes of Members. The liquidator may, with the same sanction, vest the whole or any part of such assets in trustees on such trusts for the benefit of the contributories as the liquidator, with the same sanction, shall think fit, and the liquidation of the Company may be closed and the Company dissolved but so that no Member shall be compelled to accept any shares or other securities on which there is any liability.

INDEMNITY

Indemnity

176

(1) Subject to the provisions of the Statutes, but without prejudice to any indemnity to which the person concerned may otherwise be entitled, every Director or other officer of the Company and the Auditors, shall be indemnified out of the assets of the Company against any liability incurred by him as a Director or other officer of the Company, or as Auditor in the actual or purported execution and/or discharge of his duties and/or the exercise or purported exercise of his powers and/or otherwise in connection with or in relation to his powers, duties or office including (without prejudice to the generality of the foregoing) any liability incurred by him in defending any proceedings (whether civil or criminal) in which judgment is given in his favour (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted or in connection with any application under the Statutes in which relief is granted to him by the court.

(2) Without prejudice to the above paragraph the Board shall have power to purchase and maintain insurance for or for the benefit of any persons who are or were at any time Directors, officers or employees of any Relevant Company (as defined below) or who are or were at any time trustees of any pension fund or employee share scheme in which employees of any Relevant Company are interested, including (without prejudice to the generality of the foregoing) insurance against any liability incurred by such persons in respect of any act or omission in the actual or purported execution and/or discharge of their duties and/or in the exercise or purported exercise of their powers and/or otherwise in relation to their duties, powers or offices in relation to any Relevant Company, or any such pension fund or employee share scheme.

(3) For the purpose of this Article, "Relevant Company" shall mean the Company, any holding company of the Company or any other body, whether or not incorporated, in which the Company or such holding company or any of the predecessors of the Company or of such holding company has or had any interest whether direct or indirect or which is in any way allied to or associated with the Company, or any Subsidiary of the Company or of such other body.

TESCO 445790


GROUP SALES £m
*52 weeks pro forma
14,984
17,447*
18,546
20,358
22,773
97
98
99
00
01

FINANCIAL HIGHLIGHTS

ƆUP SALES	UP 11.9%
GROUP PROFIT BEFORE TAX†	UP 12.0%
EARNINGS PER SHARE †‡	UP 11.1%
DIVIDEND PER SHARE	UP 11.2%


GROUP PROFIT
BEFORE TAX £m
*52 weeks pro forma


750
817*
881
955
1,070
97
98
99
00
01

(before integration costs, goodwill amortisation and net loss on disposal of fixed assets)


EARNINGS
PER SHARE Pence
*52 weeks pro forma
7.83
8.70*
9.37
10.18
11.31
97
98
99
00
01

(adjusted diluted)

	2001 52 weeks	2000 52 weeks
Group sales (including value added tax) (£m)	22,773	20,358
Profit on ordinary activities before tax † (£m)	1,070	955
Earnings per share †‡ (p)	11.31	10.18
Dividend per share (p)	4.98	4.48
Group enterprise value (market capitalisation plus net debt) (£m)	21,590	13,591

† Excluding net loss on disposal of fixed assets, integration costs and goodwill amortisation.

‡ Adjusted diluted.

OPERATING AND FINANCIAL REVIEW

Group summary	2001 £m	2000 £m	Change %
Group sales (including value added tax)	22,773	20,358	11.9
Group operating profit (prior to integration costs and goodwill amortisation)	1,174	1,043	12.6
Profit on ordinary activities before tax†	1,070	955	12.0
Adjusted diluted earnings per share†	11.31p	10.18p	11.1
Dividend per share	4.98p	4.48p	11.2

† Excluding net loss on disposal of fixed assets, integration costs and goodwill amortisation


GROUP PERFORMANCE £m
*52 weeks pro forma
Group sales
UK retail sales
14,984
17,447*
18,546
20,358
22,773
14,024
15,799*
17,070
18,331
19,880
97 98 99 00 01


CAPITAL EXPENDITURE £m
Group
UK
758
841
1,067
1,488
1,944
682
757
848
989
1,206
97 98 99 00 01


TESCO SHARE PRICE Pence
169.0
271.0
Mar 00
Jun 00
Oct 00
Dec 00
Feb 01

This operating and financial review analyses the performance of Tesco in the financial year ended 24 February 2001. It also explains other aspects of the Group's results and operations including taxation and treasury management.

Group performance

Group sales including VAT increased by 11.9% to £22,773m (2000 – £20,358m).

Group profit on ordinary activities before tax (excluding the net loss on disposal of fixed assets, integration costs and goodwill amortisation) increased by 12.0% to £1,070m.

Group capital expenditure was £1,944m (2000 – £1,488m) including £200m for the re-purchase of UK stores previously part of sale and leaseback agreements. UK capital expenditure was £1,206m, including £705m on new stores and £175m on extensions and refits. Total international capital expenditure was £738m including £390m in Asia. In the year ahead we see Group capital expenditure increasing slightly to £2.0bn, including £200m of further store buy-backs.

Group net debt in the year increased by £744m to £2,804m (2000 – £2,060m), with gearing increasing to 52% (2000 – 43%).

Group interest and taxation

Net interest payable was £125m (2000 – £99m). Additional borrowings to fund our investment plans resulted in this increase.

Corporation tax has been charged at an effective rate of 27.3% (2000 – 27.8%). Prior to accounting for the net loss on disposal of fixed assets, integration costs and goodwill amortisation, our underlying tax rate was 26.9% (2000 – 27.4%).

Shareholder returns and dividends

Adjusted diluted earnings per share (excluding the net loss on disposal of fixed assets, integration costs and goodwill amortisation) increased by 11.1% to 11.31p (2000 – 10.18p).

The Board has proposed a final dividend of 3.50p (2000 – 3.14p) giving a total dividend for the year of 4.98p (2000 – 4.48p). This represents an increase of 11.2% and maintains dividend cover at 2.27 times.

Shareholders' funds, before minority interests, increased by £587m. This was due to retained profits of £427m and new shares issued less expenses of £162m, offset by losses on foreign currency translation of £2m. As a result, return on shareholders' funds was 21.1%.

Total shareholder return, which is measured as the percentage change in the share price plus the dividend, has been 28.5% over the last five years, compared to the market average of 12.5% and has been 19.2% over the last three years, compared to the market average of 5.3%. In the last year, total shareholder return in Tesco was 62.2% compared to the market average of (0.2)%.

UK

UK sales (excluding property development sales) grew by 8.5% to £19,880m (2000 – £18,331m) of which 4.8% came from existing stores and 3.7% from net new stores. Existing store growth has been driven by strong volumes as we have seen zero inflation in total and deflation in our core business.

Our customer focused strategy and commitment to value have delivered increased market share and we see plenty of opportunity for future growth.

UK **operating profit** was 10.8% higher at £1,100m (2000 – £993m) with an operating margin held broadly flat at 6.0%.

The **tesco.com** operations achieved sales of £237m (2000 – £52m) and a loss of £9m – both in line with the expectations we set out in May 2000. Within this, grocery home shopping continued to be profitable.

Store development In the year we opened 48 new stores comprising four Extras, nine Superstores, 16 Compacts, one Metro and 18 Express stores. In total we opened 1.3m sq ft of new space and expect to open a similar amount in the current year.

UK fact file

POPULATION	**60m**
NUMBER OF STORES	**692**
SQUARE FOOTAGE 000s	**17,965**
STORES OPENED/SQ FT ADDED	**48 / 1,298,000**
CAPITAL EXPENDITURE £m	**1,206**
RETAIL TURNOVER £m	**19,880**
OPERATING PROFIT £m	**1,100**

UK performance	2001 £m	2000 £m	Change %
Retail sales (including value added tax)	19,880	18,331	8.5
Operating profit	1,100	993	10.8




TOTAL SHAREHOLDER RETURN %
62.2
19.2
28.5
(0.2)
5.3
12.5
1 year
3 years
5 years
Tesco
market


UK SALES GROWTH %
*52 weeks pro forma
12.8
12.7*
8.0
7.4
8.5
7.5
6.1
4.0
4.2
4.8
97
98
99
00
01
total
like-for-like


UK SALES AREA OPENED 000 sq ft
603
680
837
1,216
1,298
97
98
99
00
01

UK sales area opened including Express

Rest of Europe performance	2001 £m	2000 £m	Change %
Retail sales (including value added tax)	1,970	1,527	29.0
Operating profit	70	51	37.3


NUMBER OF EUROPEAN HYPERMARKETS
2
8
19
36
98
99
00
01

Rest of Europe

In the Rest of Europe total sales rose by 29.0% to £1,970m (2000 – £1,527m) and contributed an operating profit of £70m, up from £51m last year.

Retail sales in the Republic of Ireland in local currency grew by 6.7%, and our customers continue to benefit from the extended range, improved service and better value.

In Central Europe total sales at constant exchange rates were up 85.8%. Both the region as a whole and our lead country, Hungary, moved into profit. We opened 17 hypermarkets in the year giving us 36 in total with 5.1m sq ft.

Rest of Europe fact file

POPULATION	70m
NUMBER OF STORES	183
SQUARE FOOTAGE 000s	6,754
STORES OPENED/SQ FT ADDED	19 / 1,927,000
CAPITAL EXPENDITURE £m	348
TURNOVER £m	1,970
OPERATING PROFIT £m	70

Asian performance	2001 £m	2000 £m	Change %
Retail sales (including value added tax)	919	497	84.9
Operating profit/(loss)	4	(1)	n/a


NUMBER OF ASIAN HYPERMARKETS


14
19
32
99
00
01

Asia

In the year, our Asian businesses had sales of £919m (2000 – £497m), up 84.9% on the previous year and made an operating profit of £4m (2000 – £1m loss).

Our Tesco Lotus business in Thailand is profitable, now comprising 24 hypermarkets and, in local currency, has shown strong sales growth of 56.9%. We currently have 2.8m sq ft of selling space in Thailand which will increase to 3.6m sq ft by the end of 2001.

In South Korea, we opened five hypermarkets in the the space of 65 days. We now have seven hypermarkets open with total sales in local currency up 126%. In Taiwan, we acquired our first store in December 2000 which will give us valuable early experience for our future development programme. We will open two new stores in 2001.

In Malaysia, with our partner, we are awaiting regulatory approval to start our hypermarket development programme.

We continue to research in China and Japan.

Asia fact file

POPULATION	130m
NUMBER OF STORES	32
SQUARE FOOTAGE 000s	3,643
STORES OPENED/SQ FT ADDED	13 / 1,386,000
CAPITAL EXPENDITURE £m	390
TURNOVER £m	919
OPERATING PROFIT £m	4

Joint ventures

Our total share of profits from joint ventures was £21m compared to £11m last year.

Within this, our share of Tesco Personal Finance profits was £3m (2000 – £4m loss).

Financial risks and treasury management

The treasury function has been formally authorised by the Board to manage the financial risks that arise in relation to underlying business needs. The Board establishes the function's policies and operating parameters and routinely reviews its activities, which are also subject to regular audit. The function does not operate as a profit centre and the undertaking of speculative transactions is not permitted.

The main financial risks faced by the Group relate to the availability of funds to meet business needs, the risk of default [illegible] ounterparties to financial transactions (credit risk), and [illegible]uations in interest and foreign exchange rates. These risks are managed as described below. The balance sheet positions at 24 February 2001 are representative of the positions throughout the year.

Funding and liquidity

The Group finances its operations by a combination of retained profits, bank borrowings, commercial paper, medium term notes, long-term debt market issues and leases. The objective is to ensure continuity of funding. The policy is to smooth the debt maturity profile, to arrange funding ahead of requirements and to maintain sufficient undrawn committed bank facilities and a strong credit rating so that maturing debt may be refinanced as it falls due.

The Group's long-term credit ratings from Moody's and Fitch are AA3 and AA respectively, consistent with last year. During the year new funding of £700m was arranged including net new committed bank facilities of £115m and medium term notes with [illegible] ollowing principal values and maturity dates, £200m 2016, and £150m 2010. At the year end net debt was £2.8bn (2000 – £2.1bn) and the average debt maturity was seven years (2000 – seven years).

NUMBER OF TESCO PERSONAL FINANCE ACCOUNTS million


0.4
0.75
1.5
2.0
98
99
00
01

Interest rate risk management

The objective is to avoid significant exposure to increases in interest rates. Forward rate agreements, interest rate swaps and caps are used to achieve the desired mix of fixed and floating rate debt. The policy is to fix or cap between 30% and 70% of actual and projected debt interest costs, although a higher percentage may be fixed within a 12-month horizon. Forward start interest rate swaps may be used to manage projected debt interest costs where appropriate. At the year end, £1.3bn, 47%, of net debt was in fixed rate form (2000 – £0.7bn, 32%), with a further £100m, 4%, of net debt capped, as detailed in note 20. Fixed rate debt includes £200m of Retail Price Index linked funding implemented during the year to reduce interest rate risk by diversifying our funding portfolio. The balance of the debt is in floating rate form.

The average rate of interest paid during the year was 6.6% (2000 – 6.8%). A 1% rise in UK interest rates would reduce profit before tax by less than 2%. Changes in interest rates in other currencies would have no significant impact on Group profits.

Foreign currency risk management

Our principal objective is to reduce the risk to short-term profits of exchange rate volatility. Currency exposures that could significantly impact the profit and loss account are hedged, typically using forward purchases or sales of foreign currencies. We also seek to mitigate the effect of currency movements reducing the value of our overseas investments by arranging borrowings (either directly or via foreign exchange transactions), in matching currencies where this is cost effective. Our objectives are to maintain a low cost of borrowing and retain some potential for currency related appreciation while partially hedging against currency depreciation.

During the year currency movements had minimal impact on profits and decreased net assets overseas by £2m. At the year end forward foreign purchases of £220m were outstanding (2000 – £44m). See note 20.

Credit risk

The objective is to reduce the risk of loss arising from default by parties to financial transactions. The risk is managed by spreading financial transactions across an approved list of counterparties of high credit quality. The Group's positions with these counterparties and their credit ratings are routinely monitored.

Economic Monetary Union

Our aim is for all the relevant parts of the Group to be able to handle business in euros when required. Project teams continue to address the issues arising from EMU and current progress is in line with the timetable set by the Group.

We are gaining valuable experience of the EMU process from Tesco Ireland. We will draw upon this learning if and when other Group companies are impacted by the introduction of the euro.

DIRECTORS' REPORT

The Directors present their annual report to shareholders on the affairs of the Group together with the audited consolidated financial statements of the Group for the 52 weeks ended 24 February 2001.

Principal activity and business review

The principal activity of the Group is the operation of food stores and associated activities in the UK, Republic of Ireland, France, Hungary, Poland, Czech Republic, Slovakia, Thailand, South Korea and Taiwan. A review of the business is contained in the Annual Review and Summary Financial Statement 2001 which is published separately and, together with this document, comprises the full Tesco PLC Annual Report and Financial Statements.

Group results

Group turnover excluding VAT rose by £2,192m to £20,988m, representing an increase of 11.7%. Group profit on ordinary activities before taxation, integration costs, loss on disposal of fixed assets and goodwill amortisation was £1,070m compared with £955m for the previous year, an increase of 12.0%. Including loss on disposal of fixed assets and goodwill amortisation, Group profit on ordinary activities before taxation was £1,054m. The amount allocated to the employee profit-sharing scheme this year was £44m as against £41m last year. After provision for tax of £288m, minority interests of £1m and dividends, paid and proposed, of £340m, profit retained for the financial year amounted to £427m.

Dividends

The Directors recommend the payment of a final dividend of 3.50p per ordinary share to be paid on 29 June 2001 to members on the Register at the close of business on 20 April 2001. Together with the interim dividend of 1.48p per ordinary share paid in December 2000, the total for the year comes to 4.98p compared with 4.48p for the previous year, an increase of 11.2%.

Tangible fixed assets

Capital expenditure amounted to £1,944m compared with £1,488m the previous year. In the Directors' opinion, the properties of the Group have a market value in excess of the book value of £8,241m included in these financial statements.

Share capital

The authorised and issued share capital of the company, together with details of the shares issued during the period, are shown in note 23 to the financial statements.

Company's shareholders

The company is not aware of any ordinary shareholders with interests of 3% or more.

Directors and their interests

The names and biographical details of the present Directors are set out in the separately published Annual Review and Summary Financial Statement 2001.

Mr C L Allen, Mr P A Clarke, Dr H Einsmann and Mr G F Pimlott retire from the Board by rotation and being eligible offer themselves for re-election.

Mrs V Morali being appointed during the year will also retire and offer herself for re-election.

The service contract of Mr P A Clarke is terminable on two years' notice from the company.

Mr C L Allen, Dr H Einsmann, Mr G F Pimlott and Mrs V Morali do not have service contracts.

The interests of Directors and their immediate families in the shares of Tesco PLC, along with details of Directors' share options, are contained in the report of the Directors on remuneration set out on pages 12 to 16.

At no time during the year did any of the Directors have a material interest in any significant contract with the company or any of its subsidiaries.

Employment policies

The Group depends on the skills and commitment of its employees in order to achieve its objectives. Staff at every level are encouraged to make their fullest possible contribution to Tesco success.

A key business priority is to provide First Class Service to the customer. Ongoing training programmes seek to ensure that employees understand the Group's customer service objectives and strive to achieve them.

The Group's selection, training, development and promotion policies ensure equal opportunities for all employees regardless of gender, marital status, race, age or disability. All decisions are based on merit.

Internal communications are designed to ensure that employees are well informed about the business of the Group. These include a staff magazine called Tesco Today, videos and staff briefing sessions.

Staff attitudes are frequently researched through surveys and store visits, and management seeks to respond positively to the needs of employees.

Employees are encouraged to become involved in the financial performance of the Group through a variety of schemes, principally the Tesco employee profit-sharing scheme and the savings-related share option scheme.

Political and charitable donations

Contributions to community projects and to charity amounted to £1,448,000 (2000 – £1,485,000). There were no political donations.

Supplier payment policy

Tesco PLC is a signatory to the CBI Code of Prompt Payment. Copies of the Code may be obtained from the CBI, Centre Point, 103 New Oxford Street, London WC1A 1DU. Payment terms and conditions are agreed with suppliers in advance.

Tesco PLC has no trade creditors in its balance sheet. The Group pays its creditors on a timely basis which varies according to the type of product and territory in which the suppliers operate.

Going concern

The Directors consider that the Group and the company have adequate resources to remain in operation for the foreseeable future and have therefore continued to adopt the going concern basis in preparing the financial statements. As with all business forecasts the Directors' statement cannot guarantee that the going concern basis will remain appropriate given the inherent uncertainty about future events.

Auditors

PricewaterhouseCoopers have expressed their willingness to continue in office. In accordance with section 384 of the Companies Act 1985, a resolution proposing the re-appointment of PricewaterhouseCoopers as auditors of the company will be put to the Annual General Meeting.

Annual General Meeting

A separate circular accompanying the annual accounts explains the special business to be considered at the Annual General Meeting on 15 June 2001.

By Order of the Board
Rowley Ager
Secretary
9 April 2001

Tesco PLC
Registered Number: 445790

CORPORATE GOVERNANCE

Statement of application of principles of the Combined Code

The Group is committed to high standards of corporate governance. This statement describes the manner in which the company has applied the principles set out in the Combined Code on Corporate Governance.

Directors

The Board of Tesco PLC comprises eight Executive Directors and six independent Non-executive Directors. The Chairman, Mr J A Gardiner, is an independent Non-executive Director who has a primary responsibility of running the Board. The Chief Executive, Mr T P Leahy, has executive responsibilities for the operations, results and strategic development of the Group. Clear divisions of accountability and responsibility exist and operate effectively for these positions. In addition, Mr G F Pimlott is the senior Non-executive Director. The Board ensures that no one individual or [illegible] dominates the decision-making process.

The full Board meets ten times a year and annually devotes two days to a conference with senior executives on longer term planning giving consideration both to the opportunities and risks of future strategy. The Board manages overall control of the Group's affairs by the schedule of matters reserved for its decision. Insofar as corporate governance is concerned, these include the approval of financial statements, major acquisitions and disposals, authority levels for expenditure, treasury policies, risk management policies and succession plans for senior executives. To enable the Board to make considered decisions, a written protocol exists and has been communicated to senior managers ensuring that relevant information is made available to all Board members in advance of Board meetings. All Directors have access to the services of the Company Secretary and may take independent professional advice at the company's expense in the furtherance of their duties.

The Board delegates day-to-day and business management control to the Executive Committee which comprises the Executive Directors. This meets formally every week and its decisions are communicated throughout the Group on a regular basis. The Executive Committee is responsible for implementing Group policy, the monitoring and performance of the business and reporting to the full Board thereon.

Appointments to the Board for both Executive and Non-executive Directors are the responsibility of the Nominations Committee which is chaired by Mr J A Gardiner and whose members are set out in the table on page 11.

As exemplified by the section on 'Directors and their interests' within the Directors' report on pages 7 and 8, the company's Articles of Association ensure that on a rotational basis Directors resign every three years and, if they so desire and are eligible, offer themselves for re-election.

The Board has also established a Compliance Committee whose purpose is to ensure that the Board discharges its obligations to avoid civil and criminal liability. The Committee, comprising two Executive Directors and three members of senior management, normally meets four times a year.

Directors' remuneration

The Board has a long-established Remuneration Committee, composed entirely of Non-executive Directors, which is chaired by Mr C L Allen. The members are set out in the table on page 11. The responsibilities of the Remuneration Committee together with an explanation of how it applies the Directors' remuneration principles of the Combined Code are set out in the report of the Remuneration Committee on pages 12 to 16.

Relations with shareholders

The Board attaches a high importance to maintaining good relationships with all shareholders and, primarily through the Investor Relations department, ensures that shareholders are kept informed of significant company developments. During the year, Directors have met with 81 of our leading shareholders representing over 51% of the issued shares of the company.

While the focus of dialogue is with institutional shareholders to whom regular presentations are made on company direction, care is exercised to ensure that any price-sensitive information is released to all shareholders, institutional and private, at the same time as in accordance with the Financial Services Authority requirements.

The Board regards the Annual General Meeting as an opportunity to communicate directly with private investors and actively encourages participative dialogue. The Chairman, Executive Directors and chairmen of the Audit and Remuneration Committees attend the Annual General Meeting and are available to answer questions from shareholders present.

Each year end, every shareholder may choose to receive a full Annual Report and Financial Statements or an abbreviated Annual Review and Summary Financial Statement. At the half year, all shareholders receive an Interim Report. These reports, together with publicly-made trading statements, are available on the Group's website (www.tesco.com/corporateinfo).

Accountability and audit

The Board has an Audit Committee, chaired by Mr J W Melbourn and consisting entirely of Non-executive Directors, which meets a minimum of three times a year. Membership of the Audit Committee is set out in the table on page 11. Its terms of reference represent current best practice. The Committee's primary responsibilities include monitoring the system of internal control throughout the Group, approving the Group's accounting policies and reviewing the interim and annual financial statements before submission to the Board. In terms of financial reporting, an assessment of Group performance is set out in the operating and financial review on pages 2 to 6.

Internal control

The Board has overall responsibility for internal control, including the system of risk management, and sets appropriate policies having regard to the objectives of the Group. Executive management has the responsibility for the identification, evaluation and management of risks and for the implementation and maintenance of control systems in accordance with the Board's policies.

The Board, through the Audit Committee, has reviewed the effectiveness of the systems of internal control for the accounting year and the period to the date of approval of the financial statements, although it should be understood that such systems are designed to provide reasonable but not absolute assurance against material misstatement or loss.

The Group operates an objectives-driven approach aimed at satisfying its core purpose and goals that translates into a rolling five-year business plan, although strategic interests are also considered over a much longer horizon. The five-year plan covers both revenue and capital expenditure and forms the basis of business plans for all parts of the Group. From this the Board, together with monitoring regimes based upon a balanced scorecard, agrees the annual revenue and capital budgets. The scorecard sets out targets for a wide variety of key performance indicators and a quarterly review of achievement is considered at Board level. This process establishes the control framework and risk appetite.

The capital investment programme is subject to formalised review procedures requiring key criteria to be met. All major initiatives require business cases to be prepared, normally covering a minimum period of five years. Post-investment appraisals are also carried out.

At the macro level, the Board considers risk every time it meets and significant risks are reviewed regularly. The two-day Board Conference, referred to earlier, considers where future opportunities and risks lie and helps shape our corporate strategy going forward.

At an operational level, internal controls have evolved over many years and are subject to regular internal and external audit. Routines exist which ensure that significant control failures or events that represent risks to the Group's objectives are escalated to senior management and the Board, if necessary, on a daily, weekly and periodic basis to allow timely corrective action to be taken. The Board acknowledges that the Group operates in an ever-changing environment, both externally in meeting the challenges in a competitive marketplace and internally through the development of new business streams, systems and procedures. The Board has established a change management process that includes an evaluation of risks and an identification of controls.

The Executive Committee sets aside sufficient time for an annual assessment of the effectiveness of managing the key risks and takes appropriate action depending upon the outcome of their assessment. This is then communicated and discussed with the Board.

A programme of communication exists and is constantly being developed to ensure that all staff are aware of the parameters that constitute acceptable business performance and the expectations of the Board in managing risk. This provides clear definition of the Group's purpose and goals, accountabilities, responsibilities and the scope of permitted activities of companies within the Group, executive functions and individual staff. The Group employs over 240,000 people including over 1,600 senior managers. Management control is formalised at all levels and is regulated by cascading limits of authority.

Underpinning the internal control process is the whole system of monitoring risk and control. The monitoring of strategic and operational risks are responsibilities of the Board and line managers respectively. The internal audit function also operates on a risk-based approach providing a level of expertise to management in fulfilling their risk responsibilities and assisting in the mapping of risks and controls. PricewaterhouseCoopers, our external auditors, contribute a further independent perspective on certain aspects of the internal financial control system arising from their work and annually report their findings to the Audit Committee. Overall, the Audit Committee seeks to ensure that the whole management processes provide adequate control mechanisms over all major risks to the Group.

To ensure that the international expansion of the Group takes place within agreed policies and procedures, two further control committees have been established, reporting to the Audit Committee. They focus on activities in Europe and Asia respectively.

Other specialist functions within the Group, notably Trading Law and Technical and Company Secretariat, provide assurance and advice on health and safety, regulatory and legal compliance and environmental issues. These functions report their findings on a regular basis to the Compliance Committee.

Pension funds

The assets of the pension funds established for the benefit of the Group's employees are held separately from those of the Group. Both the Tesco PLC Pension Scheme and the Tesco PLC Money Purchase Pension Scheme are managed by a trustee company. Its Board comprises one Executive Director, three senior managers and five members appointed from staff and pensioners. Management of the assets of the Tesco PLC Pension Scheme is delegated to a number of independent fund managers. These fund managers have discretion to invest in shares of Tesco PLC, but only to the proportional weighting of the shares in the total market. Contributions to the Tesco PLC Money Purchase Pension Scheme are paid into insurance policies administered by the Equitable Life Assurance Society. Details of pension commitments are set out in note 26 to the financial statements on page 38.

[illegible]ent of compliance with the Code Provisions in the Combined Code

Throughout the year ended 24 February 2001 the company has been in compliance with all the Code Provisions set out in Section 1 of the Combined Code on Corporate Governance, except as with regard to provision B.1.7 on the length of Directors' service agreements. The Remuneration Committee considers that the current length of two years is both appropriate and necessary although it reviews the matter every year.

BOARD COMMITTEE MEMBERSHIP	Nominations Committee	Remuneration Committee	Audit Committee	Compliance Committee
Independent Directors				
Mr J A Gardiner	*	*	*	
Mr G F Pimlott	*	*	*	
Mr J W Melbourn	*	*	*	
Mr C L Allen		*	*	
Dr H Einsmann	*			
Executive Directors				
Mr T P Leahy	*			
Mr R S Ager				*
Mr P A Clarke				*

REPORT OF THE DIRECTORS ON REMUNERATION

Directors' remuneration policy

The remuneration packages, including contract periods, of Executive Directors are determined by the Remuneration Committee (the Committee). It ensures that the remuneration package is appropriate for their responsibilities, taking into consideration the overall financial and business position of the Group, the highly competitive industry of which the Group is part and the importance of recruiting and retaining management of the appropriate calibre. The remuneration of the Non-executive Directors is determined by the Board as a whole on the recommendation of the Executive Committee after considering external market research.

Compliance

The Committee is constituted and operated throughout the period in accordance with the principles outlined in the Listing Rules of the Financial Services Authority derived from Schedule A of the Combined Code. In framing the remuneration policy, full consideration has been given to the best practice provisions set out in Schedule B, annexed to the Listing Rules. The auditors' report set out on page 17 covers the disclosures referred to in this report that are specified for audit by the Financial Services Authority.

Details of Directors' emoluments and interests, including executive and savings-related share options, are set out on pages 13 to 16.

The following summarises the remuneration packages for Executive Directors. Copies of the Executive Directors' contracts of employment are available for inspection by shareholders as required.

Base salary and benefits

The base salary, contract periods, benefits (which comprise car benefits, life assurance, disability and health insurance) and other remuneration issues of Executive Directors and other senior executives, are normally reviewed annually by the Committee, having regard to competitive market practice supported by two external, independent surveys.

Profit-sharing

The Group operates an approved employee profit-sharing scheme for the benefit of employees, including Executive Directors, with over two years' service with the Group at its year end. Shares in the company are allocated to participants in the scheme on a pro rata basis to base salary earned up to Inland Revenue approved limits.

Executive incentive scheme

The company operates performance-related award schemes designed to provide a growing element of variable reward to reflect the performance of the Group. The scheme awards are made in shares and align closely the interests of Directors and shareholders.

Long-term share bonuses are awarded annually, based on improvements in earnings per share, achievement of strategic corporate goals and comparative performance against peer companies including total shareholder return. The maximum long-term bonus is 50% of salary. Shares awarded have to be held for a period of four years, conditional upon continuous service with the company. The share equivalent of dividends which would have been paid on the shares is added to the award during the deferral period.

Short-term share bonuses are awarded annually, based on improvements in earnings per share and on the achievement of strategic corporate goals. The maximum short-term bonus payable is 25% of salary, which is augmented by up to a further 12.5% of salary if the participants elect for the trustees of the scheme to retain the fully paid ordinary shares awarded for a minimum period of two years, conditional upon continuous service with the company. The share equivalent of dividends which would have been paid on the shares is added to the award during the deferral period.

The Committee sets performance targets annually for the incentive scheme for each of the criteria noted above, confirms achievement of performance and awards to be made under the scheme and directs the general administration of the scheme. The Executive Committee has adopted a policy of extending the Group Board executive incentive scheme to a wider body of senior executives within the Group. The scheme rules and awards of this extension are administered on a consistent basis as previously set out for the Executive Directors.

The holding period for both the long-term and short-term shares may be extended to seven and five years respectively by the scheme members. During this holding period, the shares held are increased by 12.5% at the beginning of each year based on the scheme shares held. This holding period may be extended only subject to personal shareholding targets set by the Committee being met by the scheme members, conditional upon continuous employment with the company.

Share options

Executive Directors are included in executive share option schemes (ESOS), and are eligible to join the employees' savings-related share option scheme (SAYE) when they have completed one year's service.

Executive options granted since 1995 may be exercised only subject to the achievement of performance criteria related to growth in earnings per share, in accordance with ABI guidelines.

Pensions

Executive Directors are members of the Tesco PLC Pension Scheme which provides a pension of up to two-thirds of base salary on retirement, normally at the age of 60, dependent upon service. The scheme also provides for dependants' pensions and lump sums on death in service. The scheme is a defined benefit pension scheme, which is approved by the Inland Revenue.

Service agreements

Executive Directors have service contracts with entitlement to notice of 24 months. This notice period is renewed annually by the Remuneration Committee and is regarded as an essential part of the remuneration package, designed to retain key executives within the company.

Non-executive Directors

Non-executive Directors do not have contracts but each appointment is subject to review every three years. Non-executive Directors receive a basic fee plus an additional sum in respect of committee membership. Mr J A Gardiner has the benefit of the use of a company car.

[illegible] 1 Directors' emoluments

	Salary £000	Profit-sharing £000	Benefits £000	Incentive scheme: Short-term £000	Incentive scheme: Long-term £000	Total 2001 £000	Total 2000 £000
Mr J A Gardiner	300	–	14	–	–	314	305
Mr T P Leahy	771	8	43	252	534	1,608	1,173
Mr D E Reid	613	8	65	195	461	1,342	1,053
Mr R S Ager	398	8	12	126	318	862	698
Mr C L Allen	42	–	–	–	–	42	35
Mr P A Clarke	339	8	26	117	163	653	434
Dr H Einsmann	30	–	–	–	–	30	24
Mr J Gildersleeve	532	8	67	167	415	1,189	964
Mr A T Higginson	422	8	49	135	195	809	644
Mrs L James (a)	–	–	–	–	–	–	307
Mr T J R Mason	422	8	25	135	284	874	680
Mr J W Melbourn	42	–	–	–	–	42	38
M[illegible] Morali (b)	14	–	–	–	–	14	–
[illegible]ss O'Cathain (c)	11	–	2	–	–	13	40
Mr G F Pimlott	55	–	–	–	–	55	38
Mr D T Potts	349	8	14	117	163	651	505
Mr J M Wemms (c)	138	8	19	–	153	318	801
	4,478	72	336	1,244	2,686	8,816	7,739

a Former Director.

b Mrs V Morali was appointed to the Board on 18 September 2000.

c Baroness O'Cathain and Mr J M Wemms retired from the Board on 15 June 2000.

TABLE 2 Gains made on share options

	Number of shares at exercise price (pence)									Value realisable	
	61.7	59.7	66.0	98.3	117.7	151.7	160.3	Total	Price at exercise (pence)	2001 £000	2000 £000
Mr T P Leahy	–	–	–	–	–	–	–	–	–	–	–
Mr D E Reid	–	–	–	–	–	–	–	–	–	–	623
Mr R S Ager	51,153	75,714	106,833	250,170	94,335	–	–	578,205	224.75	795	–
Mr P A Clarke	–	–	–	165,504	–	–	–	165,504	209.00	183	–
Mr J Gildersleeve	–	–	–	–	–	–	–	–	–	–	–
Mr A T Higginson	–	–	–	–	–	–	411,642	411,642	268.50	445	–
Mr T J R Mason	–	–	–	284,745	–	–	–	284,745	210.00	318	–
Mr D T Potts	–	–	–	97,581	–	119,238	–	216,819	260.25	287	–
Mr J M Wemms	–	–	–	–	–	–	–	–	–	–	479
Date of grant	27.5.1993	10.6.1994	29.9.1994	3.7.1996	17.4.1997	7.10.1997	17.11.1997				

The value realisable from shares acquired on exercise is the difference between the fair market value at exercise and the exercise price of the options, although the shares may have been retained. Where individual Directors exercised options on different dates and sold the shares, the price at exercise shown represents an average of the prices on these dates weighted to the number of options exercised. The market price of the shares at 24 February 2001 was 271p. The share price during the 52 weeks to 24 February 2001 ranged from 169p to 286p.

TABLE 3 Pension details of the Directors

	Age at 24 Feb 2001	Years of service	Increase in accrued pension during the year (a) £000	Transfer value of increase during the year £000	Accrued total pension at 24 Feb 2001 (b) £000
Mr T P Leahy	45	22	50	585	286
Mr D E Reid	54	16	35	557	290
Mr R S Ager	55	15	17	281	203
Mr P A Clarke	40	26	30	297	109
Mr J Gildersleeve	56	36	18	301	309
Mr A T Higginson (c)	43	3	16	173	45
Mr T J R Mason	43	19	17	188	148
Mr D T Potts	43	28	25	279	125

a The increase in accrued pension during the year excludes any increase for inflation.

b The accrued pension is that which would be paid annually on retirement at 60 based on service to 24 February 2001.

c Part of Mr A T Higginson's benefits, in respect of pensionable earnings in excess of the earnings limit imposed by the Finance Act 1989, are provided on an unfunded basis within a separate unapproved arrangement.

TABLE 4 Share options held by Directors and not exercised at 24 February 2001

Executive share options schemes (1984), (1994) and (1996)

Number of shares at exercise price (pence)

	72.3 (a)	72.3 (a)	70.0 (a)	81.0 (a)	90.3	104.0	98.3	117.7	151.7	Sub-total
Mr T P Leahy	62,211	51,150	417,144	471,372	398,523	248,256	523,728	–	120,660	2,293,044
Mr D E Reid	–	–	11,427	–	–	–	223,728	–	601,305	836,460
Mr R S Ager	–	–	–	–	–	–	–	–	299,904	299,904
Mr P A Clarke	–	–	–	–	–	–	–	–	76,281	76,281
Mr J Gildersleeve	–	–	–	–	–	–	122,034	–	504,999	627,033
Mr A T Higginson	–	–	–	–	–	–	–	–	–	–
Mr T J R Mason	–	–	–	–	–	–	–	–	198,669	198,669
Mr D T Potts	–	–	–	–	–	–	–	–	–	–
Mr J M Wemms (b)	–	–	87,141	–	–	–	275,643	50,994	154,944	568,722
Date exercisable (d)	29.10.1995	27.5.1996	10.6.1997	12.8.1997	27.4.1998	13.10.1998	3.7.1999	17.4.2000	7.10.2000	

Number of shares at exercise price (pence)

	Sub-total b/f	160.3	176.7	164.0	178.0	179.4	173.0	209.5 (c)	205.0 (c)	Total
Mr T P Leahy	2,293,044	–	–	126,832	–	–	228,901	17,673	780,487	3,446,937
[illegible] E Reid	836,460	–	–	90,245	–	425,827	117,920	–	604,878	2,075,330
[illegible] S Ager	299,904	–	89,433	26,831	149,171	–	36,994	182,528	390,243	1,175,104
Mr P A Clarke	76,281	–	17,718	29,946	146,991	–	277,170	77,683	360,975	986,764
Mr J Gildersleeve	627,033	–	150,564	56,100	364,092	–	73,988	–	517,073	1,788,850
Mr A T Higginson	–	–	373,584	63,415	–	–	76,301	–	419,512	932,812
Mr T J R Mason	198,669	–	149,076	63,415	255,796	–	87,861	–	419,512	1,174,329
Mr D T Potts	–	–	–	38,756	288,730	–	199,827	–	360,975	888,288
Mr J M Wemms (b)	568,722	34,731	65,658	–	–	–	–	–	–	669,111
Date exercisable (d)		17.11.2000	21.5.2001	30.9.2001	28.1.2002	24.5.2002	30.11.2002	20.4.2003	26.6.2003	

a All of the options at 72.3p may be exercised at 61.7p and in the case of Mr T P Leahy 25% of the options, and in the case of Mr D E Reid 100% of the options at 70.0p and 81.0p respectively may be exercised at 59.7p and 69.0p respectively, as targets related to growth in earnings per share in accordance with ABI guidelines have been achieved.

b Position as at Mr J M Wemms' retirement on 15 June 2000.

c Options granted in the year.

d Date of expiry is seven years from date exercisable, with the exception of the 98.3p, 117.7p, 151.7p and 160.3p options which expire four years from date exercisable.

TABLE 5 Share options held by Directors and not exercised at 24 February 2001

Savings-related share option scheme (1981)

	Number of shares					Value realisable	
	As at 26 Feb 2000	Granted	Exercised	As at 24 Feb 2001	Exercise price pence	2001 £000	2000 £000
Mr T P Leahy	10,548	1,704	–	12,252	83.0-198.0	–	17
Mr D E Reid	16,218	–	–	16,218	83.0-151.0	–	7
Mr R S Ager	7,198	1,704	–	8,902	136.0-198.0	–	9
Mr P A Clarke	15,987	1,704	4,140	13,551	83.0-198.0	7	6
Mr J Gildersleeve	10,740	1,704	–	12,444	121.7-198.0	–	11
Mr A T Higginson	2,235	1,704	–	3,939	151.0-198.0	–	–
Mr T J R Mason	11,523	1,704	2,484	10,743	121.7-198.0	4	11
Mr D T Potts	20,700	1,704	20,700	1,704	198.0	35	–
Mr J M Wemms (a)	10,548	–	–	10,548	83.0-151.0	–	17

a This shows the movement of options up to the date of Mr J M Wemms' retirement on 15 June 2000.

The subscription price for the savings-related share option scheme granted during the year was 198.0p and the option matures in either 2004 (three-year scheme) or 2006 (five-year scheme). The shares relating to options exercised in the year were all retained.

Between 24 February 2001 and 9 April 2001 there have been no changes in the number of share options held by the Directors. For further details on the company share option schemes see note 25.

TABLE 6 Disclosable interests of the Directors, including family interests

	24 Feb 2001		26 Feb 2000	
	Ordinary shares	Options to acquire ordinary shares	Ordinary shares	Options to acquire ordinary shares
Mr J A Gardiner	507,268	–	496,848	–
Mr T P Leahy	1,870,876	3,459,189	1,527,914	2,659,325
Mr D E Reid	1,963,757	2,091,548	1,689,528	1,486,670
Mr R S Ager	1,338,085	1,184,006	995,063	1,187,736
Mr P A Clarke	197,832	1,000,315	103,553	729,597
Mr J Gildersleeve	1,282,598	1,801,294	1,009,829	1,282,517
Mr A T Higginson	300,227	936,751	179,595	927,177
Mr T J R Mason	811,528	1,185,072	623,396	1,051,085
Mr J W Melbourn	9,690	–	9,690	–
Baroness O'Cathain (a)	46,473	–	46,473	–
Mr G F Pimlott	27,285	–	26,724	–
Mr D T Potts	324,137	889,992	212,503	764,832
Mr J M Wemms (a)	1,197,736	679,659	983,456	679,659

a Position at retirement on 15 June 2000.

Options to acquire ordinary shares shown above comprise options under the executive share option schemes (1984), (1994), (1996) and the savings-related share option scheme (1981) (note 25).

Between 24 February 2001 and 9 April 2001 there were no changes in the number of shares held by the Directors.

The Directors are required by the Companies Act 1985 to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and the Group as at the end of the financial year and of the profit or loss for the financial year.

The Directors consider that in preparing the financial statements on pages 18 to 39 the company has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all accounting standards which they consider to be applicable have been followed.

The Directors have responsibility for ensuring that the company keeps accounting records which disclose, with reasonable accuracy, the financial position of the company and which enable them to ensure that the financial statements comply with the Companies Act 1985.

The Directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF TESCO PLC

[illegible]e audited the financial statements which comprise the profit and loss account, the balance sheet, the cash flow statement, the statement of total recognised gains and losses and the related notes, including the information on Directors' emoluments and share details included within tables one to five, in the remuneration report on pages 13 to 16, which have been prepared under the historical cost convention and the accounting policies set out in the statement of accounting policies on pages 22 and 23.

Respective responsibilities of Directors and auditors

The Directors' responsibilities for preparing the annual report and the financial statements, in accordance with applicable United Kingdom law and accounting standards, are set out in the statement of Directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards issued by the Auditing Practices Board [illegible] the Listing Rules of the Financial Services Authority.

[illegible]e report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the United Kingdom Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding Directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Directors' report, the Chairman's statement, the operating and financial review, the corporate governance statement and the report of the Directors on remuneration.

We review whether the corporate governance statement reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the company's or Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the company and the Group at 24 February 2001 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PRICEWATERHOUSECOOPERS PricewaterhouseCoopers

Chartered Accountants and Registered Auditors
London 9 April 2001

GROUP PROFIT AND LOSS ACCOUNT

	note	2001 £m	2000 £m
Sales at net selling prices	1	22,773	20,358
Value added tax		(1,785)	(1,562)
Turnover excluding value added tax	1/2	20,988	18,796
Operating expenses			
– Normal operating expenses		(19,770)	(17,712)
– Employee profit-sharing	3	(44)	(41)
– Integration costs	2	–	(6)
– Goodwill amortisation	11	(8)	(7)
Operating profit	1/2	1,166	1,030
Share of operating profit of joint ventures		21	11
Net loss on disposal of fixed assets		(8)	(9)
Profit on ordinary activities before interest and taxation		1,179	1,032
Net interest payable	7	(125)	(99)
Profit on ordinary activities before taxation	4	1,054	933
Profit before integration costs, net loss on disposal of fixed assets and goodwill amortisation		1,070	955
Integration costs		–	(6)
Net loss on disposal of fixed assets		(8)	(9)
Goodwill amortisation		(8)	(7)
Tax on profit on ordinary activities	8	(288)	(259)
Profit on ordinary activities after taxation		766	674
Minority interests		1	–
Profit for the financial year		767	674
Dividends	9	(340)	(302)
Retained profit for the financial year	24	427	372

		Pence	Pence
Earnings per share	10	11.29	10.07
Adjusted for integration costs after taxation		–	0.06
Adjusted for net loss on disposal of fixed assets after taxation		0.12	0.13
Adjusted for goodwill amortisation		0.12	0.10
Adjusted earnings per share	10	11.53	10.36
Diluted earnings per share	10	11.07	9.89
Adjusted for integration costs after taxation		–	0.06
Adjusted for net loss on disposal of fixed assets after taxation		0.12	0.13
Adjusted for goodwill amortisation		0.12	0.10
Adjusted diluted earnings per share	10	11.31	10.18
Dividend per share	9	4.98	4.48
Dividend cover (times)		2.27	2.27

Accounting policies and notes forming part of these financial statements are on pages 22 to 39.

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

52 weeks ended 24 February 2001

	Group		Company	
	2001 £m	2000 £m	2001 £m	2000 £m
Profit for the financial year	767	674	66	42
Loss on foreign currency net investments	(2)	(36)	(4)	(3)
Total recognised gains and losses relating to the financial year	765	638	62	39

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

52 weeks ended 24 February 2001

	Group		Company	
	2001 £m	2000 £m	2001 £m	2000 £m
Profit for the financial year	767	674	66	42
Dividends	(340)	(302)	(340)	(302)
	427	372	(274)	(260)
Loss on foreign currency net investments	(2)	(36)	(4)	(3)
New share capital subscribed less expenses	110	30	174	54
Payment of dividends by shares in lieu of cash	52	21	52	21
Net addition/(reduction) to shareholders' funds	587	387	(52)	(188)
Opening shareholders' funds	4,769	4,382	2,511	2,699
Closing shareholders' funds	5,356	4,769	2,459	2,511

Accounting policies and notes forming part of these financial statements are on pages 22 to 39.

BALANCE SHEETS

24 February 2001

		Group		Company	
	note	2001 £m	2000 £m	2001 £m	2000 £m
Fixed assets					
Intangible assets	11	154	136	–	–
Tangible assets	12	9,580	8,140	–	–
Investments	13	101	79	5,774	5,200
Investments in joint ventures	13	203	172	146	124
		10,038	8,527	5,920	5,324
Current assets					
Stocks	14	838	744	–	–
Debtors	15	322	252	874	1,183
Investments	16	255	258	2	21
Cash at bank and in hand		279	88	–	–
		1,694	1,342	876	1,204
Creditors: falling due within one year	17	(4,389)	(3,487)	(2,518)	(2,525)
Net current liabilities		(2,695)	(2,145)	(1,642)	(1,321)
Total assets less current liabilities		7,343	6,382	4,278	4,003
Creditors: falling due after more than one year	18	(1,927)	(1,565)	(1,819)	(1,492)
Provisions for liabilities and charges	21	(24)	(19)	–	–
Total net assets		5,392	4,798	2,459	2,511
Capital and reserves					
Called up share capital	23	347	341	347	341
Share premium account	24	1,870	1,650	1,870	1,650
Other reserves	24	40	40	–	–
Profit and loss account	24	3,099	2,738	242	520
Equity shareholders' funds		5,356	4,769	2,459	2,511
Minority interests		36	29	–	–
Total capital employed		5,392	4,798	2,459	2,511

Accounting policies and notes forming part of these financial statements are on pages 22 to 39.

Terry Leahy
Andrew Higginson
Directors

Financial statements approved by the Board on 9 April 2001.

GROUP CASH FLOW STATEMENT

	note	2001 £m	2000 £m
Net cash inflow from operating activities	31	1,937	1,513
Returns on investments and servicing of finance			
Interest received		49	58
Interest paid		(206)	(188)
Interest element of finance lease rental payments		(4)	(1)
Net cash outflow from returns on investments and servicing of finance		(161)	(131)
Taxation			
Corporation tax paid		(272)	(213)
Capital expenditure and financial investment			
Payments to acquire tangible fixed assets		(1,953)	(1,296)
Receipts from sale of tangible fixed assets		43	85
Purchase of own shares		(58)	(18)
Net cash outflow from capital expenditure and financial investment		(1,968)	(1,229)
[illegible]sitions and disposals			
[illegible]nase of subsidiary undertakings		(41)	(61)
(Invested in)/received from joint ventures		(35)	62
Net cash (outflow)/inflow from acquisitions and disposals		(76)	1
Equity dividends paid		(254)	(262)
Cash outflow before use of liquid resources and financing		(794)	(321)
Management of liquid resources			
Increase in short-term deposits		–	(68)
Financing			
Ordinary shares issued for cash		88	20
Increase in other loans		928	322
New finance leases		13	29
Capital element of finance leases repaid		(46)	(20)
Net cash inflow from financing		983	351
Increase/(decrease) in cash		189	(38)
Reconciliation of net cash flow to movement in net debt			
[illegible]ase/(decrease) in cash		189	(38)
[illegible] inflow from increase in debt and lease financing		(895)	(331)
Cash used to increase liquid resources		–	68
Amortisation of 4% unsecured deep discount loan stock and RPI bond		(7)	(4)
Other non-cash movements		(8)	(30)
Foreign exchange differences		(23)	(5)
Increase in net debt		(744)	(340)
Opening net debt	32	(2,060)	(1,720)
Closing net debt	32	(2,804)	(2,060)

Accounting policies and notes forming part of these financial statements are on pages 22 to 39.

ACCOUNTING POLICIES

Basis of financial statements

These financial statements have been prepared under the historical cost convention, in accordance with applicable accounting standards and the Companies Act 1985.

The Group has adopted Financial Reporting Standard 18, 'Accounting Policies', during the year.

Basis of consolidation

The Group profit and loss account and balance sheet consist of the financial statements of the parent company, its subsidiary undertakings and the Group's share of interests in joint ventures. The accounts of the parent company's subsidiary undertakings are prepared to dates around 24 February 2001 apart from Global T.H., Tesco Polska Sp. z o.o., Tesco Stores ČR a.s., Tesco Stores SR a.s., Samsung Tesco Co. Limited, Tesco Taiwan Co. Limited and Ek-Chai Distribution System Co. Ltd which prepared accounts to 31 December 2000. In the opinion of the Directors it is necessary for the above named subsidiaries to prepare accounts to a date earlier than the rest of the Group to enable the timely publication of the Group financial statements.

The Group's interests in joint ventures are accounted for using the gross equity method. As a result of a change in its financial year end, the share of interests of joint ventures for the year to 24 February 2001 includes the results of the Tesco Personal Finance Group for the ten months to 31 December 2000.

Stocks

Stocks comprise goods held for resale and properties held for, or in the course of, development and are valued at the lower of cost and net realisable value. Stocks in stores are calculated at retail prices and reduced by appropriate margins to the lower of cost and net realisable value.

Money market deposits

Money market deposits are stated at cost. All income from these investments is included in the profit and loss account as interest receivable and similar income.

Fixed assets and depreciation

Fixed assets are carried at cost and include amounts in respect of interest paid on funds specifically related to the financing of assets in the course of construction.

Depreciation is provided on a straight-line basis over the anticipated useful economic lives of the assets. Following a review of the useful economic lives and the residual values of a number of classes of tangible fixed assets, these have been revised.

The principal changes have been to:

- Increase the period over which land premia is amortised from 25 years to 40 years.
- Provide additional depreciation where a decision has been made to replace a store, to write it down to its net realiseable value over its remaining useful economic life.

The net effect of these changes has not materially impacted the results for the year.

The following rates applied for the year ended 24 February 2001:

- Land premia paid in excess of the alternative use value – at 2.5% of cost.
- Freehold and leasehold buildings with greater than 40 years unexpired – at 2.5% of cost.
- Leasehold properties with less than 40 years unexpired are amortised by equal annual instalments over the unexpired period of the lease.
- Plant, equipment, fixtures and fittings and motor vehicles – at rates varying from 10% to 33%.

Goodwill

Goodwill arising from transactions entered into after 1 March 1998 is capitalised and amortised on a straight-line basis over its useful economic life, up to a maximum of 20 years.

All goodwill from transactions entered into prior to 1 March 1998 has been written off to reserves.

Impairment of fixed assets and goodwill

Fixed assets and goodwill are subject to review for impairment in accordance with Financial Reporting Standard 11, 'Impairment of Fixed Assets and Goodwill'. Any impairment is recognised in the profit and loss account in the year in which it occurs.

Leasing

Plant, equipment and fixtures and fittings which are the subject of finance leases are dealt with in the financial statements as tangible assets and equivalent liabilities at what would otherwise have been the cost of outright purchase.

Rentals are apportioned between reductions of the respective liabilities and finance charges, the latter being calculated by reference to the rates of interest implicit in the leases. The finance charges are dealt with under interest payable in the profit and loss account.

Leased assets are depreciated in accordance with the depreciation accounting policy over the anticipated working lives of the assets which generally correspond to the primary rental periods. The cost of operating leases in respect of land and buildings and other assets is expensed as incurred.

Deferred tax

D[illegible]d taxation is provided on accelerated capital allowances and other timing differences, only to the extent that it is probable that a liability will crystallise.

Pensions

The expected cost of pensions in respect of the Group's defined benefit pension schemes is charged to the profit and loss account over the working lifetimes of employees in the schemes. Actuarial surpluses and deficits are spread over the expected remaining working lifetimes of employees.

Post-retirement benefits other than pensions

The cost of providing other post-retirement benefits, which comprise private healthcare, is charged to the profit and loss account so as to spread the cost over the service lives of relevant employees in accordance with the advice of qualified actuaries. Actuarial surpluses and deficits are spread over the expected remaining working lifetimes of relevant employees.

Foreign currencies

Assets and liabilities in foreign currencies are translated into sterling at the financial year end exchange rates. Profits and losses of overseas subsidiaries are translated into sterling at average rates of exchange. Gains and losses arising on the translation of the net assets of overseas subsidiaries, less exchange differences arising on matched foreign currency borrowings, are taken to reserves and disclosed in the statement of total recognised gains and losses. Gains and losses on instruments used for hedging are recognised in the profit and loss account when the exposure that is being hedged is itself recognised.

Financial instruments

Derivative instruments utilised by the Group are interest rate swaps and caps, forward start interest rate swaps, cross currency swaps, forward rate agreements and forward exchange contracts and options. Termination payments made or received in respect of derivatives are spread over the life of the underlying exposure in cases where the underlying exposure continues to exist. Where the underlying exposure ceases to exist, any termination payments are taken to the profit and loss account.

Interest differentials on derivative instruments are recognised by adjusting net interest payable. Premia or discounts on derivative instruments are amortised over the shorter of the life of the instrument or the underlying exposure.

Currency swap agreements and forward exchange contracts are valued at closing rates of exchange. Resulting gains or losses are offset against foreign exchange gains or losses on the related borrowings or, where the instrument is used to hedge a committed future transaction, are deferred until the transaction occurs or is extinguished.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 Segmental analysis of sales, turnover, profit and net assets

The Group's operations of retailing and associated activities and property development are carried out in the UK, Republic of Ireland, France, Hungary, Poland, Czech Republic, Slovakia, Thailand, South Korea, and Taiwan. The results for Thailand, South Korea, Taiwan and continental European operations are for the year ended 31 December 2000.

	2001				2000			
	Sales including VAT £m	Turnover excluding VAT £m	Profit £m	Assets £m	Sales including VAT £m	Turnover excluding VAT £m	Profit £m	Assets £m
Continuing operations								
Retailing – UK	19,880	18,368	1,100	6,696	18,331	16,955	993	5,685
Property development	4	4	–	24	3	3	–	28
Total UK	19,884	18,372	1,100	6,720	18,334	16,958	993	5,713
Retailing – Rest of Europe	1,970	1,756	70	937	1,527	1,374	51	771
Retailing – Asia	919	860	4	539	497	464	(1)	374
	22,773	20,988	1,174		20,358	18,796	1,043	
Integration costs			–				(6)	
Goodwill amortisation			(8)				(7)	
Operating profit			1,166				1,030	
Share of operating profit from joint ventures			21				11	
Net loss on disposal of fixed assets			(8)				(9)	
Net interest payable			(125)				(99)	
Profit on ordinary activities before taxation			1,054				933	
Operating margin (prior to integration costs and goodwill amortisation)			5.6%				5.5%	
Capital employed				8,196				6,858
Net debt (note 19)				(2,804)				(2,060)
Net assets				5,392				4,798

The analysis of capital employed by geographical area is calculated on net assets excluding net debt. Inter-segmental turnover between the geographical areas of business is not material. Turnover is disclosed by origin. There is no material difference in turnover by destination.

The Group's share of sales in the joint ventures which is not included in the numbers above is £108m (2000 – £74m).

NOTE 2 Analysis of operating profit

	2001			2000		
	Continuing operations £m	Acquisitions £m	Total £m	Continuing operations £m	Acquisitions £m	Total £m
Turnover excluding VAT	20,988	–	20,988	18,666	130	18,796
Cost of sales	(19,400)	–	(19,400)	(17,242)	(123)	(17,365)
Gross profit	1,588	–	1,588	1,424	7	1,431
Administration expenses	(422)	–	(422)	(394)	(7)	(401)
Operating profit	1,166	–	1,166	1,030	–	1,030

Cost of sales includes distribution costs and store operating costs. Integration costs, goodwill amortisation and employee profit-sharing are included within administration expenses.

The charge made for integration costs relating to our Irish businesses is nil (2000 – £6m).

NOTE 3 Employee profit-sharing

This represents the amount allocated to the trustees of the profit-sharing scheme and is based on the UK profit after interest, before net l[illegible] disposal of fixed assets and taxation.

NOTE 4 Profit on ordinary activities before taxation

	2001 £m	2000 £m
Profit on ordinary activities is stated after charging the following:		
Depreciation	468	428
Goodwill amortisation	8	7
Operating lease costs (a)	177	158
Auditors' remuneration (b)	1	1
Employment costs (note 5)	2,047	1,865

a Operating lease costs include £34m for hire of plant and machinery (2000 – £37m).

b *Auditors' remuneration amounted to £0.8m (2000 – £0.8m) and includes £0.1m (2000 – £0.1m) for the company.* The auditors also received £0.9m (2000 – £3.6m) in respect of non-audit services of which £0.4m (2000 – £2.0m) related to overseas operations. These fees were principally in respect of acquisitions, taxation advice and systems implementation and training.

[illegible] 5 Employment costs

	2001 £m	2000 £m
Employment costs during the year		
Wages and salaries	1,831	1,677
Social security costs	118	106
Other pension costs (note 26)	98	82
	2,047	1,865

Number of persons employed

The average number of employees per week during the year was: UK 177,527 (2000 – 169,500), Rest of Europe 31,334 (2000 – 24,665), Asia 16,527 (2000 – 11,051) and the average number of full-time equivalents was: UK 113,998 (2000 – 108,409), Rest of Europe 26,376 (2000 – 18,573) and Asia 11,836 (2000 – 7,914).

NOTE 6 Directors' emoluments and interests

Details of Directors' emoluments and interests are given in the report of the Directors on remuneration on pages 12 to 16.

NOTE 7 Net interest payable

	2001		2000	
	£m	£m	£m	£m
Interest receivable and similar income on money market investments and deposits		61		56
Less interest payable on:				
Short-term bank loans and overdrafts repayable within five years	(101)		(73)	
Finance charges payable on finance leases	(6)		(7)	
4% unsecured deep discount loan stock 2006 (a)	(9)		(9)	
RPI bond 2016 (b)	(7)		–	
10⅜% bonds 2002	(21)		(21)	
8¾% bonds 2003	(17)		(17)	
7½% bonds 2007	(24)		(25)	
5⅛% bonds 2009	(18)		(19)	
6⅝% bonds 2010	(4)		–	
6% bonds 2029	(12)		(2)	
Medium term notes	(1)		(15)	
Interest capitalised	52		41	
Share of interest of joint ventures	(18)		(8)	
		(186)		(155)
		(125)		(99)

a Interest payable on the 4% unsecured deep discount loan stock 2006 includes £4m (2000 – £4m) of discount amortisation.

b Interest payable on the RPI bond includes £3m (2000 – nil) of RPI related amortisation.

NOTE 8 Taxation

	2001 £m	2000 £m
UK taxation:		
Corporation tax at 30.0% (2000 – 30.1%)	314	287
Share of joint ventures	1	–
Prior year items	(42)	(40)
Deferred taxation (note 21) – current year	4	(1)
– prior year	(1)	–
	276	246
Overseas taxation:		
Corporation tax	10	10
Deferred taxation (note 21)	2	3
	288	259

NOTE 9 Dividends

	2001 Pence per share	2000 Pence per share	2001 £m	2000 £m
Declared interim	1.48	1.34	101	90
Proposed final	3.50	3.14	239	212
	4.98	4.48	340	302

NOTE 10 **Earnings per share and diluted earnings per share**

Earnings per share and diluted earnings per share have been calculated in accordance with Financial Reporting Standard 14,'Earnings per Share'. The standard requires that earnings should be based on the net profit attributable to ordinary shareholders. The calculation for earnings, including and excluding integration costs, net loss on disposal of fixed assets and goodwill amortisation, is based on the profit for the financial year of £767m (2000 – £674m).

For the purposes of calculating earnings per share, the number of shares is the weighted average number of ordinary shares in issue during the year of 6,792 million (2000 – 6,693 million).

The calculation for diluted earnings per share uses the weighted average number of ordinary shares in issue adjusted by the effects of all dilutive potential ordinary shares. The dilution effect is calculated on the full exercise of all ordinary share options granted by the Group, including performance based options which the Group consider to have been earned. The calculation compares the difference between the exercise price of exercisable ordinary share options, weighted for the period over which they were outstanding, with the average daily mid-market closing price over the period.

	2001 million	2000 million
Weighted average number of dilutive share options	134	124
Weighted average number of shares in issue in the period	6,792	6,693
Total number of shares for calculating diluted earnings per share	6,926	6,817

NOTE 11 Intangible fixed assets

	Goodwill £m
Cost	
At 26 February 2000	148
Additions at cost (a)	26
At 24 February 2001	174
Amortisation	
At 26 February 2000	12
Charge for the period	8
At 24 February 2001	20
Net carrying value	
At 24 February 2001	154
At 26 February 2000	136

a Goodwill arising from additional investment in our Thailand business has been capitalised and amortised over 20 years in accordance with the provisions of Financial Reporting Standard 10,'Goodwill and Intangible Assets'.

Goodwill arising from the transactions involving DunnHumby Associates Limited and iVillage UK Limited have been capitalised and amortised over 20 years in accordance with the provisions of Financial Reporting Standard 9, 'Associates and Joint Ventures' and Financial Reporting Standard 10,'Goodwill and Intangible Assets' and is included in fixed asset investment additions (note 13).

NOTE 12 Tangible fixed assets

	Land and buildings £m	Plant equipment fixtures and fittings and vehicles £m	Total £m
Cost			
At 26 February 2000	8,005	2,808	10,813
Currency translation	17	8	25
Additions at cost (a)	1,509	435	1,944
	9,531	3,251	12,782
Disposals	(60)	(39)	(99)
At 24 February 2001	9,471	3,212	12,683
Depreciation			
At 26 February 2000	1,036	1,637	2,673
Currency translation	1	2	3
Charge for period	202	266	468
	1,239	1,905	3,144
Disposals	(9)	(32)	(41)
At 24 February 2001	1,230	1,873	3,103
Net book value (b) (c)			
At 24 February 2001	8,241	1,339	9,580
At 26 February 2000	6,969	1,171	8,140
Capital work in progress included above (d)			
At 24 February 2001	301	29	330
At 26 February 2000	189	49	238

a Includes £52m in respect of interest capitalised principally relating to land and building assets. The capitalisation rate used to determine the amount of finance costs capitalised during the period was 7.0%.

b Net book value includes capitalised interest at 24 February 2001 of £354m (2000 – £319m).

Plant, equipment, fixtures and fittings and vehicles subject to finance leases included in net book value are:

	Cost £m	Depreciation £m	Net book value £m
At 26 February 2000	276	227	49
Movement in the period	39	39	–
At 24 February 2001	315	266	49

c The net book value of land and buildings comprises:

	2001 £m	2000 £m
Freehold	7,200	6,022
Long leasehold – 50 years or more	586	553
Short leasehold – less than 50 years	455	394
At 24 February 2001	8,241	6,969

d Capital work in progress does not include land.

NOTE 13 Fixed asset investments

	Group				Company
	Joint ventures (b) £m	Own shares (c) £m	Share in Group undertakings (a) £m	Loans to Group undertakings £m	Joint ventures (b) £m
At 26 February 2000	172	79	2,200	3,000	124
Additions	52	70	574	–	36
Share of profit of joint ventures	1	–	–	–	–
Disposals	(22)	(48)	–	–	(14)
At 24 February 2001	203	101	2,774	3,000	146

a The company's principal operating subsidiary undertakings are:

	Business	Share of equity capital	Country of incorporation
Tesco Stores Limited	Retail	100%	Registered in England
Tesco Property Holdings Limited	Property Investment	100%	Registered in England
Tesco Insurance Limited	Insurance	100%	Guernsey
Te[illegible]o Distribution Limited	Distribution	100%	Registered in England
[illegible] Hill Properties Limited	Property Development	100%	Registered in England
Tesco Ireland Limited	Retail	100%	Republic of Ireland
Global T.H.	Retail	99%	Hungary
Tesco Polska Sp. z o.o.	Retail	100%	Poland
Tesco Stores ČR a.s.	Retail	100%	Czech Republic
Tesco Stores SR a.s.	Retail	100%	Slovakia
Samsung Tesco Co. Limited	Retail	81%	South Korea
Ek-Chai Distribution System Co. Ltd	Retail	99%	Thailand
Tesco Taiwan Co. Limited	Retail	100%	Taiwan, Republic of China
Tesco Stores Hong Kong Limited	Purchasing	100%	Hong Kong

All principal subsidiary undertakings, none of which are owned directly by Tesco PLC, operate in their country of incorporation.

b The Group's joint ventures are:

	Business	Share of issued share capital, loan capital and debt securities	Country of incorporation and principal country of operation
Shopping Centres Limited	Property Investment	50%	Registered in England
BLT Properties Limited	Property Investment	50%	Registered in England
Te[illegible] BL Holdings Limited	Property Investment	50%	Registered in England
[illegible] British Land Property Partnership	Property Investment	50%	Registered in England
Tesco Personal Finance Group Limited	Personal Finance	50%	Registered in Scotland
Tesco Home Shopping Limited	Mail Order Retail	60%	Registered in England
iVillage UK Limited	Internet	50%	Registered in England
DunnHumby Associates Limited	Data Analysts	53%	Registered in England

The Group's share of gross assets and gross liabilities of the joint ventures is disclosed below:

	2001 £m	2000 £m
Gross assets	1,283	958
Gross liabilities	(1,094)	(786)
	189	172

c The investment in own shares represents 70 million 5p ordinary shares in Tesco PLC with a weighted average value of £1.44 each. These shares are held by a qualifying employee share trust (QUEST) in order to satisfy options under savings-related share option schemes which become exercisable over the next few years. The carrying value of £101m (market value £190m) represents the exercise amount receivable in respect of these shares subscribed for by the QUEST at market value. Funding is provided to the QUEST by Tesco Stores Limited, the company's principal operating subsidiary. The QUEST has waived its rights to dividends on these shares.

NOTE 13 Fixed asset investments continued

	2001 £m	2000 £m
The net (borrowings)/funds of the joint ventures, as at 24 February 2001, were as follows:		
Cash and deposits	1,795	1,445
Debenture stock – repayable 2001	–	(40)
Term bank loan – repayable 2003	(135)	(135)
Other loans	(1,953)	(1,225)
	(293)	45

There is no recourse to Group companies in respect of the borrowings of the joint ventures, apart from £12m (2000 – £16m) which has been guaranteed by Tesco PLC (note 29).

Details of transactions and balances with the joint ventures are set out in note 30.

NOTE 14 Stocks

	Group		Company	
	2001 £m	2000 £m	2001 £m	2000 £m
Goods held for resale	814	636	–	–
Development property	24	108	–	–
	838	744	–	–

Additions to development property include nil (2000 – £1m) of interest capitalised. Property disposed of included £1m (2000 – nil) of interest capitalised. Accumulated capitalised interest at 24 February 2001 was £5m (2000 – £6m).

NOTE 15 Debtors

	Group		Company	
	2001 £m	2000 £m	2001 £m	2000 £m
Amounts owed by Group undertakings	–	–	376	705
Prepayments and accrued income	18	37	419	419
Other debtors	261	178	34	22
Amounts owed by undertakings in which the company has a participating interest	43	37	45	37
	322	252	874	1,183

NOTE 16 Investments

	Group		Company	
	2001 £m	2000 £m	2001 £m	2000 £m
Money market deposits	253	256	–	19
Bonds and certificates of deposit (market value £2m, 2000 – £2m)	2	2	2	2
	255	258	2	21

NOTE 17 Creditors falling due within one year

	Group		Company	
	2001 £m	2000 £m	2001 £m	2000 £m
Bank loans and overdrafts (a) (b)	1,389	832	1,312	1,327
Trade creditors	1,538	1,248	–	–
Amounts owed to Group undertakings	–	–	876	905
Other creditors	627	603	55	19
Corporation tax	292	282	26	33
Other taxation and social security	114	78	–	1
Accruals and deferred income (c)	159	217	3	28
Finance leases (note 22)	24	15	–	–
Dividends	246	212	246	212
	4,389	3,487	2,518	2,525

a Bank deposits at subsidiary undertakings of £847m (2000 – £746m) have been offset against borrowings in the parent company under a legal right of set-off.

b Includes £12m (2000 – £11m) secured on various properties.

c [illegible] of £45m, realised in a prior year, on terminated interest rate swaps is being spread over the life of replacement swaps entered into at the same time for similar [illegible]us. Accruals and deferred income include £5m (2000 – £6m) attributable to these realised gains with £2m (2000 – £6m) being included in other creditors falling due after more than one year (note 18).

NOTE 18 Creditors falling due after more than one year

	Group		Company	
	2001 £m	2000 £m	2001 £m	2000 £m
4% unsecured deep discount loan stock 2006 (a)	94	90	94	90
Finance leases (note 22)	17	51	–	–
10⅜% bonds 2002 (b)	–	200	–	200
8¾% bonds 2003 (c)	200	200	200	200
7½% bonds 2007 (d)	325	325	325	325
5⅛% bonds 2009 (e)	350	350	350	350
6⅝% bonds 2010 (f)	150	–	150	–
4% RPI bonds 2016 (g)	203	–	203	–
6% bonds 2029 (h)	200	200	200	200
Medium term notes (i)	60	127	60	127
O[illegible]ans (j)	326	16	237	–
	1,925	1,559	1,819	1,492
Accruals and deferred income (note 17)	2	6	–	–
	1,927	1,565	1,819	1,492

a The 4% unsecured deep discount loan stock is redeemable at a par value of £125m in 2006.

b The 10⅜% bonds are redeemable at a par value of £200m in 2002.

c The 8¾% bonds are redeemable at a par value of £200m in 2003.

d The 7½% bonds are redeemable at a par value of £325m in 2007.

e The 5⅛% bonds are redeemable at a par value of £350m in 2009.

f The 6⅝% bonds are redeemable at a par value of £150m in 2010.

g The 4% RPI bonds are redeemable at a par value of £200m, indexed for increases in the RPI over the life of the bond, in 2016.

h The 6% bonds are redeemable at a par value of £200m in 2029.

i The medium term notes are of various maturities and include foreign currency and sterling denominated notes swapped into floating rate sterling.

j Secured on various properties.

NOTE 19 Net debt

		Group		Company	
		2001 £m	2000 £m	2001 £m	2000 £m
Due within one year:	Bank and other loans	1,389	832	1,312	1,327
	Finance leases	24	15	–	–
Due within one to two years:	Bank and other loans	207	266	207	127
	Finance leases	11	13	–	–
Due within two to five years:	Bank and other loans	284	272	284	272
	Finance leases	6	11	–	–
Due wholly or in part by instalments after five years:	Finance leases	–	27	–	–
Due otherwise than by instalments after five years:	Bank and other loans	1,417	970	1,328	1,093
Gross debt		3,338	2,406	3,131	2,819
Less: Cash at bank and in hand		279	88	–	–
Money market investments and deposits		255	258	2	21
Net debt		2,804	2,060	3,129	2,798

NOTE 20 Financial instruments

An explanation of the objectives and policies for holding and issuing financial instruments is set out in the operating and financial review on pages 2 to 6. Other than where they have been included in the currency risk disclosures, short-term debtors and creditors have been excluded from the following analysis.

Analysis of interest rate exposure and currency of financial liabilities

The interest rate exposure and currency profile of the financial liabilities of the Group at 24 February 2001 after taking into account the effect of interest rate and currency swaps were:

	Floating rate liabilities £m	Fixed rate liabilities £m	2001 Total £m	Floating rate liabilities £m	Fixed rate liabilities £m	2000 Total £m
Currency						
Sterling	1,311	1,159	2,470	1,186	512	1,698
Euro	16	152	168	104	147	251
Thai baht	323	–	323	235	–	235
Other	377	–	377	222	–	222
Gross liabilities	2,027	1,311	3,338	1,747	659	2,406

	Fixed rate financial liabilities			
	Weighted average interest rate 24 Feb 2001 %	2001 Weighted average time for which rate is fixed Years	Weighted average interest rate 26 Feb 2000 %	2000 Weighted average time for which rate is fixed Years
Currency				
Sterling	6.5	9	6.7	15
Euro	5.7	2	5.8	3
Weighted average	6.5	9	6.7	12

Floating rate liabilities bear interest at rates based on relevant LIBOR equivalents. The interest rate profile of the Group has been further managed by the purchase of interest rate caps with an aggregate notional principal of £100m (2000 – £100m), an average strike price of 8.3% and a one and a half year maturity. The current value of these contracts, if realised, is nil (2000 – nil). Additionally, forward start interest rate swaps were outstanding at the year end, fixing the interest cost at 6.3% on £385m of debt for four years from October 2001 and on £300m for three years from October 2002 (2000 – nil). Retail Price Index linked funding of £200m, maturing 2016, was issued during the year and has been classified as fixed rate debt. The interest rate payable on this debt is 4.0% and the principal is linked to the Retail Price Index.

NOTE 20 Financial instruments continued

Analysis of interest rate exposure and currency of financial assets

The interest rate exposure and currency profile of the financial assets of the Group at 24 February 2001 were:

	Cash at bank and in hand £m	Short-term deposits £m	Other £m	2001 Total £m	Cash at bank and in hand £m	Short-term deposits £m	Other £m	2000 Total £m
Sterling	94	22	43	159	–	75	37	112
Other	185	233	–	418	88	183	–	271
Total financial assets	279	255	43	577	88	258	37	383

Other financial assets are in respect of amounts owed by undertakings in which the company has a participating interest, which attract a rate of interest of 6.7% (2000 – 6.7%). Surplus funds are invested in accordance with approved limits on security and liquidity and bear rates of interest based on relevant LIBOR equivalents. Cash at bank and in hand includes non-interest bearing cash and cash in transit.

Borrowing facilities

The Group has the following undrawn committed facilities available at 24 February 2001 in respect of which all conditions precedent had been met at that date:

	2001 £m	2000 £m
Expiring within one year	–	110
Expiring between one and two years	330	55
Expiring in more than two years	550	600
	880	765

All facilities incur commitment fees at market rates and would provide funding at floating rates.

Currency exposures

Within the Group, the principal differences on exchange arising which are taken to the profit and loss account relate to purchases made by Group companies in currencies other than their reporting currencies. After taking account of local forward currency purchases used to hedge these transactions, there were no significant balances on these exposures at year end. Also, rolling hedges of up to 18 months duration are maintained against the value of investments in, and long-term intercompany loans to, overseas subsidiaries and, to the extent permitted in SSAP20, differences on exchange are taken to the statement of total recognised gains and losses.

Fair values of financial assets and financial liabilities

	2001		2000	
	Book value £m	Fair value £m	Book value £m	Fair value £m
financial instruments held or issued to finance the Group's operations:				
Short-term borrowings	(1,413)	(1,420)	(847)	(847)
Long-term borrowings	(1,925)	(1,974)	(1,559)	(1,563)
Short-term deposits	255	255	258	258
Cash at bank and in hand	279	279	88	88
Derivative financial instruments held to manage the interest rate and currency profile:				
Interest rate swaps and similar instruments	–	12	–	4
Forward foreign currency contracts	(12)	(18)	(9)	(9)
Swap profit crystallisation	(7)	(7)	(12)	(12)
	(2,823)	(2,873)	(2,081)	(2,081)

Other significant financial instruments outstanding at the year end are £220m (2000 – £44m) nominal value forward foreign exchange contracts hedging the cost of foreign currency denominated purchases. On a mark-to-market basis, these contracts show a loss of £6m (2000 – nil). The remaining £12m (2000 – £9m) relates to losses on forward foreign currency contracts hedging investments in overseas subsidiaries. In accordance with SSAP20 these differences on exchange are taken to the statement of total recognised gains and losses. The fair values of the interest rate swaps, forward foreign currency contracts and long-term sterling denominated fixed rate debt have been determined by reference to prices available from the markets on which the instruments are traded. The fair values of all other items have been calculated by discounting expected future cash flows at prevailing interest rates.

NOTE 20 Financial instruments continued

Hedges

As explained in the operating and financial review on pages 2 to 6, the Group hedges exposures to interest rate and currency risk. The table below shows the amount of such gains and losses which have been included in the profit and loss account for the year and those gains and losses which are expected to be included in next year's or later profit and loss accounts.

All the gains and losses on the hedging instruments are expected to be matched by losses and gains on the hedged transactions or positions.

	Unrecognised		Total net	Deferred		Total net
	Gains £m	Losses £m	gains/(losses) £m	Gains £m	Losses £m	gains/(losses) £m
At 26 February 2000	14	(10)	4	12	–	12
Arising in previous years and recognised in the year ended 24 February 2001	(3)	2	(1)	(5)	–	(5)
Arising in the period to be recognised in future years	30	(27)	3	–	–	–
At 24 February 2001	41	(35)	6	7	–	7
Expected to be recognised in the year ended 23 February 2002	(10)	12	2	(5)	–	(5)

NOTE 21 Provisions for liabilities and charges

	Deferred taxation £m
At 26 February 2000	19
Amount charged in the year	5
At 24 February 2001	24

	Amount provided		Potential amount for deferred tax on timing differences	
	2001 £m	2000 £m	2001 £m	2000 £m
Deferred taxation				
Excess capital allowances over depreciation	3	1	405	358
Capital gains deferred by rollover relief	–	–	–	(6)
Short-term timing differences	21	18	21	18
	24	19	426	370

Deferred taxation balances relate principally to short-term timing differences. Where possible, taxation on capital gains has been or will be deferred by rollover relief under the provisions of the Taxation of Chargeable Gains Act 1992.

NOTE 22 Leasing commitments

Finance leases

	£m
The future minimum finance lease payments to which the Group was committed at 24 February 2001 and which have been guaranteed by Tesco PLC are:	
Gross rental obligations	59
Less: finance charges allocated to future periods	(18)
	41

	2001 £m	2000 £m
Net amounts payable are:		
Within one year	24	15
Between one and five years	17	24
After five years	–	27
	41	66

NOTE 22 Leasing commitments continued

Operating leases

	Land and buildings		Other	
	2001 £m	2000 £m	2001 £m	2000 £m
Group commitments during the 52 weeks to 23 February 2002, in terms of lease agreements expiring, are as follows:				
Within one year	3	–	1	4
Between one and five years	12	2	23	16
After five years	131	133	9	14
	146	135	33	34

NOTE 23 Called up share capital

	Ordinary shares of 5p each	
	Number	£m
·ised at 26 February 2000	9,200,000,000	460
Authorised during the year	–	–
Authorised at 24 February 2001	9,200,000,000	460
Allotted, issued and fully paid:		
Issued at 26 February 2000	6,823,019,359	341
Scrip dividend election	22,416,148	1
Share options	86,789,696	5
Issued at 24 February 2001	6,932,225,203	347

During the year, 109.2 million shares were issued for an aggregate consideration of £227m, which comprised £52m for scrip dividend and £175m for share options.

Between 24 February 2001 and 9 April 2001, options on 3,611,573 ordinary shares and 658,897 ordinary shares have been exercised under the terms of the savings-related share option scheme (1981) and the executive share option schemes (1984, 1994 and 1996) respectively.

As at 24 February 2001 the Directors were authorised to purchase up to a maximum in aggregate of 683 million ordinary shares.

NOTE 24 Reserves

	Group		Company	
	2001 £m	2000 £m	2001 £m	2000 £m
Share premium account				
At 26 February 2000	1,650	1,577	1,650	1,577
Premium on issue of shares less costs	169	52	169	52
Scrip dividend election	51	21	51	21
At 24 February 2001	1,870	1,650	1,870	1,650
Other reserves				
At 24 February 2001 and 26 February 2000	40	40	–	–
Profit and loss account				
At 26 February 2000	2,738	2,426	520	783
Loss on foreign currency net investments	(2)	(36)	(4)	(3)
Issue of shares	(64)	(24)	–	–
Retained profit/(loss) for the financial year	427	372	(274)	(260)
At 24 February 2001	3,099	2,738	242	520

NOTE 24 Reserves continued

Other reserves comprise a merger reserve arising on the acquisition of Hillards plc in 1987.

In accordance with section 230 of the Companies Act 1985 a profit and loss account for Tesco PLC, whose result for the year is shown above, has not been presented in these accounts.

The cumulative goodwill written off against the reserves of the Group as at 24 February 2001 amounted to £718m (2000 – £718m). During the year, the qualifying share ownership trust (QUEST) subscribed for 50 million shares from the company. The amount of £64m shown above represents contributions to the QUEST from subsidiary undertakings.

NOTE 25 Share options

Company schemes

The company had six principal share option schemes in operation during the year:

i The savings-related share option scheme (1981) permits the grant to employees of options in respect of ordinary shares linked to a building society/bank save-as-you-earn contract for a term of three or five years with contributions from employees of an amount between £5 and £250 per month. Options are capable of being exercised at the end of the three and five year period at a subscription price not less than 80% of the middle market quotation of an ordinary share immediately prior to the date of grant.

ii The Irish savings-related share option scheme (2000) permits the grant to Irish employees of options in respect of ordinary shares linked to a building society/bank save-as-you-earn contract for a term of three or five years with contributions from employees of an amount between £10 and £250 per month (£IR). Options are capable of being exercised at the end of the three and five year period at a subscription price not less than 75% of the middle market quotation of an ordinary share immediately prior to the date of grant.

iii The executive share option scheme (1984) permitted the grant of options in respect of ordinary shares to selected executives. The scheme expired after ten years on 9 November 1994. Options were generally exercisable between three and ten years from the date of grant at a subscription price determined by the Board but not less than the middle market quotation within the period of 30 days prior to the date of grant. Some options have been granted at a discount of 15% of the standard option price but the option holder may take advantage of that discount only if, in accordance with investor protection ABI guidelines, certain targets related to earnings per share are achieved.

iv The executive share option scheme (1994) was adopted on 17 October 1994. The principal difference between this scheme and the previous scheme is that the exercise of options will normally be conditional upon the achievement of a specified performance target related to the annual percentage growth in earnings per share over any three year period. There will be no discounted options granted under this scheme.

v The unapproved executive share option scheme (1996) was adopted on 7 June 1996. This scheme was introduced following legislative changes which limited the number of options which could be granted under the previous scheme. As with the previous scheme, the exercise of options will normally be conditional upon the achievement of a specified performance target related to the annual percentage growth in earnings per share over any three year period. There will be no discounted options granted under this scheme.

vi The international executive share option scheme was adopted on 20 May 1994. This scheme permits the grant to selected non-UK executives of options to acquire ordinary shares on substantially the same basis as their UK counterparts. Options are normally exercisable between three and ten years from their grant at a price of not less than the average of the middle market quotations for the ordinary shares for the three dealing days immediately preceding their grant and will normally be conditional on the achievement of a specified performance target determined by the Remuneration Committee when the options are granted. There will be no discounted options granted under this scheme.

The company has granted outstanding options in connection with the six schemes as follows:

Savings-related share option scheme (1981)

Date of grant	Number of executives and employees	Shares under option 24 Feb 2001	Subscription prices (pence)
26 October 1994	6	10,053	61.7
27 October 1995	1,716	3,951,926	83.3
31 October 1996	10,819	26,875,977	83.0
30 October 1997	14,483	25,573,687	121.7
29 October 1998	46,118	57,609,785	136.0
28 October 1999	49,704	43,909,582	151.0
26 October 2000	67,307	48,322,256	198.0

NOTE 25 Share options continued

Irish savings-related share option scheme (2000)

Date of grant	Number of executives and employees	Shares under option 24 Feb 2001	Subscription prices (pence)
2 June 2000	2,107	2,108,938	163.0
26 October 2000	956	717,199	198.0

Tesco has taken advantage of the exemptions applicable to Inland Revenue approved SAYE share option schemes and equivalent overseas schemes under Urgent Issues Task Force Abstract 17 (revised 2000), 'Employee Share Schemes'.

Executive share option scheme (1984)

Date of grant	Number of executives	Shares under option 24 Feb 2001	Subscription prices (pence)
17 May 1991	1	15,000	91.3
29 May 1992	37	1,166,303	92.3
29 October 1992	1	62,211	72.3
27 May 1993	1	51,150	72.3
10 June 1994	73	1,733,271	70.0
12 August 1994	1	471,372	81.0
[illegible]ptember 1994	4	100,800	77.3

Executive share option scheme (1994)

Date of grant	Number of executives	Shares under option 24 Feb 2001	Subscription prices (pence)
27 April 1995	5	638,625	90.3
13 October 1995	155	3,557,830	104.0

Executive share option scheme (1996)

Date of grant	Number of executives	Shares under option 24 Feb 2001	Subscription prices (pence)
3 July 1996	7	1,269,204	98.3
23 September 1996	212	5,502,564	99.7
17 April 1997	427	7,637,999	117.7
7 October 1997	22	2,999,322	151.7
17 November 1997	1	34,731	160.3
21 May 1998	1,249	21,037,917	176.7
30 September 1998	31	1,421,071	164.0
28 January 1999	1,316	21,183,604	178.0
24 May 1999	8	882,044	179.4
[illegible]ember 1999	41	2,329,427	184.0
[illegible]November 1999	8	1,098,962	173.0
20 April 2000	31	2,076,119	209.5
26 June 2000	1,753	21,967,102	205.0

International executive share option scheme

Date of grant	Number of executives	Shares under option 24 Feb 2001	Subscription prices (pence)
7 October 1997	73	1,229,190	151.7
21 May 1998	270	2,613,000	176.7
28 January 1999	343	3,542,500	178.0
24 May 1999	18	520,746	179.4
26 June 2000	488	5,376,315	205.0

NOTE 26 Pension commitments

The Group operates a funded defined benefit pension scheme for full-time employees in the UK, the assets of which are held as a segregated fund and administered by trustees. The total cost of the scheme to the Group was £71m (2000 – £60m).

An independent actuary, using the projected unit method, carried out the latest actuarial assessment of the scheme at 5 April 1999. The assumptions that have the most significant effect on the results of the valuation are those relating to the rate of return on investments and the rate of increase in salaries and pensions.

The key assumptions made were:

Rate of return on investments	7.25%
Rate of increase in salaries	4.50%
Rate of increase in pensions	2.75%

At the date of the latest actuarial valuation, the market value of the scheme's assets was £1,297m and the actuarial value of these assets represented 96% of the benefits that had accrued to members, after allowing for expected future increases in earnings. The actuarial shortfall of £53m will be met via increased contributions over a period of 11 years, being the expected average remaining service lifetime of employed members.

The Group also operates a defined contribution pension scheme for part-time employees which was introduced on 6 April 1988. The assets of the scheme are held separately from those of the Group, being invested with an insurance company. The pension cost represents contributions payable by the Group to the insurance company and amounted to £20m (2000 – £19m). There were no material amounts outstanding to the insurance company at the year end.

The Group operates a number of pension schemes worldwide, most of which are defined contribution schemes. The contributions payable for non-UK schemes of £7m (2000 – £3m) have been fully expensed against profits in the current year. A defined benefit scheme operates in the Republic of Ireland. At the latest actuarial valuation carried out at 1 April 1998, the market value of the scheme's assets was £42m and the actuarial value of these assets represented 129% of the benefits that had accrued to members, after allowing for expected future increases in earnings.

NOTE 27 Post-retirement benefits other than pensions

The company operates a scheme offering post-retirement healthcare benefits. The cost of providing for these benefits has been accounted for on a basis similar to that used for defined benefit pension schemes.

The liability as at 24 February 1996 of £10m, which was determined in accordance with the advice of qualified actuaries, is being spread forward over the service lives of relevant employees and £1m (2000 – £1m) has been charged to the profit and loss account. An accrual of £5m (2000 – £4m) is being carried in the balance sheet. It is expected that payments will be tax deductible, at the company's tax rate, when made.

NOTE 28 Capital commitments

At 24 February 2001 there were commitments for capital expenditure contracted for but not provided of £725m (2000 – £303m), principally relating to the overseas store development programme.

NOTE 29 Contingent liabilities

Certain bank loans and overdraft facilities of joint ventures have been guaranteed by Tesco PLC. At 24 February 2001, the amounts outstanding on these facilities were £12m (2000 – £16m).

The company has irrevocably guaranteed the liabilities as defined in Section 5(c) of the Republic of Ireland (Amendment Act) 1986 of various subsidiary undertakings incorporated in the Republic of Ireland.

NOTE 30 Related party transactions

During the year there were no material transactions or amounts owed or owing with any of the Group's key management or members of their close family.

During the year the Group traded with its ten joint ventures: Shopping Centres Limited, BLT Properties Limited, Tesco British Land Property Partnership, Tesco BL Holdings Limited, Tesco Personal Finance Group Limited, Tesco Personal Finance Life Limited, Tesco Personal Finance Investments Limited, Tesco Home Shopping Limited, iVillage UK Limited and DunnHumby Associates Limited. The main transactions during the year were:

i Equity funding of £34m (£32m in Tesco Personal Finance Group Limited, and £2m in DunnHumby Associates Limited).

ii The Group sold a property to BLT Properties Limited for £14m and acquired a property from BLT Properties Limited for £15m.

NOTE 30 Related party transactions continued

iii The Group made rental payments of £3m (2000 – £3m), £12m (2000 – £11m), £3m (2000 – £16m) and £15m (2000 – nil) to Shopping Centres Limited, BLT Properties Limited, Tesco British Land Property Partnership and Tesco BL Holdings Limited respectively.

iv The Group has charged Tesco Personal Finance Limited (a 100% subsidiary of Tesco Personal Finance Group Limited) an amount totalling £15m (2000 – £12m) in respect of services, loan interest and assets transferred, of which £2m (2000 – £2m) was outstanding at 24 February 2001. Tesco Personal Finance Limited received fees totalling £2m (2000 – £3m) from the Group for managing certain financial products.

v The Group has charged Tesco Home Shopping Limited an amount totalling £5m (2000 – £3m) in respect of services, loan interest and assets transferred, of which nil (2000 – £1m) was outstanding at 24 February 2001. In addition, an amount of £1m relating to group relief was outstanding at 24 February 2001 (2000 – nil).

vi The Group has charged BLT Properties Limited an amount totalling £1m in respect of services, loan interest and assets transferred.

vii DunnHumby Associates Limited has made sales to the Group totalling £1m, and has loaned the Group £2m.

viii The Group made loans totalling £5m to Tesco Home Shopping Limited. A loan of £10m to Shopping Centres Limited has been repaid to the Group.

NOTE 31 Reconciliation of operating profit to net cash inflow from operating activities

	2001 £m	2000 £m
Operating profit	1,166	1,030
Depreciation and goodwill amortisation	476	435
Increase in goods held for resale	(174)	(47)
Decrease/(increase) in development property	82	(40)
Increase in debtors	(72)	(45)
Increase in trade creditors	287	156
Increase in other creditors	172	24
Decrease in working capital (a)	295	48
Net cash inflow from operating activities	1,937	1,513

a The decrease in working capital includes the impact of translating foreign currency working capital movements at average exchange rates rather than year end exchange rates.

NOTE 32 Analysis of changes in net debt

	At 26 Feb 2000 £m	Cash flow £m	Other non-cash changes £m	Exchange movements £m	At 24 Feb 2001 £m
Cash at bank and in hand	88	189	–	2	279
Overdrafts	(35)	27	–	–	(8)
	53	216	–	2	271
Money market investments and deposits	258	–	–	(3)	255
Bank and other loans	(797)	(576)	(7)	(1)	(1,381)
Finance leases	(15)	(1)	(8)	–	(24)
Debt due within one year	(812)	(577)	(15)	(1)	(1,405)
Bank and other loans	(1,508)	(379)	–	(21)	(1,908)
Finance leases	(51)	34	–	–	(17)
Debt due after one year	(1,559)	(345)	–	(21)	(1,925)
	(2,060)	(706)	(15)	(23)	(2,804)

FIVE YEAR RECORD

Year ended February	1997	1998	1999	2000	2001
Financial statistics £m					
Group turnover including VAT	14,984	17,779	18,546	20,358	22,773
Turnover excluding VAT					
UK	13,118	14,971	15,835	16,958	18,372
Rest of Europe	769	1,481	1,167	1,374	1,756
Asia	–	–	156	464	860
	13,887	16,452	17,158	18,796	20,988
Operating profit [2]					
UK	760	875	919	993	1,100
Rest of Europe	14	37	48	51	70
Asia	–	–	(2)	(1)	4
	774	912	965	1,043	1,174
Operating margin [2]					
UK	5.8%	5.8%	5.8%	5.9%	6.0%
Rest of Europe	1.8%	2.5%	4.1%	3.7%	4.0%
Asia	–	–	(1.3)%	(0.2)%	0.5%
Total Group	5.6%	5.5%	5.6%	5.5%	5.6%
Share of profit/(loss) from joint ventures	–	(6)	6	11	21
Net interest payable	(24)	(74)	(90)	(99)	(125)
Profit [3]	750	832	881	955	1,070
Ireland integration costs	–	(63)	(26)	(6)	–
Goodwill amortisation	–	–	(5)	(7)	(8)
Net loss on disposal of discontinued operations [4]	–	(8)	–	–	–
Net loss on disposal of fixed assets	–	(1)	(8)	(9)	(8)
Profit on ordinary activities before taxation	750	760	842	933	1,054
Taxation	(230)	(228)	(237)	(259)	(288)
Minority interests	–	–	1	–	1
Profit for the financial year	520	532	606	674	767
Adjusted diluted earnings per share [3]	7.83p	8.84p	9.37p	10.18p	11.31p
Adjusted earnings per share	8.03p	9.05p	9.59p	10.36p	11.53p
Dividend per share	3.45p	3.87p	4.12p	4.48p	4.98p
Net worth – £m [5]	3,890	3,903	4,377	4,798	5,392
Return on shareholders' funds [6]	20.1%	21.3%	21.3%	20.9%	21.1%
Return on capital employed [7]	17.1%	18.7%	17.2%	16.1%	15.8%
Net assets per share [8]	60p	59p	65p	70p	78p
Group statistics					
Number of stores	758	781	821	845	907
Total sales area – 000 sq ft	16,747	18,254	21,353	24,039	28,362
Full-time equivalent employees	98,463	119,127	126,914	134,896	152,210
UK retail productivity £					
Turnover per employee [9]	146,326	149,799	151,138	156,427	161,161
Profit per employee [9]	8,478	8,755	8,771	9,160	9,649
Wages per employee [9]	14,222	15,079	15,271	15,600	16,087
Weekly sales per sq ft [10,11]	19.74	20.48	21.05	21.43	22.01
UK retail statistics					
Number of stores	568	618	639	659	692
Total sales area – 000 sq ft [11]	14,036	15,215	15,975	16,895	17,965
Average store size (sales area – sq ft) [12]	26,300	26,600	26,654	27,720	28,573
Full-time equivalent employees [13]	89,649	99,941	104,772	108,409	113,998
Share price (pence)					
Highest	123	180	202	197	286
Lowest	88	113	157	156	169
Year end	116	172	177	169	271

notes

1 53 week period.

2 Excludes integration costs and goodwill amortisation. Operating margin is based upon turnover exclusive of VAT.

3 Underlying profit, adjusted and adjusted diluted, earnings per share excludes net loss on disposal of fixed assets, loss on disposal of discontinued operations, Ireland integration costs and goodwill amortisation.

4 Represents loss on disposal of discontinued operations.

5 Total capital employed at the year end.

6 Underlying profit divided by weighted average shareholders' funds.

7 Operating profit divided by average capital employed.

8 Based on number of shares at year end.

9 Based on turnover exclusive of VAT, operating profit and total staff cost per full-time equivalent employee.

10 Based on weighted average sales area and turnover inclusive of VAT excluding property development.

11 Store sizes exclude lobby and restaurant areas.

12 Average store sizes exclude Metro and Express stores.

13 Based on average number of full-time equivalent employees in the UK.

No. of Company 445790

COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

RESOLUTIONS

OF

TESCO PLC

Passed 15 June 2001

At the ANNUAL GENERAL MEETING of the above-named Company duly convened and held at the Royal Lancaster Hotel, Lancaster Terrace, London W2 2TY on Friday 15 June 2001 the following Ordinary and Special Resolutions were duly passed:

ORDINARY RESOLUTIONS

10 That, in place of the equivalent authority conferred on the Directors at the last Annual General Meeting, the Directors be generally and unconditionally authorised:

(a) to exercise the power contained in the Articles of Association of the Company as from time to time varied so that, to the extent and in the manner determined by the Directors, the holders of ordinary shares of 5p each in the capital of the Company be permitted to lodge a mandate to receive new ordinary shares, credited as fully paid, instead of the whole or any part of any dividends (including interim dividends) paid by the Directors or declared by the Company in general meeting (as the case may be) during or in respect of any financial year of the Company ending on or prior to 28 February 2006, including the final dividend for the financial year ended on 24 February 2001; and

(b) to capitalise the appropriate nominal amount of the new ordinary shares falling to be allotted pursuant to any mandates made as aforesaid out of the amount standing to the credit of any reserve or

fund (including the profit and loss account, share premium account, capital redemption reserve or any other non-distributable reserve), whether or not the same is available for distribution, as the Directors may determine, to apply such sum in paying up such ordinary shares in full and to allot such ordinary shares to the shareholders of the Company validly making such mandates in accordance with their respective entitlements.

11 That, in place of the equivalent authority conferred on the Directors at the last Annual General Meeting, the Directors be generally and unconditionally authorised in accordance with section 80 of the Companies Act 1985 to allot relevant securities (which for the purposes of this resolution shall have the same meaning as in section 80(2) of the Companies Act 1985) of the Company provided that:

10

(a) the maximum amount of relevant securities that may be allotted pursuant to the authority given by this resolution shall be an aggregate nominal amount of £97.4 million;

(b) subject as provided in paragraph (c) of this resolution, the authority shall expire five years from the date of this resolution but may be previously revoked or varied by an ordinary resolution of the Company;

(c) such authority shall permit and enable the Company to make an offer or agreement before the expiry of such authority which would or might require relevant securities to be allotted after such expiry and shall permit the Directors to allot such securities pursuant to any such offer or agreement as if such authority had not expired; and

(d) in relation to the grant of any right to subscribe for, or convert any securities into, shares in the Company, the reference in this resolution to the maximum amount of relevant securities that may be allotted is to the maximum amount of shares which may be allotted pursuant to such right.

SPECIAL RESOLUTIONS

12 That:

(a) the Directors be empowered to allot equity securities of the Company (pursuant to the authority conferred on the Directors by resolution 11 above) at any time up to the conclusion of the Company's next Annual General Meeting following the date of the passing of this resolution or, if earlier, the expiry of 15 months from the date of the passing of this resolution, as is section 89(1) of the Companies Act 1985 did not apply to any such allotment, provided that such power shall be limited to the allotment of equity securities;

(i) in connection with a rights issue; and

(ii) otherwise than under sub-paragraph (a)(i) of this resolution, with an aggregate nominal amount of up to £17.33 million;

(b) such power shall permit and enable the Company to make an offer or agreement before the expiry of such power which would or might require equity securities to be allotted after such expiry and shall permit the Directors to allot such securities pursuant to any such offer or agreement as if such power had not expired;

(c) in this resolution:

(i) "rights issue" means an offer of equity securities open for acceptance for a period fixed by the Directors to ordinary shareholders on the register on a fixed record date in proportion to their respective holdings of such shares or in accordance with the rights attached thereto (but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any

regulatory body or any stock exchange in, any territory); and

(ii) the nominal amount of any securities should be taken to be, in the case of a right to subscribe for, or convert, any securities into shares of the Company, the nominal amount of the shares which may be allotted pursuant to such right; and

(d) words and expressions defined in or for the purposes of sections 89 to 96 inclusive of the Companies Act 1985 shall bear the same meanings in this resolution.

13 That the Company be generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Companies act 1985) of ordinary shares of 5p each in the capital of the Company provided that:

(a) the maximum aggregate number of ordinary shares hereby authorised to be purchases in 693.30 million ordinary shares;

(b) the minimum price which may be paid for any ordinary share is the par value of such shares from time to time and the maximum price which may be paid for any ordinary share is an amount equal to 5 per cent. Above the average of the middle-market quotations for the ordinary shares as derived from the London Stock Exchange Daily Official List for the five dealing days immediately preceding the day on which the purchase is made, in each case exclusive of expenses;

(c) unless previously revoked or varied, the authority hereby conferred shall, subject as provided in paragraph (d) of this resolution, expire at the conclusion of the Annual General Meeting of the Company next following the passing of this resolution (or, if earlier, 18 months from the date of the passing of this resolution); and

(d) the Company may contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be completed wholly or partly after the expiry of such

authority, and may purchase ordinary shares pursuant to any such contract as if such authority had not expired.

14 That new articles of association of the Company, in the draft form produced to the meeting and identified by the Chairman's signature, be adopted to replace the existing articles of association.

J Gardiner

....

Chairman

No. 445790

TESCO PLC

Incorporated 27th November 1947

ARTICLES OF ASSOCIATION

(Adopted by Special Resolution passed on 15 June 2001)

THE COMPANIES ACTS 1985 TO 1989

A PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

TESCO PLC

(Adopted by Special Resolution passed on 15 June 2001)

INTERPRETATION

Exclusion of Table A

1 **No regulations set out in any statute, or in any statutory instrument or other subordinate legislation made under any statute, concerning companies shall apply as the regulations or articles of association of the Company.**

Definitions

2 **In these Articles, unless the context otherwise requires:**

Act	means the Companies Act 1985;
Approved Depositary	means a custodian or other person (or a nominee for such custodian or other person) appointed under contractual arrangements with the Company or other arrangements approved by the Board whereby such custodian or other person or nominee holds or is interested in shares of the Company or rights or interests in shares of the Company and issues securities or other documents of title or otherwise evidencing the entitlement of the holder to or to receive such shares, rights or interests, provided and to the extent that such arrangements have been approved by the Board for the purpose of these Articles and shall include, where approved by the

	Board, the trustee (acting in their capacity as such) of any employees' share scheme established by the Company or any other scheme or arrangement principally for the benefit of employees of the Company, its subsidiaries or subsidiary undertakings which has been approved by the Company in general meeting;
Auditors	means the auditors for the time being of the Company;
these Articles	means these articles of association as from time to time altered;
Board	means the board of Directors from time to time of the Company or the Directors present at a meeting of the Directors at which a quorum is present;
clear days	means in relation to the period of a notice, that period excluding the day when the notice is served or deemed to be served and the day for which it is given or on which it is to take effect;
Company	means Tesco PLC;
Director	means a director of the Company;
general meeting	includes a separate general meeting of the holders of any class of shares;
Holder	means in relation to any shares of the Company means the Member whose name is entered in the Register as the holder of those shares;
the London Stock Exchange	means The London Stock Exchange PLC;
Member	means a member of the Company;
Month	means a calendar month;
Office	means the registered office of the Company;

paid up	means paid up or credited as paid up;
Operator	means a person approved pursuant to the Regulations as operator of a relevant system;
person entitled by transmission	means a person whose entitlement to a share in consequence of the death or bankruptcy of a Member or any other event giving rise to its transmission by operation of law has been noted in the Register;
relevant system	a computer-based system, and procedures, which enable title to units of a security to be evidenced and transferred without a written instrument pursuant to the Regulations;
recognised clearing house and recognised investment exchange	means any clearing house or investment exchange (as the case may be) granted recognition under the Financial Services Act 1986;
Register	means the register of Members of the Company;
Regulations	means the Uncertificated Securities Regulations 1995;
Seal	means any common or official seal that the Company may be permitted to have under the Statutes;
Secretary	means the secretary of the Company and includes a joint, temporary, assistant or deputy secretary and any person appointed by the Board to perform any of the duties of the secretary of the Company;
Statutes	means the Act and every statute (including any orders, regulations or other subordinate legislation made under them) for the time being in force concerning companies, and affecting the Company;
Subsidiary	means a subsidiary or a subsidiary undertaking as defined in the Act;
United Kingdom	means Great Britain and Northern Ireland;

Working Day	a day (other than a Saturday or Sunday) on which the clearing banks in the City of London are open for business;
Year	means a calendar year.

Words in the singular include the plural and vice versa;

Words importing one gender only include all genders;

A reference to a person includes a body corporate and an unincorporated body of persons;

Expressions referring to "electronic mail", "electronically" and "electronic communication" shall have the same respective meanings as in the Electronic Communications Act 2000, the latter including, without limitation, email, facsimile, CD Rom, audio tape and telephone transmission and (in the case of electronic communication) by the Company in accordance with Article 168 publication on a website;

Expressions referring to writing shall be construed as including references to any method of representing or reproducing words in a legible form including (but only to the extent that (a) the Directors so resolve, either generally or in relation to particular categories of document; and (b) the recipient has requested or agreed) electronic communication;

The expression "address" shall include, in relation to electronic communication, any number or address used for the purpose of such communication;

All the provisions of these Articles as are applicable to paid-up shares shall apply to stock, and the words "share" and "shareholder" shall be construed accordingly;

References to any statute or statutory provision shall be construed as relating to any statutory modification or re-enactment of such statute or statutory modification for the time being in force (whether coming into force before or after the adoption of these Articles);

A special or extraordinary resolution shall be effective for any purpose for which an ordinary resolution is expressed to be required under any provision of these Articles;

Headings are included only for convenience and shall not affect the meaning of

these Articles;

Subject as set out above, any words or expressions defined in the Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

SHARE CAPITAL

Authorised share capital

3 At the date of the adoption of these Articles the authorised share capital of the Company is £460,000,000 divided into 9,200,000,000 ordinary shares of 5p each.

Further issues and rights attaching to shares on issue

4 Subject to the provisions of the Statutes and to any special rights attached to any existing shares or class of shares, any share in the Company may be issued with or have attached to it such preferential, deferred, qualified or special rights, privileges or conditions, either temporary or otherwise, as to participation in dividends or in distribution of assets or as to voting or otherwise as the Company may from time to time by ordinary resolution determine or, if no such resolution has been passed or so far as the resolution does not make specific provision, as the Board may decide.

Redeemable shares

5 Subject to the provisions of the Statutes and to any rights conferred on the holders of any other shares, any share may be issued which is to be redeemed, or is to be liable to be redeemed at the option of the Company or the holder.

Unissued shares

6 Subject to the provisions of the Statutes, these Articles and to any relevant authority given by the Company in general meeting, any unissued or new shares of the Company shall be at the disposal of the Board, which may allot, grant options over or otherwise dispose of them to such person, at such times and for such consideration and on such terms and conditions as the Board may determine.

Payment of commission

7 The Company may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by the Statutes. Subject to the Statutes, any such commission or brokerage may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in cash or partly in

paid shares.

Trusts not recognised

8 Except as ordered by a court of competent jurisdiction or as required by law, no person shall be recognised by the Company as holding any share on any trust, and the Company shall not be bound by or be required in any way to recognise (even when having notice) any interest in any share or any interest in any fractional part of a share or (except only as otherwise provided by these Articles or by law) any other right in respect of any share except an absolute right to the entirety of it as the registered holder.

Liability of joint holders

9 If two or more persons are registered as joint holders of any share, their liability in respect of it shall be several as well as joint.

Purchase of own shares

10 Subject to the provisions of the Statutes and to any rights conferred on the holders of any class of shares, the Company may purchase all or any of its shares of any class, including any redeemable shares at any price (whether at par or above or below par). Every purchase of, or contract for the purchase of, or under which the Company may become entitled or obliged to purchase, shares in the Company shall be authorised by such resolution of the Company as may be required by the Statutes and by an extraordinary resolution passed at a separate general meeting of the holders of any shares which at the date on which the purchase or contract is authorised by the Company in general meeting entitle them, either immediately or at any future time, to convert all or any of the shares of that class held by them into equity share capital of the Company (unless the terms of such convertible shares provide to the contrary). Neither the Company nor the Board shall be required to select the shares to be purchased rateably or in any other particular manner as between the holders of shares of the same class or as between them and the holders of shares of any class or in accordance with the rights as to dividends or capital conferred by any class of shares.

Indemnity against claims in respect of shares

11

(1) Whenever any law for the time being of any country, state or place imposes or purports to impose any immediate or future or possible liability on the Company to make any payment, or empowers any government or taxing authority or government official to require the Company to make any payment, in respect of any shares held either jointly or solely by any Member or in respect of any dividends or other moneys due or payable or accruing due or which may become due or payable to such Member by the Company or in respect of any such shares or for or on account or in respect of any Member, and whether in consequence of:

(a) the death of such Member;

(b) the non-payment of any income tax or other tax by such Member;

(c) the non-payment of any estate, probate, succession, death, stamp, or other duty by the executor or administrator of such Member or by or out of his estate; or (without limitation)

(d) any other act or thing;

the Company in every such case shall be fully indemnified by such Member or his executor or administrator from all liability arising by virtue of such law and may recover as a debt due from such Member or his executor or administrator (wherever constituted or residing) any moneys paid by the Company under or in consequence of any such law, together with interest thereon at such rate as the Board may determine from the date of payment to the date of repayment.

(2) Nothing contained in this Article shall prejudice or affect any right or remedy which any law may confer or purport to confer on the Company and as between the Company and any Member, his executor, administrator and estate wherever constituted or situated, any right or remedy which such law shall confer or purport to confer on the Company shall be enforceable by the Company.

Commissions on issue of shares

12 The Company may exercise the powers of paying commissions conferred by the Statutes to the full extent thereby permitted. The Company may also on any issue of shares pay such brokerage as may be lawful.

ALTERATIONS OF CAPITAL

Increase, consolidation, sub-division and cancellation

13 The Company may from time to time by ordinary resolution:

(a) increase its capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe;

(b) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c) sub-divide its existing shares or any of them into shares of smaller amount than is fixed by the Memorandum of Association (subject to the provisions of the Statutes) and the resolution may determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may, as compared with the others, have any such preferred, deferred or other special rights, or be subject to any such restrictions, as the Company has power to attach to unissued or new shares; or

(d) cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

Fractions on consolidation

14 Whenever as a result of a consolidation or sub-division of shares any Members would become entitled to fractions of a share, the Board may deal with the fractions as it thinks fit and in particular may sell the shares representing the fractions to any person (including, subject to the provisions of the Statutes, the Company) and distribute the net proceeds of sale in due proportion among those Members and the Board may authorise some person to transfer or deliver the shares to, or in accordance with the directions of, the purchaser. The person to whom any shares are transferred or delivered shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in, or invalidity of, the proceedings relating to the sale.

Reduction of capital

15 Subject to the provisions of the Statutes, the Company may by special resolution reduce its share capital, any capital redemption reserve or any share premium account or other undistributable reserves in any manner.

MODIFICATION OF RIGHTS

Variation of rights

16

(1) Subject to the provisions of the Statutes, all or any of the rights for the time being attached to any class of shares for the time being issued may from time to time (whether or not the Company is being wound up) be varied or abrogated with the consent in writing of the holders of three-quarters in nominal value of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of those shares.

(2) The rights attached to shares of any class shall not, unless otherwise expressly provided by the terms on which they are for the time being held, be deemed to be varied by (a) the creation or issue of further shares ranking pari passu with them or (b) the purchase or redemption by the Company of any of its own shares.

Class meetings

17 The provisions of these Articles relating to general meetings shall apply to every separate general meeting of the holders of any class of shares; but so that the necessary quorum shall be holders in person or by proxy representing not less than one third in nominal value of the issued shares of that class and that at any such meeting any holder of shares of the class present in person or by proxy may demand a poll and that if at any such meeting the above quorum is not present then at any adjourned meeting such holders who are present in person or by proxy shall constitute a quorum.

SHARE CERTIFICATES

Right to share certificate

18

(1) Every person (except a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange in respect of which the Company is not by law required to complete and have ready for delivery a certificate) whose name is entered in the Register as a holder of any shares in certificated form shall (except as otherwise provided by or pursuant to the Statutes or these Articles) be entitled, without payment, to receive within one month after allotment (or within such other period as the terms of issue shall provide) or (in the case of a transfer of fully paid shares) within 5 days after lodgement of the transfer,

or (in the case of a transfer of partly paid shares) within one month after lodgement of the transfer, one certificate for all those shares of any one class held by him or, on request of the Member entitled to the certificate, several certificates each for one or more of the shares of the class in question (subject to the prior payment for every certificate after the first of such reasonable out-of-pocket expenses as the Board may from time to time decide). In the case of a share held jointly by several persons, delivery of a certificate to one of several joint holders shall be sufficient delivery to all. Every certificate shall be sent at the risk of the registered holder or holders of the shares comprised in the certificate.

(2) The Directors shall have power to implement any arrangements they may think fit in relation to the evidencing and transfer of shares in uncertificated form.

(3) Conversion of certificated shares into uncertificated shares and vice versa may be made in such manner as is permitted by the Regulations. The Company shall enter on the register of members how many shares are held by each member in uncertificated form and/or certificated form and shall maintain the Register in each case as required by the Regulations. Notwithstanding any provision of these Articles, a class of share shall not be treated as two classes by virtue only of that class comprising both shares in certificated form and shares in uncertificated form or as the result of any provision of these Articles or the Regulations which apply only in respect of shares in certificated form or shares in uncertificated form.

(4) The provisions of Articles 18(1), 19 and 20 shall not apply to shares in uncertificated form.

Replacement of share certificates

19 If a share certificate shall be damaged, defaced, or alleged to have been lost, stolen or destroyed or not received in the course of post, it may be replaced by a new certificate on delivery up of the old certificate or (if alleged to have been lost, stolen, destroyed or not received) on such terms (if any) as to evidence and indemnity (with or without security) and the payment of any exceptional out-of-pocket expenses of the Company in connection with the request, the investigation of the evidence and arrangement of the indemnity and security, as the Board may decide.

Any two or more certificates representing shares of any one class held by any Member may at his request be cancelled and a single new certificate for such shares issued in lieu without charge.

If any Member shall surrender for cancellation a share certificate representing shares held by him and request the Company to issue in lieu two or more share certificates representing such shares in such proportions as he may specify, the Board may, if they think fit, comply with such request. In the case of shares held jointly by several persons any such request may be made by any one of the joint holders.

Execution of share certificates

20 Every share certificate shall be issued under Seal or in such other manner as the Board, having regard to the terms of issue, the Statutes and any applicable regulations of the London Stock Exchange, may authorise and shall specify the number and class of the shares to which it relates and the amount or respective amounts paid up on the shares.

EVIDENCE OF TITLE TO SECURITIES

Evidence of title to Securities

21 Title to any securities of the Company may be evidenced or transferred without a written instrument in accordance with regulations from time to time made under the Statutes and nothing in these Articles shall require title to any securities of the Company to be evidenced or transferred by a written instrument, to the extent that the regulations so permit. The Board shall have power to implement any arrangements it may think fit for such evidencing and transfer which accord with those regulations.

LIEN

Company's lien on shares not fully paid

22 The Company shall have a first and paramount lien on every share (not being a fully paid share) for all amounts payable to the Company (whether presently payable or not) in respect of that share. The Board may at any time generally or in any particular case waive any lien that has arisen or declare any shares to be wholly or in part exempt from the provisions of this Article. The Company's lien (if any) on a share shall extend to every amount payable in respect of it including (but without limitation) all dividends and interest payable on it.

Enforcing lien by sale

23 The Company may sell, in such manner as the Board thinks fit, any shares on which

the Company has a lien, but no sale shall be made unless a sum in respect of which the lien exists is presently payable, and is not paid within fourteen clear days after a notice in writing, stating that if the notice is not complied with the shares may be sold and demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the share, or the person entitled to it by reason of his death or bankruptcy or otherwise by operation of law.

Giving effect to a sale

24 To give effect to any sale referred to in the preceding Article the Board may authorise some person to transfer the shares sold to the purchaser. The transferee shall be registered as the holder of the shares comprised in any such transfer (whether or not the certificate relating to the shares has been produced), and shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity in the proceedings in reference to the sale.

Application of proceeds of sale

25 The net proceeds, after payment of the costs, of the sale by the Company of any shares on which it has a lien shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue (if any) shall (on surrender to the Company for cancellation of the certificate(s) for the shares sold, and subject to a like lien for sums not presently payable as existed on the shares before the sale) be paid to the holder at the date of sale.

CALLS ON SHARES

Calls

26 Subject to the terms of issue, the Board may from time to time make calls on the Members in respect of any moneys unpaid on their shares (whether on account of the nominal amount of the shares or by way of premium) and not payable on a date fixed by or in accordance with the terms of issue, and each Member shall (subject to the Company serving on him at least fourteen clear days' notice specifying when and where payment is to be made) pay to the Company as required by the notice the amount called on his shares. A call may be revoked or postponed as the Board may decide. A person on whom a call is made shall remain liable for all calls made on him notwithstanding the subsequent transfer of the shares in respect of which the call was made. The joint holders of a share shall be jointly and severally liable

to pay all calls in respect thereof.

Payment of calls

27 A call shall be deemed to have been made at the time when the resolution of the Board authorising the call was passed and may be required to be paid by instalments.

Interest due on non-payment

28 If a sum called in respect of a share is not paid before or on the day appointed for payment, the person from whom the sum is due shall pay all costs, charges and expenses that the Company may have incurred by reason of such non-payment together with interest on the unpaid amount from the day appointed for payment to the time of actual payment at such rate fixed by the terms of the allotment of the share or in the notice of the call or, if no rate is fixed, such rate, not exceeding 15 per cent. per annum or, if higher, the appropriate rate as defined by the Statutes as the Board may determine. The Board shall be at liberty to waive payment of such interest wholly or in part.

Sums due on allotment treated as calls

29 Any sum which, in respect of a share, becomes payable on allotment or at any other date fixed by or in accordance with the terms of issue, whether in respect of the nominal value of the share or by way of premium or as an instalment of a call, shall for the purposes of these Articles be deemed to be a call duly made and payable on the date on which, by or in accordance with the terms of issue, the sum becomes payable, and in case of non-payment all the relevant provisions of these Articles as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

Power to differentiate

30 Subject to the terms of issue, the Board may, on the issue of shares, differentiate between the allottees and/or holders as to the amount of calls to be paid and the times of payment.

Payment of calls in advance

31 The Board may, if it thinks fit, receive from any Member willing to advance the same all or any part of the moneys uncalled and unpaid on any shares held by him, and may pay interest on all or any of the moneys so advanced (until the same

would, but for such advance, become presently payable) at such rate not exceeding (unless the Company by ordinary resolution may otherwise direct) 15 per cent. per annum or, if higher, the appropriate rate (as defined in the Statutes) as may be agreed between the Board and the member as the Board may decide, but no part of such moneys shall be included or taken into account in ascertaining the amount of the dividend payable on the shares in respect of which such advance has been made.

Rights of Member when call unpaid

32 No Member shall be entitled to receive any dividend or to be present and vote at any general meeting either personally or (save as proxy for another Member) by proxy, or be included in a quorum, or to exercise any other privilege as a Member, unless and until he shall have paid all calls for the time being due and payable on every share held by him, whether alone or jointly with any other person, together with interest and expenses (if any).

FORFEITURE OF SHARES

Notice if call not paid

33 If any Member fails to pay any call or money payable under the terms of allotment of a share on the day appointed for payment, the Board may at any time, while it remains unpaid, serve a notice on him requiring payment, together with any interest that may have accrued on it, and any costs, charges and expenses that may have been incurred by the Company by reason of such non-payment.

Form of notice

34 The notice shall name a further day (not being less than fourteen clear days from the date of notice) on or before which, and the place where, the payment required by the notice is to be made and shall state that, in the event of non-payment on or before the day and at the place appointed, the shares in respect of which the call was made or instalment is payable will be liable to be forfeited. The Board may accept the surrender of any share liable to be forfeited upon such terms and conditions as may be agreed and subject to such terms and conditions references in these Articles to forfeiture shall include surrender.

Forfeiture if non-compliance with notice

35 If the notice is not complied with, any share in respect of which it was given may,

at any time before payment of all calls or instalments and interest due in respect of it has been made, be forfeited by a resolution of the Board to that effect and the forfeiture shall include all dividends declared and other moneys payable in respect of the forfeited shares and not paid before the forfeiture.

Notice after forfeiture

36 When any share has been forfeited, notice of the forfeiture shall be served on the person who was before forfeiture the holder of the share but no forfeiture shall be invalidated by any omission or neglect to give the notice.

Sale of forfeited shares

37 Until cancelled in accordance with the requirements of the Statutes, a forfeited share shall become the property of the Company and may be sold, re-allotted or otherwise disposed of either to the person who was, before forfeiture, the holder or to any other person on such terms and in such manner as the Board shall decide. The Board may for the purposes of the disposal in respect of shares held in certificated form authorise some person to execute an instrument of transfer to the designated transferee or in the case of shares held in uncertificated form make other arrangements for their transfer, to or in accordance with the directions of the purchaser. The Company may receive the consideration (if any) given for the share on its disposal and if the share is in registered form may register the transferee as the holder of the share. At any time before a sale, re-allotment or disposition the forfeiture may be cancelled by the Board on such terms as the Board may decide.

Arrears to be paid notwithstanding forfeiture

38 A person whose shares have been forfeited shall cease to be a Member in respect of them and shall in the case of shares held in certificated form surrender to the Company for cancellation the certificate for the forfeited shares or make such other arrangements, consistent with the facilities and requirements of the relevant system concerned in relation to any share which is in uncertificated form, but in both cases shall remain liable to pay to the Company all moneys which at the date of the forfeiture were payable by him to the Company in respect of those shares with interest on them from the date of forfeiture until payment and all costs, charges and expenses incurred by the Company for which he is liable under these Articles. The Company may enforce payment without being under any obligation to make any allowance for the value of the shares forfeited or for any consideration received on their disposal.

Statutory declaration as to forfeiture

39 A statutory declaration that the declarant is a Director or the Secretary, and that a share in the Company has been duly forfeited on a date stated in the declaration, shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share. The Company may receive the consideration (if any) given for the share on any sale or disposition of it. The declaration shall (subject to the execution of an instrument of transfer if necessary) constitute good title to the share and the person to whom the share is sold or disposed of shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, sale, re-allotment or disposal of the share.

Forfeiture provisions applicable to sums due under terms of issue

40 The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the nominal value of the share or by way of premium, as if it had been payable by virtue of a call duly made and notified.

TRANSFER OF SHARES

Form of transfer

41

(1) Subject to such of the Restrictions of these Articles as may be applicable, any Member may transfer all or any of his shares by instrument of transfer in any usual or common form or in any other form which the Board may approve.

(2) All transfers of shares in uncertificated form shall be made in accordance with and subject to the Regulations and the facilities and requirements of the relevant system concerned and subject to and in accordance with any arrangements made by the Directors pursuant to Article 18(2).

Execution of transfer

42 The instrument of transfer of a share shall be executed by or on behalf of the transferor and (in the case of a partly paid share) the transferee, and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register in respect of it. All instruments of transfer, when registered, may be retained by the Company or its agent but any instrument of

transfer, which the Board refuses to register shall be returned to the person lodging it when notice of refusal is given.

Balance certificate

43 Where some only of the shares comprised in a share certificate are transferred the old certificate shall be cancelled and a new certificate for the balance of such shares issued in lieu without charge.

Right to decline registration of partly paid shares or shares in respect of which it has a lien

44 The Board may, in its absolute discretion and without assigning any reason, decline to register any transfer of any share whether in certificated or uncertificated form which is not a fully paid share provided that the exercise of such discretion does not prevent dealings in the shares on the London Stock Exchange from taking place on an open and proper basis. The Board may also decline to register any transfer of shares on which the Company has a lien and in the case of shares in uncertificated form in such other circumstances (if any) as may be permitted by the Regulations and the requirements of the relevant system concerned.

Other rights to decline registration

45 The Board may also decline to recognise any transfer of any share or shares in certificated form unless:

(a) the instrument of transfer is lodged duly stamped if required at the registered office of the Company or at such other place as the Board shall determine, accompanied by the certificate for the share or shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(b) the instrument of transfer is in respect of only one class of share; and

(c) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four.

In the case of a transfer by a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange the lodgement of share certificates will only be necessary if and to the extent that certificates have been issued in respect of the shares in question.

Notice of refusal

46 If the Board declines to register a transfer it shall, within two months after the date on which the transfer was lodged with the Company or, in respect of a transfer of shares in uncertificated form, the date on which the Operator-instructions (as defined in the Regulations) were received by the Company or by the sponsoring system participator acting on its behalf, send to the transferee notice of the refusal.

Suspension of registration

47 The registration of transfers may be suspended at such times and for such periods (not exceeding thirty days in any year) as the Board may from time to time determine.

No fee for registration

48 No fee shall be charged by the Company for registering any transfer or other document relating to or affecting the title to any share or otherwise for making any entry in the Register affecting the title of any shares.

Recognition of renunciation

49 No provision of these Articles shall preclude the Board from recognising a renunciation of the allotment of any share by the allottee prior to his entry on the Register in respect of such share in favour of some other person.

TRANSMISSION OF SHARES

Transmission on death

50 If a Member dies, the survivor or survivors, where the deceased was a joint holder, and the executors or administrators of the deceased, where he was a sole or only surviving holder, shall be the only persons recognised by the Company as having any title to his shares. Nothing in this Article shall release the estate of a deceased joint holder from any liability in respect of any share jointly held by him with other persons.

Entry of transmission in Register

51 Where the entitlement of a person to a share in consequence of the death or bankruptcy of a Member or of any other event giving rise to its transmission by operation of law is proved to the satisfaction of the Board, the Board shall within

two months after proof cause the entitlement of that person to be noted in the Register.

Election of person entitled by transmission

52 Any person entitled by transmission to a share may, subject as provided elsewhere in these Articles, elect either to become the holder of the share or to have some person nominated by him registered as the holder. If he elects to be registered himself, he shall in the case of shares held in certificated form give notice to the Company to that effect. If he elects to have another person registered, he shall execute an instrument of transfer of the share in favour of that person and in the case of shares in uncertificated form, make arrangements consistent with the facilities and requirements of the relevant system concerned for the transfer of such shares to that person. All the provisions of these Articles relating to the transfer of shares shall apply to the notice or instrument of transfer as if the death or bankruptcy of the Member or other event giving rise to the transmission had not occurred and the notice or instrument of transfer was an instrument of transfer executed by the Member.

Rights of person entitled by transmission

53 Where a person becomes entitled by transmission to a share, the rights of the holder in relation to that share shall cease, but the person entitled by transmission to the share may give a good discharge for any dividends or other moneys payable in respect of it and shall have the same rights in relation to the share as he would have had if he were the holder of it save that, until he becomes the holder, he shall not be entitled in respect of the share to receive notice of or to attend or vote at any general meeting of the Company or at any separate general meeting of the holders of any class of shares in the Company. The Board may at any time give notice requiring the person to elect either to be registered himself or to transfer the share and if the notice is not complied with within sixty days the Board may withhold payment of all dividends and other moneys payable in respect of the share until the requirements of the notice have been complied with.

STOCK

Stock conversion

54 The Company may from time to time by ordinary resolution convert all or any of its paid-up shares into stock or reconvert any stock into paid-up shares of any denomination. If and whenever any unissued share of any class in the capital of

the Company for the time being is subsequently issued and fully paid and at that time the shares of that class previously issued shall have been converted into stock, such further shares on being fully paid shall ipso facto be converted into stock transferable in the same units as the existing stock of that class.

Transfer of stock

55 The holders of stock may transfer the same or any part of it in the same manner and subject to the same regulations as and subject to which the shares from which the stock arose might previously to conversion have been transferred, or as near as circumstances admit. The Board may from time to time fix the minimum amount of stock which, or multiples of which, shall be transferable, but so that such minimum shall not exceed the nominal amount of the shares from which the stock arose.

Rights of holders of stock

56 Stock shall confer on its holders the same rights, privileges and advantages as regards dividends, participation in profits, voting at meetings of the Company or at class meetings, Directors' qualification and (without limitation) all other matters as would have been conferred by shares of equal amount in the capital of the Company of the same class as the shares from which such stock arose, but so that no such privilege or advantage except participation in the dividends, profits and assets of the Company shall be conferred by an amount of stock as would not, if existing in shares, have conferred such privilege or advantage. No such conversion shall affect or prejudice any preference or other special privilege attached to the shares converted. Save as set out in this Article, all the provisions of these Articles shall, so far as circumstances admit, apply to stock as well as to shares.

DESTRUCTION OF DOCUMENTS

Entitlement to destroy documents

57 The Company may destroy:

(a) any share certificate which has been cancelled at any time after a period of one year has elapsed from the date of cancellation;

(b) any instruction concerning the payment of dividends or other moneys in respect of any share or any notification of change of name or address at any time after a period of two years has elapsed from the date the instruction or notification was recorded by the Company;

(c) any instrument of transfer of shares which has been registered at any time after a period of six years has elapsed from the date of registration; or

(d) any other document on the basis of which any entry is made in the Register at any time after a period of six years has elapsed from the date the entry was first made in the Register in respect of it.

Presumption where documents destroyed

58 If the Company destroys any such document in good faith and without express notice that its preservation was relevant to a claim, it shall be presumed irrebuttably in favour of the Company that every share certificate so destroyed was a valid certificate and was properly cancelled, that every instrument of transfer so destroyed was a valid and effective instrument of transfer and was properly registered and that every other document so destroyed was a valid and effective document and that any particulars of it which are recorded in the books or records of the Company were correctly recorded. Nothing contained in this Article shall be construed as imposing on the Company any liability by reason only of the destruction of any document of the kind mentioned above before the relevant period mentioned in this Article has elapsed or of the fact that any other condition precedent to its destruction mentioned above has not been fulfilled. References in this Article to the destruction of any document include references to its disposal in any manner.

GENERAL MEETINGS

Annual general meetings

59 The Company shall hold general meetings as annual general meetings in accordance with the requirements of the Statutes. The annual general meeting shall be held at such time and place as the Board shall appoint.

Extraordinary general meetings

60 The Board may whenever it thinks fit and shall on requisition in accordance with the Statutes convene an extraordinary general meeting. All general meetings, other than annual general meetings, shall be called extraordinary general meetings.

Time and place of general meetings

61 Subject to the Statutes, all general meetings shall be held at such time and place as

the Board may determine.

Length of notice

62

(1) An annual general meeting and an extraordinary general meeting called for the passing of a special resolution or a resolution electing a person as a Director shall be called by not less than twenty clear working days' notice. All other extraordinary general meetings shall be called by not less than fourteen clear days' notice. The notice shall specify the place, day and time of the meeting and, in the case of special business, the general nature of the business to be transacted or the text of the resolutions to be proposed and if any resolution is to be proposed as an extraordinary resolution or as a special resolution, the notice shall contain a statement to that effect and, in each case, there shall appear with reasonable prominence in every such notice a statement that a Member entitled to attend and vote is entitled to appoint a proxy or proxies to attend and, on a poll, vote instead of him and that a proxy need not be a Member of the Company. In the case of an annual general meeting, the notice shall also specify the meeting as such. Notice of every general meeting shall be given to all Members other than any who, under the provisions of these Articles, the terms of issue of the shares they hold or the Statutes, are not entitled to receive such notices from the Company, each of the Directors and to the auditors for the time being of the Company.

(2) Notwithstanding that a meeting of the Company is called by shorter notice than that specified in this Article, it shall be deemed to have been properly called if it is so agreed:

(a) in the case of an annual general meeting, by all the Members entitled to attend and vote at the meeting; and

(b) in the case of any other meeting, by a majority in number of the Members having a right to attend and vote at the meeting, being a majority together holding not less than 95 per cent. in nominal value of the shares giving that right.

(3) All business shall be deemed special that is transacted at an extraordinary general meeting and also all business that is transacted at an annual general meeting with the exception of declaring a dividend, the receipt, consideration, laying before the Company or adoption of the accounts and balance sheets and the reports of the Directors and Auditors, the election of Directors appointed by the Board pursuant to

the provisions of Article 94 or the re-election of Directors retiring by rotation pursuant to the provisions of Article 96, the appointment of the Auditors and the settling of the remuneration of the Directors and Auditors or determining the manner in which the remuneration is to be settled.

(4) For the purpose of giving notice of any general meeting to Members who hold shares in uncertificated form, the Directors may determine that the Members in respect of such shares entitled to receive such notices are those persons entered on to the register of members at the close of business on a day determined by them, such day not being more than 21 days before the day that the notice of general meeting is despatched.

(5) A notice of general meeting to Members who hold shares in uncertificated form may specify a time, being not more than 48 hours before the time fixed for the meeting, by which a person must be entered on the register of members in order to have the right to attend or vote at the meeting. Changes made to the entries on the register of members after the time so specified shall be disregarded in determining the rights of any person to attend or vote at the meeting.

(6) A Member present either in person or by proxy, at any meeting of the Company or of the holders of any class of shares in the Company shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

Arrangements for general meetings

63

(1) In the case of any annual general meeting or of any extraordinary general meeting the Board may, notwithstanding the specification in the notice of the place of the general meeting (the "Principal Place"), at which the Chairman of the meeting shall preside, make arrangements for simultaneous attendance and participation at other places by Members and proxies entitled to attend the general meeting and the Members present or by proxy at such place shall count in the quorum and be entitled to vote at the general meeting in question but excluded from the Principal Place under the provisions of this Article.

(2) Such arrangements for simultaneous attendance at the meeting may include arrangements regarding the level of attendance at the other places provided that they shall operate so that any Members and proxies excluded from attendance at the Principal Place are able to attend at one of the other places. For the purpose of

all other provisions of these Articles any such meeting shall be treated as being held and taking place at the Principal Place.

(3) The Board may, for the purpose of facilitating the organisation and administration of any general meeting to which such arrangements apply, from time to time make arrangements, whether involving the issue of tickets (on a basis intended to afford to all Members and proxies entitled to attend the meeting an equal opportunity of being admitted to the Principal Place) or the imposition of some random means of selection or otherwise as it shall in its absolute discretion consider to be appropriate, and may from time to time vary any such arrangements or make new arrangements in their place. The entitlement of any Member or proxy to attend a general meeting at the Principal Place shall be subject to the arrangements as may be for the time being in force whether stated in the notice of the meeting to apply to that meeting or notified to the Members concerned after despatch of the notice of the meeting.

Omission or non-receipt of notice

64 The accidental omission to give notice of a meeting or (in cases where instruments of proxy are sent out with the notice) the accidental omission to send such instrument of proxy to, or the non-receipt of notice of a meeting or such instrument of proxy by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

PROCEEDINGS AT GENERAL MEETINGS

Quorum

65 No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the choice or appointment of a Chairman which shall not be treated as part of the business of the meeting. Save as otherwise provided by these Articles, two Members present in person or by proxy and entitled to vote shall be a quorum for all purposes.

Procedure if quorum not present

66 If within five minutes (or such longer time not exceeding one hour as the Chairman of the meeting may decide to wait) from the time appointed for the meeting a quorum is not present, or if during the meeting a quorum ceases to be present, the meeting, if convened on the requisition of Members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same

time and place, or to such other day and at such time and place as the Chairman of the meeting may determine. If a quorum is not present at an adjourned meeting within 15 minutes after the time appointed for holding the meeting, the meeting shall be dissolved.

Chairman of general meetings

67

(1) The Chairman (if any) of the Board or, in his absence, the Deputy Chairman (if any) shall preside as Chairman at every general meeting. If there is no Chairman or Deputy Chairman, or if at any meeting neither the Chairman nor any Deputy Chairman is present within five minutes after the time appointed for the commencement of the meeting, or if neither the Chairman nor any Deputy Chairman is willing to act as Chairman, the Directors present shall choose one of their number to act, or if one Director only is present he shall preside as Chairman if willing to act. If no Director is present, or if each of the Directors present declines to take the chair, the persons present and entitled to vote shall appoint one of their number to be Chairman.

(2) The Chairman shall take such action as he thinks fit to promote the orderly conduct of the business of the meeting as laid down in the notice of the meeting and the Chairman's decision on matters of procedure or arising incidentally from the business of the meeting shall be final as shall be his determination, acting in good faith, as to whether any matter is of such a nature.

Directors' right to attend and speak

68 Notice of any general meeting shall be given to each Director and each Director shall be entitled to attend and speak at any general meeting of the Company and at any separate general meeting of the holders of any class of shares in the Company. The Chairman may invite any person to attend and speak at any general meeting of the Company whom the Chairman considers to be equipped by knowledge or experience of the Company's business to assist in the deliberations of the meeting.

Adjournments

69

(1) The Chairman of any general meeting may at any time with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting),

adjourn the meeting either with no appointed date or to another time or place. In addition, the Chairman may at any time without the consent of the meeting adjourn any meeting (whether or not it has commenced or a quorum is present) either with no appointed date or to such other time and place as the Board or the Chairman of the meeting may decide if it appears to him that:

(a) the number of persons wishing to attend cannot be conveniently accommodated in the place(s) appointed for the meeting; or

(b) the unruly conduct of persons attending the meeting prevents or is likely to prevent the orderly continuation of the business of the meeting; or

(c) an adjournment is otherwise necessary so that the business of the meeting may be properly conducted.

(2) When a meeting is adjourned with no appointed date, the time and place for the adjourned meeting shall be fixed by the Board. No business shall be transacted at any adjourned meeting other than business left unfinished at the meeting from which the adjournment took place.

(3) When a meeting is adjourned for thirty days or more, notice of the adjourned meeting shall be given as in the case of the original meeting. Except where these Articles otherwise require, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting whatever the reason for the adjournment.

(4) The Chairman/Board may adjourn such meeting notwithstanding that by reason of such adjournment some members may be unable to be present at the adjourned meeting. Any such member may nevertheless execute a form of proxy for the adjourned meeting which, if delivered by him to the Chairman or the secretary of the Company, shall be valid even though it is given at less notice than would otherwise be required by these Articles.

Amendments to resolutions

70

(1) In the case of a resolution duly proposed as a special or extraordinary resolution, no amendment (other than an amendment to correct a patent error) may be considered or voted on and, in the case of a resolution duly proposed as an ordinary resolution, no amendment (other than an amendment to correct a patent or clerical error) may

be considered or voted on unless at least forty-eight hours prior to the time appointed for holding the meeting or adjourned meeting at which such resolution is to be proposed notice in writing of the terms of the amendment and intention to move it has been lodged at the Office.

(2) If an amendment shall be proposed to any resolution under consideration but shall in good faith be ruled out of order by the Chairman of the meeting, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. With the consent of the Chairman of the meeting, an amendment may be withdrawn by its proposer before it is voted upon.

VOTING

Method of voting

71

(1) At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) properly demanded by:

(a) the Chairman of the meeting; or

(b) not less than three Members present in person or by proxy and entitled to vote at the meeting; or

(c) any Member or Members present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all the Members having the right to vote at the meeting; or

(d) any Member or Members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

(2) The demand for a poll may be withdrawn.

(3) Unless a poll is duly demanded (and the demand is not withdrawn), a declaration by the Chairman of the meeting that a resolution has on a show of hands been carried or carried unanimously or by a particular majority, or not carried by a particular

majority or lost shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

Votes of Members

72 Subject as is otherwise provided by these Articles and to any rights or restrictions for the time being attached to any class or classes of shares, on a show of hands every Member present in person shall have one vote and on a poll every Member who is present in person or by proxy shall have one vote for each share of which he is the holder.

Procedure if poll demanded

73 Except as provided in these Articles, if a poll is duly demanded it shall be taken in such manner as the Chairman of the meeting directs and he may appoint scrutineers who need not be Members. The result of a poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

When poll to be taken

74 A poll demanded on the election of a Chairman, or on a question of adjournment, shall be taken forthwith. A poll demanded on any other question shall be taken either forthwith or at a later stage of the meeting or on such date (being not later than thirty days after the date of the demand) and at such time and place as the Chairman shall direct. It shall not be necessary (unless the Chairman otherwise directs) for notice to be given of a poll if the time and place at which it is to be taken are announced at the meeting at which the poll is demanded. In any other case at least seven clear days notice shall be given specifying the time and place at which the poll is to be taken.

Continuance of other business after poll demand

75 The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded. If a demand for a poll is withdrawn, the result of a show of hands declared before the demand was made shall remain valid. If the demand for a poll is withdrawn, the chairman or any other member entitled may demand a poll.

Votes on a poll

76 On a poll votes may be given either personally or by proxy and a person entitled to more than one vote need not use all his votes or cast all the votes he uses in the

same way.

Casting vote of Chairman

77 In the case of an equality of votes, whether on a show of hands or on a poll, the Chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall be entitled to a second or casting vote in addition to any other vote he may have.

Votes of joint holders

78 In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register.

Votes on behalf of an incapable Member

79 A Member in respect of whom an order has been made by any competent court or official on the ground that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs may vote, whether on a show of hands or on a poll, by any guardian, receiver or other person authorised in such circumstances to do so on his behalf and that guardian, receiver or other person may vote on a poll by proxy, provided that evidence to the satisfaction of the Board of the authority of the person claiming to exercise the right to vote has been delivered at the Office (or at such other place as may be specified in accordance with these Articles for the delivery of instruments appointing a proxy) not later than the last time at which an instrument of proxy should have been delivered in order to be valid for use at the relevant meeting or on the holding of the poll.

No right to vote where sums overdue

80 No Member shall be entitled to vote at any general meeting either in person or proxy unless all calls or other sums presently payable by him in respect of shares in the Company have been paid.

Objection or errors in voting

81

(1) If:

(a) any objection shall be raised to the qualification of any voter; or

(b) any votes have been counted which ought not to have been counted or which might have been rejected; or

(c) any votes are not counted which ought to have been counted;

the objection or error shall not vitiate the decision of the meeting or adjourned meeting on any resolution unless it is raised or pointed out at the meeting or, as the case may be, the adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the Chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the Chairman decides that it may have affected the decision of the meeting. The decision of the Chairman on such matters shall be conclusive.

(2) Unless a poll is taken a declaration by the Chairman of the meeting that a resolution has been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the minute book, shall be conclusive evidence of that fact without proof of the number or proportion of the votes recorded for or against such resolution.

Suspension of rights where non-disclosure of interests

82

(1) For the purposes of this Article:

(a) "Disclosure Notice" means a notice issued by the Company requiring the disclosure of interests in shares pursuant to the Statutes;

(b) "Restrictions" means one or more, as the case may be, of the restrictions referred to in paragraph (3) of this Article as determined by the Board;

(c) "Specified Shares" means the shares specified in a Disclosure Notice; and

(d) a person shall be treated as appearing to be interested in shares if:

(i) such person has been named in response to a Disclosure Notice as being so interested;

(ii) in response to a Disclosure Notice, the Member holding

such shares or any other person appearing to be interested in such shares has failed to establish the identities of those who are interested in such shares and (taking into account the response and any other relevant information) the Company has reasonable cause to believe that the person in question is or may be interested in the shares; or

(iii) the Member holding such shares is an Approved Depositary and the person in question has notified the Approved Depositary that he is so interested.

(2) Notwithstanding anything in these Articles to the contrary, if:

(a) a Disclosure Notice has been served on a Member or a person appearing to be interested in shares; and

(b) the Company has not received the information required in respect of the Specified Shares within a period of fourteen days (subject as provided in paragraphs (7) and (9) of this Article) after the service of the Disclosure Notice;

then the Board may determine that the Member holding the Specified Shares shall be subject to the Restrictions. The Company shall, as soon as practicable after such determination, give notice to the relevant Member stating to the effect that (until such time as the Board determines otherwise pursuant to paragraph (4) of this Article) the Specified Shares shall be subject to the Restrictions stated in the notice.

(3) Subject to paragraphs (4), (7) and (9) of this Article, the Restrictions which the Board may determine shall apply to Specified Shares shall be one or more, as determined by the Board, of the following:

(a) that the Member holding the Specified Shares shall not be entitled, in respect of those Specified Shares, to be present or to vote either personally or by proxy or otherwise at any general meeting or at any separate general meeting of the holders of any class of shares or on any poll or to exercise any other right in relation to any general meeting or any separate class meeting;

(b) that no transfer of the Specified Shares shall be effective or shall be recognised by the Company;

(c) that no dividend or other moneys which would otherwise be payable on or in respect of the Specified Shares shall be paid to the Member holding the Specified Shares and that, in circumstances where an offer of the right to elect to receive ordinary shares instead of cash in respect of any dividend is or has been made, any election made in respect of the Specified Shares shall not be effective.

(4) The Board may determine that one or more Restrictions imposed on Specified Shares shall cease to apply at any time. If the Company receives the information required in the relevant Disclosure Notice in respect of the Specified Shares, the Board shall, within seven days of receipt, determine that all Restrictions imposed on Specified Shares shall cease to apply. In addition, the Board shall determine forthwith that all Restrictions imposed on Specified Shares shall cease to apply if the Company receives an executed and duly stamped instrument of transfer in respect of the Specified Shares, which would otherwise be given effect to, pursuant to:

(a) a sale of the Specified Shares through a recognised investment exchange or on any stock exchange outside the United Kingdom on which the Company's shares are normally dealt in;

(b) acceptance of a takeover offer for the Company (within the meaning of section 428 of the Act);

(c) a sale which is shown to the satisfaction of the Board to be a bona fide sale of the whole of the beneficial interest in the shares to a person who is unconnected with the Member and with any other person appearing to be interested in the shares.

(5) Where dividends or other moneys payable on Specified Shares are not paid as a result of Restrictions having been imposed, the dividends or other moneys shall accrue and shall be payable (without interest) on the relevant Restriction ceasing to apply.

(6) Where the Board makes a determination under paragraph (4) of this Article it shall notify the purported transferee as soon as practicable and any person may make representations in writing to the Board concerning any such determination. Neither the Company nor the Board shall in any event be liable to any person as a result of the Board having imposed Restrictions or failed to determine that Restrictions shall cease to apply if the Board has acted in good faith.

(7) Where the Specified Shares represent less than 0.25 per cent. (in nominal value) of the shares of the same class as the Specified Shares in issue at the date of issue of the relevant Disclosure Notice then:

(a) the period of fourteen days referred to in paragraph (2)(b) of this Article shall be deemed to be reference to a period of twenty-eight days; and

(b) any determination made by the Board in respect of the Specified Shares pursuant to paragraph (2) of this Article may only impose the restriction referred to in paragraph (3)(a) of this Article.

(8) Shares issued in right of Specified Shares which are for the time being subject to particular Restrictions shall on issue become subject to the same Restrictions as the Specified Shares in right of which they are issued. For this purpose, shares which the Company procures to be offered to shareholders pro rata (or pro rata ignoring fractional entitlements and shares not offered to certain Members by reason of legal or practical problems associated with offering shares outside the United Kingdom) shall be treated as shares issued in right of Specified Shares.

(9) The Board may at any time, at its discretion, suspend, in whole or in part, the imposition of any Restrictions either permanently or for any given period and may pay to a trustee any dividend or other moneys payable in respect of any shares subject to the Restriction referred to in paragraph (3)(c) of this Article. Notice of any suspension, specifying the Restrictions suspended and the period of suspension, shall be given by the Company to the relevant holder as soon as practicable thereafter.

(10) Where any person appearing to be interested in shares has been duly served with a Disclosure Notice and the shares in which he appears to be interested are held by an Approved Depositary, the provisions of this Article shall be treated as applying only to those shares held by the Approved Depositary in which such person appears to be interested and not (by virtue of that person's apparent interest) to any other shares held by the Approved Depositary.

(11) Where the Member on which a Disclosure Notice is served is an Approved Depositary acting in its capacity as such, the obligations of the Approved Depositary as a Member of the Company shall be limited to disclosing to the Company such information relating to any person appearing to be interested in the shares held by it as has been recorded by it pursuant to the arrangements entered into by the

Company or approved by the Board pursuant to which it was appointed as an Approved Depositary.

(12) Nothing contained in this Article shall limit or in any way restrict the powers of the Company or the Board under the Statutes.

Representation of corporations

83 Any corporation being a Member may, by resolution of its directors or other governing body, authorise such person (or if, but only if, such corporation is an Approved Depositary acting in its capacity as such, persons) as it thinks fit to act as its representative (or, as the case may be, representatives) at any general meeting of the Company or of any class of Members of the Company. A person so authorised shall be entitled to exercise the same powers on behalf of the grantor of the authority (in respect of those shares held in the name of the grantor in relation to which his authorisation is given, in the case of any authorisation given by any Approved Depositary) as the grantor could exercise if it were an individual Member of the Company and each person so authorised shall, if present at any such meeting, for the purposes of these Articles, be deemed to be a Member present in person at such meeting. A Director, the Secretary or some person authorised for the purpose by the Secretary may require the representative to produce a certified copy of the resolution so authorising him before permitting him to exercise his powers.

PROXIES

Form of proxy

84

(1) An instrument appointing a proxy shall be in writing in any usual or common form or in any other form which the Board may approve and:

(a) in the case of an individual shall be signed by the appointor or his attorney or comply with Article 167; and

(b) in the case of a corporation shall be either given under its common seal or signed on its behalf by an attorney or a duly authorised officer of the corporation or comply with Article 167.

The signature on such instrument need not be witnessed. Where an instrument appointing a proxy is signed on behalf of the appointor by an attorney, the letter or

power of attorney or a duly certified copy thereof must (failing previous registration with the Company) be lodged with the instrument of proxy pursuant to the next following Article, failing which the instrument may be treated as invalid.

(2) In addition, the Board may determine to accept proxy forms which are delivered electronically by telephone, fax or electronic mail, subject to the Statutes and to any limitations, restrictions or conditions that the Board may decide.

(3) A proxy shall have the right to demand or join in demanding a poll and to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit but shall not confer any further right to speak at the meeting except with the permission of the Chairman of the meeting.

Delivery of proxies

85 The appointment of a proxy must be left at such address or one of such addresses (if any) as may be specified for that purpose in or by way of note to or in any document accompanying the notice convening the meeting (or, if no place is so specified, at the Office) not less than forty-eight hours before the time appointed for the holding of the meeting or adjourned meeting or in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting not less than twenty-four hours before the time appointed for the taking of the poll at which it is to be used, and in default shall not be treated as valid. The appointment shall, unless the contrary is stated thereon, be valid as well for any adjournment of the meeting as for the meeting to which it relates. An appointment relating to more than one meeting (including any adjournment thereof) having once been so delivered for the purposes of any meeting shall not require again to be delivered for the purposes of any subsequent meeting to which it relates. When two or more valid but differing instruments of proxy are delivered in respect of the same share for use at the same meeting, the one which is last delivered (regardless of its date or of the date of its execution) shall be treated as replacing and revoking the others as regards that share; if the Company is unable to determine which was last delivered, none of them shall be treated as valid in respect of that share. Delivery of an instrument appointing a proxy shall not preclude a Member from attending and voting in person at the meeting or poll concerned.

Cancellation of proxy's authority

86 A vote given or poll demanded by a proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the

authority of the person voting or demanding a poll, unless notice in writing of the determination was received by the Company at such address or one of such addresses (if any) as may be specified for that purpose in or by way of note to or in a document accompanying the notice convening the meeting (or, if no place is so specified, the Office) not later than the last time at which an instrument of proxy should have been delivered in order to be valid for use at the meeting or on the holding of the poll at which the vote was given or the poll taken.

Maximum validity of proxy

87 No instrument appointing a proxy shall be valid after twelve months have elapsed from the date named in it as the date of its execution.

Proxy need not be a Member

88 A proxy need not be a Member of the Company.

NUMBER, APPOINTMENT, RETIREMENT AND REMOVAL OF DIRECTORS

Number of Directors

89 Unless and until otherwise determined by the Company by ordinary resolution the Directors shall be not less than four and not more than sixteen in number.

Age of Directors

90 Notwithstanding any provision of the Statutes, no person shall be capable of being appointed a Director after he has attained the age of 70 and a Director shall vacate his office at the conclusion of the Annual General Meeting commencing next after he attains the age of 70; but acts done by a person as Director are valid notwithstanding that it is afterwards discovered that his appointment had terminated under this Article.

Absence of Directors' shareholding qualification

91 No shareholding qualification for Directors shall be required. A Director who is also a Member shall nevertheless be entitled to attend and speak at shareholders' meetings.

Power of Company to appoint Directors

92 Subject to the provisions of these Articles, the Company may by ordinary resolution

appoint any person who is willing to act to be a Director, either to fill a casual vacancy or as an addition to the existing Board or to replace a Director removed from office by the Company in general meeting pursuant to the Statutes, but so that the total number of Directors shall not at any time exceed any maximum number (if any) fixed by or in accordance with these Articles. Any person appointed to replace a Director removed from office by the Company in general meeting pursuant to the Statutes shall be treated, for the purposes of determining the time at which he or any other Director is to retire, as if he had become a Director on the day on which the person in whose place he is appointed was last appointed or reappointed a Director.

Election of two or more Directors

93 A resolution for the election of two or more persons as Directors by a single resolution shall not be moved at any general meeting of the Company unless a resolution that it shall be so moved has first been agreed to by the meeting without any vote being given against it; and any resolution moved in contravention of this provision shall be void.

Power of the Board to appoint Directors

94 Without prejudice to the power of the Company in general meeting pursuant to any of the provisions of these Articles to appoint any person to be a Director, the Board may appoint any person who is willing to act to be a Director, either to fill a casual vacancy or as an addition to the existing Board, but so that the total number of Directors shall not at any time exceed any maximum number fixed by or in accordance with these Articles. Any Director so appointed shall hold office only until the next following annual general meeting of the Company and shall then be eligible for election. Any Director who retires at the following annual general meeting under this Article shall not be taken into account in determining the number of Directors who are to retire by rotation at such meeting.

Powers of executive Directors

95 The Directors may entrust to and confer upon any Director holding any executive office any of the powers exercisable by them as Directors upon such terms and conditions and with such restrictions as they think fit, and either collaterally with or to the exclusion of their own powers, and may from time to time revoke, withdraw, alter or vary all or any of such powers.

Number and identity of Directors to retire by rotation

96

(1) At every annual general meeting of the Company one third of the Directors shall retire from office or, if their number is not three or a multiple of three, the number nearest to but not more than one third. In addition, each Director shall retire from office at the third annual general meeting after he was appointed or reappointed, if he would not otherwise fall within the Directors to retire by rotation.

(2) The Directors to retire on each occasion shall be in the following order (so far as is necessary to obtain the numbers required to retire) (i) any Director who is due to retire at the meeting by reason of age (ii) any Director who wishes to retire and not offer himself for re-election and (iii) those other Directors (if any) who have been longest in office since their last election, but, as between persons whose last election took place on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot.

Recent appointments

97 The Directors to retire on each occasion under Articles 94 and 96 (both as to number and identity) shall be determined by the composition of the Board at the commencement of business on the day which is fourteen days prior to the date of the notice convening the annual general meeting and no Director shall be required to retire or be relieved from retiring by reason of any change in the number or identity of the Directors after that time on that day but before the close of the meeting.

Eligibility for re-election

98 A Director retiring by rotation shall be eligible for re-election.

Filling rotation vacancies and timing of retirement

99

(1) Subject to the provisions of the Statutes and of these Articles, the Company at the meeting at which a Director retires under Articles 94 or 96 may fill the vacated office by electing a person as a Director and, in default, the retiring Director shall, if offering himself for re-election, be deemed to have been re-elected, unless (i) at such meeting it is expressly resolved not to fill such vacated office or unless a resolution for the re-election of such Director shall have been put to the meeting and

lost (ii) such Director has attained the age of 70 or (iii) such Director has given notice in writing to the Company that he is unwilling to be re-elected.

(2) A Director retiring at a meeting shall retain office until the conclusion of the meeting except where a resolution is passed to elect some other person in the place of the retiring Director or a resolution for his re-election is put to the meeting and lost and, accordingly, a retiring Director who is re-elected or deemed to have been re-elected will continue in office without a break.

Changes to the numbers of retiring Directors

100 The Company may from time to time by ordinary resolution increase or reduce the number of Directors to retire from office, and may also determine in what rotation the increased or reduced number is to retire from office.

Persons eligible as Directors

101 No person other than a Director retiring at the meeting (whether by rotation or otherwise) shall be eligible for election or re-election to the office of Director at any general meeting unless:

(a) he is recommended by the Board; or

(b) not less than seven nor more than forty-two days before the date appointed for the meeting there shall have been left at the Office notice in writing signed by a Member duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election or re-election, and also notice in writing signed by that person of his willingness to be elected or re-elected.

Vacation of office by Directors

102 Without prejudice to the provisions for retirement by rotation or otherwise contained in these Articles, the office of a Director shall be vacated if:

(a) he resigns his office by notice in writing delivered to the Office or tendered at a meeting of the Board;

(b) by notice in writing delivered to the Office or tendered at a meeting of the Board, his resignation is requested by all of the other Directors and all of the other Directors are not less than three in number;

(c) he becomes of unsound mind or a patient for any purpose of any statute relating to mental health and the Board resolves that his office is vacated;

(d) he is absent without the permission of the Board from meetings of the Board for six consecutive months and the Board resolves that his office is vacated;

(e) he becomes bankrupt or compounds with his creditors generally or shall apply to the court for an interim order under Section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement;

(f) he is prohibited by law from being a Director;

(g) he ceases to be a Director by virtue of the Statutes; or

(h) the Directors pass a resolution stating that, in their opinion, any supermarket or supermarket company whose management the Director is involved in, or whom he is acting as an agent for, is in competition with the Company. Such a Director will cease to be a Director if he does not end his connection with that supermarket or supermarket company, and satisfy the Directors that he has done so, within 30 days of the resolution.

Alternate directors

103

(1) Each Director other than an alternate director may appoint any person to be his alternate and may at his discretion remove an alternate director so appointed. If the alternate director is not already a Director, the appointment, unless previously approved by the Board, shall have effect only on and subject to it being so approved. Any appointment or removal of an alternate director shall be effected by notice in writing executed by the appointor and delivered to the Office or tendered at a meeting of the Board, or in any other manner approved by the Board. If his appointor so requests, an alternate director shall be entitled to receive notice (except when absent from the United Kingdom) of all meetings of the Board or of committees of the Board of which his appointor is a member. He shall also be entitled to attend and vote as a director at any such meeting at which the Director appointing him is not personally present and at the meeting to exercise and discharge all the functions, powers and duties of his appointor as a Director and for

the purposes of the proceedings at the meeting the provisions of these Articles shall apply as if he were a Director.

(2) Every person acting as an alternate director shall (except as regards power to appoint an alternate and remuneration) be subject in all respects to the provisions of these Articles relating to Directors and shall alone be responsible to the Company for his acts and defaults and shall not be deemed to be the agent of or for the Director appointing him. An alternate director may be paid expenses and shall be entitled to be interested in and benefit from contracts and arrangements or transactions and to be indemnified by the Company to the same extent as if he were a Director but shall not be entitled to receive from the Company any fee in his capacity as an alternate director.

(3) Every person acting as an alternate director shall have one vote for each Director for whom he acts as alternate, in addition to his own vote if he is also a Director but he shall not be counted more than once for the purpose of the quorum. Execution by an alternate director of any resolution in writing of the Board or a committee of the Board shall, unless the notice of his appointment provides to the contrary, be as effective as execution by his appointor.

(4) An alternate director shall automatically cease to be an alternate director (i) if his appointor ceases for any reason to be a Director except that, if at any meeting any Director retires by rotation or otherwise but is reappointed or deemed to be reappointed at the same meeting, any appointment made by him pursuant to this Article which was in force immediately before his retirement shall remain in force as though he had not retired; (ii) on the happening of any event which, if he were a Director, would cause him to vacate his office as a Director; or (iii) if he resigns his office by notice to the Company.

FEES, REMUNERATION, EXPENSES AND PENSIONS

Limitation of Directors' fees

104 There shall be paid to each Director (other than an alternate director) such fees for his services in his office as Director as may from time to time be determined by the Board provided that the fees so paid (excluding amounts payable under any other provision of these Articles) shall not exceed £250,000 per annum (which figure shall be subject to upwards only adjustment in line with any percentage increase in the Index of Retail Prices since the date of adoption of these Articles) or such higher amount as may from time to time be decided by ordinary resolution of the

Company. The fees shall be deemed to accrue from day to day. For the purposes of this Article, the Index of Retail Prices means the index of retail prices published by the appropriate United Kingdom government department.

Additional remuneration

105 Any Director who, by request, goes or resides abroad for any purposes of the Company or who is appointed to any executive office or who performs services which in the opinion of the Board go beyond the ordinary duties of a Director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board or any committee of the Board may in its discretion decide in addition to any remuneration provided for by or pursuant to any other Article.

Expenses

106 Each Director may be paid his reasonable travelling, hotel and incidental expenses of attending and returning from meetings of the Board or committees of the Board or general meetings of the Company or of the holders of any class of shares or any other meeting which as a Director he is entitled to attend and shall be paid all other costs and expenses properly and reasonably incurred by him in the conduct of the Company's business or in the discharge of his duties as a Director.

Remuneration of executive directors

107 Any Director appointed to hold any employment or executive office in accordance with the provisions of these Articles shall receive such remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board or any committee of the Board may decide and either in addition to or in lieu of his remuneration as a Director.

Pensions and gratuities for Directors

108 The Board or any committee of the Board may exercise all the powers of the Company to provide benefits, either by the payment of gratuities or pensions or by insurance or (without limitation) in any other manner, for any Director or former Director or the relations or dependants of any Director or former Director. No Director or former Director shall be accountable to the Company or the Members for any benefit provided pursuant to this Article and the receipt of any such benefit shall not disqualify any person from being or becoming a Director.

POWERS AND DUTIES OF DIRECTORS

General powers of the Company vested in the Board

109 Subject to the provisions of the Statutes, the Memorandum of Association, these Articles and to any directions given by the Company in general meeting by special resolution, the business of the Company shall be managed by the Board, which may exercise all such powers of the Company whether relating to the management of the business of the Company or not. No alteration of the Memorandum of Association or these Articles and no special resolution shall invalidate any prior act of the Board which would have been valid if that alteration had not been made or that resolution had not been passed. The powers given by this Article shall not be limited by any special power given to the Board by any other Article and a meeting of the Board at which a quorum is present may exercise all powers exercisable by the Board.

Borrowing powers and restrictions

110

(1) The Board may, subject as provided below, exercise all the powers of the Company to borrow money, to guarantee, to indemnify and to mortgage or charge its undertaking, property, assets (present and future) and uncalled capital and to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

(2) The Board shall restrict the borrowing of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its Subsidiaries (if any) with a view to securing (as regards Subsidiaries as far as by such exercise the Board can secure) that the aggregate amount for the time being remaining undischarged of all moneys borrowed by the Company and/or any of its Subsidiaries (exclusive of moneys borrowed by the Company from and for the time being owing to any such Subsidiary or by any such Subsidiary from and for the time being owing to the Company or another such Subsidiary) shall not at any time, except with the previous sanction of an ordinary resolution of the Company, exceed one and a half times the share capital and consolidated reserves.

(3) Share capital and consolidated reserves means at any time the amount standing to the credit of the share capital account of the Company plus the aggregate amount standing to the credit of the consolidated capital and revenue reserves (including any share premium account or capital redemption reserve fund) and the

consolidated profit and loss account of the Company and its Subsidiaries all as shown in the latest audited consolidated accounts of the Company and its Subsidiaries, but (i) adjusted as may be necessary and appropriate to take account of any increase in or reduction of such share capital or reserves since the date to which the consolidated balance sheet incorporated in such accounts shall have been made up and any distributions (other than to the Company or another Subsidiary) out of profits earned down to the date of such balance sheet and not provided for in such balance sheet; (ii) excluding any sums set aside for taxation and any amounts attributable to minority interests in Subsidiaries. The certified opinion of the Auditors as to the amount of the share capital and consolidated reserves or to the effect that the limit imposed by this Article has not been or will not be exceeded at any time shall be conclusive and binding on all concerned.

(4) No person dealing with the Company or any of its Subsidiaries shall by reason of this Article be concerned to see or inquire whether this limit is observed, and no debt incurred or security given in excess of such limit shall be invalid or ineffectual unless the lender or the recipient of the security had, at the time when the debt was incurred or security given, express notice that the limit had been or would as a result be exceeded.

Local boards

111 The Board may establish any local boards or agencies for managing any of the affairs of the Company, either in the United Kingdom or elsewhere, and may appoint any persons to be members of such local boards, or any managers or agents, and may fix their remuneration. The Board may delegate to any local board, manager or agent any of the powers, authorities and discretions vested in the Board, with power to sub-delegate, and may authorise the members of any local board or any of them to fill any vacancies in it and to act notwithstanding vacancies. Any such appointment or delegation may be made on such terms and subject to such conditions as the Board may think fit, and the Board may remove any person so appointed, and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected.

Delegation to committees

112

(1) The Board may delegate any of its powers, authorities and discretions (with power to sub-delegate) (including without prejudice to the generality of the foregoing all powers and discretions whose exercise involves or may involve the payment of remuneration to or the conferring of any other benefit on all or any of the Board) to any committee, consisting of such person or persons (whether a member or members of its body or not) as it thinks fit; provided that if the Board delegates any of its powers to any such committee:

(a) the number of persons appointed to the committee who are not Directors shall be less than half the total number of the committee; and

(b) no resolution of such committee shall be effective unless a majority of the members of the committee present at the meeting are Directors.

(2) Any committee established pursuant to this Article shall, in the exercise of its duties, conform to any regulations which may be imposed on it by the Board. The meetings and proceedings of any committee consisting of two or more members shall be governed mutatis mutandis by the provisions of these Articles for regulating the meetings and procedures of the Board so far as they are applicable and are not superseded by any regulations imposed by the Board or made by the committee under powers delegated to it by the Board. The power to delegate contained in this Article shall be effective in relation to the powers, authorities and discretions of the Board generally and shall not be limited by the fact that in certain Articles, but not in others, express reference is made to particular powers, authorities or discretions being exercised by the Board or by a committee of the Board.

Delegation to individual directors

113 The Board may entrust to and confer on any Director any of its powers, authorities and discretions (with power to sub-delegate) on such terms and conditions and with such Restrictions as it thinks fit, and either collaterally with, or to the exclusion of, its own powers, authorities and discretions and may from time to time revoke or vary all or any of them but no person dealing in good faith and without notice of the revocation or variation shall be affected.

Powers of attorney

114 The Board may from time to time and at any time by power of attorney appoint any company, firm or person or body of persons, whether nominated directly or indirectly by the Board, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those

vested in or exercisable by the Board under these Articles) and for such period and subject to such conditions as it may think fit. Any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board may think fit and may also authorise any such attorney to delegate all or any of the powers, authorities and discretions vested in him. The Board may revoke or vary any appointment under this Article but no person dealing in good faith and without notice of the revocation or variation shall be affected.

Official seals

115 The Company may exercise all the powers conferred by the Statutes with regard to having official seals and those powers shall be vested in the Board.

Registers

116 Subject to the provisions of the Statutes, the Company may keep an overseas or local or other register in any place and the Board may make and vary such regulations as it may think fit regarding the keeping of the register.

Provision for employees

117 The Board may exercise any power conferred by the Statutes to make provision for the benefit of persons employed or formerly employed by the Company or any of its Subsidiaries in connection with the cessation, or the transfer to any person, of the whole or part of the undertaking of the Company or that Subsidiary.

DIRECTORS' APPOINTMENTS AND INTERESTS

Appointment of Directors to executive offices

118

(1) Subject to the Statutes, the Board may from time to time appoint one or more Directors to hold any employment or executive office with the Company (including the office of Chairman or Deputy Chairman or Managing or Joint Managing or Deputy or Assistant Managing Director) for such period (subject to the provisions of the Statutes) and on such other terms as the Board or a committee of the Board may in its discretion decide and may revoke, terminate or vary any such appointment.

(2) The appointment of any Director to an executive office shall be subject to termination if he ceases for any reason to be a Director but without prejudice to any claim for damages for breach of any contract in respect of his services with the Company.

Other offices and shareholdings

119 A Director of the Company may be or become a director or other officer of, or otherwise interested in, any company promoted by the Company or in which the Company may be interested as shareholder or otherwise or as regards which it has any power of appointment, and no such Director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer or from his interest in such other company.

Permitted interests and voting

120

(1) A Director who is to his knowledge in any way, whether directly or indirectly (through persons connected with him (within the meaning of Section 346 of the Act)) interested in a contract or proposed contract with the Company shall declare the nature of his interest at a meeting of the Board in accordance with the Statutes. For the purposes of this Article, a general notice to the Board by a Director to the effect that (i) he is a member of a specified company or firm and is to be regarded as interested in any contract which may after the date of the notice be made with that company or firm or (ii) he is to be regarded as interested in any contract which may after the date of the notice be made with a specified person who is connected with him, shall be deemed to be a sufficient declaration of interest under this Article in relation to any such contract; provided that no such notice shall be effective unless either it is given at a meeting of the Board or the Director takes reasonable steps to ensure that it is brought up and read at the next Board meeting after it is given.

(2) A Director shall not vote in respect of any contract or arrangement in which he is to his knowledge directly or indirectly (through persons connected with him (within the meaning of Section 346 of the Act)) materially interested otherwise than by virtue of interests in shares or debentures or other securities of, or otherwise in or through, the Company and, if he shall do so, his vote shall not be counted nor shall he be counted in the quorum present at the meeting, but neither of these prohibitions shall subject to the provisions of the Statutes apply to:

(a) any arrangement for giving him any guarantee, security or indemnity in respect of money lent or obligations undertaken by him for the benefit of the Company or any of its Subsidiaries; or

(b) any arrangement for the giving by the Company of any guarantee, indemnity or security in respect of a debt or obligation of the Company or any of its Subsidiaries for which the Director himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(c) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any of its Subsidiaries (i) in which offer he is or may be entitled to participate as a holder of shares, debentures or other securities or (ii) in the underwriting or sub-underwriting of which he is to participate;

(d) any proposal concerning any other body corporate in which he is interested, directly or indirectly and whether as an officer or shareholder or otherwise, provided that he (together with persons connected with him (within the meaning of Section 346 of the Act)) does not have an interest (as that term is used in Part VI of the Act) in one per cent. or more of the issued equity share capital of any class of such body corporate or of the voting rights available to members of the relevant body corporate (any such interest being deemed for the purpose of this Article to be a material interest in all circumstances);

(e) any arrangement for the benefit of the employees of the Company or any of its Subsidiaries which does not accord the Director any privilege or Benefit not generally accorded to the employees to whom such arrangement relates; or

(f) any contract concerning the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to Directors and employees of the Company and/or of any of its Subsidiaries and does not provide in respect of any Director as such any privilege or advantage not accorded to the employees to which the fund or scheme relates; or

(g) any contract concerning the adoption, modification or operation of an employees' share scheme (within the meaning of Section 744 of the Act);

or

(h) any proposal concerning any insurance which the Company proposes to maintain or purchase for the benefit of Directors or for the benefit of persons who include Directors.

(3) For the purpose of Article 120(2) there shall be disregarded any shares held by the Director as bare or custodian trustee and in which he has no beneficial interest, any shares comprised in a trust in which his interest is in reversion or remainder if and so long as some other person is entitled to receive the income of the trust and any shares comprised in an authorised unit trust scheme (as defined in the Financial Services Act 1986 as from time to time amended or re-enacted) in which he is interested only as a unit holder.

(4) A Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Board may determine and, subject to the provisions of the Statutes and of paragraph (1) of this Article, no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure or any office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit or other benefit realised by any such contract or arrangement by reason of such Director holding that office or of his fiduciary duties.

(5) A Director shall not vote on or be counted in the quorum in relation to any resolution of the Board concerning his own appointment, or the settlement or variation of the terms or the termination of his own appointment, as the holder of any office or place of profit with the Company or any other company in which the Company is interested but, where proposals are under consideration concerning the appointment, or the settlement or variation of the terms or the termination of the appointment, of two or more Directors to offices or places of profit with the Company or any other company in which the Company is interested, a separate resolution may be put in relation to each Director and in that case each of the Directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution unless it concerns his own appointment or the settlement or variation of the terms or the termination of his own appointment or the appointment of another Director to an office or place of profit with a company in

which the Company is interested and the Director seeking to vote or be counted in the quorum has a material interest in that company.

(6) Any Director may act by himself or his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director provided that nothing in this Article shall authorise a Director or his firm to act as Auditors.

(7) If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the chairman of the meeting) or as to the entitlement of any Director (other than the chairman of the meeting) to vote or be counted in the quorum and the question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, the question shall be referred to the chairman of the meeting and his ruling in relation to the Director concerned shall be conclusive except in a case where the nature or extent of his interest (so far as it is known to him) has not been fairly disclosed to the Board.. If any question shall arise in respect of the chairman of the meeting, the question shall be decided by a resolution of the Board (for which purpose the chairman shall be counted in the quorum but shall not vote on the matter) and the resolution shall be conclusive except in a case where the number or extent of the interest of the chairman (so far as it is known to him) has not been fairly disclosed to the Board.

PROCEEDINGS OF THE BOARD

Board meetings

121 The Board may meet together for the despatch of business, adjourn and otherwise regulate its meetings as it thinks fit. Questions arising at any meeting shall be determined by a majority of votes. In the case of an equality of votes the Chairman shall have a second or casting vote. A Director may, and the Secretary on the requisition of a Director shall, at any time summon a meeting of the Board.

Notice of Board meeting

122 Notice of a Board meeting shall be deemed to be properly given to a Director if it is given to him personally or by word of mouth or sent in writing to him at his last known address or any other address given by him to the Company for this purpose. A Director absent or intending to be absent from the United Kingdom may request the Board that notices of Board meetings shall during his absence be given by word of mouth or sent in writing to him at an address given by him to the Company for this purpose, but such notices need not be given any earlier than notices given to

Directors not so absent and if no request is made to the Board it shall not be necessary to give notice of a Board meeting to any Director who is for the time being absent from the United Kingdom.

Quorum

123 The quorum necessary for the transaction of the business of the Board may be fixed by the Board and, unless so fixed, shall be three.

Directors below minimum through vacancies

124 The continuing Directors may act notwithstanding any vacancy in their body but, if and so long as their number is reduced below the number fixed by or pursuant to these Articles as the minimum number of Directors or as the necessary quorum of Directors, the continuing Directors may act for the purpose of filling vacancies in their body or of summoning general meetings of the Company but not for any other purpose.

Appointment of Chairman

125 The Board may appoint a Director to be the Chairman or Deputy Chairman of the Board. Unless he is unwilling to do so, the Chairman or, failing him, the Deputy Chairman shall act as chairman at every meeting of the Board; but if no such Chairman or Deputy Chairman is elected, or if at any meeting neither is present within five minutes after the time appointed for holding the meeting, the Directors present may choose one of their number to be chairman of the meeting.

Competence of meetings

126 A meeting of the Board at which a quorum is present shall be competent to exercise all the powers, authorities and discretions for the time being vested in or exercisable by the Board.

Resolution in writing

127 A resolution in writing signed or approved by fax or by any electronic communication and subsequently confirmed in writing or by fax or by electronic communication by all the Directors entitled to receive notice of a meeting of the Board or by all the members of a committee for the time being shall be as valid and effectual as a resolution passed at a meeting of the Board or, as the case may be, of such committee duly called and constituted. Such resolution may be contained in one document or in several documents in like form each signed by one or more of

the Directors or members of the committee concerned.

Participation in meetings by communication equipment

128 All or any of the members of the Board or any committee of the Board may participate in a meeting of the Board or that committee by means of a conference telephone or any communication equipment which allows all persons participating in the meeting to hear and speak to each other. A person so participating shall be deemed to be present in person at the meeting and shall be entitled to vote or be counted in a quorum accordingly. Such a meeting shall be deemed to take place where the largest group of those participating is assembled or, if there is no such group, where the chairman of the meeting is.

Validity of acts of Board or committee

129 All acts done by any meeting of the Board or of a committee of the Board or by any person acting as a Director shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director or member of such committee or person acting as a Director or that they or any of them were disqualified or had vacated office, be as valid as if every such person had been duly appointed or was not disqualified or had continued to be a Director or member of such committee.

Execution of negotiable instruments

130 All cheques, promissory notes, drafts, bills of exchange and other negotiable and transferable instruments and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Board shall from time to time by resolution determine.

Minutes

131 The Board shall cause minutes to be made in books provided for the purpose:

(a) of all appointments of officers made by the Board;

(b) of the names of the Directors and other persons present at each meeting of the Board and of any committee of the Board;

(c) of all resolutions and proceedings at all meetings of the Company and of the Board and of any such committee.

Any such minutes, if purported to be signed by the Chairman of the meeting to which they relate or of the meeting at which they are read, shall be sufficient evidence without any further proof of the facts stated in those minutes.

SECRETARY

Appointment, remuneration and removal

132 Subject to the Statutes the Secretary shall be appointed by the Board for such term, at such remuneration and on such conditions as it may think fit. Any Secretary so appointed may be removed by the Board but without prejudice to any claim for damages for breach of any contract of service between him and the Company. If thought fit two or more persons may be appointed as Joint Secretaries. The Directors may also appoint from time to time on such terms as they may think fit one or more Deputy and/or Assistant Secretaries. Where a provision of the Statutes or these Articles requires or authorises a thing to be done by the Secretary then it may be done by a deputy secretary notwithstanding that the office of Secretary may not be vacant.

Acts done by a person in dual capacity

133 A provision of the Statutes or these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as the Secretary.

SEALS

Seals

134

(1) The Board shall provide for the safe custody of every Seal of the Company, which shall only be used by the authority of the Board or a committee of the Board authorised by the Board so to do. The Board or any committee of the Board may determine whether any instrument to which a Seal is affixed, shall be signed and, if it is to be signed, who shall sign it. Unless otherwise so determined:

(a) share certificates and, subject to the provisions of any instrument constituting the same, certificates issued under a Seal in respect of any debentures or other securities, need not be signed or any signature may be applied to any such certificate by any mechanical means or may be printed on any such certificate; and

(b) every other instrument to which a Seal is affixed shall be signed by a Director and countersigned by the Secretary or another Director.

(2) Where the Statutes so permit any instrument signed by one Director and the Secretary or by two Directors and expressed to be executed by the Company shall have the same effect as if executed under the Seal, provided that no instrument which makes it clear on its face that it is intended to have effect as a deed shall be so signed and/or sealed without the authority of the Directors or of a committee authorised by the Directors in that behalf.

(3) The Company may exercise the powers conferred by the Statutes with regard to having an official seal for use abroad and such powers shall be vested in the Directors.

AUTHENTICATION OF DOCUMENTS

Authentication of documents

135 Any Director or the Secretary or any person appointed by the Board for the purpose shall have power to authenticate any document affecting the constitution of the Company and any resolution passed at a shareholders' meeting or at a meeting of the Board or any committee, and any book, record, document or account relating to the business of the Company, and to certify copies of such matters or extracts from such matters as true copies or extracts; and where any book, record, document or account is elsewhere than at the Office the local manager or other officer of the Company having the custody of such matters shall be deemed to be a person appointed by the Board as aforesaid. A document purporting to be a copy of any such resolution, or an extract from the minutes of any such meeting, which is certified as aforesaid shall be conclusive evidence in favour of all persons dealing with the Company upon the faith of such certified document or extract that such resolution has been duly passed or, as the case may be, that any minute so extracted is a true and accurate record of proceedings at a duly constituted meeting.

DIVIDENDS AND RESERVES

Establishment of reserves

136 The Board may from time to time set aside out of the profits of the Company and carry to reserve such sums as they think proper which, at the discretion of the Board, shall be applicable for any purpose to which the profits of the Company may

properly be applied and pending such application may either be employed in the business of the Company or be invested. The Board may divide the reserve into such special funds as they think fit and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided. The Board may also without placing the same to reserve carry forward any profits. In carrying sums to reserve and in applying the same the Board shall comply with the provisions of the Statutes.

Business bought as from past date

137 Subject to the provisions of the Statutes, where any asset, business or property is bought by the Company as from a past date the profits and losses of the asset, business or property as from such date may at the discretion of the Board in whole or in part be carried to revenue account and treated for all purposes as profits or losses of the Company. Subject as aforesaid, if any shares or securities are purchased cum dividend or interest, such dividend or interest may at the discretion of the Directors be treated as revenue, and it shall not be obligatory to capitalise the same or any part thereof.

Declaration of dividends by Company

138 Subject to the Statutes the Company may by ordinary resolution from time to time declare dividends, but no dividend shall be declared in excess of the amount recommended by the Board.

Dividends paid according to amount and period shares paid up

139 Subject to the rights attached to any shares with special rights as to dividend, all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for the purposes of this Article as paid up on the share. All dividends shall be apportioned and paid proportionately to the amounts paid up on the share during any portion or portions of the period in respect of which the dividend is paid; but if any share be issued on terms providing that it shall rank for dividend as from a particular date it shall rank for dividend accordingly.

Payment of interim dividends by Board

140 The Board may from time to time pay to Members such interim dividends as appear to the Board to be justified by the profits and/or reserves of the Company.

Deductions from or retentions of dividends

141

(1) The Board may deduct from any dividend payable to any Member all sums of money (if any) presently payable by him to the Company on account of calls or otherwise in relation to the shares of the Company on which the Company has a lien.

(2) In accordance with Article 53, the Board may retain the dividends payable upon any shares in respect of which, under the provisions contained in these Articles as to the transmission of shares, any person is entitled to become a Member or entitled to transfer the shares, until such person shall become a Member in respect of such shares or shall transfer the same.

No interest on dividends

142 No dividend shall bear interest against the Company unless otherwise provided by the rights attaching to the shares.

Payment procedure

143 Any dividend, interest or other moneys payable in cash in respect of registered shares may be paid by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the joint holder who is first named on the Register or to such person and to such address as the holder or joint holders may direct in writing or by such other method (including interbank or other funds transfer system and in respect of dividends or other monies related to shares in uncertificated form, by means of the relevant system (as defined in the Regulations)) which the Directors consider appropriate. Every such cheque, warrant or transfer of funds shall be made payable to the order of the person to whom it is sent and shall be sent at the risk of that person and payment of a cheque or warrant by the bank on which it was drawn or the transfer of the funds by the bank instructed to make the same shall be a good discharge to the company. In addition, any such dividend or other sum may be paid by any interbank or other funds transfer system or such other means and to or through such person as the holder or joint holders (as the case may be) may in writing direct and the Company shall have no responsibility for any sums lost or delayed in the course of any such transfer or where it has acted on any such directions.

Joint holders

144 If two or more persons are registered as joint holders of any share, or are entitled jointly to a share in consequence of the death or bankruptcy of the holder or otherwise by operation of law, any one of them may give effectual receipts for any dividend or other moneys payable or property distributable on or in respect of the share.

Dividends not in cash

145 The Company may on the recommendation of the Board by ordinary resolution direct payment of the dividend wholly or partly by the distribution of specific assets and, in particular, of paid up shares, debentures or debenture stock of any other company or in any one or more of such ways, and the Board shall give effect to such resolution and, where any difficulty arises in regard to such distribution, the Board may settle the difficulty as it thinks expedient and, in particular, may issue fractional certificates and fix the value for distribution of such specific assets or any part of them and may determine that cash payments shall be made to any Members on the footing of the values so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as may seem expedient to the Board.

Forfeiture of unclaimed dividends

146 All dividends unclaimed may be invested or otherwise made use of, at the Board's discretion, for the benefit of the Company until claimed, subject as provided in these Articles. Any dividend unclaimed after a period of twelve years from the date when it became due for payment shall be forfeited and shall revert to the Company and the payment by the Board of any unclaimed dividend or other sum payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect of it.

Waiver of dividend

147 The waiver in whole or in part of any dividend on any share by any document (whether or not executed as a deed) shall be effective only if such document is signed by the Member (or the person entitled to the share in consequence of the death or bankruptcy of the holder or otherwise by operation of law) and delivered to the Company and if and to the extent that the same is accepted as such or acted upon by the Company.

Scrip dividends

148

(1) The Board may, if authorised by an ordinary resolution of the Company, offer any holders of ordinary shares of the Company one or more of the following options:

(a) instead of taking the net cash amount due to them in respect of all or any part (to be determined by the Board) of any dividend declared or payable on all or any ordinary shares held by them, either to invest such cash in subscribing for unissued ordinary shares in the capital of the Company payable in full or by instalments or in paying up in full or by instalments any unpaid or partly paid ordinary shares held by them; or

(b) instead of taking the net cash amount due to them in respect of all or any part (to be determined by the Board) of any dividend declared or payable on all or any ordinary shares held by them, to elect to receive new ordinary shares in the capital of the Company credited as fully paid; or

(c) to forego their entitlement to all or any part (to be determined by the Board) of any dividend declared or payable on all or any ordinary shares held by them and to take instead fully paid bonus ordinary shares; or

(d) any other option in respect of all or any part (to be determined by the Board) of any dividend on all or any ordinary shares held by them as the Board may determine.

(2) In relation to any such option as is referred to in paragraph (1) of this Article, the following provisions shall apply:

(a) an ordinary resolution may specify a particular dividend (whether or not already declared) or may specify all or any dividends declared within a specified period;

(b) the entitlement of each holder of ordinary shares to new ordinary shares shall be such that the relevant value of the entitlement shall be as nearly as possible equal to (but not greater than) the cash amount (disregarding any tax credit) of the dividend that such holder elects to forego provided always that, in calculating the entitlement, the Board may at its discretion adjust the figure obtained by dividing the relevant value by the amount payable on the ordinary shares up or down so as to procure that the entitlement of each shareholder to new ordinary shares may be represented by a simple numerical ratio. For this purpose "relevant value" shall be calculated by reference to the average of the

middle market quotations for the Company's ordinary shares on the London Stock Exchange as derived from the Daily Official List, on such five consecutive dealing days as the Board shall determine provided that the first of such days shall be on or after the day on which the ordinary shares are first quoted "ex" the relevant dividend, or in such other manner as may be determined by or in accordance with the ordinary resolution;

(c) the Board may determine to allow a right of election in respect of a dividend but they shall not be required to give notice in writing to holders of ordinary shares each time they determine to allow a right of election, provided that each holder of ordinary shares shall have been issued forms of election and information on the procedure to be followed, the place at which and the latest date and time by which, duly completed forms of election must be lodged in order to be effective.

(d) the Board shall not proceed with any election unless the Company has sufficient authorised and unissued shares and sufficient reserves or funds that may be capitalised to give effect to it after the basis of allotment is determined;

(e) the Board may exclude from any offer any holders of ordinary shares where the Board believes that the making of the offer to them would or might involve the contravention of the laws of any territory;

(f) the dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable on ordinary shares in respect of which an election has been made ("the elected ordinary shares") and instead additional ordinary shares shall be allotted to the holders of the elected ordinary shares on the basis of allotment calculated as stated. For such purpose the Board may capitalise, out of any amount for the time being standing to the credit of any reserve or fund (including the profit and loss account, share premium account, capital redemption reserve or any other undistributable reserve) whether or not the same is available for distribution as the Board may determine, a sum equal to the aggregate nominal amount of the additional ordinary shares to be allotted on that basis and apply it in paying up in full the appropriate number of unissued ordinary shares for allotment and distribution to the holders of the elected ordinary shares on that basis:

(g) the additional ordinary shares when allotted shall rank pari passu in all respects with the fully-paid ordinary shares then in issue except that they will not be entitled to participate in the relevant dividend;

(h) the Board may also from time to time establish or vary a procedure for election mandates, under which a holder of ordinary shares may elect to receive ordinary shares credited as fully paid instead of cash in respect of all future rights offered to that holder under this Article until the election mandate is revoked or deemed to be revoked in accordance with the procedure;

(i) the Board may undertake and do such acts and things as it may consider necessary or expedient for the purpose of giving effect to the provisions of this Article including (without limitation) making such provisions as it may think fit in relation to any fraction of an ordinary share which may or would arise pursuant to the application of this paragraph (2) of this Article (including provisions whereby, in whole or in part, fractional entitlements are disregarded and the benefit of them accrues to the Company rather than to the Members concerned and/or under which fractional entitlements are accrued and/or retained and in each case accumulated on behalf of any shareholder and such accruals or retentions are applied to the allotment by way of bonus to, or cash subscription on behalf of, such shareholder of fully paid ordinary shares).

Articles 156 and 157 shall apply mutatis mutandis to capitalisations of profits or reserves effected pursuant to this Article.

RECORD DATES

Power to choose any record date

149 Notwithstanding any other provision of these Articles, the Company or the Board may fix any date as the record date for any dividend, distribution, allotment or issue provided that such record date is not later than the date on which the dividend, distribution, allotment or issue is paid or made.

ACCOUNTS

Records to be kept

150 The Board shall cause to be kept accounting records in compliance with the

Statutes.

Inspection of records

151 The accounting records shall be kept at the Office or (subject to the provisions of the Statutes) at such other place as the Board thinks fit and shall at all times be open to inspection by officers of the Company. Except by the authority of the Board or as provided by the Statutes or ordered by a court of competent jurisdiction no Member in his capacity as such shall be entitled to inspect any accounting records or books or papers of the Company.

Preparation and laying of accounts and reports

152 The Board shall in respect of each financial year in accordance with the Statutes cause to be prepared and laid before the Company in general meeting such annual accounts and Directors' and Auditors' reports as are required by the Statutes.

Publication of accounts and reports

153 Except as provided in the following Article, a copy of the Company's accounts (together with a copy of the Directors' and Auditors' reports on those accounts) which are to be laid before the Company in general meeting shall be sent to every person to whom the Company is by law required to send them not less than twenty-one days before the date of the meeting. However, this Article shall not require a copy of those accounts to be sent to any person who under the provisions of these Articles is not entitled to receive notices from the Company or of whose address the Company is unaware or to more than one of the joint holders of shares or debentures. To the extent permitted by the Statutes and agreed by the member concerned the documents referred to in this Article may be sent by electronic communication.

Summary financial statements

154 Subject to the provisions of the Statutes and any regulations made under the Statutes, the Company may send a summary financial statement to Members instead of or in addition to copies of its full accounts and reports.

CAPITALISATION OF PROFITS AND RESERVES

Power to capitalise reserves and funds

155 The Company in general meeting may, on the recommendation of the Board, pass

an ordinary resolution to the effect that it is desirable to capitalise any sum for the time being standing to the credit of any of the Company's reserve accounts or to the credit of the profit and loss account, whether or not it is available for distribution, and accordingly that such sum be set free for distribution among the Members who would have been entitled to it if it were distributed by way of dividend (and in the same proportions) on condition that it be applied either in or towards paying up any amounts for the time being unpaid on any shares in the Company held by such Members respectively, or in paying up in full unissued ordinary shares of any other class (subject to any special rights previously conferred on any shares or class of shares for the time being issued), debentures or other obligations of the Company to be allotted and distributed, credited as fully paid up, to such Members in such proportions, or partly in the one way and partly in the other, and the Board shall give effect to such resolution.

Authority to effect capitalisations

156 Whenever a resolution shall have been passed under the preceding Article, the Board shall make all appropriations and applications of the sum resolved to be capitalised, and all allotments and issues of fully paid shares, debentures or other obligations of the Company (if any) and generally shall do all acts and things required to give effect to it. The Board may also authorise any person to enter, on behalf of all the Members entitled to them, into any agreement with the Company providing for the allotment to them respectively, credited as fully paid up, of any further shares, debentures or other obligations of the Company to which they may be entitled on such capitalisation, or (as the case may require) for the payment up by the Company on their behalf, by the application of their respective proportions of the sum resolved to be capitalised, of the amounts or any part of the amounts remaining unpaid on their existing shares. Any agreement made under such authority shall be effective and binding on all such Members. Any proceeds of sale of shares, debentures or other obligations of the Company arising under this Article shall, until distributed, be available to the Company for its own use free of interest and without any liability to account for any profit arising.

Settlement of difficulties in distribution

157 Where any difficulty arises in regard to any distribution of any capitalised reserve or fund the Board may settle the matter as it thinks expedient and in particular may issue fractional certificates or authorise any person to sell and transfer any fractions or may resolve that the distribution should be as nearly as may be practicable in the correct proportions or may ignore fractions altogether and may determine that cash

payments shall be made to any Members in order to adjust the rights of all parties.

AUDITORS

Auditors

158 Auditors shall be appointed and their duties regulated in accordance with the Statutes.

Validity of Auditors' acts

159 Subject to the provisions of the Statutes, all acts done by any persons acting as Auditors shall, as regards all persons dealing in good faith with the Company, be valid, notwithstanding that there was some defect in his appointment or that they were at the time of their appointment not qualified for appointment or subsequently became disqualified.

Auditors' right to attend general meetings

160 Auditors shall be entitled to attend any general meeting of the Company and to receive all notices of and other communications relating to any general meeting of the Company which any Member is entitled to receive and to be heard at any general meeting of the Company on any part of the business of the meeting which concerns them as Auditors.

SERVICE OF NOTICES AND OTHER DOCUMENTS

Method of service

161 Any notice or other document (including a share certificate) may be served on or delivered to any Member by the Company either personally or by sending it through the post in a pre-paid cover addressed to the Member at his registered address or, (if he has no registered address within the United Kingdom) to the address, if any, within the United Kingdom supplied by him to the Company as his address for service of notices, or by delivering it to that address addressed to the Member or by fax (except for share certificates) to a fax number notified by the Member in writing or by electronic mail (except for share certificates) to an address notified by the Member in writing or by a relevant system or by any other means authorised in writing by the Member concerned. In the case of joint holders of a share, service or delivery of any notice or other document on or to one of the joint holders shall for all purposes be deemed a sufficient service on or delivery to all the joint holders. For such purpose joint holders having no registered address in the United Kingdom

and not having supplied an address within the United Kingdom for the service of notices shall be disregarded.

Record date for service

162 Any notice or other document (including a share certificate) may be served or delivered by the Company by reference to the Register as it stands at any time not more than fifteen days before the date of posting (where the notice or other document is posted) or otherwise not more than fifteen days before the date of service. No change in the Register after that time shall invalidate that service or delivery. Where any notice or other document is served on or delivered to any person in respect of a share in accordance with these Articles, no person deriving any title or interest in that share shall be entitled to any further service or delivery of that notice or document.

Members resident abroad

163 Any Member whose registered address is not within the United Kingdom or the Republic of Ireland and who gives to the Company an address within the United Kingdom at which notices may be served on him shall be entitled to have notices served on him at that address but, unless he does so, shall not be entitled to receive any notice from the Company.

When notice deemed served

164 Any notice from or on behalf of the Company, if served by first class post, shall be deemed to have been served on the day following the day on which it was posted and if served by second class post, shall be deemed to have been served two days after the day on which it was posted and in proving such service it shall be sufficient to prove that the notice was properly addressed, stamped and posted. Any notice or other document from or on behalf of the Company not sent by post but left at a registered address shall be deemed to have been served or delivered on the day it was left. Where a document (other than a share certificate) is served or delivered by fax, service or delivery shall be deemed to be effected at the time it was sent. Where a document is served or delivered by a relevant system, service or delivery shall be deemed to be effected when the Company (or a sponsoring system-participant acting on its behalf) sends the issuer instruction relating to the document.

Any document or notice which, in accordance with these Articles, may be sent by the Company by electronic mail shall, if so sent, be deemed to be received at 9 am

on the day following that on which it was transmitted. Proof (in accordance with the formal recommendations of best practice contained in the guidance issued by the Institute of Chartered Secretaries and Administrators) that an electronic communication was sent shall be conclusive evidence of such sending.

Service of notice on person entitled by transmission

165 Where a person is entitled by transmission to a share, any notice or other document shall be served on or delivered to him as if he were the holder of that share and his address noted in the Register were his registered address. Otherwise, any notice or other document served on or delivered to any Member pursuant to these Articles shall, notwithstanding that the Member is then dead or bankrupt or that any other event giving rise to the transmission of the share by operation of law has occurred and whether or not the Company has notice of the death, bankruptcy or other event, be deemed to have been properly served or delivered in respect of any share registered in the name of that Member as sole or joint holder.

Notice when post not available

166 If at any time by reason of the suspension or curtailment of postal services within the United Kingdom the Company is unable effectively to convene a general meeting by notice sent through the post, a general meeting may be convened by a notice advertised in at least two daily newspapers with a national circulation and in that event the notice shall be deemed to have been served on all Members and persons entitled by transmission, who are entitled to have notice of the meeting served on them, on the day when the advertisement has appeared in at least two such newspapers. If at least six clear days prior to the meeting the posting of notices to addresses throughout the United Kingdom has again become practicable, the Company shall send confirmatory copies of the notice by post to the persons entitled to receive them.

167 Where under these Articles a document requires to be signed by a Member or other person then, if in the form of an electronic communication, to be valid it must incorporate the electronic signature or personal identification details (which may be details previously allocated by the Company) of that Member or other person, in such form as the Directors may approve, or be accompanied by such other evidence as the Directors may approve, or be accompanied by such other evidence as the Directors may require to satisfy themselves that the document is genuine. The Company may designate mechanisms for validating any such document, and any

such document not so validated by use of such mechanisms shall be deemed not to have been received by the Company.

168 (A) Any Member may notify the Company of an address for the purpose of his receiving electronic communications from the Company, and having done so shall be deemed to have agreed to receive by electronic communication notices and other documents from the Company of the kind to which the address relates. In addition, if a Member notifies the Company of his email address, the Company may satisfy its obligations to send him any notice or other document by:

(i) publishing such notice or other document on a web site; and

(ii) notifying him by email to that email address that such notice or document has been so published, specifying the address of the web site where the notice may be accessed, how it may be accessed and (if the notice relates to a shareholders' meeting) stating (a) that the notice concerns a notice of a company meeting served in accordance with the Act, (b) the place, date and time of the meeting, (c) whether the meeting is to be an annual or extraordinary general meeting and (d) such other information as the Statutes may prescribe.

(B) Any amendment or revocation of a notification given to the Company under this Article shall only take effect in writing, signed by the Member and on actual receipt by the Company thereof.

(C) An electronic communication shall not be treated as received by the Company if it is rejected by computer virus protection arrangements.

Statutory requirements

169 Nothing in any of the preceding eight Articles shall affect any requirement of the Statutes that any particular offer, notice or other document be served in any particular manner.

UNTRACED SHAREHOLDERS

Power to stop sending notices to untraced shareholders

170 If on two consecutive occasions notices have been sent through the post to any Member at his registered address or his address for the service of notices but have been returned undelivered, such Member shall not thereafter be entitled to receive notices from the Company until he shall have communicated with the Company and supplied in writing to the Office a new registered address within the United Kingdom for the service of notices.

Power of sale of shares held by untraced shareholders

171

(1) The Company may sell at the best price reasonably obtainable any shares in the Company on behalf of the holder of, or person entitled by transmission to, the shares by instructing a member of the London Stock Exchange to sell them if:

(a) the shares have been in issue through the qualifying period and at least three cash dividends have become payable on the shares during the qualifying period;

(b) no cash dividend payable on the shares has either been claimed by presentation to the paying bank of the relevant cheque or warrant or been satisfied by the transfer of funds to a bank account designated by the holder of, or person entitled by transmission to, the shares at any time during the relevant period;

(c) so far as the Secretary at the end of the relevant period is then aware, the Company has not at any time during the relevant period received any communication from the holder of, or person entitled by transmission to, the shares;

(d) the Company has caused two advertisements to be published, one in a daily newspaper with a national circulation and the other in a newspaper circulating in the area of the last known address of the holder of, or person entitled by transmission to, the shares shown in the Register or in the area of the last known address at which service of notices may be effected in the manner authorised by these Articles, giving notice of its intention to sell the shares and a period of three months has elapsed from the date of publication of the advertisements or of the later of the two advertisements to be published if they are published on different

dates; and

(e) the Company has given notice to the London Stock Exchange of its intention to make the sale.

For the purpose of this Article:

"the qualifying period" means the period of twelve years immediately preceding the date of publication of the advertisements referred to in sub-paragraph (d) above or the first of the two advertisements to be published if they are published on different dates; and

"the relevant period" means the period beginning at the commencement of the qualifying period and ending on the date when all the requirements of sub-paragraphs (a), (b), (d) and (e) above have been satisfied.

(2) If during any relevant period further shares have been issued in right of those held at the beginning of that relevant period or of any previously so issued during that relevant period and all the requirements of sub-paragraphs (1)(b) to (e) above have been satisfied in regard to the further shares, the Company may also sell the further shares.

(3) To give effect to any sale of shares pursuant to this Article the Board may authorise some person (so far as is consistent with the facilities and requirements of the relevant system (as defined in the Regulations) concerned) to convert the shares in question from shares in certificated form to shares in uncertificated form or vice versa, or, in relation to certificated shares, to transfer the shares in question and, in relation to uncertificated shares, to make arrangements consistent with the facilities and requirements of the relevant system concerned for the transfer of such shares and any such conversion, instrument of transfer executed by that person or arrangement shall be as effective as if it had been executed by the holder of, or person entitled by transmission to, the shares. The purchaser shall not be bound to see to the application of the purchase moneys nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale except as may be provided in the Regulations. The net proceeds of sale shall belong to the Company and, on their receipt, the Company shall become indebted to the former holder of, or person entitled by transmission to, the shares for an amount equal to the net proceeds. No trust shall be created in respect of the debt and no interest shall be payable in respect of it and the Company shall not be required to account

for any moneys earned from the net proceeds, which may be employed in the business of the Company or as it thinks fit.

Uncashed dividends

172 The Company may cease to send any cheque or warrant through the post or may stop the transfer of any sum by any bank or other funds transfer system, as the case may be, for any dividend payable on any shares in the Company which is normally paid in that manner on those shares if in respect of at least two consecutive dividends payable on those shares the cheques or warrants have been returned undelivered or remain uncashed or the transfer has failed but, subject to the provisions of these Articles, shall recommence sending cheques or warrants or transferring funds, as the case may be, in respect of dividends payable on those shares if the holder or person entitled by transmission claims the arrears of dividend in which event the Company shall resume payment of dividend (and arrears) as notified by the claimant or, in the absence of such notification, in the same manner in which payment was effected prior to the suspension of the payment of dividend.

WINDING UP

Directors' power to petition

173 The Directors shall have power in the name and on behalf of the Company to present a petition to the Court for the Company to be wound up.

Distribution of assets in proportion to amounts paid up on capital

174 If the Company shall be wound up then, subject to the rights attached to any shares issued on special conditions, the assets of the Company available for distribution among the Members shall be divided among the holders of the shares in proportion to the amounts of the capital paid up on them.

Distribution of assets otherwise than in cash

175 If the Company shall be wound up the liquidator (whether the liquidation is voluntary, under supervision, or by the Court) may, with the sanction of an extraordinary resolution of the Company and any other sanction required by the Statutes, divide amongst the Members in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as he deems fair on any property to be divided and may determine how such division shall be carried out as between

the Members or different classes of Members. The liquidator may, with the same sanction, vest the whole or any part of such assets in trustees on such trusts for the benefit of the contributories as the liquidator, with the same sanction, shall think fit, and the liquidation of the Company may be closed and the Company dissolved but so that no Member shall be compelled to accept any shares or other securities on which there is any liability.

INDEMNITY

Indemnity

176

(1) Subject to the provisions of the Statutes, but without prejudice to any indemnity to which the person concerned may otherwise be entitled, every Director or other officer of the Company and the Auditors, shall be indemnified out of the assets of the Company against any liability incurred by him as a Director or other officer of the Company, or as Auditor in the actual or purported execution and/or discharge of his duties and/or the exercise or purported exercise of his powers and/or otherwise in connection with or in relation to his powers, duties or office including (without prejudice to the generality of the foregoing) any liability incurred by him in defending any proceedings (whether civil or criminal) in which judgment is given in his favour (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted or in connection with any application under the Statutes in which relief is granted to him by the court.

(2) Without prejudice to the above paragraph the Board shall have power to purchase and maintain insurance for or for the benefit of any persons who are or were at any time Directors, officers or employees of any Relevant Company (as defined below) or who are or were at any time trustees of any pension fund or employee share scheme in which employees of any Relevant Company are interested, including (without prejudice to the generality of the foregoing) insurance against any liability incurred by such persons in respect of any act or omission in the actual or purported execution and/or discharge of their duties and/or in the exercise or purported exercise of their powers and/or otherwise in relation to their duties, powers or offices in relation to any Relevant Company, or any such pension fund or employee share scheme.

(3) For the purpose of this Article, "Relevant Company" shall mean the Company, any holding company of the Company or any other body, whether or not incorporated, in which the Company or such holding company or any of the predecessors of the Company or of such holding company has or had any interest whether direct or indirect or which is in any way allied to or associated with the Company, or any Subsidiary of the Company or of such other body.

Companies House

for the record

HSBC HS
102344

Company Name
TESCO PLC

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Public Limited Company

Company Number
445790

Information extracted from Companies House records on
23rd May 2001

Section 1: Company details

A03 COMPANIES HOUSE 04/07/01

Ref: 445790/09/28

	Current details	Amended details
Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Tesco House, Delamare Road, Cheshunt, Herts EN8 9SL**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held Lloyds Bank Plc Registrars Department The Causeway Worthing West Sussex BN99 6DA**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SI** 521 ...,etc	

04 JAN 20 7:21

> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*

	Current details	Amended details
> Company Secretary *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** Rowley Stuart AGER **Address** O'brien House Ponsbourne Park Newgate Street Village Hertfordshire SG13 8QT	Name ____ Address ____ UK Postcode _ _ _ _ _ _ _ Date of change _ _ / _ _ / _ _ _ _ Date Rowley Stuart AGER ceased to be secretary (if applicable) _ _ / _ _ / _ _ _ _
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Rowley Stuart AGER **Address** O'brien House Ponsbourne Park Newgate Street Village Hertfordshire SG13 8QT **Date of birth** 01/07/1945 **Nationality** British **Occupation** Director	Name ____ Address ____ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ____ Occupation ____ Date of change _ _ / _ _ / _ _ _ _ Date Rowley Stuart AGER ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Charles Lamb ALLEN **Address** Stornoway House 13 Cleveland Row London SW1A 1GG **Date of birth** 04/01/1957 **Nationality** British **Occupation** Chief Executive	Name ____ Address ____ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ____ Occupation ____ Date of change _ _ / _ _ / _ _ _ _ Date Charles Lamb ALLEN ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Company Number - 445790

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Philip CLARKE **Address** Wooleston House Ponsbourne Park Newgate St Village Hertford SG13 8QR **Date of birth** 08/03/1960 **Nationality** British **Occupation** Director	Name ____ Address ____ UK Postcode Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Philip CLARKE ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Dr Harald EINSMANN **Address** 43 Chester Square London SW1W 9EA **Date of birth** 21/03/1934 **Nationality** German **Occupation** Non Executive Director	Name ____ Address ____ UK Postcode Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Dr Harald EINSMANN ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** John Anthony GARDINER **Address** Ponsbourne Park Newgate Village Hertford Hertfordshire SG13 8QZ **Date of birth** 22/06/1936 **Nationality** British **Occupation** Company Director	Name ____ Address ____ UK Postcode Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date John Anthony GARDINER ceased to be director (if applicable) __ / __ / ____

Company Number - 445790

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** John GILDERSLEEVE **Address** 21 Clarke Road Mount Farm Bletchley Milton Keynes MK1 1LG **Date of birth** 16/07/1944 **Nationality** British **Occupation** Company Director	Name ____ Address ____ ____ ____ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ____ Occupation ____ Date of change _ _ / _ _ / _ _ _ _ Date John GILDERSLEEVE ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Andrew Thomas HIGGINSON **Address** Little Wood Wood End Marlow Buckinghamshire SL7 2HW **Date of birth** 10/07/1957 **Nationality** British **Occupation** Accountant	Name ____ Address ____ ____ ____ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ____ Occupation ____ Date of change _ _ / _ _ / _ _ _ _ Date Andrew Thomas HIGGINSON ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Terence Patrick LEAHY **Address** Armitage House Delamare Road Cheshunt Herts EN8 9SL **Date of birth** 28/02/1956 **Nationality** British **Occupation** Director	Name ____ Address ____ ____ ____ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ____ Occupation ____ Date of change _ _ / _ _ / _ _ _ _ Date Terence Patrick LEAHY ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Company Number - 445790

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Timothy John Rolit MASON **Address** Resource House Delamare Road Cheshunt Waltham Cross Hertfordshire EN8 9SL **Date of birth** 23/07/1957 **Nationality** British **Occupation** Company Director	Name ____ Address ____ ____ ____ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Timothy John Rolit MASON ceased to be director (if applicable) __ / __ / ____
Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** John William MELBOURN CBE **Address** 4 Berkeley Gardens Claygate Esher Surrey KT10 0TP **Date of birth** 16/10/1937 **Nationality** British **Occupation** Banker	Name ____ Address ____ ____ ____ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date John William MELBOURN CBE ceased to be director (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Veronique MORALI **Address** 7 Rue De La Chaise Paris 75007 France **Date of birth** 12/09/1958 **Nationality** French **Occupation** Director	Name ____ Address ____ ____ ____ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Veronique MORALI ceased to be director (if applicable) __ / __ / ____

Company Number - 445790

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Graham Fenwick PIMLOTT **Address** 79 Beckwith Road London SE24 9LQ **Date of birth** 22/10/1949 **Nationality** British **Occupation** Investment Banker	Name ____ Address ____ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ____ Occupation ____ Date of change _ _ / _ _ / _ _ _ _ Date Graham Fenwick PIMLOTT ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** David POTTS **Address** Mary Clarke House Ponsbourne Park Newgate St Village Hertford SG13 8QR **Date of birth** 18/03/1957 **Nationality** British **Occupation** Director	Name ____ Address ____ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ____ Occupation ____ Date of change _ _ / _ _ / _ _ _ _ Date David POTTS ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** David Edward REID **Address** Progress House The Boulevard Shire Park Welwyn Garden City Hertfordshire AL7 1RZ **Date of birth** 05/02/1947 **Nationality** British **Occupation** Director	Name ____ Address ____ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ____ Occupation ____ Date of change _ _ / _ _ / _ _ _ _ Date David Edward REID ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Issued share capital details

> Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.

Class of Share: ORDINARY

Number of shares issued: 6,935,760,779

Aggregate Nominal Value of issued shares: £346,787,038.95

Class of Share: ______

Number of shares issued: ______

Aggregate Nominal Value of issued shares: ______

Class of Share: ______

Number of shares issued: ______

Aggregate Nominal Value of issued shares: ______

Class of Share: ______

Number of shares issued: ______

Aggregate Nominal Value of issued shares: ______

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued: ______

Aggregate Nominal Value of issued shares: ______

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House.*

- ☐ There were no changes during the period
- ☐ A list of changes is enclosed
- ☑ A full list of members is enclosed

The last full list of members was received on: 07/06/2000

> **REMEMBER:**
>
> ***Changes** to shareholder particulars or details of shares transferred to be **completed each year***
>
> *A full list of shareholders is required with the first and every third Annual Return thereafter*
>
> *List shareholders in alphabetical order or provide an index*
>
> *List joint shareholders consecutively*

Company Number - 445790

Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Companies House

— for the record —

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature (Director / Secretary) DEPUTY

Date 29 / 06 / 2001

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

This AR is made up to *7/6/2001*

If you are making this return up to an earlier date, please give the date here

__ / __ / ____

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

If you wish to change your next return to a date earlier than **7th June 2002** please give the new date here:

__ / __ / ____

4. Where to send this form

Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Cheque ☑ *Postal Order* ☐ *Cheque / Postal Order Number* 102344

(Please complete as appropriate)

Contact Address

Please give the name and address of the person who should be contacted if there are any queries about this form.

Contact Name LIZ RICHARDS

Telephone number *inc code* _____ _______

Address [illegible] HOUSE, DELAMARE ROAD, CHESHUNT, HERTS

DX number *if applicable* ______

DX exchange

Postcode EN8 9SL

CD/FICHE

FORM ML8



BULK LIST OF SHAREHOLDERS OR MEMBERS

A BULK LIST OF SHAREHOLDERS OR MEMBERS FOR THIS COMPANY HAS BEEN LODGED BUT DOES NOT APPEAR ON THIS ANNUAL RETURN MICROFICHE.

IF YOU WISH TO SEARCH THE LIST, PLEASE ENQUIRE AT THE SEARCH CONTROL COUNTER.

COMPANY NUMBER 445790


SECRETARIAT

Please complete in typescript, or in bold black capitals

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 00445790

Company Name in full Tesco PLC

	Day	Month	Year
Date of appointment	18	09	00
†Date of Birth	12	09	58

Appointment form

Appointment as director X as secretary

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Notes on completion appear on reverse.

NAME *Style / Title MRS *Honours etc

Forename(s) VERONIQUE

Surname MORALI

Previous Forename(s) Previous Surname(s)

Usual residential address 7 RUE DE LA CHAISE

Post town PARIS 75007 Postcode

County / Region Country FRANCE

†Nationality FRENCH †Business occupation DIRECTOR

†Other directorships (additional space overleaf)

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] Mrs Morali **Date** 18/9/00

* Voluntary details.
† Directors only.

A director, secretary etc must sign the form below.

Signed [signature] **Date** 18/9/00

** Please delete as appropriate.

(** a ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

NADINE SANKAR, TESCO HOUSE, DELAMARE ROAD, CHESHUNT, HERTS, EN8 9SL

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF4 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**



REG-Tesco PLC (TSCO.L) Director Shareholding.

100 words

23 December 2003

11:19

Regulatory News Service

English

RNS Number:5987T Tesco PLC 23 December 2003

TESCO PLC

DIRECTORS SHAREHOLDINGS

The Company was informed today that on 22 December 2003, the following Directors purchased Ordinary shares of 5p each in the Company, at a price of 246.50p per share. This was as a result of re-investments in PEPs.

Director	No. of shares
R S Ager	291
D E Reid	59

Enquiries:

M J Field Deputy Secretary Tesco PLC Tel: 01992 632 222

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSTJBBTMMBTBPJ.

Document RNS0000020031223dzcn0030j

REG-Tesco PLC (TSCO.L) Director Shareholding.

84 words

17 December 2003

10:30

Regulatory News Service

English

(c) 2003

RNS Number:3574T Tesco PLC 17 December 2003

Tesco PLC

DIRECTORS' SHAREHOLDINGS

The Company was informed that the following Director sold Ordinary shares of 5p each in the Company, at a price of 245p per share on 16 December 2003.

Director	No of Shares
R S Ager	22,258

Enquiries: M J Field

Deputy Secretary
Tesco PLC
Tel: 01992 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSTRBMTMMTBBLJ.

Document RNS0000020031217dzch0028m

REG-Tesco PLC (TSCO.L) Director Shareholding.

120 words

17 December 2003

10:29

Regulatory News Service

English

(c) 2003

RNS Number:3571T Tesco PLC 17 December 2003

Tesco PLC (the "Company")

DIRECTORS' SHAREHOLDINGS

The Company was informed on 16 December 2003 that, the following Director has exercised options over Ordinary shares of 5p each in the Company, under the Tesco Executive Share Option Scheme, at an option price of 151.66p per share and subsequently sold a total of 198,669 Ordinary shares at a price of 245p per share on 16 December 2003.

Director	No of Shares
T J R Mason	198,669

Enquiries: M J Field Deputy Secretary Tesco PLC Tel: 01992 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSTRBMTMMTBBRJ.

Document RNS0000020031217dzch0028l

REG-Tesco PLC (TSCO.L) Director Shareholding.

157 words
17 December 2003
10:27
Regulatory News Service
English
(c) 2003

RNS Number:3569T Tesco PLC 17 December 2003

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 17 December 2003, 81,610 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, Sir Terence Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 81,610 Ordinary Shares of 5p each in the Company.

Enquiries:

M J Field Deputy Secretary Tesco PLC Tel:-(01992) 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSTRBMTMMTBBFJ.

Document RNS0000020031217dzch0025u

REG-Tesco PLC (TSCO.L) Director Shareholding.

138 words

15 December 2003

12:53

Regulatory News Service

English


04 JAN 20 AM 7:21

RNS Number:2596T Tesco PLC 15 December 2003

Tesco PLC ("the Company")

DIRECTORS SHAREHOLDING

Tesco PLC has today been notified that on 12 December 2003, the Trustees of the Tesco Employee Share Incentive Plan purchased Ordinary Shares of 5 pence each in the Company at a price of 244.50p per share on behalf of the Directors below:

Director	Number of Shares	
R S Ager	44	
P A Clarke	44	
J Gildersleeve	44	
A Higginson	44	
T P Leahy	44	
T J R Mason	88	(includes 44 shares in the name of Mrs Fiona Mason)
D T Potts	44	
D E Reid	44	

Enquiries:

M J Field Deputy Secretary Tesco PLC Tel: 01992 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSTABTTMMABBTJ.

Document RNS0000020031215dzcf003s7

REG-Tesco PLC (TSCO.L) Director Shareholding.

157 words
10 December 2003
11:48
Regulatory News Service
English
(c) 2003

RNS Number:0869T Tesco PLC 10 December 2003

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 10 December 2003, 7,364 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, Sir Terence Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 7,364 Ordinary Shares of 5p each in the Company.

Enquiries:

M J Field Deputy Secretary Tesco PLC Tel:-(01992) 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSTMBBTMMIBBTJ.

Document RNS0000020031210dzca002pc

REG-Tesco PLC (TSCO.L) Director Shareholding.

139 words
8 December 2003
16:40
Regulatory News Service
English

.

RNS Number:0076T Tesco PLC 08 December 2003

Tesco PLC ("the Company")

DIRECTORS' SHAREHOLDINGS

The Company was informed today that on 28 November 2003 the Directors below became entitled to scrip dividend Ordinary shares of 5p each in the Company, at a price of 239.55p per share, under the Scrip Dividend Scheme:

Director	No of Shares
R S Ager	17,141
P A Clarke	8,507
J Gardiner	83
J Gildersleeve	16,516
A T Higginson	10,257
T P Leahy	24,057
T J R Mason	13,385
G F Pimlott	252
D T Potts	11,013
D E Reid	21,684

Enquiries:

M J Field

Deputy Secretary

Tesco PLC

Tel: 01992 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSTPBFTMMJMBIJ.

Document RNS0000020031208dzc8006q3

REG-Tesco PLC (TSCO.L) Director Shareholding.

102 words

8 December 2003

16:37

Regulatory News Service

English

RNS Number:0073T Tesco PLC 08 December 2003

Tesco PLC

DIRECTORS SHAREHOLDINGS

The Company has today been informed that on 28 November 2003, the Director below became entitled to a dividend reinvestment of Ordinary shares of 5p each in the Company ISA, at a price of 248.50p per share.

Director	No of Shares
R S Ager	173 (including 30 in the name of Mrs S Ager)

Enquiries:

M J Field

Deputy Secretary

Tesco PLC

Tel: 01992 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSTPBFTMMJMBTJ.

Document RNS0000020031208dzc8006q0

REG-Tesco PLC (TSCO.L) Director Shareholding.

145 words
3 December 2003
16:46
Regulatory News Service
English

.

RNS Number:8351S Tesco PLC 03 December 2003

Tesco PLC ("the Company")

DIRECTORS SHAREHOLDING

Tesco PLC has today been notified that, on Friday 28 November 2003, the Trustees of the Tesco Employee Share Incentive Plan purchased Ordinary Shares of 5 pence each in the Company at a price of 248.75p per share under the Re-invested Dividend scheme on behalf of the Directors below:

Director	Number of Shares
R S Ager	22
P A Clarke	22
J Gildersleeve	22
A Higginson	22
T P Leahy	22
T J R Mason	42 (includes 20 shares in the name of Mrs Fiona Mason)
D T Potts	22
D E Reid	22

Enquiries:

M J Field Deputy Secretary Tesco PLC Tel: 01992 632222

This information is provided by RNS

END RDSTJBFTMMIMBBJ.

Document RNS0000020031203dzc3005yk

REG-Tesco PLC (TSCO.L) Director Shareholding.

157 words
3 December 2003
16:44
Regulatory News Service
English

RNS Number:8348S Tesco PLC 03 December 2003

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 3 December 2003, 10,792 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, Sir Terence Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 10,792 Ordinary Shares of 5p each in the Company.

Enquiries:

M J Field Deputy Secretary Tesco PLC Tel:-(01992) 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSTJBFTMMIMBMJ.

Document RNS0000020031203dzc3005yh

REG-Tesco PLC (TSCO.L) Director Shareholding.

157 words

26 November 2003

10:28

Regulatory News Service

English

RNS Number:5100S Tesco PLC 26 November 2003

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 26 November 2003, 27,269 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, Sir Terence Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 27,269 Ordinary Shares of 5p each in the Company.

Enquiries:

M J Field Deputy Secretary Tesco PLC Tel:-(01992) 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSBFBMTMMTTBJJ.

Document RNS0000020031126dzbq00260

REG-Tesco PLC (TSCO.L) Add. listing/Scrip Div Circ.

147 words
26 November 2003
10:26
Regulatory News Service
English

RNS Number:5097S Tesco PLC 26 November 2003

Tesco PLC ("the Company")

Additional listing and Scrip Dividend Circular.

Application has been made to the FSA UK Listing Authority, the London Stock Exchange and the Irish Stock Exchange for the listing of 6,310,554 Ordinary Shares of 5p each, ranking pari passu with the existing Ordinary Shares, to the Official List.

These shares have been issued pursuant to the Company's Scrip Dividend Scheme.

Copies of the above document have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

This information is provided by RNS

The company news service from the London Stock Exchange

END

LISBGBDBBDDGGXL.

Document RNS0000020031126dzbq0025w

REG-Tesco PLC (TSCO.L) Trading Statement.

250 words
25 November 2003
07:20
Regulatory News Service
English

RNS Number:4427S Tesco PLC 25 November 2003

25 November 2003

TESCO PLC
QUARTER 3 TRADING STATEMENT
GROUP SALES GROW BY 17.5%

GROUP SALES

Group sales for the fourteen weeks ending 15 November 2003 increased by 17.5%. This growth was driven by all four parts of our strategy:

- winning in the core UK through the best all round shopping experience; - growing non food market share; - being innovative in retailing services; and - growing our international business at a rate ahead of our major

competitors.

UK BUSINESS CONTINUES TO OUTPERFORM

Total UK sales for the fourteen weeks ending 15 November were up 14.6% including 4.3% from T&S Stores. Like for like sales were up 6.9%, driven by strong volumes of 6.6%. We continue to see some petrol inflation.

Non food goes from strength to strength. Our clothing offer continues to grow at more than six times the market rate, with sales up 34% in the quarter.

STRONG INTERNATIONAL PERFORMANCE

International sales were up 31% in the third quarter. All countries have contributed to this growth despite some tough trading conditions. We will have 189 hypermarkets operating overseas by the year end.

- ends -

Enquiries:-

Steve N Butler	Tesco Investor Relations	Tel:- 01992 644 800
John Church	Tesco Press Office	Tel:- 01992 646 606
Angus Maitland	Maitland Consultancy	Tel:- 020 7379 5151

This information is provided by RNS
The company news service from the London Stock Exchange
END TSTBRBDBRUDGGXS.

Document RNS0000020031125dzbp0003i

REG-Tesco PLC (TSCO.L) Director Shareholding.

157 words
19 November 2003
11:31
Regulatory News Service
English

RNS Number:2418S Tesco PLC 19 November 2003

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 19 November 2003, 107,406 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, Sir Terence Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 107,406 Ordinary Shares of 5p each in the Company.

Enquiries:

M J Field Deputy Secretary Tesco PLC Tel:-(01992) 632222

END

RDSBLBBTMMTBBRJ.

Document RNS0000020031119dzbj0020q

REG-Tesco PLC (TSCO.L) Director Shareholding.

138 words

19 November 2003

11:30

Regulatory News Service

English

.

RNS Number:2416S Tesco PLC 19 November 2003

Tesco PLC

DIRECTORS' SHAREHOLDINGS

The Company was informed on 18 November 2003 that the Directors below were granted options on 6 November 2003, at a price of 195p per share, under the Company's Savings-Related Share Option Scheme. The shares are exerciseable from 1 February 2009, with the exception of Mr Ager, whose options are exerciseable from 1 February 2007.

Director	No of Shares
R S Ager	946
P A Clarke	1,625
A Higginson	1,625
T P Leahy	1,625
T J R Mason	1,625
D T Potts	1,625

Enquiries:

M J Field Esq

Deputy Secretary

Tesco PLC

Tel: 01992 632222

END

RDSBLBBTMMTBBAJ.

Document RNS0000020031119dzbj0020p

REG-Tesco PLC (TSCO.L) Director Shareholding.

142 words
19 November 2003
11:29
Regulatory News Service
English

.

RNS Number:2414S Tesco PLC 19 November 2003

Tesco PLC ("the Company")

DIRECTORS SHAREHOLDING

Tesco PLC has been notified on 18 November 2003 that, on Friday 14 November 2003, the Trustees of the Tesco Employee Share Incentive Plan purchased Ordinary Shares of 5 pence each in the Company at a price of 244.75p per share on behalf of the Directors below:

Director	Number of Shares	
R S Ager	45	
P A Clarke	45	
J Gildersleeve	45	
A Higginson	45	
T P Leahy	45	
T J R Mason	90	(includes 45 shares in the name of Mrs Fiona Mason)
D T Potts	45	
D E Reid	45	

Enquiries:

M J Field Deputy Secretary Tesco PLC

Tel: 01992 632222

END

RDSBLBBTMMTBBJJ.

Document RNS0000020031119dzbj0020n

REG-Tesco PLC (TSCO.L) Appt Tesco Personal Finance.

346 words
17 November 2003
10:33
Regulatory News Service
English

RNS Number:1279S Tesco PLC 17 November 2003

17 November 2003

NEW CHAIRMAN FOR TESCO PERSONAL FINANCE

Tesco today announced that Andrew Higginson is to take over as Chairman of its personal finance joint venture when the current Chairman, Rowley Ager, retires next year.

The new role will be in addition to Mr Higginson's responsibilities for Finance and Strategy at Tesco PLC. He has served on the Tesco Personal Finance board since its first year of operation.

Mr Higginson's appointment comes soon after the bank smashed through the 4 million accounts mark and launched a number of new products, such as instant car breakdown cover and off the shelf travel insurance.

Welcoming his appointment Andrew Higginson said: "I am delighted to be taking on this new position, particularly at such an exciting time for Tesco Personal Finance. In the first half of this year the business delivered profits of £56 million, we now have over one million motor insurance policies and 1.6 million credit card accounts. From nothing just six years ago we are now by far the leading supermarket bank."

-ENDS-

Enquiries

Press:	Jonathan Church	+44 (0)1992 646606
Analysts:	Steve Butler	+44 (0)1992 644800

Notes For Editors:

1. Tesco Personal Finance was launched in 1997. It is a joint venture with the Royal Bank of Scotland. The Chief Executive Officer is Ian Clink. Products available include savings accounts, credit cards, loans, life insurance, motor insurance, travel insurance and breakdown cover.

2. Andrew Higginson, 46, joined the Tesco Board as Group Finance Director in 1997. Prior to that he had been Finance Director of the Burton Group. He started his career at Unilever and Guinness, before becoming Group Finance Director of Laura Ashley. He is a member of the 100 Group of Finance Directors and Non-Executive Director of C and J Clark Limited.

3. The appointment will take effect from March 2004.

This information is provided by RNS
The company news service from the London Stock Exchange

END MSCBGBDBRGBGGXR.

Document RNS0000020031117dzbh002be

REG-Tesco PLC (TSCO.L) Director Shareholding.

157 words

12 November 2003

11:52

Regulatory News Service

English

RNS Number:9796R Tesco PLC 12 November 2003

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 12 November 2003, 5,010 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, Sir Terence Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 5,010 Ordinary Shares of 5p each in the Company.

Enquiries:

M J Field

Deputy Secretary

Tesco PLC

Tel:-(01992) 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSBTBBTMMIBBRJ.

Document RNS0000020031112dzbc002s2

REG-Tesco PLC (TSCO.L) Tesco Acquisition of Kipa.

319 words
11 November 2003
10:33
Regulatory News Service
English

RNS Number:9155R Tesco PLC 11 November 2003

11 November 2003

Tesco acquires Turkish Hypermarket Chain

Tesco today announced that it has gained control of Kipa, a small Turkish hypermarket chain by acquiring the necessary majorities of the unlisted A shares and listed B shares.

Tesco first signalled that it was in talks with Kipa in August 2002.

The equity capital cost of 100% of Kipa is £75m debt free (USD $124m at current exchange rates*), plus an additional payment in return for cash acquired on the balance sheet on closing. This is a cash deal. Tesco will be making a tender offer for the outstanding B shares as required by Turkish law.

Kipa operates 5 hypermarkets in the Aegean region with reported sales in 2002 of £124m, pre tax profit of £4.7m and has over 1,500 employees. Turkey has a growing population of 70 million with an underdeveloped retail market. In 2002 it had real GDP growth of 7.8% and is working towards EU accession which will bring further economic benefits.

Terry Leahy, Chief Executive, said, "The acquisition of Kipa is an important step in our international strategy for long term growth. It is a great opportunity and an ideal entry vehicle: Kipa has a small and profitable chain of hypermarkets operating in a growing market. We will be working with existing management and three of the current Kipa directors to serve Turkish customers even better."

Enquiries

Press:	Lucy Neville-Rolfe, Tesco PLC	+44 (0)1992 646606
	Angus Maitland, The Maitland Consultancy	+44 (0)20 7379 5151
Analysts:	Steve Butler, Tesco PLC	+44 (0)1992 644800
	Lucy Cross, Tesco PLC	+44 (0)1992 646663

* Exchange rate as at 10 Nov 2003: £1: USD $1.65

This information is provided by RNS
The company news service from the London Stock Exchange

END ACQILFLILELLLIV.

Document RNS0000020031111dzbb0025t

REG-Tesco PLC (TSCO.L) Director Shareholding.

120 words
10 November 2003
17:46
Regulatory News Service
English

RNS Number:9041R Tesco PLC 10 November 2003

TESCO PLC

DIRECTORS' SHAREHOLDINGS

The Company was informed today, that on 7 November 2003, Mrs Fiona Mason, wife of Mr T J R Mason, Director, exercised the following options over Ordinary shares of 5p each in the Company under the Tesco Executive Share Option Scheme, and subsequently sold the Ordinary shares at a price of 240p per share.

No. of shares Exercised	Option Price
18,000	176.66p
15,000	178.00p
9,888	205.00p

Enquiries: M J Field Esq

Deputy Secretary

Tesco PLC

Tel: 01992 632222

This information is provided by RNS

The company news service from the London Stock Exchange

END

RDSBMBRTMMIBBBJ.

Document RNS0000020031110dzba005hb

REG-Tesco PLC (TSCO.L) Director Shareholding.

157 words
5 November 2003
14:21
Regulatory News Service
English

.

RNS Number:7173R Tesco PLC 05 November 2003

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 5 November 2003, 18,212 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, Sir Terence Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 18,212 Ordinary Shares of 5p each in the Company.

Enquiries:

M J Field Deputy Secretary Tesco PLC Tel:-(01992) 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSBABITMMBMBRJ.

Document RNS0000020031105dzb50053d

REG-Tesco PLC (TSCO.L) Director Shareholding.

157 words

29 October 2003

12:05

Regulatory News Service

English

.

RNS Number:4373R Tesco PLC 29 October 2003

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 29 October 2003, 9,965 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, Sir Terence Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 9,965 Ordinary Shares of 5p each in the Company.

Enquiries:

M J Field Deputy Secretary Tesco PLC Tel:-(01992) 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSMLBTTMMMTBMJ.

Document RNS0000020031029dzat002uu

REG-Tesco PLC (TSCO.L) Doc re. Pricing Supplement.

146 words

23 October 2003

12:26

Regulatory News Service

English

RNS Number:2348R Tesco PLC 23 October 2003

Pricing Supplement

Issuer: Tesco Plc

Series Number

Description:	JPY 20,000,000,000
Currency/ Principal Amount:	Japanese Yen ("JPY")
Issue Price:	99.916 per cent
Specified Denomination	JPY 10,000,000
Issue Date:	23 October 2003
Maturity Date:	23 March 2009
ISIN:	XS0178651708

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority 25 The North Colonnade Canary Wharf London E14 5HS

Tel. no. (0)20 7066 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

This information is provided by RNS
The company news service from the London Stock Exchange

END

DOCLXLFLXBBLFBL.

Document RNS0000020031023dzan001e1

REG-Tesco PLC (TSCO.L) Director Shareholding.

157 words
22 October 2003
14:42
Regulatory News Service
English
(c) 2003

RNS Number:1906R Tesco PLC 22 October 2003

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 22 October 2003, 105,853 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, Sir Terence Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 105,853 Ordinary Shares of 5p each in the Company.

Enquiries:

M J Field Deputy Secretary Tesco PLC Tel:-(01992) 632222

END

RDSMTBITMMJTBPJ.

Document RNS0000020031022dzam003jt

REG-Tesco PLC (TSCO.L) Director Shareholding.

139 words

20 October 2003

16:02

Regulatory News Service

English

.

RNS Number:0977R Tesco PLC 20 October 2003

Tesco PLC ("the Company")

DIRECTORS SHAREHOLDING

Tesco PLC has today been notified that on Friday 17 October 2003, the Trustees of the Tesco Employee Share Incentive Plan purchased Ordinary Shares of 5 pence each in the Company at a price of 235.50p per share on behalf of the Directors below:

Director	Number of Shares	
R S Ager	47	
P A Clarke	47	
J Gildersleeve	47	
A Higginson	47	
T P Leahy	47	
T J R Mason	94	(includes 47 shares in the name of Mrs Fiona Mason)
D T Potts	47	
D E Reid	47	

Enquiries:

M J Field

Deputy Secretary

Tesco PLC

Tel: 01992 632222

END

RDSMMBATMMATBRJ.

Document RNS0000020031020dzak002e6

REG-Tesco PLC (TSCO.L) Director Shareholding.

157 words

15 October 2003

11:54

Regulatory News Service

English

RNS Number:9275Q Tesco PLC 15 October 2003

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 15 October 2003, 16,187 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, Sir Terence Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 16,187 Ordinary Shares of 5p each in the Company.

Enquiries:

M J Field Deputy Secretary Tesco PLC Tel:-(01992) 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END RDSMABBTMMABBMJ.

Document RNS0000020031015dzaf003s7

REG-Tesco PLC (TSCO.L) Holding(s) in Company.

95 words
10 October 2003
16:14
Regulatory News Service
English
(c) 2003

RNS Number:7935Q Tesco PLC 10 October 2003

Tesco PLC

Disclosure of interest in shares

The Company has today been informed by a letter dated 30th September 2003 that as at the close of business on 30th September 2003, Cater Allen International Limited no longer have a notifiable interest in the ordinary shares of 5p each of the Company.

Enquiries:

MJ Field Tel: 01992 632222

Deputy Secretary

Tesco PLC

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLMMBFTMMMBBLJ.

Document RNS0000020031010dzaa006sq

REG-Tesco PLC (TSCO.L) Director Shareholding.

157 words
8 October 2003
14:56
Regulatory News Service
English

RNS Number:6719Q Tesco PLC 08 October 2003

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 8 October 2003, 8,807 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, Sir Terence Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 8,807 Ordinary Shares of 5p each in the Company.

Enquiries:

M J Field Deputy Secretary Tesco PLC Tel:-(01992) 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Document RNS0000020031008dza8005k1

REG-Tesco PLC (TSCO.L) Holding(s) in Company.

97 words

3 October 2003

16:21

Regulatory News Service

English

RNS Number:5338Q Tesco PLC 03 October 2003

Tesco PLC (the "Company")

DISCLOSURE OF INTEREST IN SHARES

The Company has been informed by a letter dated 2 October 2003 that as at the close of business on 30 September 2003, Lehman Brothers International (Europe) no longer have a notifiable interest in the Ordinary shares of 5p each of the Company.

Enquiries:

Martin Field Deputy Secretary Tesco PLC Tel:-(01992) 632 222

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Document RNS0000020031003dza3006bt

REG-Tesco PLC (TSCO.L) Director Shareholding.

157 words

1 October 2003

16:51

Regulatory News Service

English

RNS Number:4301Q Tesco PLC 01 October 2003

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 1 October 2003, 25,185 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, Sir Terence Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 25,185 Ordinary Shares of 5p each in the Company.

Enquiries:

M J Field Deputy Secretary Tesco PLC Tel:-(01992) 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Document RNS0000020031001dza1004sm

REG-Tesco PLC (TSCO.L) Holding(s) in Company.

109 words
30 September 2003
17:16
Regulatory News Service
English

.

RNS Number:3799Q Tesco PLC 30 September 2003

Tesco PLC (the "Company")

DISCLOSURE OF INTEREST IN SHARES

The Company has today been informed by a letter dated 29th September 2003 that as at the close of business on 26th September 2003, Cater Allen International Limited had an interest in 231,210,207 Ordinary shares of 5p each of the Company. This represents 3.16% of the share capital of the Company.

Enquiries:

M J Field Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Document RNS0000020030930dz9u008vm

REG-Tesco PLC (TSCO.L) Holding(s) in Company.

109 words

30 September 2003

17:15

Regulatory News Service

English

RNS Number:3793Q Tesco PLC 30 September 2003

Tesco PLC (the "Company")

DISCLOSURE OF INTEREST IN SHARES

The Company has today been informed by a letter dated 29th September 2003 that as at the close of business on 25th September 2003, Lehman Brothers International (Europe) had an interest in 505,405,456 Ordinary shares of 5p each of the Company. This represents 6.91% of the share capital of the Company.

Enquiries:

M J Field Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END HOLLMMRTMMBJBMJ.

Document RNS0000020030930dz9u008vi

REG-Tesco PLC (TSCO.L) Holding(s) in Company.

109 words
29 September 2003
16:56
Regulatory News Service
English

RNS Number:3104Q Tesco PLC 29 September 2003

Tesco PLC (the "Company")

DISCLOSURE OF INTEREST IN SHARES

The Company has today been informed by a letter dated 26th September 2003 that as at the close of business on 24th September 2003, Lehman Brothers International (Europe) had an interest in 287,784,342 Ordinary shares of 5p each of the Company. This represents 3.94% of the share capital of the Company.

Enquiries:

M J Field Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

END

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Document RNS0000020030929dz9t007hi

REG-Tesco PLC (TSCO.L) Response toGovernmentDecision (SFW.L).

276 words
26 September 2003
11:53
Regulatory News Service
English
(c) 2003

RNS Number:2265Q Tesco PLC 26 September 2003

26 September 2003

TESCO RESPONSE TO GOVERNMENT DECISION ON SAFEWAY

Tesco today responded to the Government's decision not to allow the three biggest supermarkets to bid for Safeway by pledging to continue to deliver for its customers.

Chief Executive, Sir Terry Leahy, said: "Although we are disappointed that we are not able to offer Safeway shoppers the same fantastic experience we try to give our 12 million customers in our stores every week, we are not entirely surprised by the Government's decision. It is in line with the statements released by the Competition Commission as part of its inquiry, which suggested that a tough view would be taken on consolidation.

"However, as the UK's leading supermarket we thrive on competition. Our recent results, our moves to bring new competition to the telecoms sector and our latest round of price cuts show that we continue to provide the best value for customers. We have a strong strategy for growth in food, non-food, retail services and overseas which we look forward to continuing."

The great job that Tesco do for customers was last night recognised when Tesco was declared best Multiple Retailer of the Year and Fresh Produce Retailer of the Year.

- Ends -

This document is available on the internet at www.tesco.com

Contacts:

Press:	Lucy Neville-Rolfe	Tel: 01992 646606
	Angus Maitland	Tel: 020 7379 5151
Analysts:	Steven N Butler	Tel: 01992 644800
	Lucy Cross	Tel: 01992 646663

This information is provided by RNS
The company news service from the London Stock Exchange

END RSPPUUPCBUPWGGQ.

Document RNS0000020030926dz9q00461

REG-Tesco PLC (TSCO.L) Director Shareholding.

139 words
22 September 2003
15:38
Regulatory News Service
English

RNS Number:0270Q Tesco PLC 22 September 2003

Tesco PLC ("the Company")

DIRECTORS SHAREHOLDING

Tesco PLC has today been notified that on Friday 19 September 2003, the Trustees of the Tesco Employee Share Incentive Plan purchased Ordinary Shares of 5 pence each in the Company at a price of 244.50p per share on behalf of the Directors below:

Director	Number of Shares
R S Ager	45
P A Clarke	45
J Gildersleeve	45
A Higginson	45
T P Leahy	45
T J R Mason	90 (includes 45 shares in the name of Mrs Fiona Mason)
D T Potts	45
D E Reid	45

Enquiries:

M J Field

Deputy Secretary

Tesco PLC

Tel: 01992 632222

END RDSLTMATMMJTBIJ.

Document RNS0000020030922dz9m003wa

REG-Tesco PLC (TSCO.L) Holding(s) in Company (BARC.L).

113 words

19 September 2003

12:13

Regulatory News Service

English

RNS Number:9609P Tesco PLC 19 September 2003

TESCO PLC ("the Company")

DISCLOSURE OF INTEREST IN SHARES

The Company was informed on 18 September 2003 by a letter dated 12 September 2003, that as at the close of business on 11 September 2003, Barclays PLC through various legal entities, had an interest in 220,325,600 ordinary shares of 5p each of the Company. This represents 3.01% of the share capital of the Company.

Enquiries

M J Field
Deputy Secretary
Tesco PLC
01992 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Document RNS0000020030919dz9j003jv

REG-Tesco PLC (TSCO.L) HLDG BY EMPLOYEE BENEFIT TST.

85 words
17 September 2003
17:16
Regulatory News Service
English

RNS Number:8873P Tesco PLC 17 September 2003

Tesco PLC ("the Company")

Tesco PLC announces that on 17 September 2003, the Tesco International Employee Benefit Trust purchased 106,231 Ordinary Shares of 5 pence each in the Company at an average price of 241.0p.

Enquiries:

R S Ager Esq

Company Secretary Tesco PLC Tel:-(01992) 627872

END

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Document RNS0000020030917dz9h005bp

REG-Tesco PLC (TSCO.L) Director Shareholding.

157 words
17 September 2003
11:48
Regulatory News Service
English

RNS Number:8633P Tesco PLC 17 September 2003

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 17 September 2003, 73,860 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, Sir Terence Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 73,860 Ordinary Shares of 5p each in the Company.

Enquiries:

M J Field Deputy Secretary Tesco PLC Tel:-(01992) 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Document RNS0000020030917dz9h001uj

